Form 40-F
period 2002-12-31
BENNETT ENVIRONMENTAL INC
filed 2003-05-16
CIK 1048295

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 40-F

      (Check One)

|_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

|X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended 12/31/02          Commission File Number 0-30946

                           BENNETT ENVIRONMENTAL INC.
             (Exact Name of Registrant as Specified in its Charter)

                        Federally Incorporated in Canada
        (Province or Other Jurisdiction of Incorporation or Organization)

                         Suite 208 -- 1540 Cornwall Road
                        Oakville, Ontario, Canada L6J 7W5
                                 (905) 339-1540

   (Address and Telephone Number of Registrant's Principal Executive Offices)

                             Susan K. Shapiro, Esq.
                           Perkins, Smith & Cohen, LLP
                       One Beacon Street, Boston, MA 02108
                                 (617) 854-4000
 (Name, Address and Telephone Number of Agent for Service in the United States)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                   Name of Each Exchange
         Title of Each Class                        on Which Registered
         -------------------                        -------------------
   Common Shares Without Par Value                American Stock Exchange
                                                  Toronto Stock Exchange
                                                  Frankfurt Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                       N/A
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

      |X| Annual information form       |X|  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      16,508,739 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                            YES |_|         NO |X|

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            YES |X|         NO |_|

Documents Filed as Part of This Report

1.    Annual Information Form of the Company for the year ended December 31,
      2002.

2. Management's Discussion and Analysis of the Company for the year ended December 31, 2002.

3. Audited Financial Statements of the Company for the years ended December 31, 2002, 2001 and 2000, together with the auditor's report thereon (Note 15 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).

                           BENNETT ENVIRONMENTAL INC.
                          Suite 208, 1540 Cornwall Road
                                Oakville, Ontario
                                     L6J 7W5

                             Annual Information Form
                      For the year ended December 31, 2002

                            Dated as of May 17, 2003

                                TABLE OF CONTENTS

INTERPRETATION.................................................................i

INCORPORATION..................................................................1
   THE CORPORATION.............................................................1
   SUBSIDIARIES................................................................1

GENERAL DEVELOPMENT OF THE BUSINESS............................................2
   GENERAL.....................................................................2
   HISTORY AND GENERAL DEVELOPMENT.............................................2
   TRENDS......................................................................3

DESCRIPTION OF THE BUSINESS....................................................3
   PRODUCTS AND SERVICES.......................................................3
   COMPETITION.................................................................8
   APPLICABLE GOVERNMENT REGULATION...........................................10
   EMPLOYEES..................................................................12
   FACILITIES.................................................................12
   RISK FACTORS...............................................................13

SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................18
   ANNUAL INFORMATION.........................................................18
   QUARTERLY INFORMATION......................................................19
   DIVIDEND POLICY............................................................20

MANAGEMENT'S DISCUSSION AND ANALYSIS  OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.....................................................20

MARKET FOR SECURITIES.........................................................20

DIRECTORS AND OFFICERS........................................................21

ADDITIONAL INFORMATION........................................................22

CAUTION REGARDING FORWARD-LOOKING STATEMENTS..................................22

GLOSSARY OF TECHNICAL TERMS...................................................24

                                 INTERPRETATION

In this Annual Information Form, references to "BEI" are to Bennett Environmental Inc. and references to the "Corporation" are to BEI and its subsidiaries, Bennett RemTech Ltd., Bennett Remediation Services Ltd., Recupere Sol Inc. and Material Resource Recovery S.R.B.P. Inc., as a group. The meanings of certain technical terms used in this Annual Information Form are set out below under the heading "Glossary of Technical Terms".

In this Annual Information Form, unless otherwise stated, all references to dollar amounts are to Canadian dollars and the information is current as of May 17, 2003.

                                  INCORPORATION

The Corporation

Bennett Environmental Inc. ("BEI") was incorporated under the Canada Business Corporations Act on July 29, 1992. On April 4, 1996, BEI amended its articles to consolidate its issued and outstanding common shares on a one for four basis, and on July 9, 2002, BEI amended its articles to subdivide its issued and outstanding common shares on a three for two basis. BEI's head and principal office is located at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada L6J 7W5. The Corporation also maintains offices in British Columbia, Canada, and Quebec, Canada. BEI's registered and records office and address for service in British Columbia is Suite 900, 200 Burrard Street, Vancouver, British Columbia, Canada V7X 1T2.

Subsidiaries

BEI carries on business through four wholly-owned operating subsidiaries - Bennett RemTech Ltd. ("BRT"), Bennett Remediation Services Ltd. ("BRS"), Recupere Sol Inc. ("RSI") and Material Resources Recovery S.R.B.P. Inc. ("MRR"). BRS was formed for the purpose of establishing, either alone or through its subsidiaries or with partners, remediation facilities utilizing equipment manufactured by BRT. Currently, BEI has no plans to establish remediation facilities through BRT. RSI operates the Corporation's thermal treatment facility in St. Ambroise, Quebec, Canada. MRR operates a thermal treatment facility in Cornwall, Ontario, Canada. In addition, BEI also has two subsidiaries which are currently inactive - Bennett Environmental U.S. Inc. and Bennett Environmental U.S.A. Inc.

Additional information regarding BEI's subsidiaries is set out in the table below.

                                                  Percentage                 Jurisdiction
            Name of Subsidiary                   Ownership (1)             of Incorporation
Bennett RemTech Ltd.                                 100%              British Columbia, Canada

Bennett Remediation Services Ltd.                    100%              British Columbia, Canada

Bennett Environmental U.S. Inc.                      100%              Washington State, U.S.A.

Bennett Environmental U.S.A Inc.                     100%              Delaware, U.S.A.

Recupere Sol Inc.                                    100% (2)          Quebec, Canada

Material Resources Recovery S.R.B.P. Inc.            100% (3)          Ontario, Canada

----------
(1)   Ownership of outstanding voting and non-voting securities.

(2)   BEI's interest in RSI is held directly (34%) and indirectly through BRS
      (66%).

(3)   BEI's interest in MRR is held indirectly through RSI.

                       GENERAL DEVELOPMENT OF THE BUSINESS

General

The Corporation is engaged in the business of remediating contaminated soil, contaminated construction debris and mercaptan contaminated gas equipment. BEI's wholly-owned subsidiary, RSI, owns and operates a soil remediation facility in St. Ambroise, Quebec, Canada and BEI's indirect wholly-owned subsidiary, MRR, owns and operates a treatment facility in Cornwall, Ontario for the treatment of contaminated construction debris and mercaptan equipment. The Corporation also designs, manufactures and markets thermal oxidizing equipment and other pollution control equipment for the remediation of contaminated soils and the incineration of waste materials.

The Corporation's immediate objectives are to market the services of, and operate, the remediation facilities in St. Ambroise, Quebec and in Cornwall, Ontario, and to establish additional facilities in North America.

History and General Development

The Corporation's business utilizes thermal oxidation technology, which was initially developed by Aqua-Guard Technologies Inc. ("AGT"). John Bennett, the Chief Executive Officer of BEI, and his family (collectively, the "Bennett Family"), founded AGT in 1979 for the purpose of manufacturing and selling oil spill control equipment. AGT developed thermal oxidation technology from 1984 to 1992 and this technology forms the basis of the Corporation's current products.

In 1992, the management of AGT decided to separate AGT's oil spill control business from its thermal oxidation business. To accomplish this, BEI was formed to acquire the shares of AGT and the oil spill response business was sold by AGT to Aqua-Guard Spill Response Inc., a private Corporation owned by the Bennett Family. AGT was subsequently wound-up.

On August 29, 2000, BEI entered a strategic alliance with Onyx Environmental Services L.L.C. ("OES"), a subsidiary of the French multi-national corporation Vivendi that provides waste management services to companies in North America. As a part of this alliance, OES agreed to provide the Corporation with access to OES's sales network in the United States. In addition, the Corporation agreed to arrange training programs for OES's sales teams, assist on customer calls if required, and serve as specialized sales support to OES's sales team. The Corporation also agreed to provide OES with access to the Corporation's soil remediation facility for contaminated soils from the United States.

In September 2000, BEI entered into two separate agreements with IT Corporation ("IT"), a site remediation Corporation based in the United States. Under the first agreement, the Corporation agreed to reserve for IT 150,000 metric tonnes of soil treatment capacity over a five-year term (30,000 metric tonnes per year). IT has committed to either deliver a minimum of 100,000 metric tonnes (with minimum quarterly and annual targets) over the term of this agreement, or compensate the Corporation for up to U.S.$3 million over the five-year period, for not utilizing the reserved treatment capacity. In March 2001, the Corporation received the first purchase order from IT for the treatment of soils from a site in New Jersey. This purchase order was for U.S.$3 million. Under the second agreement with IT, the Corporation agreed to purchase all of IT's surplus North American thermal treatment equipment for U.S.$3 million. The Corporation has used this equipment to upgrade the equipment at the St. Ambroise, Quebec facility and intends to use the remainder of the equipment in the construction of the proposed facility in Belledune, New Brunswick and Kirkland Lake, Ontario. Any unused equipment will be sold.

Effective January 9, 2002, IT filed for bankruptcy, an asset sale was held by the trustee and substantially all the assets have been sold. These agreements are still in place with IT and as no shipments of soil have been made by IT since the bankruptcy protection on January 9, 2002, BEI has not had to make payments for the equipment since that time.

On May 16, 2002, RSI signed a new five-year labor agreement with the union that represents approximately 23 unionized employees at the Corporation's treatment facility in St. Ambroise, Quebec. This agreement will extend from January 1, 2002 until December 31, 2006.

On October 17, 2002, BEI signed a five-year contract with a manufacturing corporation for the treatment of PCB impacted materials. It is expected that the major part of this contract will be made up of soil and much of this will come from sites in Ontario and Quebec.

Effective September 30, 2002, RSI purchased 100% of the common shares of MRR based in Cornwall, Ontario for $61,621 in an arms length transaction from a group of private investors. At the time of the acquisition, MRR was being administered by an Ontario Court appointed Trustee and was under protection from creditors according to the Bankruptcy and Insolvency Act.. MRR specializes in the thermal destruction of PCB contaminated construction debris (e.g. wood, concrete and metal) and other contaminated plastics and metals. In addition, MRR thermally treats mercaptan contaminated gas distribution equipment. MRR also has the equipment and required permits to treat contaminated water.

Trends

As at the date of this Annual Information Form, there are no trends, commitments, events or uncertainties presently known to management of the Corporation that management reasonably expects to have a material effect on the Corporation's business, financial condition or results of operations. A discussion of various factors that could affect the Corporation's business is set out below under "Risk Factors."

                           DESCRIPTION OF THE BUSINESS

Products and Services

The business of the Corporation is characterized by two main business segments - contaminated materials remediation, and equipment sales. These two business segments build upon the thermal oxidation technology developed by the Corporation as a method of soil remediation.

Thermal Oxidizers

Thermal oxidizers, or incinerators, are specifically designed to remediate waste materials such as contaminated soils, and certain types of chemical wastes and sludge. The Corporation has spent and expensed approximately $2.2 million on research and development of its thermal oxidizer technology.

The Corporation's Mark IV Thermal Oxidizer removes contaminants by vaporizing and then combusting the undesirable elements at high temperatures. The Mark IV Thermal Oxidizer utilizes a rotary kiln, giving it the ability to accept virtually any type of organic waste in a number of physical forms. Rotary kilns operate using either "thermal desorption" systems or "thermal oxidation" systems. Thermal desorption systems operate at low temperatures and will not remove and destroy all contaminants. Thermal oxidation systems, on the other hand, operate at higher temperatures to extract the hydrocarbons from the soil via heat desorption, and subsequently oxidize the carbon-hydrogen bonds. The Corporation's rotary kiln is a thermal oxidizer that operates at high temperatures and is capable of processing waste with high hydrocarbon content. The design of the Corporation's thermal oxidizer technology can be adapted to handle municipal household waste.

The Corporation believes that the Mark IV Thermal Oxidizer is a cost-effective solution for the disposal and remediation of high-content hydrocarbon and chlorinated hydrocarbon contaminated soils and wastes. The system is typically priced at $2.0 to $5.0 million depending on the configuration.

The Mark IV Thermal Oxidizer can handle up to 20 metric tonnes of material per hour, including soils contaminated with low to high concentrations of hydrocarbons. The throughput rate depends on the level and type of hydrocarbon contamination, and the nature of the soil. Management of the Corporation expects that the Mark IV Thermal Oxidizer used at its soil remediation facility in St. Ambrose, Quebec, Canada will operate at an average of ten tonnes per hour for soils contaminated with chlorinated hydrocarbons, including PCB and PCP, on a 24-hour basis for 280 days per year, allowing the remaining days for maintenance and unplanned downtime.

The Corporation's thermal oxidizers have successfully processed wastes for various multinational companies, including Esso, in Saskatchewan, Canada; Exxon, in Aruba; and Chevron and other major oil companies, in Alberta, Canada and Alaska, United States.

The thermal process that is used at the MRR facility to treat contaminated debris is a batch process whereby contaminated material is placed in a kiln and heated to specific temperatures for a period of time to allow for the volatilization of contaminants.

Waste Remediation Facilities

St. Ambroise, Quebec

The Corporation owns and operates a thermal oxidation facility located in St. Ambroise, Quebec, Canada through its wholly-owned subsidiary RSI.

Site Development

The Corporation started construction of the facility in 1996 when it installed a rotary kiln and certain other ancillary equipment. Throughout 1996, the Corporation made improvements to the site including the addition of a central building and storage pads.

In 1997, the Corporation applied to the Quebec Ministry of Environment (the "Quebec MOE") to upgrade its permit allowing it to treat hydrocarbon-contaminated soil to include the treatment of soil contaminated with chlorinated hydrocarbons, including PCBs. The Corporation incurred expenditures of approximately $2,285,547 to improve the site and the facility to comply with the requirements of the upgraded permit. Improvements included the construction of a soil storage building, the construction of several additional storage pads, and the addition of material handling equipment, ventilation systems and a wastewater treatment system.

Before the Quebec MOE would issue the upgraded permit to the Corporation, the Corporation's thermal oxidizer had to undergo test burns to demonstrate the equipment's ability to destroy chlorinated hydrocarbons, including PCBs. The test results showed that the Corporation's treatment facility achieved a destruction and removal efficiency of better than 99.9999% and a combustion efficiency of approximately 100%. The results confirmed that the equipment was able to meet and better the applicable regulatory standards.

The Corporation received its permit to treat PCB contaminated soil in October 1997. The issuance of this type of permit often creates a negative public response. Even though the test results bettered the governmental standards and RSI had fully-complied with all of the steps in the permitting process, the Corporation was faced with community opposition to its facility. The Corporation participated in several public forums and conducted an educational campaign to inform area residents of the merits and safety of the facility. In March 1998, to satisfy some concerned local residents, the Quebec MOE and RSI jointly paid for a new test burn. The results of this second test burn confirmed the validity of the previous test and re-confirmed the facility's ability to destroy the organic contaminants and to treat the wastes. Subsequently, annual test burns have been conducted, and the results of these subsequent tests have re-confirmed the facility's ability to meet and better the regulatory standards.

Operations

The Corporation's operations occur almost exclusively at its St. Ambroise facility. The St. Ambroise facility commenced commercial operations in February 1998 and since that time the facility has provided services to Philips Services Ltd., to thermally treat PCB contaminated soil from a site in the Province of Ontario; government departments and government-owned corporations, including the Province of Nova Scotia, Manitoba Hydro and Dorval Airport (located in Montreal, Quebec); environmental agencies, including the U.S. Environmental Protection Agency and to Desco, Inc., to transport, treat and dispose of contaminated soils.

Customer contracts are project-based or one-time contracts and seldom last more than one month from the time soil is received at the plant until all the contaminated soil from the project is treated and invoiced back to the customer. Some of the larger contaminated sites have several remediation phases and contracts are awarded for each phase. In 2001, BEI was awarded a $25 million contract to treat 40,000 tonnes of material from the Federal Creosote Superfund Project in New Jersey. This contract took from May 2001 until March 2002 to complete. In 2002, BEI was awarded a contract for phase 2 of the project for $50 million and 65,000 tonnes. Shipments were first received in July 2002 and this phase is expected to be completed by July 2003.

Over the past 5 years, the Corporation has been successively upgrading the operating capacity of the St. Ambroise facility. In 1999, the facility treated approximately 40,000 metric tonnes of contaminated soil representing approximately 70% of its treatment capacity. In late 2001, the capacity of the treatment facility was upgraded to 80,000 metric tonnes per year and the facility treated 46,000 metric tones. In mid 2002, the capacity of the treatment facility was upgraded again to operate close to 100,000 tonnes per year. During 2002, the St. Ambroise facility treated 55,000 metric tonnes of contaminated soil. The Corporation has no immediate plans to make further upgrades to the capacity of the St. Ambroise facility.

Cornwall, Ontario

Acquisition of Site

Effective September 30, 2002 Bennett Environmental Inc., through it's subsidiary RSI, purchased MRR, a remediation company based in Cornwall, Ontario. MRR's facility is comprised of a building estimated to be 20,000 square feet which is currently used for offices, incineration equipment and work area. MRR has pre-existing permits to handle and incinerate PCB contaminated materials, mercaptan contaminated materials and also has the equipment and required permits to treat contaminated water.

Operations

The MRR treatment facility at Cornwall, Ontario houses a high temperature incinerator capable of incinerating hazardous materials at 1200 degrees C, shipping and storage areas and sales and engineering offices. The current operations that are carried on at the facility are the incineration of PCB contaminated materials (eg. wood, metals and concrete) and mercaptan contaminated materials. The Corporation currently has no plans to expand this business to treat other types of contaminants.

Kirkland Lake, Ontario

The Corporation is proposing to establish a high-temperature thermal treatment facility in Kirkland Lake, Ontario, Canada to remediate soil contaminated with chlorinated organic compounds, including PCBs. Kirkland Lake, located in Northern Ontario, was selected because of its proximity to major markets, its accessibility by rail and truck transportation, the existence of a skilled local labor force, the availability of mine sites which can use the clean treated soil in their land reclamation efforts, and a receptive community.

The Corporation's plans call for the proposed facility to be an upgraded version of the Corporation's treatment facility in St. Ambroise, Quebec. The Corporation expects that the facility will be capable of receiving and treating up to 200,000 metric tonnes of contaminated soil per year. It will utilize a high temperature thermal oxidizer, using technology similar to that used at the Corporation's Quebec facility. The facility will be designed to directly employ approximately 35 people, including highly skilled managerial, operational, and maintenance personnel. In addition, it is estimated that companies that provide services to the Corporation will employ an additional 25 people. The proposed facility will require regulatory approval by the Government of Ontario.

In the fall of 1999, the Corporation began to prepare its application under the Ontario Environmental Protection Act for approval to build and operate the proposed facility in Kirkland Lake. The Environmental Protection Act sets out the technical performance standards for such facilities. The Corporation submitted its application to the Ministry of the Environment for Ontario (the "Ontario MOE") in April 2000. On May 10, 2000 the Corporation decided to subject its proposed Kirkland Lake facility to review under the Environmental Assessment Act.

Based on consultations with members of the Town of Kirkland Lake and the local municipal council, a Citizens Advisory Committee was formed to provide local input during the permit approval process. The Corporation has committed not to accept liquid PCBs or other hazardous liquids for treatment at the proposed Kirkland Lake facility.

On June 19, 2002 the Corporation submitted its application to the Province of Ontario for final approval of its permit to construct an incineration facility in Kirkland Lake. On November 8, 2002 the Corporation voluntarily withdrew its application to construct an incineration facility in Kirkland Lake in order to address concerns raised by the government review committee. The Corporation intends to resubmit the application in 2004 after adequately addressing all stakeholder concerns.

Taylor, British Columbia

The Corporation obtained an incineration permit from the British Columbia Ministry of Environment to build a thermal incineration plant in Taylor, British Columbia, Canada to treat hydrocarbon contaminated soils. Under the terms of this permit, the Corporation cannot commence operations until an existing beehive burner (i.e., a waste wood incinerator) operated in Taylor by a third party ceases operation. Although, the beehive burner was scheduled to terminate operation in late 1997, an extension was granted to allow its operator to find alternative disposal for its waste wood. The development of a thermal treatment facility in British Columbia is not part of the Corporation's immediate plans. However, the Corporation continues to monitor the value of business prospects in British Columbia and determine whether such prospects warrant the Corporation's continuing efforts in British Columbia.

Port of Belledune, New Brunswick

On January 23, 2003 the Corporation received authorization from the Department of Environment and Local Government of New Brunswick to proceed with a permit application to construct and operate a thermal treatment facility in the Province of New Brunswick. The permit to commence construction is contingent on the Corporation preparing an Environmental Protection Plan, the establishment of a Community Environmental Liaison Committee and a requirement to hold and conduct public information sessions in the Belledune Community. All requirements have been complied with as of May 2, 2003 and the Corporation expects to receive a construction permit by June 2003. Subject to Board approval, the Corporation intends to begin construction by mid 2003.

Equipment Sales

The Corporation has not sold any thermal oxidizers since 1993 and has no current plans to sell its thermal oxidizers. However, the Corporation may in the future consider specific requests to design, build and sell its technology.

Revenues

The Corporation's revenues by type and by geographical region for the last two financial years are as follows (all figures in Canadian dollars):

                       Fiscal Year Ended December 31, 2001

                                  U.S.           Canada           Total

      Thermal treatment      $14,130,155      $ 9,292,419      $23,422,574
      Other                           --      $   487,377      $   487,377
                             -----------      -----------      -----------
                             $14,130,155      $ 9,779,796      $23,909,951

                       Fiscal Year Ended December 31, 2002

                                 U.S.           Canada            Total

      Thermal treatment      $36,531,708      $11,572,137      $48,103,845
      Other                           --      $ 1,749,799      $ 1,749,799
                             -----------      -----------      -----------
                             $36,531,708      $13,321,936      $49,853,644

      ----------

      During each year shown, approximately 98% of the Corporation's revenue was generated from the waste remediation facilities in St. Ambroise, Quebec, Canada.

Competition

The Corporation's competitive advantage is due in part to the permits that allow it to treat soils contaminated with chlorinated hydrocarbons, including PCBs. Obtaining permits is a long and difficult process. The application to build and operate thermal incinerators normally generates opposition from the public who seek assurances about the environmental impact and safety of the proposed facilities. To address public concerns, regulatory authorities who are responsible for issuing the permits, require the applicants to undergo extensive public consultations and to conduct environmental assessments before a permit to build and operate a facility is granted. The permitting process is therefore lengthy, rigorous and expensive. This creates an effective barrier to entry for new competitors into the Corporation's market niche. As a result, the Corporation is able to enjoy limited direct competition from other incineration service providers.

The Corporation considers its main competition to be:

o     landfills in Ontario, Canada;

o     multi-purpose incinerators operated throughout North America; and

o alternative treatment methods used in North America (for example, bioremediation, chemical oxidation and low temperature desorption).

Ontario Landfills

In Canada, the only secure landfill sites permitted to accept hazardous contaminants are in Ontario. On July 11, 2001, Quebec revised their landfill laws and restricted the levels of contaminants that can be disposed of in landfills. These restrictions took place effective January 11, 2002. Quebec effectively harmonized their landfill laws with those in the United States. Although Ontario has proposed landfill restrictions similar to those in Quebec and the United States, Ontario still allows the landfilling of soils containing certain hazardous chemicals. Ontario hazardous waste landfills market their services in the United States for soils within the Corporation's market niche. The largest competitive advantage these establishments have over the Corporation is their inexpensive prices. Landfilling costs approximately U.S.$120 to $200 per metric tonne, compared to the Corporation's services at approximately U.S.$350 per metric tonne.

However, in spite of this price advantage, landfills present disadvantages and potential financial exposure to their clients. Landfills are a temporary storage solution, and not a permanent solution for the problem of hazardous waste. In addition, landfill clients may face potential future liability due to the potential failure of the landfills' liners. This could lead to the generators of the hazardous material being required to pay for the clean-up of the landfills. Landfills continue to attract growing public scrutiny and opposition, which could serve to restrict their operations and make them less attractive to potential clients.

Currently, Ontario hazardous waste regulations permit disposal of persistent organic pollutants in landfills. The Canadian Federal government and some Provincial governments have stated their intention to amend their regulations to restrict the landfilling of certain hazardous waste, which might reduce the hazardous waste market for landfills. Treatment alternatives such as the Corporation's incineration facility may gain some of this market share. While the terms of the proposed restrictions are not clear, if the amended regulations create parity between the Canadian and U.S. environmental regulations, those U.S. customers who are obliged to treat their soils in the United States but are instead sending contaminated soils to Canada for disposal, would instead have to seek treatment alternatives in Canada.

Multi-Purpose Incinerators in North America

There are several other companies operating high temperature incinerators within North America, including one in Canada. Most of the competing incinerators are located in the United States, which gives them a perceived advantage over the Corporation. United States based treatment, storage and disposal facilities, hazardous waste generators, and consultants often prefer to do business with U.S. hazardous waste remediation facilities. This is due in part to the perception by U.S. clients that to export hazardous waste to another country for treatment is a complicated process. However, as the Corporation continues with its marketing efforts in the United States, it is securing contracts with reputable organizations, which has resulted in the Corporation gaining more acceptance as a suitable service provider within the U.S. market. Under the North American Free Trade Agreement, if a facility is licensed in one of the member countries, that license has to be recognized by the other member countries. U.S. government clients are not permitted to discriminate against the Corporation's facility because it is Canadian.

The Swan Hills Incinerator, formerly owned and operated by Bovar Waste Management and now owned by the Province of Alberta, located in Swan Hills, Alberta, Canada is the Corporation's only competing Canadian thermal incinerator. Swan Hills is located in Western Canada, which makes it more readily accessible to contaminated sites in the West. The Corporation does not compete with Swan Hills for soils originating in Western North America because of the higher transportation costs to ship the soils to the Corporation's facility in Quebec, which makes the complete cost (transport and treatment) for treatment at the Corporation's facility, higher than Swan Hills' complete cost. However, management believes that the same is true for Swan Hills with respect to the Corporation's North Eastern and Central North American market because high transport prices from the Corporation's niche market region to the Swan Hills facility, make that region economically inaccessible to Swan Hills.

Several of the Corporation's major competing incinerators, including Swan Hills, treat a wide spectrum of hazardous waste in different physical forms, such as liquids, sludges, soils and medical wastes. As a result, these facilities include additional features that have made them more expensive to build and potentially more expensive to operate. For soil remediation, the competitors' operational efficiency, in terms of throughput and on-site soil storage, is reduced as a result of the differences in process and design, thereby increasing the per unit treatment cost. In contrast, the Corporation's equipment and its processes were designed to treat only soils. As a result, the equipment was built at a lower cost and is able to operate at higher throughputs. It can therefore operate at a lower cost, allowing the Corporation to offer its services at a lower price than its competitors.

Alternative Treatment Methods

The Corporation also faces competition from alternative waste treatment methods, which include bioremediation, chemical oxidation and low temperature thermal desorption. These alternatives have a cost advantage (due to their ability to provide onsite remediation thereby avoiding expensive transportation costs) and the public perceives more environmentally friendly than the thermal treatment process. However, on-site low temperature thermal desorption for certain wastes has begun to attract public opposition and permitting concerns, which has made the option less attractive. Further, bioremediation and chemical oxidation are effective only for a relatively narrow spectrum of organic products and these treatment methods are ineffective at destroying the wider spectrum of persistent organic pollutants. Some of these alternative treatment methods are unpredictable with respect to the efficiency with which they can destroy certain highly concentrated contaminants.

Applicable Government Regulation

Regulatory Framework

On December 1, 1997, the Hazardous Materials Regulation (Quebec) was amended to exclude contaminated soils, including PCB contaminated soils, from the classification of "hazardous materials" in Quebec. Due to this modification, the Hazardous Materials Regulation allows companies, including the Corporation, to establish contaminated soil treatment centers without going through an Environmental Impact Study which requires a public hearing process and a minimum two year period prior to obtaining a permit.

In 1998, the Quebec MOE amended its regulations so that in the future, any corporation treating chlorinated chemicals (including soils contaminated with PCBs) will have to undergo an Environmental Impact Study before being permitted to start operations. Management believes that this process will be difficult in Quebec because of very active environmental groups and significant public opposition to such facilities.

Before issuing a Certificate of Authorization to operate a treatment center on a commercial basis, the Quebec government requires a series of tests to validate the capabilities of the technologies used to treat the materials. The test results must pass the Quebec government's regulations and standards with respect to air emissions and soil contamination. For example, in technologies using thermal destruction, the process unit must be able to destroy 99.9999% of the contaminants.

Generators of contaminated soil in Ontario are required to register all PCB contaminated material with the Ontario MOE. For those materials for which a destruction method is commercially available, a timetable for destruction of those materials or details justifying continued storage of those materials must be provided to the Ontario MOE. The Corporation believes it has a solution for many contaminated soil problems and has approached many of the generators to inform them that its facilities in St. Ambroise, Quebec and in Cornwall, Ontario offer an effective treatment solution for their contaminated soil. While the Corporation understands that Ontario MOE is encouraging companies currently storing contaminated soil to comply with regulations that compel them to eliminate the material, to date these regulations have not been enforced. The Corporation believes that as environmental clean-up becomes more important, these and other similar regulations will be enforced, and the option of "doing nothing" will be eliminated.

Many of the problems involved in obtaining a permit to treat contaminated waste using thermal oxidation methods relate to the perceptions of the public regarding thermal remediation and not to those methods meeting elimination and emission requirements. The Corporation attempts to address these issues through ancillary activities, which include community education programs such as disseminating information on thermal remediation in the community in which it wishes to obtain an operating permit. These ancillary activities are an important part of the strategy of obtaining an operating permit in a timely and cost-effective manner.

In addition to the regulatory process for the establishment of treatment facilities, the Corporation's operations and market are governed by various additional regulations in both the United States and Canada, concerning the storage, treatment and disposal of hazardous materials. See "Risk Factors" below.

Differences between Canadian and U.S. hazardous waste regulations have resulted in significant differences between Canadian and U.S. markets for hazardous soils. The U.S. EPA considers landfills a form of temporary containment because they tend to leak over an extended period (30 to 50 years). As a result, the U.S. EPA instituted landfill disposal restrictions in May 1999 which banned pentachlorophenol and other persistent organic pollutants, such as dioxins and furans, from U.S. landfills. As a result, owners of certain U.S. waste sites are being forced to seek alternative treatment solutions for their hazardous waste.

Current U.S. regulations allow for the disposal of PCB contaminated soils into landfills or encasement and storage on site. U.S. regulations also restrict PCBs with concentrations over 50 ppm from crossing the U.S. border. Therefore, the Corporation does not consider sites in the United States contaminated with PCBs as part of its market.

Canadian Market

At present, Canadian laws restrict the landfilling of wastes containing PCB above 50 ppm. All other hazardous waste contaminates, including persistent organic pollutants, are currently allowed to be disposed of in landfills. Quebec's new landfill regulations strengthen the Quebec Environmental Quality Act by imposing strict requirements on the location, design and construction of contaminated soil landfill sites. In addition, the regulations set out stringent guidelines on the types of contaminants and levels of contamination that can be disposed of in landfill sites.

Landfill disposal restrictions, similar to those of the United States, are expected to be established in Ontario. Ontario's MOE has stated that the legislative changes under discussion will render Ontario's hazardous waste regulations compatible with those of the United States, and that they will make the province's standards much more rigorous than in the past.

The Corporation believes that the introduction and enforcement of landfill restrictions in Ontario that are similar to those in place in the United States, could materially improve the Corporation's market position in Canada because this will enlarge the market of Canadian entities that will require soil remediation services such as those provided by the Corporation.

Quebec has recently established programs to encourage the clean up of contaminated sites. For example, the provincial government instituted a new financial incentive to clean-up contaminated sites within the entire province of Quebec. The Revi-Sols/Soil Restoration Program provides $50 million in provincial rebates for the clean-up of sites that will have economic and development potential. The program provides for a rebate of up to 70% of the cost of the clean-up if the restoration involves treatment, and up to 50% if no treatment is required.

The importation of contaminated soil into Canada requires regulatory approval from Environment Canada, which is the Canadian authority responsible for federal environmental policies and programs, as well as from the Ministry of Environment for the province where the final remediation is completed. For the Corporation, approval is needed from the province of Quebec for soils imported from the United States and destined for the Corporation's St. Ambroise facility and in the Province of Ontario for materials imported from the United States and destined for the Corporation's Cornwall facility.

Prior to importing soils into Canada, the Corporation completes an import notice for Environment Canada that describes the waste, where it comes from and when it is expected to arrive in Canada. Simultaneously, the Corporation informs the relevant Ministry of Environment of its intention to import soils into the province. The Corporation supplies the Ministry of Environment with an analysis of the soils, showing the type of contamination and the level of contamination.

When the Ministry of Environment is satisfied that the analysis presented shows that the soils can be treated by the Corporation's facility within the terms of the Corporation's permit, the Ministry of Environment informs the federal authorities of their agreement with the Corporation's intention to import the soils. Environment Canada then issues a permit to the Corporation to import the soils. To date, the Corporation has been successful in its applications to import all types of organically contaminated soils for treatment in Canada.

The Corporation's permit in Quebec allows the Corporation to treat soils contaminated with all chlorinated hydrocarbons and non-chlorinated organic contaminates including, PCB, PCP, creosote, dioxins and pesticides. The permits for the Cornwall Ontario facility allow for the thermal treatment of PCB contaminated construction debris, mercaptan contaminated metals and PCB contaminated water.

To the best of its knowledge, the Corporation complies with all current and proposed environmental regulations in Canada and the United States, and has no environmental or related liabilities.

Employees

As at December 31, 2002, the Corporation had 61 employees - 30 in operating areas, 8 in marketing and business development, and 10 in administration. 25 employees in our treatment facility are represented by a labour union. On May 16, 2002, the Corporation signed a new five-year labour agreement that extends from January 1, 2002 until December 31, 2006.

Facilities

BEI occupies approximately 2,822 square feet of leased office space at Suite 200, 1130 West Pender Street, Vancouver, British Columbia, Canada, and approximately 3,000 square feet of leased office space at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada.

RSI owns the property where its St. Ambroise facility is located. This property is located at 80, des Melezes, St. Ambroise, Quebec, Canada.

RSI purchased the common shares of Material Resource Recovery S.R.B.P. Inc. effective September 30, 2002. The primary assets of MRR include the Cornwall facility and its 20,000 feet of office space, incineration equipment and work area. The property is owned by MRR and located at 2425 Industrial Road in Cornwall, Ontario.

Risk Factors

The Corporation Has a Limited Operating History; Its Future Profits and Cash Generation Potential Are Uncertain

Although the Corporation is beyond the development stage (since it already has a product), it is still subject to problems typically encountered in a new business. The Corporation's business and financial plan focus on a product which is still gaining market acceptance. Profitable sales levels may not be achieved. Internal cash generated by operations may not permit the level of research and development spending required to maintain the stream of product improvements anticipated and outside financing may not be available. Realization of any of these factors could result in reduced potential profitability and lower stock prices for the Corporation.

The Corporation May Encounter Difficulties Competing with Larger, Established Companies

The Corporation's products and services compete against those of other established companies, some of which have greater financial, marketing and other resources than those of the Corporation. Other companies with greater financial resources than the Corporation may enter the Corporation's market. Competition will be significantly increased if permits to operate PCB contaminated soil remediation facilities for chlorinated organics are granted to the Corporation's competitors.

The Corporation also faces competition from other alternative treatment and disposal methods currently allowed under applicable regulations. Other innovative solutions may be developed that provide a more attractive solution to potential customers, which could reduce the Corporation's market niche. To the extent that the Corporation's competitors are able to compete successfully with the Corporation and its products, the Corporation's potential profitability may be reduced and shareholder value may be affected.

The Corporation Faces Construction Risks Including Delays, Cost Overruns and Defects

The Corporation contracts with third parties to manufacture its thermal oxidizers The design and construction of thermal oxidizers for the remediation of contaminated soils are subject to a variety of risks, including the availability and costs of material and labor, delay in construction schedules, cost overruns, additional permitting requirements, changes in applicable codes, ordinances and regulations, unanticipated additional work due to unforeseeable conditions, environmental problems, and other similar factors. In addition, the design, and construction of thermal oxidizers may involve risks of construction defects, such as design defects, inadequate construction plans and specifications, poor workmanship or defective materials. Correction of serious defects can be costly and time consuming. Construction delays may result from labor disputes, governmental orders or delays, unavailability of materials or labor, reversals in the financial condition of the construction manager, contractor or subcontractor, or other factors. Construction delays also could impair the Corporation's ability to generate revenues from new facilities to treat contaminated soils. These delays could hinder the Corporation's future plans and reduce the Corporation's profits.

Inadequate Supplies of Contaminated Soil Could Reduce Throughput and Revenues

The success of any of the Corporation's remediation facilities is dependent upon there being an adequate supply of contaminated soil available. An adequate supply may not be available in the vicinity of its facilities. Without soil to treat, the Corporation's facilities will not operate at full capacity. The Corporation is subject to shipment schedules that are not always under its control. Shipments can be delayed for long periods by customers for a variety of reasons and may result in facilities not having adequate supplies of contaminated soil for treatment. In addition, customers may cancel their orders. For example, during 2000, as a result of delays by customers in sending their soils and by the regulators for the approval of importation of soils, the utilization rate at the St. Ambroise facility declined to approximately 24% from a utilization level of approximately 70% in 1999. In 2001, the utilization rate was 58% based on throughput of 46,000 metric tonnes and an engineered capacity of 80,000 metric tonnes. In 2002, the capacity utilization was 55% based on throughput of 55,000 tonnes of material and an engineered capacity of 100,000 metric tonnes.

Current and Prospective Environmental Regulations May Increase Operating Costs, Potentially Impairing Profitability and Ability to Compete with Larger Companies

Federal, provincial, state and local laws, regulations and policies relating to the protection of the environment will continue to impact the Corporation and its businesses. While the Corporation currently complies with existing laws and regulations, any amendments to these laws, regulations and policies could cause an increase in the cost of operations, because the Corporation would be required to comply with potentially costly construction and operating requirements. Additional costs are incurred because the Corporation must monitor any changes to legal requirements affecting the Corporation's operations.

Changes in environmental standards pose a risk to the Corporation and its businesses. The Corporation cannot accurately predict the impact of changes in environmental standards on the Corporation and its subsidiaries. The Corporation cannot guarantee that environmental standards or their enforcement will not become more stringent for the proposed treatment facilities. The Corporation cannot predict how future laws will impact upon the Corporation and its businesses, whether future requirements will essentially regulate the Corporation and its businesses out of existence, whether the technology for meeting future environmental limitations exists, or whether existing equipment can be retrofitted in order to comply with more stringent standards.

While the Corporation believes that its market position and profitability could improve with the implementation of currently proposed regulations in Ontario and Quebec designed to bring the disposal standards in those jurisdiction in line with existing U.S. regulations, the proposed regulations may not be implemented, or the implementation may be delayed or changed. Significant delays or changes in the implementation of the proposed regulations will hinder the Corporation's competitiveness in the U.S. market.

In addition, regulators may not enforce strictly existing or proposed legislation concerning the disposal and destruction of contaminated soils, resulting in stiffer competition for the available material in the market.

The Corporation May be Unable to Obtain Regulatory Approvals Necessary for Operating Its Facilities

As discussed above, the Corporation is subject to numerous regulatory requirements imposed by federal, state and local jurisdictions, relating to the construction and operation of thermal treatment facilities. The Corporation is required to obtain governmental approvals with respect to many aspects of its business. The Corporation is currently seeking the required permits to construct and operate a new facility in Kirkland Lake, Ontario and Belledune, New Brunswick. The approval process for the development of a thermal oxidizer facility is costly and time consuming. The process requires development of the equipment and the site in accordance with environmental laws, regulations, and policies, and other regulatory concerns. The Corporation may not be successful in obtaining any subsequent consents or permits for its development plans as currently proposed, or if such consents or permits are obtained, they may not be obtained within the time frame contemplated.

Permits for the operation of thermal oxidizers are very difficult to obtain and usually involve up to three years to complete. In addition, the required environmental impact studies can cost up to $3 million. The Canadian Environmental Assessment Act has recently added another level of regulation to the permitting process by requiring the Corporation to address additional issues relating to proposed treatment facilities such as truck traffic and economic issues including effects on tourism and property values. The Province of British Columbia has also implemented the Environmental Assessment Act, the Waste Management Act and related regulations. The Provinces of Ontario and Quebec are also considering modifications to their environmental laws and regulations, which could add further expense and time requirements to the permitting process.

Public Concerns about Remediation Issues Could Delay or Limit Operations

Related to the regulatory approval process risks discussed above is the risk that concerned citizens, environmental groups or other parties may object to the establishment of the Corporation's remediation facilities. If such challenges occur, they may cause delays and increase the costs for the establishment and operation of remediation facilities, including the proposed Kirkland Lake facility. Delays in receiving regulatory approval and opposition from concerned citizens could result in reduced potential profitability, affect shareholder value.

There is a high level of public concern over waste remediation operations, including the location and operation of transfer, processing, storage and disposal facilities, and the collection, processing or handling of contaminated soils, industrial by-products and waste materials, particularly hazardous soils and materials. Zoning, permit and licensing applications and proceedings and regulatory enforcement proceedings are all matters open to public scrutiny and comment. As a result, from time to time, the Corporation has been, and may in the future be, subject to citizen opposition and publicity, which could force it to curtail its operations and delay or limit the expansion and development of operating properties, and thus could potentially harm its operations or financial condition.

Jurisdictional Restrictions on Waste Transfers Could Limit Throughput, Utilization of Soil Remediation Facilities

In the past, various U.S. and Canadian federal, provincial, state, county and municipal governments have attempted to restrict the flow of waste across their borders, and may seek to do the same in the future. Any such restrictions will prevent the Corporation from entering into waste remediation contracts for waste that is subject to these restrictions. The U.S. government has restricted the flow of PCB contaminated waste from the United States into Canada. Canada presently allows the importation of PCBs. This U.S. restriction on the movement of PCB waste across its border has reduced the potential quantity of PCB contaminated waste available to the Corporation for remediation. The Corporation has, however, identified a market in the United States for the treatment of soils contaminated with chlorinated organics (other than PCBs), including PCPs, pesticides and dioxins. The Corporation has several U.S. customers that have sought its services for the treatment of such soils. As noted above, if there is an inadequate supply of contaminated soil to treat, the Corporation's facility may not operate at full capacity which would reduce the Corporation's potential profitability.

The Corporation May be Subject to Liability for Environmental Damage

The Corporation may be subject to liability for environmental damage that its St. Ambroise operations and Cornwall operations may have caused or may cause to its own property or to nearby landowners, particularly as a result of the contamination of air, drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Liability may also arise from any off-site environmental contamination caused by pollutants or hazardous substances, the transportation, treatment or disposal of which was arranged for by the Corporation or any predecessor owners of Corporation operations or assets.

In the ordinary course of operating its facility in St. Ambroise and Cornwall, the Corporation may become involved in a variety of legal and administrative proceedings relating to environmental laws and regulations. These may include proceedings by federal, provincial, local or foreign agencies seeking to impose penalties on the Corporation for violations or infractions of such laws and regulations, or to impose liability on the Corporation under statutes, or to revoke or deny the issuance of new permits, or the renewal of existing permits. In addition, actions could be brought by citizens' groups, adjacent landowners or governmental entities alleging violations of the permits pursuant to which the Corporation operates or laws or regulations to which the Corporation is subject; and actions seeking to impose liability on the Corporation for any environmental impact at its St. Ambroise facility or the Cornwall facility or damage that the facility may have caused to adjacent landowners or others, including groundwater or soil contamination. The Corporation has and may in the future from time to time receive citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Corporation generally seeks to work with the authorities to resolve the issues raised by such citations or notices. The Corporation may not always be successful in this regard, and any such future citations or notices may require the Corporation to pay fines, modify plant and equipment, or otherwise make expenditures that could have a negative impact on the Corporation's financial position, results of operations or cash flows.

The Corporation will have similar exposure at any future facility that it might acquire or build.

The Corporation Risks Liability for Exposure of Employees to Contaminated Materials

The employees of the Corporation may be exposed to contaminated materials. While the Corporation believes that it takes all required actions to protect its employees from such exposure, including ongoing education of its employees concerning the handling of contaminated materials, this exposure may impose liability on the Corporation and such liability could have a material adverse effect on the Corporation's financial position, results of operations or cash flows

To date no instances of employee exposure to contaminates have been detected and to our knowledge no employee related liability currently exists.

The Corporation's Insurance May Not Cover All Potential Liabilities

If the Corporation were to incur liability for environmental damage, such liability could harm the Corporation's financial position, results of operations or cash flows. While the Corporation carries insurance for potential liability, and notwithstanding that the Corporation believes that it is in substantial compliance with existing regulatory requirements, even minor regulatory violations may result in severe fines, which might not be covered under the Corporation's existing insurance coverage. In addition, claims may arise in the event of environmental damage at the St. Ambroise facility, Cornwall facility or any future service facility owned and operated by the Corporation or its subsidiaries.

The Corporation maintains a policy of comprehensive insurance, including general liability and extended coverage of a type customarily obtained for similar businesses. However, the Corporation may not have adequate insurance for all contingencies and, as is standard for insurance policies, the Corporation's policies are subject to deductibles and policy limits. Should any such uninsured or under-insured claim occur, the Corporation might be forced to liquidate or otherwise cease business activities. To date no insurance claims of any nature have occurred.

Future Operating Costs May Increase

Management's projections regarding the St. Ambroise facility, the Cornwall facility, and other proposed projects are based on historical and operating cost assumptions considered to be reasonable. However, future operating costs may exceed budgeted or historical costs.

The Corporation Depends on its Key Management Employees

The Corporation is dependent on a relatively small number of key management employees, the loss of any of whom could have a negative impact on the Corporation. These employees include John Bennett (CEO and Chairman), Richard Stern (Chief Financial Officer and Secretary), Danny Ponn (Vice President and Chief Operating Officer), and Zul Tejpar (Vice President - Business Development). While the Corporation has employment agreements with each of these persons, it does not have "key person" insurance with respect to any of them.

The Corporation's Business Plan May be Based on Incorrect Assumptions

The Corporation's internal business plan is based on a number of assumptions, which may or may not prove valid. Poor market acceptance of the Corporation's services or other unanticipated events may result in lower revenues than anticipated, making the planned operational and marketing expenditures unachievable and may reduce expected future profit. One assumption inherent in the business plan is that the Canadian and U.S. regulators will be diligent in the enforcement of environmental clean-up laws. If the regulators do not enforce clean-up of contaminated soil, then the assumptions on future volumes of soil coming into the Corporation's facilities for treatment may be at risk.

The marketplace for the Corporation's products and services is constantly undergoing change. As a result, it is difficult to predict the continued demand for the Corporation's products and services. A decrease in demand for the Corporation's products and services could result in reduced potential profitability and lower stock prices for the Corporation.

The Corporation May Not be Able to Obtain Additional Capital When Needed

The Corporation's future expansion plans may require additional capital. While the Corporation has been able to generate capital from operations, it may not be able to continue to do so and may have to attempt to raise funds from outside sources. Such funds might not be available in sufficient amounts or on terms acceptable to the Corporation. Failure to raise the necessary funds in a timely manner will limit the Corporation's growth.

Unpatented Technology Could Be Copied by Competitors

Despite many proprietary design features and other aspects of the Corporation's thermal oxidizer, the Corporation and its subsidiaries have not patented any of its technology, relying instead on its permits and early market positioning. Management believes that applying for patent protection would cause design information to be made available to the public and potential competitors, and that defensibility and protection against infringement would likely be difficult and costly. Consequently, notwithstanding that the Corporation and its subsidiaries take precautions to protect proprietary designs, there is a risk that if a competitor obtains proprietary design features, the competitor could manufacture and market a competing product. Such competition, if successful, could result in reduced potential profitability and lower stock prices for the Corporation.

The Corporation Does Not Currently Pay Dividends on Its Stock

The Corporation has not paid dividends in the past and does not anticipate paying dividends in the near future. The Corporation expects to retain its earnings to finance further growth and, when appropriate, retire debt. Investors might prefer to buy stock of companies that pay dividends, which could reduce demand for the Corporation's stock and therefore cause a decline in stock price.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The table below presents selected historical consolidated financial data of the Corporation for the periods indicated. This data is derived from the audited consolidated financial statements of the Corporation. The Corporation's audited consolidated financial statements are presented in accordance with Canadian GAAP. The selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of the Corporation and the notes thereto.

                                                                                     December 31
                                                                                      (audited)

                                                        2002             2001              2000              1999             1998
Results of Operations (year ended)
Sales                                            $    48,104      $    23,423      $      7,967       $    22,053      $     5,403
Interest income & other                          $     1,750      $       487      $        741       $       183      $        38
Net earnings (loss)                              $    12,543      $     4,727      $     (2,258)      $     6,341      $       293
Basic earnings (loss) per share                  $      0.78      $      0.31      $      (0.15)      $      0.46      $      0.03
Fully diluted earnings (loss) per share (1)      $      0.73      $      0.30      $      (0.15)      $      0.43      $      0.03

Financial Position (as at)
Net working capital                              $    18,206      $     9,168      $      5,382       $    11,089      $     2,756
Total assets                                     $    52,385      $    29,437      $     19,659       $    20,504      $    11,653
Total long-term financial liabilities (2)        $     1,725      $     3,224      $      3,049       $       651      $     3,163
Shares outstanding (1)                            16,508,739       15,544,242        15,054,451        15,260,230       12,209,048
Dividend per share                               $         0      $         0      $          0       $         0      $         0

(1) Earnings per share and outstanding share information has been retroactively adjusted to reflect the 3 for 2 stock split effective July 9, 2002.

(2) Includes the long-term portion of deferred revenue, long-term debt and convertible debentures maturing in excess of one year.

Canadian GAAP differs in certain respects from U.S. GAAP. The principal differences as they relate to the Corporation are: (1) the treatment of expenditures relating to permitting development costs; (2) the treatment of stock-based compensation expenses, including expenses in connection with stock option re-pricing; and (3) the treatment of deferred business development costs

Quarterly Information

The table below contains a summary of certain financial information concerning the Corporation for each of the eight quarters for the financial years ended December 31, 2002 and 2001.

                                                               Fiscal year ended December 31, 2002
                                                                           (unaudited)

                                             Three months       Three months       Three months           Three months
                                                 ended              ended              ended                  ended
                                            March 31, 2002      June 30, 2002    September 30, 2002     December 31, 2002
Sales                                           $13,023             $ 7,594            $ 9,209                $20,028
Net earnings                                    $ 3,661             $ 1,119            $ 2,306                $ 5,457
Basic net earnings per share                    $  0.23             $  0.05            $  0.14                $  0.33
Fully diluted net earnings per share            $  0.21             $  0.04            $  0.13                $  0.32

                                                          Fiscal year ended December 31, 2001
                                                                        (unaudited)

                                           Three months        Three months        Three months          Three months
                                               ended               ended                ended                ended
                                          March 31, 2001       June 30, 2001     September 30, 2001   December 31, 2001
Sales                                        $ 2,968               $ 3,931             $ 6,582              $10,429
Net earnings (loss)                          $    69               $   289             $ 1,448              $ 2,921
Basic net earnings per share                 $  0.01               $  0.02             $  0.10              $  0.19
Fully diluted net earnings per share         $  0.01               $  0.02             $  0.08              $  0.18

Dividend Policy

For the foreseeable future, BEI intends to retain all earnings, if any, for general corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Corporation and on such other factors as the Board of Directors of BEI may consider relevant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained on pages 12 to 19 of BEI's Annual Report for the year ended December 31, 2002, is incorporated by reference herein.

                              MARKET FOR SECURITIES

BEI's securities are listed and posted for trading on the Toronto Stock Exchange under the symbol "BEV", on the American Stock Exchange under the symbol "BEL", and on the Frankfurt Stock Exchange under symbol "BEW".

                             DIRECTORS AND OFFICERS

The table below sets forth the name, municipality of residence, position with BEI and principal occupations within the preceding five years, for each of the directors and executive officers of BEI, and the period during which each director has served as a director

            Name, Office and
        Municipality of Residence                 Principal Occupation (1)           Director Since (2)
        -------------------------                 ------------------------           ------------------
JOHN BENNETT                                  Chief Executive Officer of BEI             July, 1992
Chief Executive Officer and Chairman
West Vancouver, British Columbia

PIERRE MEUNIER (3)                            Partner, Fasken Martineau DuMoulin         October, 1997
Director                                      LLP, a law firm
Montreal, Quebec

ADAM LAPOINTE (3)                             President, Pluri-Capital Inc., a           December, 2001
Director                                      venture capital firm
Chicoutimi, Quebec

DAVID WILLIAMS (3)                            President, Roxborough Holdings Ltd.,       December, 2001
Director                                      a private investment Corporation
Toronto, Ontario

GEORGE PLODER (3)                             President of BEI                           December, 2002
Director
Toronto, Ontario

DANNY C. PONN                                 Vice President and Chief Operating         Not applicable
Vice President, Engineering and               Officer of BEI
Chief Operating Officer
Oakville, Ontario

RICHARD STERN                                 Chief Financial Officer and Secretary      Not applicable
Chief Financial Officer and Secretary         of BEI from April 2001 to present;
Toronto, Ontario                              prior thereto, from 1999
                                              Vice-President and Treasurer of AT&T
                                              Canada, a telecommunications company

ZUL TEJPAR                                    Vice President - Business Development      Not applicable
Vice President - Business Development         of BEI
Vancouver, British Columbia

----------
(1) Except as otherwise indicated, during the past five years each director and officer has been engaged in the principal occupations indicated opposite his name or in other executive capacities with the companies indicated or with related or affiliated companies.

(2) Each director was elected by the shareholders of the Corporation for a one year term or until a successor is duly appointed.

(3)   Member of Audit Committee.

There are no formal committees of the Board of Directors of BEI other than the Audit Committee.

As at December 31, 2002, the above directors and executive officers of BEI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 2,246,541 common shares of BEI, representing approximately 12% of then issued and outstanding common shares, and held incentive stock options to acquire an 857,100 additional common shares.

                             ADDITIONAL INFORMATION

One copy of the following documents may be obtained upon request from the Secretary of Bennett Environmental Inc. at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada L6J 7W5:

(a) this Annual Information Form, together with any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(b) the comparative consolidated financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and the most recent interim consolidated financial statements of the Corporation that have been filed, if any, for any period after the end of the Corporation's most recently completed financial year;

(c) the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(d) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus pursuant to which securities of BEI are in the course of distribution.

Except when securities of BEI are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, BEI may require the payment of reasonable charges from persons, other than security holders of the Corporation, requesting copies of these documents.

Additional information, including directors' and officers' remuneration and indebtedness to the Corporation, principal holders of the securities of the Corporation, options to purchase securities and interests of insiders in material transactions, is contained in BEI's Management Information and Proxy Circular dated April 7, 2003. Additional financial information is provided in the Corporation's consolidated financial statements for the year ended December 31, 2002.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain statements which are forward-looking, including but not limited to statements which contain words such as "could", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts. These forward-looking statements involve known and unknown risks and uncertainties and other factors, including those described above under the heading "Risk Factors", which may cause the actual results, performances or achievements of the Corporation to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. These statements include those with respect to the ability of the Corporation to obtain an adequate supply of contaminated soil for its remediation facilities, to obtain regulatory approvals necessary for operating its facilities and to maintain its intellectual property position, and with respect to anticipated sources and levels of revenues and expenses. We cannot assure you that we have identified all the factors that create risks and uncertainties. Readers should not place undue reliance on forward-looking statements. We have no obligation to publicly update forward-looking statements we make in this Annual Information Form.

                           GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

"bioremediation" - using biological means, such as bacteria or fungus, to clean contaminants from soil by metabolizing them into simpler compounds.

"chemical oxidation" - using oxidizing chemicals to break down organic compounds.

"chlorinated hydrocarbons" and "chlorinated organic compounds" - a family of chemical (hydrocarbon) compounds (including PCBs, PCPs, pesticides and many solvents) in which hydrogen atoms are replaced with one or more chlorine atoms.

"combustion efficiency" - a measure of how well the Corporation's thermal oxidizer is converting organic carbon from the contaminant stream into carbon dioxide.

"destruction and removal efficiency" or "DRE" - a measure of how well the Corporation's thermal oxidizer is removing and destroying contaminants from the feed soil.

"dioxins" - a family of cyclic organic compounds with a number of chlorine atoms ranging from one to 10.

"furans" - a family of organic compounds very similar to dioxins.

"incineration of waste materials" - an incineration process to break down organic compounds into carbon dioxide and water.

"mercaptan contaminated gas equipment" means equipment used by natural gas pipeline companies that are contaminated by a pungent, odorous chemical used to detect natural gas leaks

"organic" - relating to carbon compounds.

"oxidizer" - a term usually taken to mean the loss of electron(s) or oxidation by combustion.

"PCB" - polychlorinated biphenyl; a group of 10 biphenyl compounds with varying degrees of chlorination.

"PCP" - penta chloro phenol; a chlorinated organic used for preserving wood.

"ppm" - parts per million.

"retrofitted" - refurbishment of equipment.

"soil remediation" - removal of contaminant(s) found in soil.

"thermal desorption" - low temperature thermal treatment of contaminated soil.

"thermal incineration" - high temperature thermal treatment of contaminated soil.

"thermal oxidizer" - a proprietary process in which organic contaminants are oxidized to inert carbon dioxide and water using a thermal process.

"throughput" - thermal oxidizer treatment capacity measured in kilograms per hour.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Years Ended December 31, 2002 and December 31, 2001

ACQUISITION

On September 30, 2002, the Company acquired all of the outstanding common shares of Material Resource Recovery, Inc. ("MRR"). The financial results of MRR's operations have been included in the consolidated financial statements since the date of acquisition. MRR specializes in the destruction of hazardous and nonhazardous contaminated electrical equipment, construction material and natural gas storage units. The aggregate purchase price was $61,621. Since acquisition on September 30, 2002, MRR contributed $1,099,023 to revenue in 2002.

RESULTS OF OPERATIONS

Bennett Environmental Inc. had a net income of $12,542,851 or $0.73 fully diluted earnings per common share, for the year ended December 31, 2002, compared to a net income of $4,726,976 or $0.30 fully diluted earnings per common share for the twelve months ended December 31, 2001. The Company generated revenues of $48,103,845 for the year ended December 31, 2002, an increase of $24,681,271 or 105% compared to $23,422,574 in the corresponding period in 2001. The Company recognizes revenue from short-term soil remediation and non-hazardous waste disposal contracts when the soil is treated or the nonhazardous material is received and available for disposal, in accordance with the terms of the remediation contracts with its customers, which specify the customer's requirements including treatment and disposal of the soils. Revenue from long-term, fixed price contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs.

During 2002, the Company secured sufficient contracts (25 in total) to maintain the utilization level of the Company's treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 55,000 tonnes of soil treated at the facility. The increase in sales is primarily due to increased sales activity particularly in northeastern United States and tightening environmental regulations throughout North America. The Company has invested in its sales and marketing efforts in 2002, and will continue to invest in this function to establish a stronger presence in the market. The Company's operating costs during the year ended December 31, 2002 increased by $9,238,008 or 84% from $10,990,627 to $20,228,635 compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company's treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2002, was 58%, compared to 53% for the year ended December 31, 2001. The operating margin increased during 2002, as the Company's fixed costs for non-discretionary expenses such as, plant insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained relatively the same, while the volumes of soil processed at the plant significantly increased. The Company's Business Development, General and Administration (SG&A) expenses increased by $3,449,582, or 80%, from $4,337,901 for the year ended December 31, 2001 to $7,787,483 for the year ended December 31, 2002. This increase in SG&A expenditures during 2002 was a result of the accrual of $1,200,000 for employee incentives in

2002 that were not payable in 2001, the consolidation of $383,010 of expenses from Material Resource Recovery and expenses associated with increased sales and marketing activities during the year.

LIQUIDITY AND CAPITAL RESOURCES

Operations

At December 31, 2002, the Company had cash and cash equivalents of $19,267,639, an increase of $16,227,559 compared with $3,040,080 at December 31, 2001. The Company generated $16,227,559 of cash for its business during the year ended December 31, 2002, compared with a decrease of cash by ($718,256) during the corresponding period in 2001. Changes in non-cash working capital balances increased cash by $7,192,010, during the year ended December 31, 2002, compared to a cash utilization of ($5,181,200) during the year ended December 31, 2001. Total working capital including investments at December 31, 2002 was $19,057,602, compared with $9,293,260 at December 31, 2001.

Investing

The Company utilized cash of $5,531,354 for investment activities during the year ended December 31, 2002 compared to a cash utilization of $3,878,837 during the corresponding period of the previous year.

The Company used $3,708,341 of cash for capital expenditures during the year ended December 31, 2002, compared with a use of cash for capital expenditures of $2,759,910 in the corresponding period in 2001. The majority of this capital expenditure was used to increase the size of the storage facilities at the Saint Ambroise treatment plant in Quebec. This project will be completed during the first half of 2003. In addition, the Company incurred $1,310,556 of costs associated with its permitting activities in Kirkland Lake, Ontario and Belledune, New Brunswick, up from $993,927 incurred in 2001. These permitting costs for proposed new treatment plants have been capitalized and recorded as other assets.

During the year investments were made for $300,000 to enter into a joint venture with Pluri-Capital Inc. for the establishment of a company in Quebec utilizing an environmentally friendly wood treatment process. In addition, the Company exercised warrants worth $440,000 to purchase 1,312,000 common shares in Unisphere Waste Conversion Inc., a tire recycling company in which Bennett has signed an agreement to purchase fuel by-products.

Financing

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company could purchase up to 760,210 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2002, the Company repurchased 68,800 common shares for $892,671 from the Normal Course Issuer Bid that has now expired. The Company has no plans at this time to renew a Normal Course Issuer Bid program in 2003.

In addition, during the year ended December 31, 2002, the Company decreased its long-term debt (including current portion) by $1,956,988, compared with a decrease of long-term debt of $226,936 during the corresponding period in 2001. The current portion of the outstanding loan from IT Corporation stands at $1,286,033 and the long-term portion of this non-interest bearing loan is $829,434. During the year an agreement was signed to settle the loan due to Western Economic Diversification Canada for $10,000 and the settlement amount has been recorded as other income.

The Company's net working capital position should be sufficient to meet the Company's obligations and capital requirements for the next twelve months. The Company has no plans to raise additional capital at this time.

FUTURE INCOME TAXES

The Company became fully taxable as of the end of 2001 and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $895,738 for the year. This balance will be paid in future years.

IMPACT OF INFLATION AND CHANGING FUEL PRICES

The Company uses propane as fuel for its incinerator, and is therefore exposed to fluctuations in fuel prices. During the year 2002, the market price for fuel (propane) decreased by an average of $0.02 per liter, from an average of $0.26 per liter in 2001 to an average of $0.24 per liter. Towards the end of 2002, propane prices were on the increase and the Company is contemplating strategies to hedge against increasing fuel prices and will consider implementing hedging strategies when appropriate.

Years Ended December 31, 2001 and December 31, 2000

RESULTS OF OPERATIONS

Bennett Environmental Inc. had a net income of $4,726,976 or $0.30 fully diluted per share, for the year ended December 31, 2001, compared to a net loss of ($2,258,314) or ($0.15) fully diluted loss per share for the twelve months ended December 31, 2000. The Company generated revenues of $23,422,574 for the year ended December 31, 2001, an increase of $15,456,000 or 194% compared to $7,966,574 in the corresponding period in 2000. The Company recognized revenue when the soil is treated or services are performed in accordance with the terms of the remediation contracts with its customers, which specify the customer's requirements including treatment and disposal of the soils.

During 2001, the Company secured sufficient contracts (21 in total) to maintain the utilization level of the Company's treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 18,000 tonnes of untreated soil in backlog at the treatment facility. This increase in sales is primarily due to strategic partnerships with leading US environmental site remediation companies and increased focus on the US market. The Company has invested in its sales and marketing efforts in 2001, and will continue to invest in this function to establish a stronger presence in the market.

The Company's operating costs during the year ended December 31, 2001 increased by $6,107,015, or 125% from $4,883,612 to $10,990,627, compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company's treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2001, was 53%, compared to 39% for the year ended December 31, 2000. The operating margin increased during 2001, as the Company's fixed costs for non-discretionary expenses such as insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained the same, while the volumes of soil processed at the plant significantly increased. In addition, the operating margins increased as a result of lower fuel (propane) costs, which decreased by an average of $0.06 per liter, from an average of $0.32 per liter in 2000 to $0.26 per liter for 2001.

The Company's Business Development, General and Administration (SG&A) expenses decreased by $655,539, or 13%, from $4,993,440 for the year ended December 31, 2000 to $4,337,901 for the year ended December 31, 2001. This decrease in SG&A expenditures during 2001 was a result of write-offs made in 2000 of costs for potential acquisitions and bad debts and provisions made to accrue for the costs of moving its corporate head office to Toronto, Ontario from Vancouver, B.C. During the year ended 2000, the Company wrote off costs associated with abandoned acquisition costs and bad debts totaling $752,804. The write-offs included $461,247, written off during 2000 when the Company decided to abandon its potential acquisitions, included in the write off was $371,163 for costs associated with the potential acquisition of a site in West Virginia, where the Company had intended to establish a thermal treatment facility. The Company decided that due to regulatory hurdles associated with the permitting and changing the land use for the site, and the current limited market in the U.S. for the incineration of PCB contaminated soils, it would not proceed with the acquisition and development of the site. Consequently, the Company wrote off all capitalized costs associated with that project. In addition, during the year ended 2000, the Company wrote off $291,557 of its accounts receivable. Included in the write off was $262,021 owed to the Company by one customer, which was written off pursuant to a negotiated settlement in the second quarter. As a result of the decision to move the Company's head office a provision of $280,000 was accrued during 2000 and included in SG&A.

The net increase in SG&A, after one time charges incurred in 2000, was $377,265, attributable to the significant investment made by the Company to strengthen its management team and to increase its sales and marketing efforts.

Interest expenses incurred during the year, increased by $165,710 from $62,715 to $228,425 as a result of the use of an imputed interest rate calculated into the loan due to IT Corp. on vendor financed equipment.

LIQUIDITY AND CAPITAL RESOURCES

Operations

At December 31, 2001, the Company had cash and cash equivalents of $3,040,080, a decrease of $718,256 compared with $3,758,336 at December 31, 2000. The Company generated $7,328,299 of cash for its business during the year ended December 31, 2001, compared with ($1,022,073) of cash utilized from operations during the corresponding period in 2000. Changes in non-cash working capital balances utilized cash of $5,181,200, during the year ended December 31, 2001, compared to a cash utilization of $1,888,650 during the year ended December 31, 2000. Total working capital at December 31, 2001 was $9,168,260, compared with $5,381,735 at December 31, 2000.

Investing

The Company utilized cash of $3,878,837 for investment activities during the year ended December 31, 2001 compared to a cash utilization of $6,797,020 during the corresponding period of the previous year.

The Company used $2,759,910 of cash for capital expenditures during the year ended December 31, 2001, compared with a use of cash for capital expenditures of $5,925,047 in the corresponding period in 2000. The majority of this capital expenditure was used to change out the kiln at our treatment facility in Quebec in October 2001. Of the total capital expenditures during the year ended December 31, 2000, $ 4,598,240 was used to acquire thermal treatment equipment from IT Corp. In addition, the Company incurred $993,927 of costs associated with its permitting activities in Kirkland Lake, Ontario, up from $871,973 incurred in 2000. These permitting costs for Kirkland Lake have been capitalized and recorded as other assets.

Financing

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company could purchase up to 760,210 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2001, the Company repurchased 35,200 common shares from the Normal Course Issuer Bid that was announced on July 7, 2000 and expired on July 6, 2001.

In addition, during the year ended December 31, 2001, the Company decreased its long-term debt (including current portion) by $226,936, compared with an increase of long-term debt of $3,064,111 during the corresponding period in 2000. The Company repaid long-term debt of $226,936 during the year compared with a repayment of long-term debt of $425,569 in the previous year. Of the Company's remaining long-term debt, $116,390 is repayable only if the Company sells kilns, which the Company currently has no plans to do.

The Company's net working capital position should be sufficient to meet the Company's obligations and capital requirements for the next twelve months. The Company has no plans to raise additional capital at this time.

FUTURE INCOME TAXES

The Company became fully taxable as of the end of the year and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $1,077,525 for the year. This balance will be paid in future years.

IMPACT OF INFLATION AND CHANGING FUEL PRICES

The Company uses propane as fuel for its incinerator, and is therefore exposed to fluctuations in fuel prices. During the year 2001, the market price for fuel (propane) decreased by an average of $0.06 per liter, from an average of $0.32 per liter in 2000 to an average of $0.26 per liter. The Company has not implemented any strategies to hedge against increasing fuel prices, but it will consider implementing hedging strategies when appropriate.

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      BENNETT  ENVIRONMENTAL  INC.

                      Years ended December 31, 2002, 2001 and 2000

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate with the information contained in the financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of four directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The shareholders' auditors, KPMG LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada.


/s/ John Bennett                               /s/ Rick Stern
Chief Executive Officer                        Chief Financial Officer

January 23, 2003
kpmg

        KPMG  LLP                                      Telephone (604) 691-3000
        Chartered Accountants                          Telefax   (604) 691-3031
        Box 10426, 777 Dunsmuir Street                 www.kpmg.ca
        Vancouver BC V7Y 1K3
        Canada

AUDITORS' REPORT

To the Board of Directors of Bennett Environmental Inc.

We have audited the consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards. For the years ended December 31, 2001 and 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and the cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
January 23, 2003

COMMENTS BY AUDITOR ON CANADA -  UNITED STATES REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2(a) to the financial statements. Our report to the board of directors dated January 23, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
January 23, 2003

            KPMG LLP, a Canadian owned limited liability partnership
       established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2002 and 2001

==========================================================================================
                                                                 2002                 2001
------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                        $    19,267,639      $     3,040,080
     Accounts receivable                                   12,505,945            9,810,018
     Work-in-progress                                         411,051            1,703,057
     Prepaid expenses and other                             1,177,214              153,222
     -------------------------------------------------------------------------------------
                                                           33,361,849           14,706,377

Investments (note 3)                                          851,395              125,000

Property, plant and equipment (note 5)                     14,263,408           12,008,247

Other assets (note 6)                                       3,261,384            1,950,828

Goodwill (note 6)                                             646,638              646,638
------------------------------------------------------------------------------------------

                                                      $    52,384,674      $    29,437,090
==========================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities         $     7,978,096      $     3,266,594
     Income taxes payable                                   5,862,523            1,092,581
     Current portion of long-term debt                      1,315,023            1,178,942
     -------------------------------------------------------------------------------------
                                                           15,155,642            5,538,117

Future income tax liability (note 9)                          895,738            1,077,525

Long-term debt (note 7)                                       829,434            2,146,017

Shareholders' equity:
     Share capital (note 8)                                23,882,001           20,820,249
     Retained earnings (deficit)                           11,621,859             (144,818)
     -------------------------------------------------------------------------------------
                                                           35,503,860           20,675,431
------------------------------------------------------------------------------------------

                                                      $    52,384,674      $    29,437,090
==========================================================================================

Commitments (note 13)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


/s/ John Bennett        Director              /s/ David Williams        Director
-----------------------                       -------------------------

BENNETT ENVIRONMENTAL INC.
Consolidated Statements of Operations and Retained Earnings (Deficit) (Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

==================================================================================================================
                                                                2002                   2001                   2000
------------------------------------------------------------------------------------------------------------------
Sales                                                   $ 48,103,845           $ 23,422,574           $  7,966,574

Expenses:
     Operating costs                                      20,228,635             10,990,627              4,883,612
     Administration and business development               7,787,483              4,337,901              4,993,440
     Amortization                                          1,398,449              1,070,499              1,038,943
     Interest expense                                        214,934                228,425                 62,715
     Foreign exchange                                             --                 86,861                  3,993
     -------------------------------------------------------------------------------------------------------------
                                                          29,629,501             16,714,313             10,982,703
------------------------------------------------------------------------------------------------------------------

Earnings (loss) before undernoted                         18,474,344              6,708,261             (3,016,129)

Interest and other income                                  1,749,799                487,377                741,242
------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                       20,224,143              7,195,638             (2,274,887)

Income tax expense (recovery) (note 9):
     Current                                               7,115,875              1,068,919                (13,162)
     Future                                                  565,417              1,399,743                 (3,411)
     -------------------------------------------------------------------------------------------------------------
                                                           7,681,292              2,468,662                (16,573)
------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                       12,542,851              4,726,976             (2,258,314)

Deficit, beginning of year                                  (144,818)            (4,806,590)            (1,715,835)

Share purchase in excess of assigned value
   (note 8(d))                                              (776,174)               (65,204)              (832,441)
------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit), end of year                $ 11,621,859           $   (144,818)          $ (4,806,590)
==================================================================================================================

Basic earnings (loss) per share (note 11)               $       0.78           $       0.31           $      (0.15)
==================================================================================================================

Fully diluted earnings (loss) per share (note 11)       $       0.73           $       0.30           $      (0.15)
==================================================================================================================

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

======================================================================================================================
                                                                     2002                  2001                   2000
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Net earnings (loss)                                     $ 12,542,851           $ 4,726,976           $ (2,258,314)
     Items not involving cash:
         Unrealized foreign exchange gain                         304,074                    --                     --
         Loan settlement (note 7(b))                              106,390                    --                     --
         Amortization                                           1,398,449             1,070,499              1,038,943
         Write-off of acquisition costs                                --                    --                374,808
         Equity investment loss                                    13,605                    --                     --
         Non-employee stock-based compensation                     18,113                    --                     --
         Loss on disposal of assets                                54,731                17,366                  2,696
         Future income taxes                                     (181,787)            1,399,743                 (3,411)
     -----------------------------------------------------------------------------------------------------------------
                                                               14,256,426             7,214,584               (845,278)
     Changes in non-cash working capital:
         Accounts receivable                                   (1,646,264)           (6,805,104)              (743,382)
         Work-in-progress                                       1,292,006            (1,637,479)               (65,578)
         Income taxes receivable                                       --               355,000               (355,000)
         Prepaid expenses and other                            (1,023,992)               59,972               (139,760)
         Accounts payable and accrued liabilities               3,800,318             1,753,830               (413,863)
         Income taxes payable                                   4,769,942             1,092,581               (171,067)
         -------------------------------------------------------------------------------------------------------------
                                                                7,192,010            (5,181,200)            (1,888,650)
     -----------------------------------------------------------------------------------------------------------------
                                                               21,448,436             2,033,384             (2,733,928)
Investments:
     Investments                                                 (740,000)                   --                     --
     Purchase of property, plant and equipment                 (3,708,341)           (2,759,910)            (5,925,047)
     Increase in deferred business development
       costs                                                           --              (125,000)                    --
     Increase in permitting costs                              (1,310,556)             (993,927)              (871,973)
     MRR acquisition, net of cash received of
       $289,164 (note 4)                                          227,543                    --                     --
     -----------------------------------------------------------------------------------------------------------------
                                                               (5,531,354)           (3,878,837)            (6,797,020)
Financing:
     Increase in long-term debt                                        --                    --              3,064,111
     Repayments of long-term debt                              (1,956,988)             (226,936)              (602,364)
     Share capital, issued for cash                             3,160,136             1,487,273                826,390
     Repurchase of share capital                                 (892,671)             (133,140)            (1,290,362)
     -----------------------------------------------------------------------------------------------------------------
                                                                  310,477             1,127,197              1,997,775
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               16,227,559              (718,256)            (7,533,173)

Cash and cash equivalents, beginning of year                    3,040,080             3,758,336             11,291,509
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                       $ 19,267,639           $ 3,040,080           $  3,758,336
======================================================================================================================

Supplementary disclosure of cash flow information:
     Cash paid for:
         Interest paid                                       $     71,944           $   228,425           $     15,664
         Income taxes paid                                      1,255,117                19,512                261,100
======================================================================================================================

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

1.    Operations:

      The Company was federally incorporated on July 29, 1992 under the Canada Business Corporation Act and primarily carries on the business of remediating chlorinated hydrocarbon contaminated soil. The treatment of soil is performed using the Company's thermal oxidation technology. In 1997, the Company commenced operations of its remediation site located in St. Ambroise, Quebec.

      In 2002, the Company acquired Material Resource Recovery Inc. (note 4) which carries on the business of remediating hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units.

2.    Significant accounting policies:

      (a)   Changes in accounting policies:

            (i)   Stock-based compensation:

                  Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations are applied prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002. The change in accounting policy did not result in any adjustment to the Company's opening deficit balance.

                  The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

                  The Company has elected to account for stock options issued to employees and directors by the settlement method which results in no compensation expense for the Company's stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses in note 8(e) the pro forma effect of accounting for stock options awarded to employees as if the fair value based method had been used.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

2.    Significant accounting policies (continued):

      (a)   Changes in accounting policies (continued):

            (ii)  Goodwill and other intangible assets:

                  On January 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook
                  Section 3062 ("CICA 3062"), Goodwill and Other Intangible Assets. Under CICA 3062, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit. The Company performed the transitional and year-end impairment tests on goodwill. The goodwill was determined not to be impaired as at January 1, 2002 and December 31, 2002.

      (b)   Basis of consolidation:

            The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Bennett Remediation Services Ltd. ("BRS"), Bennett RemTech Ltd. ("BRT"), Bennett Environmental U.S., Inc. ("BEIUS"), Recupere Sol Inc. ("RSI") and Material Resource Recovery, Inc. ("MRR"). All material related intercompany transactions and balances have been eliminated on consolidation.

      (c)   Use of estimates:

            The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of percentage of completion and estimated project costs and revenues for contract revenue recognition, recoverability of accounts receivable, deferred permitting costs, property, plant and equipment and other assets, and the valuation of future income tax balances. Other areas requiring the use of estimates include long-term debt, accrued liabilities and environmental obligations. Actual results could differ from those estimates.

      (d)   Cash and cash equivalents:

            Cash and cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

2.    Significant accounting policies (continued):

      (e)   Work-in-progress:

            Work-in-progress relates to costs incurred to ship untreated soil to the treatment facility and other treatment costs for soil for which has treatment is not complete. These amounts will be expensed when the related treatment of the related soil is complete.

      (f)   Investments:

            Investments where the Company has the ability to exercise significant influence are recorded on the equity basis of accounting and the Company's share of earnings (loss) is included in the computation of earnings.

            Investments where the Company does not exercise significant influence are accounted for under the cost method, under which the investment is carried at cost, and income is reflected only to the extent of dividends received.

            The Company's management reviews the estimated realizable value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investees. If a permanent impairment in value is determined, a provision is recognized.

      (g)   Property, plant and equipment:

            Property, plant and equipment are recorded at cost. Amortization is not taken until the asset has been put into use by the Company. The Company periodically evaluates the recoverability of its property, plant and equipment based on expected undiscounted cash flows and recognizes impairments, if any, when the estimated undiscounted future cash flows are expected to be less than the carrying value of the asset. In the year of an impairment in value, the carrying value of the property, plant and equipment is reduced by a charge to earnings.

            Amortization is provided for using the following methods and annual rates:

            =====================================================================================================
            Asset                                                                 Basis                      Rate
            -----------------------------------------------------------------------------------------------------
            Automobiles                                               declining balance                       30%
            Computer equipment                                        declining balance                       30%
            Container                                                     straight-line                   2 years
            Kiln - AGT, furniture and equipment
               and treatment equipment                                declining balance                       20%
            Kiln - RSI facility                                           straight-line                  10 years
            Land improvements                                         declining balance                  8 to 20%
            Leasehold improvements                     straight-line over term of lease             term of lease
            Software                                                  declining balance                      100%
            Treatment building                                        declining balance                       20%
            Storage building and pads                                     straight-line                  20 years
            =====================================================================================================

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

2.    Significant accounting policies (continued):

      (h)   Deferred costs:

            The Company defers costs incurred related to securing permits to operate their kilns. Deferred permit costs are amortized over ten years, commencing in the year the permit is secured. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

      (i)   Revenue recognition:

            The Company recognizes revenue from short-term soil remediation and non-hazardous waste disposal contracts when the soil is treated, or the non-hazardous material is received and available for disposal, in accordance with the terms of remediation contracts with its customers. The Company considers the obligation for the disposal of the soils or non-hazardous waste as perfunctory, unless a specific disposal site is indicated in the contract. The Company accrues for the disposal costs at the time revenue is recognized. If a specific disposal site is indicated in the contract or the treatment of the waste relates to environmentally hazardous materials or is otherwise not considered perfunctory, revenues are deferred until the soil or hazardous material is disposed.

            Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management.

            Deferred revenue represents amounts billed or cash received in excess of revenue recognized on contracts in progress. Similarly, accounts receivable include unbilled amounts where revenue recognized on long-term contracts in progress exceeds the amount billed to date.

      (j)   Translation of foreign currency:

            BEIUS, a wholly-owned foreign subsidiary, has a Canadian dollar functional currency since its operations are integrated with those of its parent. The accounts of BEIUS have been translated into Canadian dollars as follows:

            (i) monetary assets and liabilities at the year-end Canadian dollar rate;

            (ii) non-monetary assets and liabilities at the historical rate of exchange; and

            (iii) revenues and expenses at the rate at the time of the transaction.

            Translation gains or losses are included in the determination of earnings.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

2.    Significant accounting policies (continued):

      (k)   Fair value of financial instruments:

            Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, work-in-progress, prepaid expenses, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

      (l)   Treatment facility costs:

            Periodically, the Company conducts a shutdown of its waste remediation facility to allow for inspection, necessary repairs and replacements. Estimated non-capital costs associated with these shutdowns are accrued in the accounts over the term to the next scheduled shutdown by a charge to operating expenses. Routine repairs and maintenance are expensed as incurred. Costs are included in capital assets where they extend the life, increase the capacity, or improve the safety of an asset.

      (m)   Income taxes:

            The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are included in earnings. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

      (n)   Net earnings per share:

            Net earnings per share is calculated based on the weighted average number of common shares outstanding. Fully-diluted earnings per share is calculated using the treasury stock method.

      (o)   Comparative figures:

            Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

3.    Investments:

      ===========================================================================================
                                                                             2002            2001
      -------------------------------------------------------------------------------------------
      Investments accounted for using the cost method                    $440,000        $125,000

      Investments accounted for using the equity method, net of
        Company's share of net loss                                       411,395              --
      -------------------------------------------------------------------------------------------

                                                                         $851,395        $125,000
      ===========================================================================================

4.    Acquisition:

      On September 30, 2002, the Company acquired all of the outstanding common shares of Material Resource Recovery, Inc. ("MRR"). The results of MRR's operations have been included in the consolidated financial statements since the date of acquisition. MRR specializes in the destruction of hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units. The aggregate purchase price was $61,621.

      The excess of the fair values of the assets and liabilities ("negative goodwill") acquired over the purchase price was $2,602,940. In accordance with CICA Handbook Section 1581, Business Combinations, the negative goodwill was allocated proportionately to eliminate the book value of certain acquired assets.

      The acquisition was accounted for using the purchase method. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

      =========================================================================

      Cash and cash equivalents                                     $   289,164
      Other current assets                                            1,163,016
      Property, plant and equipment                                   2,489,586
      Future income tax asset                                           747,204
      -------------------------------------------------------------------------

      Total assets acquired                                           4,688,970

      Current liabilities                                             1,278,111
      Long-term liabilities                                             746,298
      -------------------------------------------------------------------------
                                                                      2,024,409

      Net assets acquired                                             2,664,561

      Allocation of negative goodwill                                (2,602,940)
      -------------------------------------------------------------------------

                                                                    $    61,621
      =========================================================================

      Consideration:
          Cash                                                      $        16
          Expenses                                                       61,605
      -------------------------------------------------------------------------
                                                                    $    61,621
      =========================================================================

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

5.    Property, plant and equipment:

      ==========================================================================================================================
                                                                                2002                                        2001
      --------------------------------------------------------------------------------------------------------------------------
                                                           Accumulated      Net book                   Accumulated      Net book
                                                  Cost    amortization         value          Cost    amortization         value
      --------------------------------------------------------------------------------------------------------------------------
      Automobiles                          $    27,690     $    16,918   $    10,772   $    59,377     $    44,318   $    15,059
      Computer equipment                       314,106         170,165       143,941       275,837         117,672       158,165
      Container                              1,000,000         166,667       833,333            --              --            --
      Furniture and equipment                  690,010         301,751       388,259       508,555         238,707       269,848
      Kiln - AGT                               800,000         687,379       112,621       800,000         659,223       140,777
      Kiln - RSI                             5,914,085       2,655,865     3,258,220     5,777,063       2,071,784     3,705,279
      Kiln - Kirkland                        3,145,376              --     3,145,376     3,108,118              --     3,108,118
      Land                                      83,579              --        83,579        43,671              --        43,671
      Land improvements                         64,872          23,406        41,466        29,467          18,637        10,830
      Leasehold improvements                    58,322          46,257        12,065        58,322          37,825        20,497
      Software                                 156,293         116,271        40,022        77,089          67,603         9,486
      Treatment building                     1,000,406          93,713       906,693       389,999          68,646       321,353
      Treatment equipment                    2,478,255       1,557,546       920,709     2,490,538       1,376,137     1,114,401
      Storage building and pads              4,916,917         550,565     4,366,352     3,500,543         409,780     3,090,763
      --------------------------------------------------------------------------------------------------------------------------

                                           $20,649,911     $ 6,386,503   $14,263,408   $17,118,579     $ 5,110,332   $12,008,247
      ==========================================================================================================================

6.    Goodwill and other assets:

      =========================================================================
                                                           2002            2001
      -------------------------------------------------------------------------

      Goodwill                                      $ 1,796,210     $ 1,796,210
      Accumulated amortization                       (1,149,572)     (1,149,572)
      -------------------------------------------------------------------------

      Goodwill, net of amortization                 $   646,638     $   646,638
      =========================================================================

      Other assets:
          Deferred permitting costs (note 2(h))     $ 3,261,384     $ 1,950,828
      =========================================================================

      In accordance with CICA 3062, the Company ceased amortizing goodwill on January 1, 2002 (note 2(a)(ii)).

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

7.    Long-term debt:

      (a)   Long-term debt comprises of the following:

      ==========================================================================================
                                                                            2002            2001
      ------------------------------------------------------------------------------------------
      Western Economic Diversification Canada loan, non-interest
         bearing, settled during the year                             $   10,000      $  116,390
      Note payable, bearing interest at prime rate plus 1%,
         payable in monthly instalments of $833, repaid
         during the year                                                      --           8,357
      Mortgage payable, interest at 7.95%, payable in monthly
         instalments of $2,513 including interest, repaid
         during the year                                                      --          24,342
      Capital lease obligation, payable in monthly instalments
         of $609, due in October 2005                                     18,990              --
      Loan due to IT Corp, payable in quarterly amounts of
         $151,568 (US$ 100,000) commencing April 1, 2001,
         plus $757,840 (US$ 500,000) on or before April 1,
         2006 if the Company receives the specified volume
         requirements per the thermal treatment agreement
         from IT Corp.                                                 2,115,467       2,988,810
      Other long-term debt                                                    --         187,060
      ------------------------------------------------------------------------------------------
                                                                       2,144,457       3,324,959
      Current portion of long-term debt                                1,315,023       1,178,942
      ------------------------------------------------------------------------------------------

                                                                      $  829,434      $2,146,017
      ==========================================================================================

      (b) During the year, an agreement was signed to settle the loan due to Western Economic Diversification Canada for $10,000. The difference between the balance at December 31, 2001 and the settlement amount has been recorded as other earnings.

      (c) The loan due to IT Corp. is payable in 20 quarterly instalments of U.S. $100,000, beginning April 1, 2001, and an instalment of U.S. $500,000 on or before April 1, 2006 once certain conditions are met by IT Corp. The loan bears no stated interest. The effective interest rate was determined to be 7% at the inception of the loan. In 2000, the Company and IT Corp. entered into a contaminated soil supply agreement. Payments due under the loan may be reduced if IT Corp. does not meet the terms specified under the supply agreement.

      (d) The Company has provided a $100,000 guarantee over certain debts of a subsidiary.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

8.    Share capital:

      (a) The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares.

      (b) On July 9, 2002, pursuant to shareholders' consent received at the 2001 annual general meeting, the Company completed a subdivision of its common shares on a 3-for-2 basis. All share and per share figures in these consolidated financial statements have been restated to give effect to this split.

      (c)   The issued share capital of the Company is as follows:

            ============================================================================================
                                                                               Common             Amount
            --------------------------------------------------------------------------------------------
            Balance at December 31, 1999                                   15,260,230       $ 19,032,443

            Issued during the year ended December 31, 2000 for:
                 Exercise of options                                            3,865             10,051
                 Exercise of warrants                                         230,156            816,340
                 Shares repurchased and cancelled                            (391,650)          (396,290)
            --------------------------------------------------------------------------------------------
                                                                           15,102,601         19,462,544

            Shares repurchased for cancellation                               (48,150)           (61,632)
            --------------------------------------------------------------------------------------------
                                                                           15,054,451         19,400,912

            Issued during the year ended December 31, 2001 for:
                 Exercise of options                                          319,385            778,375
                 Exercise of warrants                                         223,206            708,898
                 Shares repurchased and cancelled                             (52,800)           (67,936)
            --------------------------------------------------------------------------------------------

            Balance at December 31, 2001                                   15,544,242         20,820,249

            Issued during the year ended December 31, 2002 for:
                 Exercise of options                                        1,033,297          3,160,136
                 Shares repurchased and cancelled                             (68,800)           (98,384)
            --------------------------------------------------------------------------------------------

            Balance at December 31, 2002                                   16,508,739       $ 23,882,001
            ============================================================================================

      (d) The Company was authorized by its Board of Directors to repurchase up to 760,211 shares of its outstanding common shares until October 2, 2002. During 2002, the Company repurchased and subsequently cancelled 68,800 (2001 - 52,800; 2000 - $391,650) of its common shares. The excess of the purchase price over the weighted average cost of common shares at the time of repurchase was recorded as an adjustment to first any paid-in capital and the remainder to retained earnings. Retained earnings and paid-in capital were reduced by $776,174 and $18,113 (2001 - $65,204 and nil; 2000 -
            $832,441 and nil), respectively.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

8.    Share capital (continued):

      (e)   Stock option plan:

            The Company has reserved 5,096,325 common shares for future issuance under its Stock Option Plan ("Plan"). The Plan provides for the granting of options for the purchase of common shares of the Company at the fair market value of the Company's stock at the grant date. Stock options are granted to both employees and non-employees. The Company's Board of Directors has discretion as to the number, vesting period, and expiry dates of stock options granted.

            Stock option activity for 2002, 2001 and 2000 is presented below:

            =========================================================================================================
                                           2002                           2001                          2000
                                  ------------------------      ------------------------       ----------------------
                                                  Weighted                      Weighted                     Weighted
                                                   average                       average                      average
                                                  exercise                      exercise                     exercise
                                     Shares          price         Shares          price          Shares        price
            ---------------------------------------------------------------------------------------------------------
            Outstanding,
              beginning of
              year                2,085,750     $     3.01      1,761,635       $   3.15       1,255,500      $  3.37
            Granted                 889,500          12.21        849,000           3.30       1,035,000         3.17
            Exercised            (1,033,297)          2.85       (319,385)          2.44          (3,865)        2.60
            Cancelled              (522,000)         13.06       (205,500)          3.95        (525,000)        3.33
            ---------------------------------------------------------------------------------------------------------

            Outstanding,
              end of year         1,419,953     $     5.67      2,085,750       $   3.01       1,761,635      $  3.15
            =========================================================================================================

            Exercisable,
              end of year           924,218     $     3.50      1,611,750       $   3.23       1,555,384      $  3.03
            =========================================================================================================

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

8.    Share capital (continued):

      (e)   Stock option plan (continued):

            The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

            =====================================================================================================
                                                  Options outstanding                      Options exercisable
                                    -----------------------------------------------     -------------------------
                                                         Weighted
                                                          average          Weighted                      Weighted
                                                        remaining           average                       average
                                                      contractual          exercise                      exercise
            Range of                     Number              life             price           Number        price
            exercise prices         outstanding        (in years)         per share      exercisable    per share
            -----------------------------------------------------------------------------------------------------
            $ 2.17 -  3.55              821,453              3.06         $    2.85          696,718    $    2.73
            $ 4.84 -  7.10              285,000              2.61              5.55          205,000         5.25
            $ 9.10 - 12.30              238,500              2.87             11.84           22,500        11.71
            $17.00 - 17.50               75,000              1.50             17.43               --           --
            -----------------------------------------------------------------------------------------------------

                                      1,419,953              2.36         $    5.67          924,218    $    3.50
            =====================================================================================================

            Had compensation expense for the Company's stock-based employee compensation plan been determined based on the fair value at the grant dates, the Company's net earnings and earnings per share would have been increased to the pro forma amounts indicated below:

            =======================================================================
            Net earnings - as reported                               $   12,542,851
            Net earnings - pro forma                                     10,985,013

            Basic earnings per common share - as reported                      0.78
            Basic earnings per common share - pro forma                        0.68

            Fully diluted earnings per common share - as reported              0.73
            Fully diluted earnings per common share - pro forma                0.69
            =======================================================================

            The fair value of each option is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility 65.4%, risk-free interest rate 3.07% and expected average option term of 1.7 years. The weighted-average fair value of the options granted to employees during the year ended December 31, 2002 was $3.13 per option.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

8.    Share capital (continued):

      (e)   Stock option plan (continued):

            The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which significantly affect the calculated values.

9.    Income taxes:

      Income tax expense (recovery) varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 38.72% (2001 - 39.62%; 2000 - 45.6%) to earnings before income taxes as shown in the following table:

      =======================================================================================
                                                         2002            2001            2000
      ---------------------------------------------------------------------------------------
      Combined Canadian federal and provincial
        income taxes at expected rate             $ 7,830,788     $ 2,850,912     $(1,014,600)
      Provincial tax rate difference                 (557,476)       (230,066)        102,178
      Permanent and other differences                 408,965         438,935         385,701
      Change in valuation allowance                      (985)       (591,119)        510,148
      ---------------------------------------------------------------------------------------

                                                  $ 7,681,292     $ 2,468,662     $   (16,573)
      =======================================================================================

      The Company's wholly-owned subsidiary, MRR has pre-acquisition non-capital losses carried forward of approximately $1,866,000, which are available to reduce future years' income for income tax purposes. The expected value of these losses have been recorded as an asset at the date of acquisition of MRR.

      Non-capital loss carry forwards of MRR expire in:

      --------------------------------------------------------------------------

      2004                                                          $    362,000
      2005                                                               369,000
      2006                                                                48,000
      2007                                                                53,000
      2008                                                             1,034,000
      --------------------------------------------------------------------------

                                                                    $  1,866,000
      ==========================================================================

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

9.    Income taxes (continued):

      The composition of the future tax assets at December 31 is as follows:

      ==========================================================================
                                                           2002            2001
      -------------------------------------------------------------------------

      Future tax assets:
          Capital assets                            $        --     $    14,443
          Loss carryforwards                            615,947             334
          Share issue costs                              21,456          67,655
          Maintenance reserve                                --          71,115
      -------------------------------------------------------------------------

      Total gross future tax assets                     637,403         153,547

      Valuation allowance                                    --            (985)
      -------------------------------------------------------------------------

      Net future tax assets                             637,403         152,562

      Future tax liabilities:
          Capital assets                                339,475         407,644
          Deferred permitting costs                   1,193,666         822,443
          ---------------------------------------------------------------------
                                                      1,533,141       1,230,087
      -------------------------------------------------------------------------

      Net future income tax assets (liabilities)    $  (895,738)    $(1,077,525)
      ==========================================================================

      Management believes that realization of the net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

10.   Related party transactions:

      During the year ended December 31, 2002, the Company expensed management fees of $177,719 (2001 - $189,975; 2000 - $262,867) to a company owned by a director and officer of the Company.

      During the year ended December 31, 2002, the company expensed legal fees of $75,015 (2001 - $222,503; 2000 - $144,618) to the Company's legal counsel, of which one of the partners is a director of the Company.

      These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

11.   Earnings (loss) per share:

      Basic earnings (loss) per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 16,181,653 (2001 - 15,158,054; 2000 - 15,403,282).

      Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised or converted at the beginning of the year or the date issued, if later. The number of shares used for the calculation of the fully diluted earnings (loss) per share is 17,258,607 (2001 - 15,566,712; 2000 - 15,403,282) based on application of the treasury stock method.

      The reconciliation of the net earnings and weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

     ==================================================================================================================
                                          2002                             2001                          2000
     ------------------------------------------------------------------------------------------------------------------
                                    Net                               Net                            Net
                               earnings         Number of        earnings       Number of       earnings      Number of
                                  (loss)           shares           (loss)         shares          (loss)        shares
     ------------------------------------------------------------------------------------------------------------------
     Net earnings (loss)     $12,542,851       16,181,653      $4,726,976      15,158,054    $(2,258,314)    15,403,282

     Dilutive effect of
       stock options                  --        1,076,954              --         408,658             --             --
     ------------------------------------------------------------------------------------------------------------------
     Diluted earnings (loss)
       per common share      $12,542,851       17,258,607      $4,726,976      15,566,712    $(2,258,314)    15,403,282
     ==================================================================================================================

      Options aggregating 75,000 (2001 - 307,500; 2000 - 1,761,635) have not been included in the computation of diluted earnings per common share as they were anti-dilutive.

12.   Financial instruments:

      (a)   Foreign exchange risk management:

            A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts. There were no such derivative contracts in place at December 31, 2002.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

12.   Financial instruments (continued):

      (b)   Concentration of credit risk:

            Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at December 31, 2002, two customers represented 76% of outstanding accounts receivable (2001 - 71%). Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

13.   Commitments:

            Future minimum annual rental payments for operating leases are payable over the next five years and thereafter as follows:

            ===================================================================

            Year ending December 31:

            2003                                                     $  214,719
            2004                                                        160,172
            2005                                                        129,826
            2006                                                        127,788
            2007                                                         42,596
            Thereafter                                                       --
            -------------------------------------------------------------------
                                                                     $  675,101
            ===================================================================

14.   Segmented information:

      (a)   Geographic information:

            The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. Sales during the year to customers domiciled in the United States amounted to $36,531,708 (2001 - $14,130,155;
            2000 - $5,004,293) and in Canada amounted to $11,572,137 (2001 -
            $9,292,419; 2000 - $2,962,281).

      (b)   Major customers:

            For the year ended December 31, 2002, revenues from two customers, Customer A and Customer B represented approximately 74% and 11%, respectively of total revenues. (2001 - one customer 54%; 2000 - one customer 36%).

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

15. United States generally accepted accounting principles ("U.S. GAAP") reconciliation:

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") as summarized below:

      (a)   Earnings (loss) and earnings (loss) per share:

            ================================================================================================================
                                                                                     2002              2001             2000
            ----------------------------------------------------------------------------------------------------------------
            Net earnings (loss) in accordance with Canadian GAAP              $ 12,542,851     $  4,726,976     $ (2,258,314)
            Compensation expense (d)                                            (1,739,752)        (731,723)        (353,904)
            Deferred permitting costs (e)                                       (1,310,556)        (909,000)        (956,901)
            Deferred business development costs (f)                                     --         (125,000)              --
            Future income tax recovery on U.S. GAAP adjustments (g)                371,223          395,665          391,015
            ----------------------------------------------------------------------------------------------------------------

            Net earnings (loss) in accordance with U.S. GAAP                  $  9,863,766     $  3,356,918     $ (3,178,104)
            ================================================================================================================
            Basic earnings (loss) per share in accordance with U.S. GAAP      $       0.61     $       0.22     $      (0.21)
            ================================================================================================================
            Diluted earnings (loss) per share in accordance with U.S. GAAP    $       0.57     $       0.22     $      (0.21)
            ================================================================================================================

            Weighted average shares outstanding (note 11):
                 Basic                                                          16,181,653       15,158,054       15,403,282
                 Fully diluted                                                  17,258,607       15,566,712       15,403,282
            ================================================================================================================

      (b)   Balance sheet:

            The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

            ============================================================================================
                                                             Other
                                                        assets and          All other              Total
                                                       investments             assets             assets
            --------------------------------------------------------------------------------------------
            Assets in accordance with Canadian
              GAAP as at December 31, 2002            $  4,112,779        $48,271,895       $ 52,384,674
            U.S. GAAP adjustments                       (3,386,384)                --         (3,386,384)
            --------------------------------------------------------------------------------------------
                                                      $    726,395        $48,271,895       $ 48,998,290
            ============================================================================================

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

15. United States generally accepted accounting principles ("U.S. GAAP") reconciliation (continued):

      (b)   Balance sheet (continued):

            =======================================================================================================
                                                                            Other
                                                                       assets and        All other            Total
                                                                      investments           assets           assets
            -------------------------------------------------------------------------------------------------------
            Assets in accordance with Canadian
               GAAP as at December 31, 2001                          $  2,075,828     $ 27,361,262     $ 29,437,090
            U.S. GAAP adjustments                                      (2,075,828)              --       (2,075,828)
            -------------------------------------------------------------------------------------------------------

                                                                     $         --     $ 27,361,262     $ 27,361,262
            =======================================================================================================

            =======================================================================================================
                                                                                              2002             2001
            -------------------------------------------------------------------------------------------------------
            Liabilities in accordance with Canadian GAAP
              as at December 31, 2002                                                 $ 16,880,814     $  8,761,659
            Future income tax recovery on current year U.S.
              GAAP adjustments (g)                                                      (1,193,666)        (822,443)
            -------------------------------------------------------------------------------------------------------

                                                                                      $ 15,687,148     $  7,939,216
            =======================================================================================================

            =======================================================================================================
                                                                                              2002             2001
            -------------------------------------------------------------------------------------------------------
            Shareholders' equity in accordance with Canadian GAAP                     $ 35,503,860     $ 20,675,431
            Deferred permitting and business development costs
               (e) and (f)                                                              (2,192,718)      (1,253,385)
            -------------------------------------------------------------------------------------------------------

            Shareholders' equity in accordance with U.S. GAAP                         $ 33,311,142     $ 19,422,046
            =======================================================================================================

            =======================================================================================================
                                                                                              2002             2001
            -------------------------------------------------------------------------------------------------------
            Shareholders' equity in accordance with U.S. GAAP
              is comprised of:
                 Share capital                                                        $ 27,545,094     $ 23,169,204
                 Additional paid-in capital (d) and (e)                                  1,851,107        1,297,263
                 Deferred compensation expense (d)                                        (227,613)         (99,383)
                 Accumulated retained earnings (deficit)                                 4,142,554       (4,945,038)
            -------------------------------------------------------------------------------------------------------

                                                                                      $ 33,311,142     $ 19,422,046
            =======================================================================================================

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

15. United States generally accepted accounting principles ("U.S. GAAP") reconciliation (continued):

      (c)   Statement of cash flows:

            Under United States GAAP, cash provided by operations would decrease by $939,933 (2001 - $723,262; 2000 - $480,958), and cash applied to investing would decrease by $1,310,556 (2001 - $1,118,927; 2000 -
            $871,973) for the costs of deferred permitting and business development, which would be expensed as incurred under United States GAAP.

      (d)   Stock-based compensation:

            (i) For United States GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company's stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensation expensed is remeasured based on the option's intrinsic value at each reporting date until the date the award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP purposes the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method which results in no compensation expense for the Company's stock-based employee compensation awards. Consideration paid by employees or directors on the exercise of stock options is recorded as share capital (note 2(a)(i)).

                  Accounting for employee stock options under U.S. GAAP would result in additional compensation expense and a corresponding increase in additional paid-in capital of $1,660,246 (2001 - $547,225; 2000 - $6,882).

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

15. United States generally accepted accounting principles ("U.S. GAAP") reconciliation (continued):

      (d)   Stock-based compensation (continued):

            (ii) Under United States GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company recognizes compensation expense for stock options, warrants and other equity instruments issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 2(a)(i)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with United States GAAP. Therefore, for the year ended December 31, 2002, the only measurement difference for non-employees are those carried forward from previous periods as noted below. The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

                  ==============================================================
                                                         2001               2000
                  --------------------------------------------------------------
                  Expected volatility                   74.1%              63.0%
                  Risk-free interest rate                4.0%               5.8%
                  Dividend yield                           --                 --
                  Expected life of options       3 to 5 years       1 to 5 years
                  ==============================================================

                  The fair value of the options granted before January 1, 2002 ranged between $0.63 to $2.38 per option. The fair value is recognized as compensation expense over the service period as determined by vesting period of the related equity instruments. Accounting for the non-employee options on this basis would result in recording additional compensation expense and share capital of $79,506 (2001 - $184,498; 2000 -
                  $347,022). The assumptions used in the Black-Scholes option-pricing model to determine the fair value at December 31, 2002 are described in note 8(e).

      (e)   Deferred permitting costs:

            Under Canadian GAAP the expenditures relating to the acquisition of an operating permit may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP these expenditures are charged to expense when incurred.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

================================================================================

15. United States generally accepted accounting principles ("U.S. GAAP") reconciliation (continued):

      (f)   Deferred business development costs:

            Under Canadian GAAP, the expenditures relating to the development of new business may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP, these expenditures are charged to expense when incurred.

      (g)   Income taxes:

            Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian future income tax assets and liabilities at enacted tax rates would not change recorded net income (loss) or shareholders' equity under U.S. GAAP. The future income tax effect of U.S. GAAP adjustments has been recorded at the enacted tax rate in the period of adjustment.

      (h)   Convertible promissory notes:

            In a year prior to the periods presented, the Company issued convertible promissory notes. Under U.S. GAAP, the beneficial conversion feature, equal to the aggregate excess of the market value of the Company's common shares at the date of agreement over the conversion rate, was recorded as a discount and an addition to paid-in capital and amortized to interest expense over the period to the first available conversion date. Under Canadian GAAP, the Company allocated the face value of the debt to the estimated value of the debt component and assigned the residual value to its equity component. The value of the debt was then accreted to the face value of the debt over the term to maturity. The U.S. GAAP adjustments had no effect on liabilities or shareholders' equity at December 31, 2002 and December 31, 2001. No convertible promissory notes are outstanding at December 31, 2002 and 2001.

                             CONTROLS AND PROCEDURES

      (a) Evaluation of disclosure controls and procedures. Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 40-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

      (b) Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process

      The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2001.

                                    EXHIBITS

      The following exhibits are filed as part of this report:

99.1  Consent of KPMG LLP

99.2 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BENNETT ENVIRONMENTAL INC.
                                       --------------------------
                                       Registrant


                                       By: /s/ John Bennett
                                           -----------------------------------
                                           Name:  John Bennett
                                           Title: Chief Executive Officer and
                                                  Chairman

Date: May 14, 2003

                                 CERTIFICATIONS

      I, John Bennett, certify that:

1. I have reviewed this annual report on Form 40-F of Bennett Environmental
Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 14, 2003


/s/ John Bennett
------------------------------------
John Bennett
Chief Executive Officer and Chairman

                                 CERTIFICATIONS

      I, Richard Stern, certify that:

1. I have reviewed this annual report on Form 40-F of Bennett Environmental
Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 14, 2003


/s/ Richard Stern
-----------------------
Richard Stern
Chief Financial Officer