Form 40-F
period 2003-12-31
BENNETT ENVIRONMENTAL INC
filed 2004-05-20
CIK 1048295

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 12/31/03 Commission File Number 0-30946

BENNETT ENVIRONMENTAL INC.

(Exact Name of Registrant as Specified in its Charter)

Federally Incorporated in Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 208 — 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5

(905) 339-1540

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Perkins, Smith & Cohen, LLP
One Beacon Street, Boston, MA 02108
(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

TABLE OF CONTENTS

PRINCIPAL DOCUMENTS
CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
EXHIBITS
SIGNATURES

     For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form      [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     17,145,789 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES   [  ]   NO  [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   [X]   NO  [  ]

PRINCIPAL DOCUMENTS

     The following documents of Bennett Environmental Inc. (the “Company”) have been filed as part of this Annual Report on Form 40-F:

1.	Annual Information Form for the year ended December 31, 2003, including Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2003.

2.	Audited Financial Statements of the Company for the years ended December 31, 2003, 2002 and 2001, together with the auditor’s report thereon (Note 17 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).

CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

     As of December 31, 2003, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Internal Control over Financial Reporting

     During the fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

     None.

AUDIT COMMITTEE FINANCIAL EXPERT

     The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Adam Lapointe, George Ploder and David Williams. The Board has designated George Ploder as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Ploder is “independent” as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

     The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website, www.bennettenv.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate amounts billed by KPMG LLP to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002
Audit Fees (1)	$135,750	$84,500
Audit-Related Fees (2)	68,607	63,133
Tax Fees (3)	211,420	44,130
All Other Fees	—	—
Totals	$415,777	$191,943

     NOTES:

     (1) “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

     (2) “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally consultation concerning financial accounting and reporting standards and accounting consultation on proposed transactions.

     (3) “Tax Fees” represent fees for tax compliance, tax consultation and tax planning.

     The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2003 were approved by the Audit Committee. The Audit Committee reviews with KPMG LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. The Board has determined that, starting in 2004, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The required disclosure is included in the section of this Annual Report on Form 40-F entitled “Principal Documents”, in the Annual Information Form of the Company for the year ended December 31, 2003, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

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

EXHIBITS

     The following exhibits are filed as part of this report:

1.	Consent of KPMG LLP

2.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

2.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

3.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BENNETT ENVIRONMENTAL INC.
Registrant
By:	/s/ Rick Stern
	Name:	Richard Stern
	Title:	Chief Financial Officer

Date: May 19, 2004

BENNETT ENVIRONMENTAL INC.
Suite 208, 1540 Cornwall Road
Oakville, Ontario
L6J 7W5

Annual Information Form

Dated May 1, 2004

TABLE OF CONTENTS

INTERPRETATION	7
DESCRIPTION OF THE BUSINESS	8
HISTORY AND DEVELOPMENT OF THE BUSINESS	8
WASTE REMEDIATION SERVICES	10
Thermal Oxidation	10
Permitting and Regulatory Approval Process	10
Market for Services	12
Operations	12
Revenues	14
Sales and Marketing	15
Competition	15
Human Resources	17
Equipment Sales	17
RISK FACTORS	18
SELECTED CONSOLIDATED FINANCIAL INFORMATION	24
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
MARKET FOR SECURITIES	37
DIRECTORS AND OFFICERS	37
ADDITIONAL INFORMATION	38
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	39
GLOSSARY OF TECHNICAL TERMS	40

INTERPRETATION

In this Annual Information Form, references to “BEI” are to Bennett Environmental Inc. and references to the “Corporation” are to BEI and its subsidiaries, Bennett RemTech Ltd., Bennett Remediation Services Ltd., Récupère Sol Inc., Material Resource Recovery S.R.B.P. Inc. and Bennett Environmental New Brunswick Inc., as a group. The meanings of certain technical terms used in this Annual Information Form are set out below under the heading “Glossary of Technical Terms”.

In this Annual Information Form, unless otherwise stated, all references to dollar amounts are to Canadian dollars and the information is current as of May 1, 2004.

DESCRIPTION OF THE BUSINESS

The Corporation is engaged in the business of using thermal oxidation technology to remediate contaminated soil, contaminated construction debris and mercaptan contaminated gas distribution equipment. The Corporations owns and operates remediation facilities located in Saint Ambroise, Québec and Cornwall, Ontario and is currently constructing a third facility in New Brunswick. The Corporation markets its remediation services throughout Canada and the United States.

BEI was incorporated under the Canada Business Corporations Act on July 29, 1992. On April 4, 1996, BEI amended its articles to consolidate its issued and outstanding common shares on a one for four basis, and on July 9, 2002, BEI amended its articles to subdivide its issued and outstanding common shares on a three for two basis. BEI’s head and principal office is located at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada L6J 7W5. The Corporation also maintains offices in British Columbia, Canada, and Québec, Canada. BEI’s registered and records office and address for service in British Columbia is Suite 900, 200 Burrard Street, Vancouver, British Columbia, Canada V7X 1T2.

BEI carries on business through three wholly-owned operating subsidiaries – Récupère Sol Inc. (“RSI”), Material Resources Recovery S.R.B.P. Inc. (“MRR”), and Bennett Environmental New Brunswick Inc. (“BEN”). RSI operates the Corporation’s thermal treatment facility in Saint Ambroise, Québec, Canada. MRR operates a thermal treatment facility in Cornwall, Ontario. BEN was formed to operate the Corporation’s proposed facility in Belledune, New Brunswick. In addition, BEI also has four wholly-owned subsidiaries which do not currently carry on any operations – Bennett Remediation Services Ltd., Bennett RemTech Ltd., Bennett Environmental U.S. Inc. and Bennett Environmental U.S.A. Inc.

Additional information regarding BEI’s active subsidiaries is set out in the table below.

	Percentage		Jurisdiction of
Name of Subsidiary	Ownership		Incorporation
Récupère Sol Inc.	100	%(1)	Québec
Material Resources Recovery S.R.B.P. Inc.	100	%(2)	Canada
Bennett Environmental New Brunswick Inc.	100%		Canada

(1)	BEI’s interest in RSI is held directly (34%) and indirectly through BRS (66%).

(2)	BEI’s interest in MRR is held indirectly through RSI.

HISTORY AND DEVELOPMENT OF THE BUSINESS

The Corporation’s remediation services business utilizes thermal oxidation technology, which was initially developed by Aqua-Guard Technologies Inc. (“AGT”). John Bennett, the Chairman of BEI, and his family, founded AGT in 1979 for the purpose of manufacturing and selling oil spill control equipment. AGT developed thermal oxidation technology from 1984 to 1992 and this technology is currently used by the Corporation in providing its remediation services.

In 1992, the management of AGT decided to separate AGT’s oil spill control business from its thermal oxidation business. To accomplish this, BEI was formed to acquire the shares of AGT and the oil spill control business was sold to a private company owned by the Bennett family. AGT was subsequently wound-up and the assets of AGT, including AGT’s thermal oxidation business, were transferred to the Corporation.

The Corporation initially focused its efforts in two distinct business segments: waste remediation services and thermal oxidizing equipment sales. In 1994, the Corporation became part owner of RSI, a Québec-based remediation business. The Corporation became the sole owner of RSI in 1996 and shortly thereafter RSI commenced construction of a remediation facility at Saint Ambroise, Québec. In 1997, RSI installed one of the Corporation’s thermal oxidizers at the Saint Ambroise facility and, after extensive testing by the Ministry of the Environment for Québec, the Corporation was granted a permit to allow the Corporation to treat soils contaminated with chlorinated hydrocarbons, including PCBs. The Corporation commenced operations at the facility in 1998 and since that time has focused its efforts on securing contracts for the remediation of contaminated materials and the establishment of additional remediation facilities.

In August 2000, BEI entered into two separate agreements with IT Corporation (“IT”), a site remediation company based in the United States. Under the first agreement, the Corporation agreed to reserve for IT 150,000 metric tonnes of soil treatment capacity over a five-year term (30,000 metric tonnes per year). Under the second agreement with IT, the Corporation agreed to purchase certain of IT’s surplus North American thermal treatment equipment for U.S.$3.5 million. The Corporation has used some of this equipment to upgrade the equipment at the Saint Ambroise, Québec facility and intends to use the remainder of the equipment in its proposed facilities in Belledune, New Brunswick and Kirkland Lake, Ontario. Any unused equipment will be sold. In January, 2002, IT filed for relief under United States bankruptcy law. On September 17, 2003, a settlement agreement between BEI and IT was signed to eliminate all outstanding debts between the two companies and to terminate the agreements. On October 23, 2003 the United States Bankruptcy Court for the District of Delaware issued an order approving the settlement agreement.

Effective September 30, 2002, RSI purchased 100% of the common shares of MRR for $61,621 cash in an arms-length transaction. MRR operates a thermal treatment facility in Cornwall, Ontario and specializes in the thermal destruction of PCB contaminated construction debris (e.g. wood, concrete and metal) and other contaminated plastics and metals. In addition, MRR treats mercaptan contaminated gas distribution equipment. MRR owns its thermal treatment equipment and has existing permits to treat contaminated water. The market potential for the types of services provided by MRR is significantly less than that of BEI and is expected to account for less than 10% of the total revenues and earnings of the Corporation on an annual basis.

Effective December 1, 2003, RSI purchased 100% of the common shares of Eli Ecologic International Inc. (“EEI”), for $1,625,000 cash plus a promissory note for $400,000. Total cash expended for this acquisition including all fees, totaled $1,932,872, with the balance represented by the note payable for $400,000. Immediately upon completion of the acquisition, RSI amalgamated with EEI. As a result of these transactions RSI has a non-exclusive, two year renewable licence to use and sublicense GPCR technology. This technology, which is patented by Eco Logic Inc., is a non-incineration method of destroying hazardous wastes such as askarel, CFCs, and other halogenated organic chemicals. The Corporation’s GPCR licence is valid in all countries in the world except for Japan. In addition, EEI’s tax losses will be used by the Corporation to offset some of the taxes payable by RSI over the next 24 months. Although GPCR is a proven process, it has not been successfully commercialized since the operating costs are currently too high. The Corporation intends to use its technical resources in an effort to reduce these operating costs and, if successful, to market the technology to companies who are currently shipping their wastes to a facility in Alberta. It is not anticipated that the Corporation will invest more than $200,000 in its cost-reduction efforts. Since the Corporation and EEI have similar clients and the waste streams treated by EEI are very similar to those currently serviced by the Corporation, the addition of GPCR-based destruction services would require little, if any, additional sales resources. It is not anticipated that GPCR will provide more than 10% of the total revenues and earnings of the Corporation on an annual basis.

On September 9, 2003, the Government of New Brunswick approved construction by the Corporation of a new thermal oxidation treatment facility at Belledune, New Brunswick, Canada. The proposed facility will be capable of treating 100,000 metric tonnes of hydrocarbon and creosote impacted soil. Construction of this facility is approximately 83% complete as of April 30, 2004. Commissioning and the compliance tests will be carried out in early summer and the Corporation is expected to receive approval of its permit to operate in the fall of 2004.

In February, 2004 the Corporation raised $26,000,000 (gross proceeds) through the sale of 1,000,000 units consisting of one common share and one-half common share purchase warrant entitling the holder to purchase one common share at a price of $30.00 for a period of 18 months after closing. The net proceeds of the private placement, after payment of underwriters’ fees, are being used for general corporate purposes, including the construction of the Corporation’s new facility in Belledune, New Brunswick.

WASTE REMEDIATION SERVICES

Thermal Oxidation

The business of the Corporation is focused on the remediation of contaminated materials through the use of thermal oxidation technology. Thermal oxidizers are specifically designed to remediate waste materials such as contaminated soils, and certain types of chemical wastes and sludge. Thermal oxidizers remove contaminants by vaporizing and then combusting the contaminants at high temperatures. From 1996 to 1997, the Corporation spent approximately $2.2 million on research and development of its own thermal oxidation technology, which is now used in its Saint Ambroise, Québec facility. The Corporation also intends to use its oxidation technology at its proposed facility in Belledune, New Brunswick.

The Corporation’s own thermal oxidation technology utilizes a rotary kiln for soil treatment, giving it the ability to accept virtually any type of organic waste in a number of physical forms. Rotary kilns operate using either “thermal desorption” systems or “thermal oxidation” systems. Thermal desorption systems operate at low temperatures, and will not remove and destroy all contaminants. Thermal oxidation systems, on the other hand, operate at higher temperatures to extract the hydrocarbons from the soil via heat desorption, and subsequently destroy them. The Corporation’s rotary kiln is capable of processing soil with high hydrocarbon content and can be adapted to handle municipal household waste.

The thermal process that is used to treat contaminated debris at the Corporation’s Cornwall, Ontario facility is a batch process whereby contaminated material is placed in a kiln and heated to specific temperatures for a period of time to allow for the destruction of contaminants.

Permitting and Regulatory Approval Process

The Corporation’s business is dependant on its ability to obtain government permits for the remediation and importation of contaminated soils.

Remediation Permits

The process for obtaining permits for the development and operation of a thermal oxidizer facility is costly and time consuming. The process requires development of the equipment and the facility site in accordance with environmental laws, regulations, and policies, and other regulatory concerns. This process can take many years to complete. In addition, the process can require environmental impact studies which can cost in excess of $3 million. The Canadian Environmental Assessment Act has recently added another level of regulation to the permitting process by requiring applicants to address additional issues relating to proposed treatment facilities such as vehicle traffic and economic issues including effects on tourism and property values. Once the necessary permits are obtained, the Corporation must also comply with the ongoing reporting and testing requirements provided for under the permit.

The Corporation’s existing permit in Québec allows the Corporation to treat soils contaminated with all chlorinated hydrocarbons and non-chlorinated organic contaminates including, PCB, PCP, creosote, dioxins and pesticides. The permits for the Cornwall, Ontario facility allow for the thermal treatment of PCB contaminated construction debris, mercaptan contaminated metals and PCB contaminated water. The permit granted for the proposed facility in Belledune, New Brunswick is to construct a thermal oxidation facility capable of treating a maximum of 100,000 metric tonnes of non-chlorinated hydrocarbon and creosote impacted material. Once construction of the facility is completed (expected by mid-2004) an operating permit will be required before operations may commence. In order for this permit to be granted, compliance test results from the facility must demonstrate the safe operation of the equipment.

Many of the challenges involved in obtaining a permit to treat contaminated waste using thermal oxidation methods relate to the perceptions of the public regarding thermal remediation and not to those methods meeting elimination and emission requirements. The Corporation attempts to address these issues through ancillary activities, which include community education programs such as disseminating information on thermal remediation in the community in which it wishes to obtain an operating permit. These ancillary activities are an important part of the strategy of obtaining an operating permit in a timely and cost-effective manner.

Importation of Contaminated Materials

In addition to the regulatory process for the establishment of remediation facilities, the Corporation’s operations are governed by various additional regulations in both the United States and Canada, concerning the importation of hazardous materials. The importation of contaminated soil into Canada requires regulatory approval from Environment Canada, which is the Canadian authority responsible for federal environmental policies and programs, as well as from the Ministry or Department of Environment, or the equivalent (each, the “Ministry of Environment”) for the province where the final remediation is completed.

Prior to importing soils into Canada, the Corporation completes an import notice for Environment Canada that describes the waste, where it comes from and when it is expected to arrive in Canada. Simultaneously, the Corporation informs the relevant Ministry of Environment of its intention to import soils into the province. The Corporation supplies the Ministry of Environment with an analysis of the soils, showing the type and level of contamination.

When the relevant Ministry of Environment is satisfied that the analysis presented shows that the soils can be treated by the Corporation’s facility within the terms of the Corporation’s permit, the Ministry of Environment informs the federal authorities of their agreement with the Corporation’s intention to import the soils. Environment Canada then issues a permit to the Corporation to import the soils. To date, the

Corporation has been successful in its applications to import all types of organically contaminated soils for treatment in Canada.

Market for Services

The proliferation of laws over the past decade in Canada and the United States which restrict the landfilling of hazardous wastes has significantly increased the North American market for the remediation of contaminated materials. The demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated materials are located. Restrictions in Canada against the landfilling of wastes containing PCBs above 50 ppm have significantly increased the Canadian market for the remediation of PCB contaminated materials. Likewise, the U.S. Environmental Protection Agency’s restrictions on the landfilling of pentachlorophenol and other persistent organic pollutants, such as dioxins and furans, in U.S. landfills has resulted in owners of certain U.S. waste sites seeking alternative treatment solutions for their hazardous waste. While the Corporation has been able to access this U.S. market for soil remediation services, U.S. regulations restrict PCBs with concentrations over 50 ppm from crossing the U.S. border. Therefore, the Corporation does not currently have access to the sites in the United States contaminated with PCBs.

The Corporation believes that the introduction of stricter landfill restrictions in Ontario similar to those in place in the United States and Québec, or the stricter enforcement of existing landfill restrictions in Ontario, would increase the number of Canadian entities that require soil remediation services. For example, generators of contaminated soil in Ontario are currently required to register all PCB contaminated material with the Ministry of the Environment for Ontario. For those materials for which a destruction method is commercially available, a timetable for destruction of those materials or details justifying continued storage of those materials must be provided to the Ministry of the Environment for Ontario. While the Corporation understands that the Ministry of the Environment for Ontario is encouraging companies currently storing contaminated soil to comply with regulations that compel them to eliminate the material, to date these regulations have not been strictly enforced. The Corporation believes that as environmental clean-up becomes more important, these and other similar regulations will become more strictly enforced, and the option of “doing nothing” will be eliminated.

In 2000, the Province of Québec established the Revi-Sols/Soil Restoration Program program to encourage the clean-up of contaminated sites which included new financial incentives to clean-up contaminated sites within the Province. The program provides $50 million in provincial rebates for the clean-up of sites that will have economic and development potential. The program provides for a rebate of up to 70% of the cost of the clean-up if the restoration involves treatment, and up to 50% if no treatment is required. The Revi-Sols Program originally focussed on the Québec City and Montreal area; however, the program now will be expanded to include the entire Province of Québec.

In March, 2004, the Federal Government of Canada announced the inclusion of $4.0 billion to be spent on the clean-up of Federal contaminated sites over the next 10 years. This includes $500 million for the clean-up of the Sydney Tar Ponds in Nova Scotia. Management of the Corporation believes that these types of programs will expand the market for the Corporation’s remediation service program.

Operations
 Existing Facilities

The Corporation provides its remediation services primarily through its facilities located in Saint Ambroise, Québec and Cornwall, Ontario.

Saint Ambroise, Québec

At present, the Corporation’s operations occur primarily at its facility in Saint Ambroise, Québec. The Corporation owns the property where the Saint Ambroise facility is located and it constructed the facility commencing in 1996. In 1997, after extensive testing by the Ministry of the Environment for Québec, BEI’s subsidiary, RSI, received a permit to treat hydrocarbon-contaminated waste, including soil contaminated with chlorinated hydrocarbons, including PCBs. The Saint Ambroise facility commenced commercial operations in February 1998 and since that time the facility has provided services to private businesses in Ontario; government departments and government-owned corporations, including the Province of Nova Scotia, Manitoba Hydro and Dorval Airport (located in Montreal, Québec); and environmental agencies, including the U.S. Environmental Protection Agency.

Over the past 5 years, the Corporation has been upgrading the operating capacity of the Saint Ambroise facility. In 1999, the facility treated approximately 40,000 metric tonnes of contaminated soil, representing approximately 70% of its treatment capacity. In late 2001, the capacity of the treatment facility was upgraded to 80,000 metric tonnes per year and the facility treated 46,000 metric tonnes during 2001. In mid 2002, the capacity of the treatment facility was upgraded again to approximately 100,000 metric tonnes per year. During 2002 and 2003, the Saint Ambroise facility treated 55,000 and 75,000 metric tonnes of contaminated soil, respectively. The Corporation has no immediate plans to make further upgrades to the capacity of the Saint Ambroise facility.

     Cornwall, Ontario

Effective September 30, 2002, BEI acquired MRR through its subsidiary RSI. MRR’s facility located in Cornwall, Ontario, is comprised of a building estimated to be 20,000 square feet which is currently used for offices, incineration equipment and work area. MRR owns the land where the facility is located, has the equipment and the required permits to handle and incinerate PCB and mercaptan contaminated materials and also has the equipment and required permits to treat contaminated water.

The Cornwall facility houses a high temperature incinerator capable of incinerating hazardous materials at 1200o C, shipping and storage areas, and sales and engineering offices. The current operations that are carried on at the facility are the incineration of PCB contaminated materials (for example, wood, metals and concrete). In 2003, MRR generated about $3.7 million in revenues, and treated about 1,400 tonnes of material through the Cornwall facility.

Since January 2003, MRR made a decision to not treat any mercaptan-contaminated materials at its facility in Cornwall. Since that time all mercaptan-contaminated materials received by the Corporation have been treated at a leased site in Garden City, Texas.

Proposed and Potential Facilities

The Corporation is currently constructing a new remediation facility at Belledune, New Brunswick and is working towards establishing a facility at Kirkland Lake, Ontario.

     Belledune, New Brunswick

On September 9, 2003, the Government of New Brunswick approved construction by the Corporation of a new thermal oxidation treatment facility at Belledune, New Brunswick. The facility will be located on leased land at the Renviro environmental industrial park located near Belledune in northeastern New Brunswick. The proposed facility will be capable of treating 100,000 metric tonnes per year of hydrocarbon and creosote impacted soil. The facility will use the Corporation’s Mark IV Thermal Oxidizer technology, which has been employed for six years in the Corporation’s facility in Saint Ambroise, Québec. Construction of this facility is approximately 83% complete as of April 30, 2004.

Commissioning and the compliance tests will be carried out in early summer leading to the issuance of the approval to operate in the fall. Normally, the approval to operate is issued to allow a facility to operate for a short period of time before undergoing compliance testing. However, regulators are requiring that compliance testing be conducted and passed before commercial operation can commence. For this reason, commercial operation is expected to begin in the fall of 2004.

     Kirkland Lake, Ontario

Since the fall of 1999, the Corporation has been working with environmental regulatory authorities to establish a high-temperature thermal treatment facility in Kirkland Lake, Ontario. The Corporation first submitted its permit application to the Ministry of the Environment for Ontario in April 2000, on May 10, 2000 the Corporation decided to subject its proposed Kirkland Lake facility to review under the Environmental Assessment Act (Ontario).

On June 19, 2002, the Corporation submitted its application to the Province of Ontario for final approval of its permit to construct a facility in Kirkland Lake. On November 8, 2002 the Corporation voluntarily withdrew its application in order to address issues raised by the Director of Environmental Assessment and Approvals. The Corporation intends to resubmit the application in the future when it has addressed these issues.

In the interim, a decision from a judicial review panel has put into question the Minister of the Environment’s authority to set the parameters to be studied during an environmental assessment. As a result, all environmental applications have been put on hold (including the Corporation’s) pending the results of an appeal of that decision or a change in the applicable legislation.

Revenues

The Corporation’s revenues from its remediation services by type and by geographical region for the last three financial years are set out below (all figures in Canadian dollars). During each year shown, approximately 98% of the Corporation’s revenues were generated from the waste remediation facility at Saint Ambroise, Québec.

Fiscal Year Ended December 31, 2002

	U.S.	Canada	Total
Thermal treatment	$36,531,708	$11,572,137	$48,103,845
Other (1)	—	$1,749,799	$1,749,799

	$36,531,708	$13,321,936	$49,853,644

Fiscal Year Ended December 31, 2003

	U.S.	Canada	Total
Thermal treatment	$23,935,788	$45,870,738	$69,806,526
Other(1)	—	$2,464,363	$2,464,363

	$23,935,788	$48,335,101	$72,270,889

(1)	Other revenues include interest income earned on cash accounts.

Sales and Marketing

Customer contracts are normally project-based or one-time contracts. They can be completed in a month, or can sometimes span several years with several phases. Once the soil is received at the Corporation’s facility, it is treated and invoices are sent to the customer, usually within one month.

Some large remediation contracts, such as the Federal Creosote Superfund Project in New Jersey, span several remediation phases. In 2001, the Corporation was awarded several purchase orders on phase 1 of the Federal Creosote project to treat approximately 44,000 metric tonnes of material for a total of US$19.5 million. This contract took from May 2001 until March 2002 to complete. In 2002, the Corporation was awarded a contract for phase 2 of the project. The Corporation agreed to treat approximately 65,000 metric tonnes of contaminated soil for US$29.5 million. Shipments under phase 2 were first received in July 2002 and to date, the Corporation has received approximately 55,205 metric tonnes of soil, which completes phase 2 of the contract. In June 2003, the Corporation was awarded a US$150 million contract to treat an estimated 300,000 metric tonnes from phase 3 of the project. The total amount to be treated by the Corporation and the timing of deliveries under phase 3 is unknown as the contract is for an indefinite quantity and indefinite delivery. The Corporation anticipates that this phase will be completed by December, 2005.

Competition

Competition in the contaminated materials remediation business in North America is limited, in part, by the requirement to obtain permits from environmental authorities to treat soils contaminated with chlorinated hydrocarbons, including PCBs. Obtaining permits is a long and difficult process. An application to build and operate thermal incinerators often generates opposition from the public who seek assurances about the environmental impact and safety of the proposed facilities. To address public concerns, regulatory authorities who are responsible for issuing the permits require the applicants to undergo extensive public consultations and to conduct environmental assessments before a permit to build and operate a facility is granted. As a result, the Corporation has limited direct competition from other incineration service providers.

The Corporation considers its main competition to be:

•	landfill sites in Ontario;

•	multi-purpose incinerators operated throughout North America; and

•	alternative treatment methods used in North America (for example, bioremediation, chemical oxidation and low temperature desorption).

Details on each of the competitor groups are provided below.

Ontario Landfills

In Canada, the only secure landfill sites permitted to accept wastes containing hazardous levels of contaminants are in Ontario. As of January 2002, the Province of Québec restricted the levels of contaminants that can be disposed of at Québec landfill sites. Although the Province of Ontario has considered landfill restrictions similar to those in Québec, no such restrictions have been adopted to date. Ontario hazardous waste landfills market their services in the United States for the disposal of soils within the Corporation’s market niche. The largest competitive advantage that the landfills have over the Corporation’s remediation services is their cost. Landfilling costs approximately U.S.$120 to $200 per metric tonne, compared to the Corporation’s services which cost approximately U.S.$400 per metric tonne.

However, in spite of this price advantage, landfills present disadvantages and potential financial exposure to the landfill client, owners or the governments in which jurisdiction such landfills are situated. Landfill clients, landfill owners or government agencies may face potential future liability due to the potential failure of the landfills’ liners. This could lead to the generators of the hazardous material being required to pay for the clean-up of the landfills. Landfills continue to attract growing public scrutiny and opposition, which could serve to restrict their operations and make them less attractive to potential clients.

Currently, Ontario hazardous waste regulations permit disposal of persistent organic pollutants in landfills. The Ontario provincial government has stated their intention to amend their regulations to restrict the landfilling of certain hazardous waste, which might reduce the hazardous waste market for landfills. Treatment alternatives, such as the Corporation’s thermal oxidation facilities may gain some of this market share that is currently disposed of in Ontario landfills.

Multi-Purpose Incinerators in North America

There are several other companies, aside from the Corporation, that operate high temperature thermal incinerators within North America, including one in Canada. Most of the competing incinerators are located in the United States, which gives them a perceived advantage over the Corporation with respect to the U.S. market. United States-based treatment, storage and disposal facilities, hazardous waste generators, and consultants often prefer to do business with U.S. hazardous waste remediation facilities. This is due in part to the perception by U.S. clients that to export hazardous waste to another country for treatment is a complicated process. However, as the Corporation continues to secure contracts with reputable organizations in the United States, it has gained more acceptance as a suitable service provider for exports from the U.S. market. Under the North American Free Trade Agreement, if a facility is licensed in one of the member countries, that license has to be recognized by the other member countries. U.S. government clients are not permitted to discriminate against the Corporation’s facility because it is Canadian.

Clean Harbors Inc., a company based in Braintree, Massachusetts, operates three high-temperature incinerators in the US. These facilities tend to be more expensive to operate than the Corporation’s facilities. Nevertheless, at times, Clean Harbors has been known to drop its prices, to a point where it competes with the Corporation.

The incinerator at the Swan Hills Treatment Centre owned by the Province of Alberta, is the Corporation’s only competing Canadian thermal incinerator. Swan Hills is located in Western Canada, which makes it more readily accessible to contaminated sites in the West. Due to innovative transportation methods using rail, which have reduced the transportation costs to ship the soils to the

Corporation’s facilities in Eastern Canada, the Corporation often competes with Swan Hills for soils originating in Western North America. However, management believes that Swan Hills cannot accept shipments by rail, and therefore the Corporation’s North Eastern and Central North American markets remain economically inaccessible to that facility.

Several of the Corporation’s major competing incinerators, including Swan Hills, treat a wide spectrum of hazardous waste in different physical forms, such as liquids, sludges, soils and medical wastes. As a result, these facilities include additional features that have made them more expensive to build and potentially more expensive to operate. For soil remediation, the operational efficiency of certain competitors, in terms of throughput and on-site soil storage, is reduced as a result of the differences in process and design, thereby increasing the per unit treatment cost. In contrast, the Corporation’s equipment and its processes were designed to treat only soils. As a result, the equipment was built at a lower cost and is able to operate at higher throughputs than many of its competitors. It can therefore operate at a lower cost, allowing the Corporation to offer its services at a lower price than many of its competitors.

Alternative Treatment Methods

The Corporation also faces competition from alternative waste treatment methods, which include bioremediation, chemical oxidation and low temperature thermal desorption. These alternatives have a cost advantage (due to their ability to provide on-site remediation thereby avoiding expensive transportation costs) and the public perception that they are more environmentally friendly than the thermal treatment process. However, on-site low temperature thermal desorption for certain wastes has begun to attract public opposition and permitting concerns, which has made the option less attractive.

Group Serrener Inc., a company owned by Environmental Management Solutions (EMS) and based in Sherbrooke Quebec, is involved in the bioremediation of contaminated soil. However, bioremediation is effective only for a relatively narrow spectrum of organic products, and it takes a long time to achieve any benefit, with unpredictable efficiency. This material is not normally treated using the same processes employed by the Corporation.

Environmental Quality Inc., a company based in Michigan, uses chemical oxidation to treat contaminated materials. This process uses a liquid oxidant to destroy the organic pollutants in the soil. This treatment method is ineffective at destroying the wider spectrum of persistent organic pollutants and depends on the oxidant coming into contact with the contaminant.

Human Resources

As at December 31, 2003, the Corporation had 85 employees – 45 in operations, 10 in marketing and business development, and 11 in administration. 31 of the employees in the Corporation’s treatment facilities are represented by a labour union. On May 16, 2002, the Corporation signed a new five-year labour agreement that extends from January 1, 2002 until December 31, 2006.

Equipment Sales

Although the Corporation has developed its own thermal oxidation technology and uses that technology at its facilities, the Corporation has not sold any thermal oxidizers to an arm’s-length purchaser since 1993 and has no current plans to focus its energies on the sale of oxidizers. However, the Corporation may in the future consider specific requests to design, build and sell its technology.

RISK FACTORS

Inadequate Supplies of Contaminated Soil Could Reduce Throughput and Revenues

The success of any of the Corporation’s remediation facilities is dependent upon there being an adequate supply of contaminated soil available. An adequate supply may not be available for the Corporation’s facilities. Without soil to treat, the Corporation’s facilities will not operate and accordingly the Corporation’s financial performance will be impacted. The Corporation is subject to shipment schedules that are not always under its control. Shipments can be delayed for long periods by customers for a variety of reasons and may result in facilities not having adequate supplies of contaminated soil for treatment. In addition, customers may cancel or not deliver soil quantities specified on their purchase orders, contracts or through discussions potentially resulting in a reduction of the Corporation’s financial performance and stock price. For example, during 2000, as a result of delays by customers in sending their soils and by the regulators for the approval of importation of soils, the utilization rate at the Saint Ambroise facility declined to approximately 24% from a utilization level of approximately 70% in 1999. Similarly in March, 2004, the Corporation was advised by two of its largest customers of the likelihood of significant delays in shipments of soils from their sites. As a result, the Corporation will incur an unscheduled shut down until shipments resume. This shutdown is expected to negatively impact the Corporation’s full year earnings estimate for 2004.

The Corporation Has a Limited Operating History; Its Future Profits and Cash Generation Potential Are Uncertain

Although the Corporation is beyond the development stage (since it already has a product), it is still subject to problems typically encountered in a new business. The Corporation’s business and financial plan focus on a product which is still gaining market acceptance. Profitable sales levels may not be achieved. Profit margins on treatment of contaminated soil accepted at the facilities may vary and can sometimes be lower than average. Internal cash generated by operations may not meet the operating and capital expenditure requirements of the Corporation and outside financing may not be available on acceptable terms, or at all. Realization of any of these factors could result in reduced potential profitability and lower stock prices for the Corporation.

The Corporation May Encounter Difficulties Competing with Larger, Established Companies and Competing Technologies

The Corporation competes against other established companies in North America, some of which have greater financial, marketing and other resources than those of the Corporation. In addition, new companies with greater financial resources than the Corporation may enter the Corporation’s market. Competition will be significantly increased if permits to operate PCB contaminated soil remediation facilities for chlorinated organics are granted to the Corporation’s Canadian competitors.

The Corporation also faces competition from other alternative treatment and disposal methods currently allowed under applicable regulations. Other innovative solutions may be developed that provide a more attractive solution to potential customers, which could reduce the Corporation’s market share. To the extent that the Corporation’s competitors are able to compete successfully with the Corporation and its services, the Corporation’s potential profitability may be reduced and shareholder value may be affected.

The Corporation Faces Construction Risks Including Delays, Cost Overruns and Defects

The Corporation must hire third parties to construct its facility in Belledune, New Brunswick and may require similar assistance constructing any facilities that it opens in the future. Similarly, the Corporation will have to engage third parties to manufacture any thermal oxidation equipment that it sells or uses at its facilities. The design and construction of the facilities and thermal oxidizers are subject to a variety of risks, including the availability and costs of material and labour, delay in construction schedules, cost overruns, additional permitting requirements, changes in applicable codes, ordinances and regulations, unanticipated additional work due to unforeseeable conditions, environmental problems, and other similar factors. In addition, the design and construction of the facilities and thermal oxidizers may involve risks of construction defects, such as design defects, inadequate construction plans and specifications, poor workmanship or defective materials. Correction of serious defects can be costly and time consuming. Construction delays may result from labour disputes, governmental orders or delays, unavailability of materials or labour, reversals in the financial condition of the construction manager, contractor or subcontractor, or other factors. Construction delays also could impair the Corporation’s ability to generate revenues from new facilities. These delays could hinder the Corporation’s future plans and reduce the Corporation’s profits and impact the Corporation’s stock price.

The Corporation’s Business Plan May be Based on Incorrect Assumptions

The Corporation’s internal business plan is based on a number of assumptions, which may or may not prove valid. Poor market acceptance of the Corporation’s services or other incorrect assumptions may result in lower revenues and/or profits than anticipated, and may reduce expected future profit. One assumption inherent in the business plan is that the Canadian and U.S. regulators will be diligent in the enforcement of environmental clean-up laws. If the regulators do not enforce clean-up of contaminated soil, then the assumptions on future volumes of soil coming into the Corporation’s facilities for treatment may be at risk. Another assumption is the level of the Canadian – United States currency exchange rate. As a large percentage of the Corporation’s sales are denominated in US currency, an increase in the value of Canadian currency relative to U.S. currency negatively impacts the Corporation’s financial performance. An incorrect assumption on currency exchange rates could impact the profitability assumptions in the business plan and result in financial projections released to investors that significantly differ from actual results.

The marketplace for the Corporation’s products and services is constantly undergoing change. As a result, it is difficult to predict the continued demand for the Corporation’s products and services. A decrease in demand for the Corporation’s products and services could result in reduced potential profitability and lower stock prices for the Corporation.

Current and Prospective Environmental Regulations May Increase Operating Costs, Potentially Impairing Profitability and Ability to Compete with Larger Companies

Federal, provincial, state and local laws, regulations and policies relating to the protection of the environment will continue to impact the Corporation and its businesses. Any changes to existing laws, regulations and policies could cause an increase in the cost of operations, because the Corporation would be required to comply with potentially costly construction and operational requirements. Additional costs are incurred because the Corporation must monitor any changes to legal requirements affecting the Corporation’s operations.

Changes in environmental standards pose a risk to the Corporation and its businesses. The Corporation cannot accurately predict the impact of changes in environmental standards on the Corporation. The

Corporation cannot guarantee that environmental standards or their enforcement will not become more stringent for the proposed treatment facilities. The Corporation cannot predict how future laws will impact upon the Corporation and its businesses, whether future requirements will essentially regulate the Corporation and its businesses out of existence, whether the technology for meeting future environmental limitations exists, or whether existing equipment can be retrofitted in order to comply with more stringent standards.

The Corporation believes that its market position and profitability could improve if the current regulations in Ontario were amended to bring the disposal standards in Ontario in line with existing U.S. regulations. Although such amendments were proposed by the Ontario government in the past, there is no guarantee that the current government will propose similar amendments or that such amendments will be implemented. Significant delays or changes in the implementation of such amendments will hinder the Corporation’s competitiveness in the U.S. market.

In addition, regulators may not enforce strictly existing or future legislation concerning the disposal and destruction of contaminated soils, resulting in stiffer competition for the available material in the market.

Foreign Exchange Exposure

A significant portion of the Corporation’s consolidated revenues are earned in U.S. dollars while the majority of the Corporation’s costs are incurred in Canadian dollars. As a result, the Corporation’s operations are subject to the risks normally attributable to fluctuations in foreign currency values. In general, fluctuations in the value of the Canadian dollar may impact the Corporation by decreasing profit margins when the value of the Canadian dollar strengthens against the U.S. dollar. Decreased profit margins will negatively impact profit and stock price. In addition, since the Corporation competes with U.S. companies for sales of services and equipment, any increases in the Canadian dollar as compared to the U.S. dollar, makes the Corporation’s products and services less attractive to U.S. customers from a cost perspective.

Employee Relations

Certain of the Corporation’s operations are unionized. Strikes, lockouts or other labour disruptions could restrict the Corporation’s ability to provide remediation services to its customers, and consequently materially adversely affect its results of operations.

The Corporation May be Unable to Obtain Regulatory Approvals Necessary for Operating its Facilities

As discussed above, the Corporation is subject to numerous regulatory requirements imposed by federal, provincial and municipal jurisdictions, relating to the construction and operation of thermal treatment facilities. The Corporation is required to obtain governmental approvals with respect to many aspects of its business. The Corporation is in the process of seeking the required permits to construct and operate a new facility in Kirkland Lake, Ontario and to operate a facility in Belledune, New Brunswick. The approval process for the development of a thermal oxidizer facility is costly and time consuming. The process requires development of the equipment and the site in accordance with environmental laws, regulations, and policies, and other regulatory concerns. The Corporation may not be successful in obtaining any subsequent consents or permits for its development plans as currently proposed, or if such consents or permits are obtained, they may not be obtained within the time frame contemplated.

Permits for the operation of thermal oxidizers are very difficult to obtain and usually involve up to three years to complete. In addition, the required environmental impact studies can cost up to $3 million. The Canadian Environmental Assessment Act has recently added another level of regulation to the permitting process by requiring the Corporation to address additional issues relating to proposed treatment facilities such as truck traffic and economic issues including effects on tourism and property values. Similar changes to the regulations have been considered by the governments in Ontario and Québec. If such changes are implemented the additional regulatory requirements could add further expense and time requirements to the permitting process.

Public Concerns about Remediation Issues Could Delay or Limit Operations

Related to the regulatory approval process risks which are discussed above is the risk that concerned citizens, environmental groups or other parties may object to the establishment or continued operations of the Corporation’s remediation facilities. If such challenges occur, they may cause delays and increase the costs for the establishment and operation of remediation facilities, including the proposed Kirkland Lake and Belledune, New Brunswick facilities. Delays in receiving regulatory approval and opposition from concerned citizens could result in reduced potential profitability and affect shareholder value.

There is a high level of public concern over waste remediation operations, including the location and operation of transfer, processing, storage and disposal facilities, and the collection, processing or handling of contaminated soils, industrial by-products and waste materials, particularly hazardous soils and materials. Zoning, permit and licensing applications and proceedings and regulatory enforcement proceedings are all matters open to public scrutiny and comment. As a result, from time to time, the Corporation has been, and may in the future be, subject to citizen opposition and publicity, which could force it to curtail its operations and delay or limit the expansion and development of operating properties, and thus could potentially harm its operations or financial condition. For example, the Corporation has encountered public opposition to its proposed facility in Belledune, New Brunswick. A public hearing on behalf of property owners in Belledune has been proposed in an effort to appeal the Corporation’s permit to construct the facility. If this hearing occurs, management believes that the Corporation’s construction permit will be upheld; however, an adverse result at this hearing could delay or limit the construction of the Belledune facility.

The Corporation May be Subject to Liability for Environmental Damage

The Corporation may be subject to liability for environmental damage that its operations at its facilities may have caused or may cause to its own property or to nearby landowners, particularly as a result of the contamination of air, drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Liability may also arise from any off-site environmental contamination caused by pollutants or hazardous substances, the transportation, treatment or disposal of which was arranged for by the Corporation or any predecessor owners of the Corporation’s operations or assets.

In the ordinary course of operating its remediation facilities, the Corporation may become involved in a variety of legal and administrative proceedings relating to environmental laws and regulations. These may include proceedings by federal, provincial, local or foreign agencies seeking to impose penalties on the Corporation for violations or infractions of such laws and regulations, or to impose liability on the Corporation under statutes, or to revoke or deny the issuance of new permits, or the renewal of existing permits. In addition, actions could be brought by citizens’ groups, adjacent landowners or governmental entities alleging violations of the permits pursuant to which the Corporation operates, or laws or regulations to which the Corporation is subject; and actions seeking to impose liability on the

Corporation for any environmental impact at its Saint Ambroise facility or the Cornwall facility or damage that the facility may have caused to adjacent landowners or others, including groundwater or soil contamination. To date, the Corporation has received a conviction for failing to obtain a permit for the treatment of concrete construction blocks for which a $12,000 fine was paid. However, the Corporation may in the future from time to time receive citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Corporation generally seeks to work with the authorities to resolve the issues raised by such citations or notices. The Corporation may not always be successful in this regard, and any such future citations or notices may require the Corporation to pay fines, modify plant and equipment, or otherwise make expenditures that could have a negative impact on the Corporation’s financial position, results of operations or cash flows. The Corporation will have similar exposure at any future facility that it might acquire or build.

The Corporation Risks Liability for Exposure of Employees to Contaminated Materials

The employees of the Corporation may be exposed to contaminated materials. While the Corporation believes that it takes all required actions to protect its employees from such exposure, including ongoing education of its employees concerning the handling of contaminated materials and yearly physical examinations of employees to detect exposure to PCBs, exposure to contaminated materials may impose liability on the Corporation and such liability could have a material adverse effect on the Corporation’s financial position, results of operations or cash flows. To date no instances of employee exposure to contaminates have been detected and to the knowledge of management, no employee-related liability currently exists.

The Corporation’s Insurance May Not Cover All Potential Liabilities

If the Corporation were to incur liability for environmental damage or otherwise, such liability could harm the Corporation’s financial position, results of operations or cash flows. While the Corporation carries insurance for potential liability, and notwithstanding that the Corporation believes that it is in substantial compliance with existing regulatory requirements, even minor regulatory violations may result in severe fines, which might not be covered under the Corporation’s existing insurance coverage. In addition, claims may arise in the event of environmental damage at the Saint Ambroise facility, Cornwall facility, Belledune facility or any future service facility owned and operated by the Corporation or its subsidiaries.

The Corporation maintains a policy of comprehensive insurance, including general liability and extended coverage of a type customarily obtained for similar businesses including environmental liability insurance. However, the Corporation may not have adequate insurance for all contingencies and, as is standard for insurance policies, the Corporation’s policies are subject to deductibles and policy limits. Should any such uninsured or under-insured claim occur, the Corporation might be forced to liquidate or otherwise cease business activities. To date no insurance claims of any nature have occurred.

Future Operating Costs May Increase

Management’s projections regarding its existing facilities and other proposed projects are based on historical and operating cost assumptions considered to be reasonable. However, future operating costs may exceed budgeted or historical costs.

The Corporation Depends on its Key Management Employees

The Corporation is dependent on a relatively small number of key management employees, the loss of any of whom could have a negative impact on the Corporation. These employees include John Bennett (Chairman), Allan Bulckaert (Chief Executive Officer), Richard Stern (Chief Financial Officer and Secretary), Danny Ponn (Vice President and Chief Operating Officer), and Zul Tejpar (Vice President – Business Development). While the Corporation has employment agreements with each of these persons, it does not have “key person” insurance with respect to any of them.

Jurisdictional Restrictions on Waste Transfers Could Limit Throughput, Utilization of Soil Remediation Facilities

In the past, various U.S. and Canadian federal, provincial, state, county and municipal governments have attempted to restrict the flow of waste across their borders, and may seek to do the same in the future. Any such restrictions will prevent the Corporation from entering into waste remediation contracts for waste that is subject to these restrictions. The U.S. government has restricted the flow of PCB contaminated waste from the United States into Canada. Canada presently allows the importation of PCBs. This U.S. restriction on the movement of PCB waste across its border has reduced the potential quantity of PCB contaminated waste available to the Corporation for remediation. The Corporation has, however, identified a market in the United States for the treatment of soils contaminated with chlorinated organics (other than PCBs), including PCPs, pesticides and dioxins. The Corporation has several U.S. customers that have sought its services for the treatment of such soils. As noted above, if there is an inadequate supply of contaminated soil to treat, the Corporation’s facility may not operate at full capacity which would reduce the Corporation’s potential profitability.

The Corporation May Not be Able to Obtain Additional Capital When Needed

The Corporation’s future expansion plans may require additional capital. While the Corporation has been able to generate capital from operations, it may not be able to continue to do so and may have to attempt to raise funds from outside sources. Such funds might not be available in sufficient amounts or on terms acceptable to the Corporation. Failure to raise the necessary funds in a timely manner will limit the Corporation’s growth and stock price.

Unpatented Technology Could Be Copied by Competitors

Despite many proprietary design features and other aspects of the Corporation’s thermal oxidizer, the Corporation and its subsidiaries have not patented any of its technology, relying instead on its permits and early market positioning. Management believes that applying for patent protection would cause design information to be made available to the public and potential competitors, and that defending and protecting the technology against infringement would likely be difficult and costly. Consequently, notwithstanding that the Corporation takes precautions to protect proprietary designs, there is a risk that if a competitor obtains proprietary design features, the competitor could manufacture and market a competing product. Such competition, if successful, could result in reduced potential profitability and lower stock prices for the Corporation.

The Corporation Does Not Currently Pay Dividends on its Stock

The Corporation has not paid dividends in the past and does not anticipate paying dividends in the near future. The Corporation expects to retain its earnings to finance further growth and, when appropriate, retire debt. Investors may prefer to buy stock of companies that pay dividends, which could reduce demand for the Corporation’s stock and therefore cause a decline in stock price.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The table below presents selected historical consolidated financial data of the Corporation for the periods indicated. This data is derived from the audited consolidated financial statements of the Corporation. The Corporation’s audited consolidated financial statements are presented in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of the Corporation and the notes thereto.

		December 31
		(Audited)
Results of Operations	2003	2002	2001
(year ended)	(thousands of dollars)
Sales	$69,807	$48,104	$23,423
Interest income & other	$2,464	$1,750	$487
Net earnings (loss)	$19,372	$12,543	$4,727
Basic earnings (loss) per share	$1.15	$0.78	$0.31
Fully diluted earnings (loss) per share (1)	$1.11	$0.73	$0.30
Financial Position (as at)
Net working capital	$30,160	$18,206	$9,168
Total assets	$75,678	$52,385	$29,437
Total long-term financial liabilities (2)	$3,034	$1,725	$3,224
Shares outstanding (1)	17,145,789	16,508,739	15,544,242
Dividend per share	$0	$0	$0

(1)	Earnings per share and outstanding share information has been retroactively adjusted to reflect the 3 for 2 stock split effective July 9, 2002.

(2)	Includes the long-term portion of deferred revenue, long-term debt and convertible debentures maturing in excess of one year.

Canadian GAAP differs in certain respects from U.S. GAAP. The principal differences as they relate to the Corporation are: (1) the treatment of expenditures relating to permitting development costs; (2) the treatment of stock-based compensation expenses, including expenses in connection with stock option re-pricing; and (3) the treatment of deferred business development costs. Further information concerning these differences are contained in Note 17 to the Corporation’s audited financial statements for the year ended December 31, 2003.

Dividend Policy

For the foreseeable future, BEI intends to retain all earnings, if any, for general corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Corporation and on such other factors as the Board of Directors of BEI may consider relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Set out below is management’s discussion and analysis of the Company’s financial condition and results of operations for the year ended December 31, 2003 as compared to the year ended December 31, 2002 and for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This management’s discussion and analysis is presented as at April 28, 2004 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Additional information relating to the Company’s annual information form is available on SEDAR at www.SEDAR.com.

Overall Performance

The Company continued to increase its sales revenues in 2003 from the prior years, with increases of 45% and 105% in sales revenues in 2003 and 2002, respectively. This increase in revenue is due primarily to the increased sales activity by the Company’s sales staff. The Company has invested in its sales and marketing efforts each year, and will continue to invest in this function to establish a stronger presence in the North American market.

The Company’s recent sales increases have also, in part, been fuelled by the trend toward tightening landfill restrictions in some jurisdictions. The level of demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated material is located. Effective January 2002, the landfill laws in Quebec were harmonized with the more restrictive laws in the United States. Similar legal restrictions against the landfilling of contaminated materials may be enacted in the Province of Ontario, which is one of the last locations in North America where high levels of contaminants in soil can be landfilled without treatment. In April 2004, the Province of Ontario called for comments from the public regarding the strengthening of landfill laws in that Province. The harmonization of landfill laws with the rest of Canada and the U.S. will increase the demand for soil treatment services.

Management also believes that an increasing commitment from governments to enforce and fund environmental clean-ups has had a positive impact on the Company’s sales revenues over the past two years. For example, in 2000 the provincial government instituted a new financial incentive to clean up contaminated sites in the Province of Quebec. The Revi-Sols/Soil Restoration Program provides $50 million in provincial rebates for the clean-up of sites that will have economic and development potential. The program provides up to 70% of the cost of the clean-up if the restoration involves treatment, and up to 50% if no treatment is required. When the Revi-Sols Program was established it covered only the Quebec City and Montreal areas. The program has now become more extensive, and now includes the entire Province of Quebec. In March, 2004, the Federal Government of Canada announced the inclusion of $4.0 billion to be spent on various types of environmental clean-up over the next 10 years including $500 million for the clean-up of the Sydney Tar Ponds.

While the Company has experienced substantial sales growth over the past two years, the Company’s fixed operating costs and administrative and business development expenses have remained relatively stationary. Administrative and business development expenses increased only 1.3% from 2002 to 2003. As a result, increases in sales volumes have continued to result in successive increases to both net income and after tax profit margins (net income after tax divided by revenues). Net income has increased 54% and 165% and after-tax profit margins have increased by 2% and 6% in 2003 and 2002 respectively.

One additional and significant economic factor affecting the Company’s overall performance in 2003 was foreign exchange. The Company incurred significant margin erosion as a result of significant foreign exchange fluctuations. Overall, 34% of sales in 2003 (down from 76% in 2002) were to customers domiciled in the United States where billings were in US currency and the 20% increase in the value of the Canadian dollar relative to US currency in 2003 negatively impacted the Company’s revenues, margins and profits. It is estimated that the increase in the value of the Canadian dollar relative to US currency in the year, impacted the Company’s after tax net income by $1,700,000 and earnings per share by $0.10. Foreign exchange fluctuations were not significant in 2002 and 2001.

Selected Annual Information

	Years Ended December 31
	2003	2002	2001
	$	$	$
Revenues	69,806,526	48,103,845	23,422,574
Operating Costs	32,419,935	20,228,635	10,990,627
Administration & Business Development	7,887,987	7,787,483	4,337,901
Net Income	19,372,261	12,542,851	4,726,976

Total Assets	75,677,572	52,384,674	29,437,090

Long Term Financial Liabilities	3,034,004	1,725,172	3,223,542
EPS — Basic	1.15	0.78	0.31
EPS — Fully Diluted	1.11	0.73	0.30

The selected financial information presented above represents important financial data derived from the Company’s financial statements for the three most recently completed financial years. The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and have been prepared and reported in Canadian dollars. A discussion of the period-to-period variations for each item is contained in the Results of Operations section. The Company does not declare dividends on its common shares and currently does not have plans to do so in the future.

Summary of Quarterly Results

In $ millions
(except per share
amounts)	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	22.0	22.4	13.4	12.1	18.8	9.1	7.4	12.8
Net Income	6.4	6.8	3.1	3.1	5.5	2.3	1.1	3.7
EPS — Basic	0.38	0.40	0.18	0.19	0.34	0.14	0.07	0.23
EPS — Diluted	0.36	0.39	0.18	0.18	0.32	0.13	0.06	0.22

Quarterly financial results for these periods were primarily dependent upon the level of production at the Company’s soil processing facility in Saint Ambroise, Quebec. Sales revenues and net income were directly proportional to the volumes of contaminated soil processed at that facility. Overall, the Company’s Saint Ambroise facility operated at 54% of capacity in 2002 and 75% of capacity in 2003. Since the plant does not run at 100% capacity utilization, production can be variable depending on the delivery of soil shipments from customers. Quarters where there is an increase in sales revenue means that capacity utilization and shipments from customers were high. The sales and net income from operations of Material Resource Recovery (“MRR”) are relatively evenly split for each quarter of the year and commenced with the acquisition of MRR on September 30, 2002. In total the sales and earnings from MRR are approximately 5% of the total sales and revenues of the Company.

Years Ended December 31, 2003 and December 31, 2002

Results of Operations

Full year revenue of $69,806,526 and net earnings of $19,372,261 increased significantly from $48,103,845 and $12,542,851 respectively from the prior year. For the full year, revenues increased by 45% and net earnings were up by 54%. The most significant factor leading to the increased revenues and net earnings from the prior year was the increased level of plant production. Total production in 2003 was approximately 75,000 tonnes versus 55,000 tonnes in 2002 and 46,000 tonnes in 2001. In addition, the 2003 full year revenues and net earnings reflect the annual impact of the acquisition of MRR effective September 30 2002. In addition, the Corporation increased its prices over the last two years by approximately 5% in 2003 versus 2002 and by approximately 10% in 2002 versus 2001 as the Company moved its pricing closer to the prices offered by the competition. This trend is not expected to continue going forward.

The Company recognizes revenue from its short-term soil remediation contracts when the soil is treated or when the fair value of services are completed in accordance with the terms of the remediation contracts, which specify the customer’s requirements including treatment and disposal of the soils.

During 2003, the Company secured sufficient contracts (18 in total) to maintain the utilization level of the Company’s treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 75,000 tonnes of soil treated at the facility.

The Company’s operating costs during the year ended December 31, 2003 increased to $32,419,935, a 60% increase from the prior year’s operating costs of $20,228,635. The majority of this increase in operating costs can be attributable to the higher capacity utilization of the Company’s treatment facility, due to the increase in sales. In addition, approximately $4.9 million of non-treatment costs incurred for the Saglek Labrador project were included in operating costs. As noted above, the Company’s soil treatment facility in Saint Ambroise, Quebec processed 75,000 tonnes of soil in 2003 compared to 55,000 tonnes in 2002. The operating margin (revenue minus operating costs as a percent of revenue) based on sales for the year ended December 31, 2003, was 54%, compared to 58% for the year ended December 31, 2002. The operating margin decreased overall as a percentage of sales during 2003. Within the Company’s operating cost category, fixed costs for non-discretionary expenses such as plant insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts incurred inflationary increases, while the volumes of soil processed at the plant significantly increased.

The Company’s administration and business development expenses increased slightly to $7,887,987 for the year ended December 31, 2003 from $7,787,483 for the year ended December 31, 2002. This increase in administration and business development expenditures during 2003 was a result of inflationary increases.

Included in the Company’s financial results is a gain from a debt settlement of $1,316,936 with IT Corporation, a former customer and supplier of the Company that declared bankruptcy in January, 2002. If the agreements with IT Corporation had been completed in accordance with their terms, this amount would have been included in earnings for each quarter until December 2005. Also included in the Company’s financial results for fiscal 2003 is a $133,202 loss on equity investment arising from the operating losses in the Company’s 32% investment in 4003926 Canada Inc. (EcoBois), a company jointly owed with Pluricapital Inc., a Quebec based venture capital company. EcoBois is a start-up company specializing in the environmental friendly treatment of wood used for wood flooring and siding. In the year, the Company reduced its investment in EcoBois by $150,000 or from 50% ownership to 32%. The Company’s investment in EcoBois is not considered to be material to the Company.

On December 1, 2003, the Company acquired ELI Ecologic International Inc., a subsidiary of ELI Ecologic Inc. Through this purchase, the Company acquired a license from ELI Ecologic Inc. for the technology that effectively treats gases and contaminated liquids, operating permits and a demonstration unit. The acquisition cost was $1,932,872. There was no significant income statement impact in 2003 from this transaction. The Company is contemplating business plans for the use of these assets starting in 2004. ELI Ecologic International Inc. has significant tax losses which are expected to be used by RSI to save the Corporation approximately $7.0 million of cash taxes in 2004. The future operating impact from the use of these assets is undetermined as yet until the business plans are developed, reviewed and approved; however, it is not expected that the operating results from the acquired assets will be material to the future operating results of the Company.

Amortization expenses for 2003 of $1,800,326 were higher than the $1,398,449 incurred in 2002. The most significant factor for this increase in amortization was the addition of capital assets for the new storage facility at the Saint Ambroise plant.

Capital commitments in fiscal 2003 include $834,184 for rental payments under operating leases which are to be substantially paid over the next six years. The Company also had $417,143 in long term debt, of which $400,000 are for promissory notes due to ELI EcoLogic Inc. associated with the purchase of ELI EcoLogic International Inc.

On March 29, 2004, the Company issued a press release discussing the fact that due to shipping delays by two customers, the Company was to incur an unscheduled plant shutdown that was expected to last until mid-May. For more information on this event and the risks and uncertainties associated with the business, see “Outlook/Subsequent Events” and “Risks and Uncertainties” below.

Liquidity and Capital Resources

The Company remains liquid and continues to re-invest excess cash back into the business. The Company has no interest bearing long-term debt payable to any financial institution. Long-term debt at the end of the year of $421,744 included the current portion of $4,601 and $400,000 as a non-interest bearing note due to ELI Ecologic Inc. as part of the purchase of ELI Ecologic International Inc. The note to ELI Ecologic is due by December 31, 2005.

Cash balances at December 31, 2003 of $12,586,353 have decreased by $6,681,286 from the same period last year. The Company invested $3,516,569 in permitting activities (included in Other Assets) during the year primarily to secure new permits for the construction of the Belledune New Brunswick facility and has purchased $11,316,302 in new capital assets, including approximately $4.0 million for the addition of a new storage facility at the Saint Ambroise plant and $5.8 million for the construction of the new Belledune, New Brunswick facility. Accounts receivable of $29,012,175 has increased by $16,506,230 and reflects a high level of approximately $19.0 million relating to work completed for the Government of Canada as part of the negotiated payment schedule on the Saglek Labrador project. This amount will be paid over the next three quarters and will result in a significant inflow of working capital.

On December 1, 2003, the Company obtained a $10,000,000 credit facility with a Canadian chartered bank. The credit facility bears interest at the bank’s prime rate and is secured by a general security agreement from the Company’s significant subsidiaries. At December 31, 2003, no amount had been withdrawn under this credit facility.

The Company believes it has sufficient ability to raise additional capital in the financial markets as requirements arise.

Set out below is a summary as at December 31, 2003 of the future payment obligations of the Company under contracts relating to long-term debt, operating leases and certain capital leases.

		Payments Due by Period
Contractual		Less than	1 - 3	4 - 5	After
Obligations	Total	1 year	years	years	5 years
Long term Debt	$400,000	—	$400,000	—	—
Operating Leases	$834,184	$181,178	$397,442	$255,564	$127,782
Capital Leases	$21,744	$4,601	$17,143	—	—

Total	$1,255,928	$185,779	$814,585	$255,564	$127,782

Long-term debt is a non-interest bearing promissory note to ELI Ecologic Inc. as part of the purchase agreement for the purchase of ELI Ecologic International. This debt is due by December 31, 2005. Operating leases represent annual rental payments paid in monthly installments and capital leases are for monthly equipment lease payments.

As of December 31, 2003, the Company expects to spend approximately $20,000,000 during fiscal 2004 related to the construction of a new facility in Belledune, New Brunswick. The Company has the ability to fund this planned expenditure through a combination of an unused $10,000,000 credit facility, working capital, and proceeds from a private placement of the Company’s securities made in February, 2004. Under the private placement the Company sold 1,000,000 Units, consisting of one common share and one half common share purchase warrant at a price of $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from the private placement, after the payment of underwriter’s fees, were $24,700,000.

Transactions With Related Parties

As outlined in Note 10 of the Company’s audited financial statements, for the year ended December 31, 2003, the Company expensed management fees of $446,931 (up from $177,719 in 2002) during fiscal 2003 to a company owned by a director and officer of the Company. The Company also expensed $23,780 (down from $75,015 in 2002) during fiscal 2003 of legal fees to a law firm, one of the partners of which is a director of the Company. These transactions were incurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. It is expected that these related parties will provide varying levels of service to the Company in 2004.

Fourth Quarter, Fiscal 2003

Included in the Company’s fourth quarter financial results for fiscal 2003 is a one-time gain on debt settlement of $1,316,936 with IT Corporation, a customer and supplier to the Corporation which ceased operations and filed for bankruptcy protection in January, 2002. If the agreements with IT Corporation had been completed in accordance with their terms, this amount would have been included in the earnings for each quarter until December, 2005. Also included in the

Company’s financial results for the fourth quarter of fiscal 2003 is a $133,202 loss on equity investment arising from the operating losses in the Company’s 32% investment in EcoBois, a company jointly owed with Pluricapital Inc., a Quebec based venture capital company. EcoBois is a start-up company specializing in the environmental friendly treatment of wood used for wood flooring and siding. In the year, the Company reduced its investment in EcoBois by $150,000 or from 50% ownership to 32%. In the quarter, the Company began to incur capital expenditures for the Belledune, New Brunswick thermal oxidation facility. Approximately $6.0 million of the $7.1 million of capital asset purchases in the fourth quarter were related to the Belledune facility.

Proposed Transactions

On September 9, 2003, the Province of New Brunswick issued approval to construct a thermal oxidation facility in Belledune, New Brunswick. The Company is currently constructing this facility that is expected to cost $26 million to complete. As of December 31, 2003, the Company expects to spend approximately $20,000,000 during fiscal 2004 related to the construction of the new facility. Once the construction is completed in Q3 2004, the facility must provide satisfactory air emission and soil-sampling data from controlled experimental test burns in order to obtain a permit to operate from the Province of New Brunswick. The Company expects that the operating permit will be granted within 60 days of providing the Province with satisfactory air emission and soil sampling data.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of percentage of completion and estimated project costs and revenues for contract revenue recognition, recoverability of accounts receivable, deferred permitting costs, property, plant and equipment and other assets, and the valuation of future income tax balances. Revenue from the Saglek Labrador multi-year, fixed price contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs as described in Note 2 of the Company’s financial statements for the year ended December 31, 2003. Estimates of the total costs of this project are reviewed on an ongoing basis and adjustments to the revenue recognition ratio are made as required. Any change in the assumptions underlying the estimates could have a significant impact on the timing of revenues recognized as this contract commenced in October 2002 and is expected to be completed in fiscal 2004. A change in the accounting estimate throughout this multi-year fixed price contract may have the impact of either understating or overstating revenues in any accounting period. For example, if the estimate of total costs for this project are different from the actual costs by plus or minus 10%, this would translate into either an overstatement or understatement of revenues by as much as $3.9 million unless ongoing adjustments are made to cost estimates.

Changes In Accounting Policies

There were no changes in accounting policy that had a significant impact on the consolidated financial statements for the year. For a full discussion on the changes to accounting policies, see the notes to the Company’s consolidated financial statements.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation. The amended standards require recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used. As per note 8 in the Company’s consolidated financial statements, had compensation expense for the Company’s stock-based employee compensation plan been determined for 2003, net earnings on a pro forma basis would be $17,554,031 versus the reported $19,377,261. Fully diluted earnings per common share pro forma would have been $1.00 versus the reported $1.11.

Financial Instruments and Other Instruments

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and, if appropriate, the Company enters into a hedge arrangement. During 2003, the Company entered into two US dollar denominated foreign exchange futures contracts with each contract being about approximately $2 million in size. These contracts did not have a material effect on the financial performance of the Company. However, there are significant risks associated with the use of such contracts and there is no guarantee that these contracts will be sufficient to offset the risks associated with foreign exchange fluctuations. As of December 31, 2003, the Company had no foreign exchange contracts in place.

Years Ended December 31, 2002 and December 31, 2001

Results of Operations

Bennett Environmental Inc. had a net income of $12,542,851 or $0.73 fully diluted earnings per share, for the year ended December 31, 2002, compared to a net income of $4,726,976 or $0.30 fully diluted earnings per share for the twelve months ended December 31, 2001. The Company generated revenues of $48,103,845 for the year ended December 31, 2002, an increase of $24,681,271 or 105% compared to $23,422,574 in the corresponding period in 2001. This increase in revenues and profits from the prior year resulted in part from an increased level of plant production. Total production in 2002 was approximately 56,000 tonnes compared to 46,000 tonnes in 2001. In addition, the Company acquired all of the common shares of MRR in September, 2002. $1,099,023 of revenues from MRR’s operations were included in the Company’s financial results for the period October 1, 2002 to December 31, 2002 and represent approximately 2% of the total annual revenues for 2002. The Company also increased its pricing by approximately 10% in 2002 versus 2001 to bring its prices in line with its key competitors.

The Company recognizes revenue from short-term soil remediation contracts when the soil is treated or services are performed in accordance with the terms of the remediation contracts with its customers, which specify the customer’s requirements including treatment and disposal of the soils. Revenue from long-term, fixed price contracts is recognized on the percentage of completion method.

During 2002, the Company secured sufficient contracts (25 in total) to maintain the utilization level of the Company’s treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 56,000 tonnes of soil treated at the facility. This increase in sales from a sales level of 46,000 tonnes in 2001, is primarily due to increased sales activity particularly in northeastern United States and tightening environmental regulations throughout North America. The Company has increased its sales and marketing efforts in 2002 through the addition of sales staff, development of marketing materials and increased advertising and will continue to invest in this function to establish a stronger presence in the market.

The Company’s operating costs during the year ended December 31, 2002 increased by $9,238,008 or 84% from $10,990,627 to $20,228,635 compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company’s treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2002, was 58%, compared to 53% for the year ended December 31, 2001. The operating margin increased during 2002, as the Company’s fixed costs for non-discretionary expenses such as plant insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained relatively the same, while the volumes of soil processed at the plant significantly increased.

The Company’s Business Development, General and Administration (SG&A) expenses increased by $3,449,582, or 80%, from $4,337,901 for the year ended December 31, 2001 to $7,787,483 for the year ended December 31, 2002. This increase in SG&A expenditures during 2002 was a result of the accrual of $1,200,000 for employee incentives in 2002 that were not payable in 2001, the consolidation of $383,010 of expenses from Material Resource Recovery and expenses associated with increased sales and marketing activities during the year.

Liquidity and Capital Resources

Operations

At December 31, 2002, the Company had cash and cash equivalents of $19,267,639, an increase of $16,227,559 compared with $3,040,080 at December 31, 2001. The Company generated $16,227,559 of cash from its operations during the year ended December 31, 2002, compared with a decrease of cash by $718,256 from operations during the corresponding period in 2001. Changes in non-cash working capital balances increased cash by $7,192,010, during the year ended December 31, 2002, compared to a cash utilization of $5,181,200 during the year ended December 31, 2001. Total working capital including investments at December 31, 2002 was $19,057,602, compared with $9,293,260 at December 31, 2001.

Investing

The Company utilized cash of $5,531,354 for investment activities during the year ended December 31, 2002 compared to a cash utilization of $3,878,837 during the corresponding period of the previous year.

The Company used $3,708,341 of cash for capital expenditures during the year ended December 31, 2002, compared with a use of cash for capital expenditures of $2,759,910 in 2001. The majority of this capital expenditure was used to increase the size of the storage facilities at the St. Ambroise treatment plant in Quebec. This project will be completed during the first half of 2003. In addition, the Company incurred $1,310,556 of costs associated with its permitting activities in Kirkland Lake, Ontario and Belledune, New Brunswick, up from $993,927 incurred in 2001. These permitting costs for proposed new treatment plants have been capitalized and recorded as other assets.

During the year investments were made of $300,000 to enter into a joint venture with Pluricapital Inc. for the establishment of a company in Quebec utilizing an environmentally friendly wood treatment process. In addition, the Company exercised warrants worth $440,000 to purchase 1,312,000 common shares in Unisphere Waste Conversion Inc., a tire recycling company in which Bennett has signed an agreement to purchase fuel by-products.

Financing

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company could purchase up to 760,211 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2002, the Company repurchased 68,800 common shares for $892,671 from the Normal Course Issuer Bid.

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

Future Income Tax

The Company became fully taxable as of the end of 2001 and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $895,738 for the year. This balance will be paid in future years.

Outstanding Shares

The balance of common shares outstanding at April 28, 2004 was 18,305,739. In addition, there were 1,060,652 stock options outstanding as at April 30, 2004 of which 800,702 were exercisable at prices from $2.17 to $22.90 per share. At April 28, 2004, outstanding warrants from the February 2004 financing are exercisable into 500,000 common shares at $30.00 per share.

Outlook/Subsequent Events

On February 3, 2004, the Company completed a financing arrangement with an underwriter whereby the underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share and one half common share purchase warrant at $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction were $24,700,000. The net proceeds of the financing will be used for general corporate purposes including the construction of the Company’s new facility in Belledune, New Brunswick.

On March 29, 2004, the Company advised shareholders via press release that first quarter 2004 revenues and earnings would be significantly lower than normal due to the processing of high volumes of low margin soil primarily from the Saglek Labrador project. During the quarter, approximately 80% of the 20,000 tonnes processed was from the Saglek Project where the Company acts as the prime contractor in charge of project management and soil treatment. Revenues received from the soil treatment portion of this project are significantly lower in comparison to average revenue received from jobs where Bennett acts as a subcontractor. In addition, the Company had been advised by two of its larger customers of delays in shipments that would necessitate an unplanned shutdown of the Company’s soil processing facility for several weeks commencing in April, 2004, possibly into May, 2004. The Company still expects to receive the same volume of contaminated soil from these sites; however, shipments will now commence at a later date than was originally expected. In order to partially compensate for the unplanned shutdown the Company expects to complete the majority of its scheduled maintenance during the unplanned shutdown period. Depending on the duration of the shutdown, achievability of the full year earnings would be negatively impacted. The Company will not be able to determine the full financial impact of this event until full sustainable shipments are arriving at the Company’s facilities in Saint Ambroise, which is expected in mid-May of 2004.

On April 22, 2004, the Toronto Stock Exchange granted the Company permission to commence a Normal Course Issuer Bid, permitting the Company to repurchase for cancellation up to 900,000 of the 18,305,739 common shares that were issued and outstanding as of March 31, 2004. The bid commenced on April 26, 2004 and will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005.

At April 28, 2004, the backlog of contracts stood at $218 million, this represents approximately 350,000 tonnes of soil or about three years of work for one plant. However, these contracts represent soil in the ground at the customers sites, which will subsequently require excavation and transportation by the customer to the Company’s facilities. Current backlog of soil at the Company’s plant is approximately 870 tonnes at April 28, 2004, which is not an amount large enough to warrant plant start-up.

Risks and Uncertainties

There are significant risks and uncertainties in connection with the business, operations and financial results of the Company. A significant risk to the Company’s operations is the slowdown or stoppage in soil shipments from the Company’s customers to its soil treatment plant in Saint Ambroise. Shipments from customers are beyond the Company’s control. As noted above, the Company’s operations are currently shutdown as a result of a delay in soil shipments and this shutdown will result in a significant reduction in revenue and net income in the second quarter of this year, as compared to the same period last year. Shipments from customers are expected to resume around mid-May.

Other risks to the Company’s business operations and financial results include: potential delays, cost overruns or defects in the design and construction of the Company’s facilities, including the proposed facility in Belledune, New Brunswick; costs and liabilities associated with current and prospective environmental regulations; foreign currency risk; failure to obtain the necessary operating permits; and potential delays resulting from public opposition to the Company’s existing operations or proposed facilities.

For a detailed discussion of these and other risks associated with the business, operations and financial results of the Company, see “Risk Factors”.

MARKET FOR SECURITIES

BEI’s securities are listed and posted for trading on the Toronto Stock Exchange under the symbol “BEV”, on the American Stock Exchange under the symbol “BEL”, and on the Frankfurt Stock Exchange under symbol “BEV” and on the Berlin Stock Exchange under symbol “BEV”.

DIRECTORS AND OFFICERS

The table below sets forth the name, municipality of residence, position with BEI and principal occupations within the preceding five years, for each of the directors and executive officers of BEI, and the period during which each director has served as a director.

Name, Office and
Municipality of Residence	Principal Occupation (1)	Director Since
John Bennett Chairman West Vancouver, British Columbia	Chairman of the Board of BEI	July 1992

Adam Lapointe (2)(3) Director Chicoutimi, Québec	President, Pluri-Capital Inc., a venture capital firm	December 2001

Pierre Meunier(4) Director Montreal, Québec	Partner, Fasken Martineau DuMoulin LLP, a law firm	October 1997

George Ploder (2)(5) Director Mississauga, Ontario	Private Investor	December 2002

David Williams (2)(3) Director Toronto, Ontario	President, Roxborough Holdings Ltd., a private investment Corporation	December 2001

James Blanchard(3) Director	Partner, Piper Rudnick LLP, a law firm	December 2003

Allan Bulckaert President and Chief Executive Officer	President and Chief Executive Officer of BEI; prior thereto, from 2001 to 2003, President and Chief Executive Officer of Trojan Technologies Inc.; from 1987-2001, Vice President & General Manager of Siemens AG (Automotive)	Not applicable

Danny C. Ponn Vice President — Engineering and Chief Operating Officer Oakville, Ontario	Vice President – Engineering and Chief Operating Officer of BEI	Not applicable

Name, Office and
Municipality of Residence	Principal Occupation (1)	Director Since
Richard Stern Chief Financial Officer and Secretary Toronto, Ontario	Chief Financial Officer and Secretary of BEI from April 2001 to present; prior thereto, from 1999 Vice President and Treasurer of AT&T Canada	Not applicable

Zul Tejpar Vice President – Business Development Vancouver, British Columbia	Vice President – Business Development of BEI	Not applicable

(1)	Except as otherwise indicated, during the past five years each director and officer has been engaged in the principal occupations indicated opposite his name or in other executive capacities with the companies indicated or with related or affiliated companies.

(2)	Member of Audit Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Members of the Environmental Review and Safety Committee

(5)	Member of the Human Resources and Compensation Committee.

The Board of Directors of BEI has an Audit Committee, a Corporate Governance Committee, a Human Resources and Compensation Committee and an Environmental Review and Safety Committee.

As at December 31, 2003, the above directors and executive officers of BEI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 2,068,444 common shares of BEI, representing approximately 12% of then issued and outstanding common shares, and held incentive stock options to acquire an 665,600 additional common shares.

ADDITIONAL INFORMATION

One copy of the following documents may be obtained upon request from the Secretary of Bennett Environmental Inc. at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada L6J 7W5:

(a)	this Annual Information Form, together with any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(b)	the comparative consolidated financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and the most recent interim consolidated financial statements of the Corporation that have been filed, if any, for any period after the end of the Corporation’s most recently completed financial year;

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

Additional information, including directors’ and officers’ remuneration and indebtedness to the Corporation, principal holders of the securities of the Corporation, options to purchase securities and interests of insiders in material transactions, is contained in BEI’s Management Information and Proxy Circular dated April 23, 2004. Additional financial information is provided in the Corporation’s consolidated financial statements for the year ended December 31, 2003.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain statements that may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to upgrades of equipment at the Corporation’s facilities, development of new facilities, permitting time lines and costs, markets for the Corporation’s services, and competition with other providers and alternative treatments. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. Forward-looking statements involve known and unknown risks and uncertainties and other factors, including those described above under the heading “Risk Factors”, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Corporation’s ability to obtain an adequate supply of contaminated soil for its remediation facilities; delays in obtaining regulatory approvals necessary for operating its facilities; competition with larger companies and with competing technologies; maintenance of the Corporation’s intellectual property position; construction risks including delays and overruns; risks concerning the validity of assumptions underlying the Corporation’s business plans including anticipated sources and levels of revenues and expenses; effects of current and prospective environmental regulations on operating costs; and risks of liability for environmental damage or for exposure of employees to contaminated materials. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

“bioremediation” — using biological means, such as bacteria or fungus, to clean contaminants from soil by metabolizing them into simpler compounds.

“chemical oxidation” — using oxidizing chemicals to break down organic compounds.

“chlorinated hydrocarbons” and “chlorinated organic compounds” — a family of chemical (hydrocarbon) compounds (including PCBs, PCPs, pesticides and many solvents) in which hydrogen atoms are replaced with one or more chlorine atoms.

“dioxins” — a family of cyclic organic compounds with a number of chlorine atoms ranging from one to 10.

“furans” — a family of organic compounds very similar to dioxins.

“GPCR” – gas phase chemical reduction. This is the non-incineration process developed and patented by Eco Logic Inc., that uses hydrogen to destroy halogenated organic molecules.

“mercaptan” — a pungent odorous chemical used to detect natural gas leaks.

“mercaptan contaminated gas equipment” — means equipment used by natural gas pipeline companies that is contaminated by a pungent, odorous chemical used to detect natural gas leaks.

“organic” — relating to carbon compounds.

“oxidizer” — a term usually taken to mean the loss of electron(s) or oxidation by combustion.

“PCB” — polychlorinated biphenyl; a group of 10 biphenyl compounds with varying degrees of chlorination.

“PCP” — penta chloro phenol; a chlorinated organic used for preserving wood.

“ppm” — parts per million.

“retrofitted” — refurbishment of equipment.

“soil remediation” — removal of contaminant(s) found in soil.

“thermal desorption” — low temperature thermal treatment of contaminated soil.

“thermal oxidation” — a process in which organic contaminants are oxidized to inert carbon dioxide and water using a thermal process.

“throughput” — thermal oxidizer treatment capacity measured in kilograms per hour.

Consolidated Financial Statements
(Expressed in Canadian dollars)

BENNETT ENVIRONMENTAL INC.

Years ended December 31, 2003, 2002 and 2001

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

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

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of four directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The shareholders’ auditors, KPMG LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company’s system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada.

Chief Executive Officer January 23, 2004	Chief Financial Officer

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street	Telephone (604) 691-3000
Vancouver BC V7Y 1K3	Telefax (604) 691-3031
Canada	www.kpmg.ca

AUDITORS’ REPORT

To the Board of Directors of Bennett Environmental Inc.

We have audited the consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
January 23, 2004, except as to note 16,
which is as of February 3, 2004

COMMENTS BY AUDITOR ON CANADA — UNITED STATES REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2(a)(i) and (iii) to the financial statements. Our report to the board of directors dated January 23, 2004, except as to note 16, which is as of February 3, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada
January 23, 2004, except as to note 16,
which is as of February 3, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association.

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$12,586,353	$19,267,639
Accounts receivable	29,012,175	12,505,945
Work-in-progress	151,893	411,051
Prepaid expenses and other	2,154,983	1,177,214

	43,905,404	33,361,849
Investments (note 3)	568,193	851,395
Property, plant and equipment (note 5)	23,779,384	14,263,408
Other assets (note 6)	6,777,953	3,261,384
Goodwill (note 6)	646,638	646,638

	$75,677,572	$52,384,674

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,964,937	$7,882,668
Income taxes payable	2,961,632	5,862,523
Deferred revenue	814,409	95,428
Current portion of long-term debt	4,601	1,315,023

	13,745,579	15,155,642
Future income tax liability (note 9)	2,616,861	895,738
Long-term debt (note 7)	417,143	829,434
Shareholders’ equity:
Share capital (note 8)	27,903,869	23,882,001
Retained earnings	30,994,120	11,621,859

	58,897,989	35,503,860

	$75,677,572	$52,384,674

Commitments (note 13) Contingencies (note 15) Subsequent event (note 16)

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Sales (note 14)	$69,806,526	$48,103,845	$23,422,574
Expenses:
Operating costs	32,419,935	20,228,635	10,990,627
Administration and business development	7,887,987	7,787,483	4,337,901
Amortization	1,800,326	1,398,449	1,070,499
Interest expense	156,675	214,934	228,425
Foreign exchange	—	—	86,861

	42,264,923	29,629,501	16,714,313

Earnings before undernoted	27,541,603	18,474,344	6,708,261
Gain on debt settlement (note 7)	1,316,936	181,787	—
Loss on equity investment	(133,202)	(13,605)	—
Interest and other income	1,280,629	1,581,617	487,377

Earnings before income taxes	30,005,966	20,224,143	7,195,638
Income tax expense (note 9):
Current	8,912,582	7,115,875	1,068,919
Future	1,721,123	565,417	1,399,743

	10,633,705	7,681,292	2,468,662

Net earnings	19,372,261	12,542,851	4,726,976
Retained earnings (deficit), beginning of year	11,621,859	(144,818)	(4,806,590)
Share purchase in excess of assigned value (note 8(d))	—	(776,174)	(65,204)

Retained earnings (deficit), end of year	$30,994,120	$11,621,859	$(144,818)

Basic earnings per share (note 11)	$1.15	$0.78	$0.31

Fully diluted earnings per share (note 11)	$1.11	$0.73	$0.30

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash provided by (used in):
Operations:
Net earnings	$19,372,261	$12,542,851	$4,726,976
Items not involving cash:
Unrealized foreign exchange gain	—	304,074	—
Debt settlement	(1,316,936)	(106,390)	—
Amortization	1,800,326	1,398,449	1,070,499
Equity investment loss	133,202	13,605	—
Stock-based compensation	—	18,113	—
Loss on disposal of assets	—	54,731	17,366
Future income taxes	1,721,123	(181,787)	1,399,743

	21,709,976	14,043,646	7,214,584
Changes in non-cash working capital:
Deferred revenue	718,981	—	—
Accounts receivable	(16,506,230)	(1,646,264)	(6,805,104)
Partial redemption of equity investment	150,000	—	—
Work-in-progress	259,158	1,292,006	(1,637,479)
Income taxes receivable	—	—	355,000
Prepaid expenses and other	(977,769)	(1,023,992)	59,972
Accounts payable and accrued liabilities	2,082,269	4,013,098	1,753,830
Income taxes payable	(2,900,891)	4,769,942	1,092,581

	(17,174,482)	7,404,790	(5,181,200)

	4,535,494	21,448,436	2,033,384
Investments:
Investments	—	(740,000)	—
Purchase of property, plant and equipment	(11,316,302)	(3,708,341)	(2,759,910)
Increase in deferred business development costs	—	—	(125,000)
Increase in permitting costs	(3,516,569)	(1,310,556)	(993,927)
MRR acquisition, net of cash of $289,164 (note 4)	—	227,543	—

	(14,832,871)	(5,531,354)	(3,878,837)
Financing:
Repayments of long-term debt	(805,777)	(1,956,988)	(226,936)
Note payable	400,000	—	—
Share capital, issued for cash	4,021,868	3,160,136	1,487,273
Repurchase of share capital	—	(892,671)	(133,140)

	3,616,091	310,477	1,127,197

Increase (decrease) in cash and cash equivalents	(6,681,286)	16,227,559	(718,256)
Cash and cash equivalents, beginning of year	19,267,639	3,040,080	3,758,336

Cash and cash equivalents, end of year	$12,586,353	$19,267,639	$3,040,080

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	$16,354	$71,944	$228,425
Income taxes paid	11,813,473	1,255,117	19,512

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

1. Operations:

The Company was federally incorporated on July 29, 1992 under the Canada Business Corporation Act and primarily carries on the business of remediating chlorinated hydrocarbon contaminated soil. The treatment of soil is performed using the Company’s thermal oxidation technology. In 1997, the Company commenced operations of its remediation site located in St. Ambroise, Quebec.

In 2002, the Company acquired Material Resource Recovery Inc. (note 4) which carries on the business of remediating hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units.

2. Significant accounting policies:

(a)	Changes in accounting policies:

(i)	Guarantees:

Effective January 1, 2003, the Company adopted the Canadian Institute of Chartered Accountants’ Accounting Guideline 14 Disclosure of Guarantees (“AcG-14”). The new standard is effective for financial statements of interim and annual periods beginning on or after January 1, 2003. AcG-14 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this standard by the Company had no impact on these consolidated interim financial statements.

(ii)	Revenue recognition:

Effective July 1, 2003, the Company prospectively adopted the provisions of the United States Emerging Issues Task Force 00-21 (“EITF 00-21”) which applies to certain processing contracts under which the Company performs multiple revenue generating activities as described below. Under these arrangements, the Company recognizes revenue only on delivered elements based on their relative fair value. Previously, the Company recognized revenue for the entire contract if the services were substantially delivered and the costs to complete the contract, which were accrued, were considered perfunctory. This change in accounting policy did not have a significant impact on earnings for the year.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

2. Significant accounting policies (continued):

(a)	Changes in accounting policies (continued):

(ii)	Revenue recognition (continued):

Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. The application of this method has not changed as a result of the application of EITF 00-21. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are including in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amount billed to date.

On January 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3062 (“CICA 3062”), Goodwill and Other Intangible Assets. Under CICA 3062, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit. The Company performed the transitional and year-end impairment tests on goodwill. The goodwill was determined not to be impaired as at January 1, 2002, December 31, 2002 and December 31, 2003.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

2. Significant accounting policies (continued):

(a)	Changes in accounting policies (continued):

(ii)	Revenue recognition (continued):

As of the date of adoption, the Company had unamortized goodwill in the amount of $646,638, which is no longer being amortized. On adoption, no amounts were required to be reclassified between goodwill and intangible assets. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $136,008 for the years ended December 31, 2003 and December 31, 2002 from that which would otherwise have been calculated. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The net earnings before amortization of goodwill for all periods presented is as follows:

	2003	2002	2001
			(Restated
			- note 2)
Net earnings	$19,372,261	$12,542,851	$4,726,976
Amortization of goodwill	—	—	152,008

Net earnings before amortization of goodwill	$19,372,261	$12,542,851	$4,878,984

Basis earnings per share:
Before amortization of goodwill	$1.15	$0.78	$0.32
Fully diluted earnings per share:
Before amortization of goodwill	1.11	0.73	0.31

(b)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Bennett Remediation Services Ltd. (“BRS”), Bennett RemTech Ltd. (“BRT”), Bennett Environmental U.S., Inc. (“BEIUS”), Récupère Sol Inc. (“RSI”) and Material Resource Recovery, Inc. (“MRR”). All material related intercompany transactions and balances have been eliminated on consolidation.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

2. Significant accounting policies (continued):

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

Investments where the Company has the ability to exercise significant influence are recorded on the equity basis of accounting and the Company’s share of earnings (loss) is included in the computation of earnings.

Investments where the Company does not exercise significant influence are accounted for under the cost method, under which the investment is carried at cost, and income is reflected only to the extent of dividends received.

The Company’s management reviews the estimated realizable value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investees. If a permanent impairment in value is determined, a provision is recognized.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

2. Significant accounting policies (continued):

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

Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate
Automobiles	declining balance	30%
Computer equipment	declining balance	30%
Container	straight-line	2 years
Kiln — AGT, furniture and equipment and treatment equipment	declining balance	20%
Kiln — RSI facility	straight-line	10 years
Land improvements	declining balance	8 to 20%
Leasehold improvements	straight-line over term of lease	term of lease
Software	declining balance	100%
Treatment building	declining balance	20%
Storage building and pads	straight-line	20 years
Equipment — ELI	straight-line	2 years

(h)	Other assets:

The Company defers costs incurred related to securing permits to operate their kilns. Deferred permit costs are amortized over ten years, commencing in the year the permit is secured. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

Operating licenses and other assets related to ELI are amortized over ten years, being the estimated useful lives of the assets and the expected term of the licenses, including renewals. Any remaining balance related to these assets is expensed in the event the assets are determined to have no value or the licenses and permits are not renewed.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

2. Significant accounting policies (continued):

(i)	Stock-based compensation:

Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations are applied prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002. The change in accounting policy did not result in any adjustment to the Company’s opening deficit balance.

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

The Company has elected to account for stock options issued to employees and directors by the settlement method which results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses in note 8(e) the pro forma effect of accounting for stock options awarded to employees as if the fair value based method had been used.

(j)	Goodwill and other intangible assets:

The Company accounts for goodwill and intangible assets under the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3062 (“CICA 3062”), Goodwill and Other Intangible Assets. Under CICA 3062, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

(k)	Translation of foreign currency:

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

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

2. Significant accounting policies (continued):

(l)	Fair value of financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, work-in-progress, prepaid expenses, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(m)	Treatment facility costs:

Periodically, the Company conducts a shutdown of its waste remediation facility to allow for inspection, necessary repairs and replacements. Estimated non-capital costs associated with these shutdowns are accrued in the accounts over the term to the next scheduled shutdown by a charge to operating expenses. Routine repairs and maintenance are expensed as incurred. Costs are included in property, plant and equipment where they extend the life, increase the capacity, or improve the safety of an asset.

(n)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are included in earnings. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if their realization is not considered “more likely than not”, a valuation allowance is provided.

(o)	Net earnings per share:

Net earnings per share is calculated based on the weighted average number of common shares outstanding. Fully-diluted earnings per share is calculated using the treasury stock method.

(p)	Comparative figures:

Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

3. Investments:

	2003	2002
Investments accounted for using the cost method	$440,000	$440,000
Investments accounted for using the equity method, net of Company’s share of net loss and partial redemption	128,193	411,395

	$568,193	$851,395

During the year ended December 31, 2003, the Company redeemed 17.65% of its equity investment.

4. Business acquisition:

On September 30, 2002, the Company acquired all of the outstanding common shares of Material Resource Recovery, Inc. (“MRR”). MRR specializes in the destruction of hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units. The aggregate purchase price was $61,621.

The excess of the fair values of the assets and liabilities (“negative goodwill”) acquired over the purchase price was $2,602,940. In accordance with CICA Handbook Section 1581, Business Combinations, the negative goodwill was allocated proportionately to eliminate the book value of certain acquired assets.

The acquisition was accounted for using the purchase method. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$289,164
Other current assets	1,163,016
Property, plant and equipment	2,489,586
Future income tax asset	747,204

Total assets acquired	4,688,970
Current liabilities	1,278,111
Long-term liabilities	746,298

2,024,409
Net assets acquired	2,664,561
Allocation of negative goodwill	(2,602,940)

$61,621

Consideration:
Cash	$16
Expenses	61,605

$61,621

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

5. Property, plant and equipment:

	2003			2002
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Automobiles	$177,835	$64,646	$113,189	$27,690	$16,918	$10,772
Computer equipment	440,222	233,019	207,203	314,106	170,165	143,941
Container	500,000	416,667	83,333	1,000,000	166,667	833,333
Equipment — ELI (note 6)	534,000	—	534,000	—	—	—
Furniture and equipment	955,014	404,626	550,388	690,010	301,751	388,259
Kiln — AGT	800,000	709,903	90,097	800,000	687,379	112,621
Kiln — RSI	6,110,703	3,255,512	2,855,191	5,914,085	2,655,865	3,258,220
Kiln — Kirkland	3,121,212	—	3,121,212	3,145,376	—	3,145,376
Kiln — New Brunswick	1,329,429	—	1,329,429	—	—	—
Land	83,579	—	83,579	83,579	—	83,579
Land improvements	90,103	31,845	58,258	64,872	23,406	41,466
Leasehold improvements	58,322	54,774	3,548	58,322	46,257	12,065
Software	200,671	176,275	24,396	156,293	116,271	40,022
Treatment building	2,506,008	160,601	2,345,407	1,000,406	93,713	906,693
Treatment equipment	9,125,650	1,887,494	7,238,156	2,478,255	1,557,546	920,709
Storage building and pads	5,933,465	791,467	5,141,998	4,916,917	550,565	4,366,352

	$31,966,213	$8,186,829	$23,779,384	$20,649,911	$6,386,503	$14,263,408

At December 31, 2003, property, plant and equipment includes $6,205,736 of assets under construction (2002 — $1,348,852).

6. Goodwill and other assets:

	2003	2002
Goodwill	$1,796,210	$1,796,210
Accumulated amortization	(1,149,572)	(1,149,572)

Goodwill, net of amortization	$646,638	$646,638

In accordance with CICA 3062, the Company ceased amortizing goodwill on January 1, 2002 (note 2(j)).

Other assets:
Deferred permitting costs (note 2(h))	$4,979,081	$3,261,384
Operating permits, licenses and other assets — ELI	1,798,872	—

	$6,777,953	$3,261,384

The Company acquired certain operating permits, licenses and other assets from ELI Eco Logic Inc. in December 2003 for cash and notes payable (note 7(a)).

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

7. Long-term debt:

(a)	Long-term debt comprises of the following:

	2003	2002
Western Economic Diversification Canada loan, non-interest bearing, settled during the year (note 7(c))	$—	$10,000
Promissory note, non-interest bearing, due December 31, 2005 (note 6)	300,000	—
Promissory note, non-interest bearing, due upon receipt by the Company of license assignment from two specified licensees of technology acquired during the year (note 6)	100,000	—
Capital lease obligation, payable in monthly instalments of $609, due in October 2005	21,744	18,990
Loan due to IT Corp	—	2,115,467

	421,744	2,144,457
Current portion of long-term debt	4,601	1,315,023

	$417,143	$829,434

(b)	During 2002, IT Corp was placed in receivership. During 2003, the Company concluded a settlement agreement with IT Corp and obtained court approval accepting this settlement in the fourth quarter of 2003. Under the terms of the settlement agreement, the Company’s obligation to IT Corp was extinguished, accordingly, the Company has recorded a gain on debt settlement of $1,316,936.

(c)	During the year ended December 31, 2002, an agreement was signed to settle the loan due to Western Economic Diversification Canada for $10,000 and the settlement amount was included in other income.

(d)	On December 1, 2003, the Company obtained a $10,000,000 credit facility with a Canadian chartered bank. The credit facility bears interest at the bank’s prime rate, and is secured by a general security agreement and unlimited guarantees of significant subsidiaries. At December 31, 2003, no amount had been withdrawn under this credit facility.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

8. Share capital:

(a)	The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares.

(b)	On July 9, 2002, pursuant to shareholders’ consent received at the 2001 annual general meeting, the Company completed a subdivision of its common shares on a 3-for-2 basis. All share and per share figures in these consolidated financial statements have been retroactively restated to give effect to this split.

(c)	The issued share capital of the Company is as follows:

	Common	Amount
Balance at December 31, 2000	15,054,451	$19,400,912
Issued during the year ended December 31, 2001 for:
Exercise of options	319,385	778,375
Exercise of warrants	223,206	708,898
Shares repurchased and cancelled	(52,800)	(67,936)

Balance at December 31, 2001	15,544,242	20,820,249
Issued during the year ended December 31, 2002 for:
Exercise of options	1,033,297	3,160,136
Shares repurchased and cancelled	(68,800)	(98,384)

Balance at December 31, 2002	16,508,739	23,882,001
Issued during the year ended December 31, 2003 for:
Exercise of options	637,050	4,021,868

Balance at December 31, 2003	17,145,789	$27,903,869

(d)	The Company was authorized by its Board of Directors to repurchase up to 760,211 shares of its outstanding common shares until October 2, 2002. During 2002, the Company repurchased and subsequently cancelled 68,800 (2001 — 52,800) of its common shares. The excess of the purchase price over the weighted average cost of common shares at the time of repurchase was recorded as an adjustment to first any paid-in capital and the remainder to retained earnings. Retained earnings and paid-in capital were reduced by $776,174 and $18,113 (2001 — $65,204 and nil), respectively.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

8. Share capital (continued):

(e)	Stock option plan:

The Company has reserved 5,096,325 common shares for future issuance under its Stock Option Plan (“Plan”). The Plan provides for the granting of options for the purchase of common shares of the Company at the fair market value of the Company’s stock at the grant date. Stock options are granted to both employees and non-employees. The Company’s Board of Directors has discretion as to the number, vesting period, and expiry dates of stock options granted.

Stock option activity for 2003, 2002 and 2001 is presented below:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding, beginning of year	1,419,953	$5.67	2,085,750	$3.01	1,761,635	$3.15
Granted	564,200	18.02	889,500	12.21	849,000	3.30
Exercised	(637,050)	6.31	(1,033,297)	2.85	(319,385)	2.44
Cancelled	(226,501)	9.95	(522,000)	13.06	(205,500)	3.95

Outstanding, end of year	1,120,602	$9.21	1,419,953	$5.67	2,085,750	$3.01

Exercisable, end of year	803,500	$6.99	924,218	$3.50	1,611,750	$3.23

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

8. Share capital (continued):

(e)	Stock option plan (continued):

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Range of	Number	life	price	Number	price
exercise prices	outstanding	(in years)	per share	exercisable	per share
$2.17 - 3.55	419,702	1.98	$2.86	361,600	$2.74
$4.84 - 7.10	211,500	1.45	5.56	166,500	5.30
$9.10- 14.29	285,400	2.97	12.63	240,400	13.03
$17.43 - 22.90	204,000	4.15	21.26	35,000	17.43

	1,120,602	2.53	$9.21	803,500	$6.99

Had compensation expense for the Company’s stock-based employee compensation plan been determined based on the fair value at the grant dates, the Company’s net earnings and earnings per share would have been increased to the pro forma amounts indicated below:

Net earnings — as reported	$19,372,261
Net earnings — pro forma	17,554,031
Basic earnings per common share — as reported	1.15
Basic earnings per common share — pro forma	1.05
Fully diluted earnings per common share — as reported	1.11
Fully diluted earnings per common share — pro forma	1.00

The fair value of each option is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility 42%, risk-free interest rate 2.62% and expected average option term of two years. The weighted-average fair value of the options granted to employees during the year ended December 31, 2003 was $3.67 (2002 - $3.13) per option.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

8. Share capital (continued):

(e)	Stock option plan (continued):

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which significantly affect the calculated values.

9. Income taxes:

Income tax expense varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 36.60% (2002 — 38.72%; 2001 — 39.62%) to earnings before income taxes as shown in the following table:

	2003	2002	2001
Combined Canadian federal and provincial income taxes at expected rate	$10,982,184	$7,830,788	$2,850,912
Provincial tax rate difference	(901,356)	(557,476)	(230,066)
Permanent and other differences	552,877	408,965	438,935
Change in valuation allowance	—	(985)	(591,119)

	$10,633,705	$7,681,292	$2,468,662

The Company’s wholly-owned subsidiary, MRR has pre-acquisition non-capital losses carried forward of approximately $1,085,000, which are available to reduce future years’ income for income tax purposes.

Non-capital loss carry forwards of MRR expire in:

2007	$51,000
2008	1,034,000

$1,085,000

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

9. Income taxes (continued):

The composition of the future tax assets at December 31 is as follows:

	2003	2002
Future tax assets:
Loss carryforwards	$362,584	$615,947
Share issue costs	—	21,456

Net future tax assets	362,584	637,403
Future tax liabilities:
Capital assets	1,185,787	339,475
Deferred permitting costs	1,672,971	1,193,666
Other	120,687	—

	2,979,445	1,533,141

Net future income tax assets (liabilities)	$(2,616,861)	$(895,738)

Management believes that realization of the net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

10. Related party transactions:

During the year ended December 31, 2003, the Company expensed management fees of $446,931 (2002 — $177,719; 2001 — $189,975) to a company owned by a director and officer of the Company.

During the year ended December 31, 2003, the company expensed legal fees of $23,780 (2002 — $75,015; 2001 — $222,503) to the Company’s legal counsel, of which one of the partners is a director of the Company.

During the year ended December 31, 2003, the Company earned revenues of $27,644 from an investee accounted for under the equity method (note 3).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

11. Earnings per share:

Basic earnings per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 16,790,724 (2002 — 16,181,653; 2001 — 15,158,054).

Fully diluted earnings per share reflects the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised or converted at the beginning of the year or the date issued, if later. The number of shares used for the calculation of the fully diluted earnings (loss) per share is 17,527,801 (2002 — 17,258,607; 2001 — 15,566,712) based on application of the treasury stock method.

The reconciliation of the net earnings and weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

	2003		2002		2001
	Net	Number of	Net	Number of	Net	Number of
	earnings	shares	earnings	shares	earnings	shares
Net earnings	$19,372,261	16,790,724	$12,542,851	16,181,653	$4,726,976	15,158,054
Dilutive effect of stock options	—	737,077	—	1,076,954	—	408,658

Diluted earnings per common share	$19,372,261	17,527,801	$12,542,851	17,258,607	$4,726,976	15,566,712

Options aggregating 324,000 (2002 — 75,000; 2001 — 307,500) have not been included in the computation of diluted earnings per common share as they were anti-dilutive.

12. Financial instruments:

(a)	Foreign exchange risk management:

A substantial amount of the Company’s revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts. There were no such derivative contracts in place at December 31, 2003.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

12. Financial instruments (continued):

(b)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at December 31, 2003, two customers represented 81% of outstanding accounts receivable (2002 — 76%; 2001 — 71%). Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

13. Commitments:

Future minimum annual rental payments for operating leases are payable over the next five years and thereafter as follows:

Year ending December 31:
2004	$181,178
2005	141,878
2006	127,782
2007	127,782
2008	127,782
Thereafter	127,782

$834,184

In addition to the above-noted amounts, the Company expects to spend approximately $20,000,000 during fiscal 2004 related to the construction of a new facility in Belledune, New Brunswick.

14. Segmented information:

(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. Sales during the year to customers domiciled in the United States amounted to $23,985,810 (2002 — $36,531,708; 2001 — $14,130,155) and in Canada amounted to $45,820,716 (2002 — $11,572,137; 2001 — $9,292,419).

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

14. Segmented information (continued):

(b)	Major customers:

For the year ended December 31, 2003, revenues from two customers, Customer A and Customer B represented approximately 33% and 43%, respectively of total revenues. (2002 — two customers 74% and 11%; 2001 — one customer 54%). A long-term contract in place with Customer B since 2002 is scheduled for completion during 2004.

15. Contingencies:

A court proceeding is scheduled for 2004 wherein regulatory authorities will review an incident involving the accidental release of environmental contaminants by Material Resource Recovery S.R.B.P. Inc. prior to its acquisition by the Company during 2002. The amount of any liability related to this proceeding is indeterminate, accordingly, no amount related to this proceeding has been accrued in these financial statements. Management was advised and aware of this incident prior to the acquisition of Material Resource Recovery S.R.B.P. Inc. in 2002.

The Company has commenced a proceeding involving a former employee regarding employment related matters. The former employee has filed a counterclaim. The amount of any liability related to this proceeding is indeterminate, accordingly, no amount related to this proceeding has been accrued in these financial statements.

The Company is in discussions with staff of the Ontario Securities Commissions (“OSC”) concerning information that was disclosed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. The Company is working towards a satisfactory resolution of the matter and no amount has been provided for with respect to this matter in these financial statements.

16. Subsequent event:

Subsequent to December 31, 2003, the Company completed a financing arrangement with an underwriter whereby the underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share of the Company and one half common share purchase warrant at $26 per unit, for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30 per share for a period of 18 months following the closing date.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as summarized below:

(a)	Earnings (loss) and earnings (loss) per share:

	2003	2002	2001
Net earnings in accordance with Canadian GAAP	$19,372,261	$12,542,851	$4,726,976
Compensation expense (d)	(104,903)	(1,739,752)	(731,723)
Deferred permitting costs (e)	(1,717,697)	(1,310,556)	(909,000)
Deferred business development costs (f)	—	—	(125,000)
Recovery of deferred business development costs (f)	43,950	—	—
Future income tax recovery on U.S. GAAP adjustments (g)	479,302	371,223	395,665

Net earnings in accordance with U.S. GAAP	$18,072,913	$9,863,766	$3,356,918

Basic earnings per share in accordance with U.S. GAAP	$1.08	$0.61	$0.22

Diluted earnings per share in accordance with U.S. GAAP	$1.03	$0.57	$0.22

Weighted average shares outstanding (note 11):
Basic	16,790,724	16,181,653	15,158,054
Fully diluted	17,527,801	17,258,607	15,566,712

(b)	Balance sheet:

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

		Other	All other	Total
	Investments	assets	assets	assets
Assets in accordance with Canadian GAAP as at December 31, 2003	$568,193	$6,777,953	$68,331,426	$75,677,572
U.S. GAAP adjustments	(81,050)	(4,979,081)	—	(5,060,131)

	$487,143	$1,798,872	$68,331,426	$70,617,441

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(b)	Balance sheet (continued):

		Other	All other	Total
	Investments	assets	assets	assets
Assets in accordance with Canadian GAAP as at December 31, 2002	$851,395	$3,261,384	$48,271,895	$52,384,674
U.S. GAAP adjustments	(125,000)	(3,261,384)	—	(3,386,384)

	$726,395	$—	$48,271,895	$48,998,290

	2003	2002
Liabilities in accordance with Canadian GAAP	$16,779,586	$16,880,814
Future income tax recovery on U.S. GAAP adjustments (h)	(1,672,971)	(1,193,666)

	$15,106,615	$15,687,148

	2003	2002
Shareholders’ equity in accordance with Canadian GAAP	$58,897,989	$35,503,860
Deferred permitting and business development costs (f) and (g)	(3,387,163)	(2,192,718)

Shareholders’ equity in accordance with U.S. GAAP	$55,510,826	$33,311,142

	2003	2002
Shareholders’ equity in accordance with U.S. GAAP is comprised of:
Share capital	$31,999,745	$27,545,094
Additional paid-in capital (e) and (f)	1,356,651	1,851,107
Deferred compensation expense (e)	(61,037)	(227,613)
Retained earnings	22,215,467	4,142,554

	$55,510,826	$33,311,142

(c)	Statement of cash flows:

Under United States GAAP, cash provided by operations would decrease by $1,194,445 (2002 — $939,933; 2001 — $723,262), and cash used in investments would decrease by $1,194,445 (2002 — $1,310,556; 2001 - $1,118,927) for the costs of deferred permitting and business development, which would be expensed as incurred under United States GAAP.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Stock-based compensation:

(i)	For United States GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensation expensed is remeasured based on the option’s intrinsic value at each reporting date until the date the award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP purposes the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method which results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees or directors on the exercise of stock options is recorded as share capital (note 2(a)(i)).

Accounting for employee stock options under U.S. GAAP would result in additional compensation expense and a corresponding increase in additional paid-in capital of $104,903 (2002 — $1,660,246; 2001 — $547,225).

Under United States GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense for stock options, warrants and other equity instruments issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 2(i)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with United States GAAP. Therefore, for the year ended December 31, 2002, the only measurement difference for non-employees are those carried forward from previous periods as noted below. The fair value of the stock options and warrants granted to non-employees during the year ended December 31, 2001 was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2003, 2002 and 2001

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Stock-based compensation (continued):

(i)	(continued);

2001
Expected volatility	74.1%
Risk-free interest rate	4.0%
Dividend yield	—
Expected life of options	3 to 5 years

(ii)	The fair value of the options granted before January 1, 2002 ranged between $0.63 to $2.38 per option. The fair value is recognized as compensation expense over the service period as determined by vesting period of the related equity instruments. Accounting for the non-employee options on this basis would result in recording additional compensation expense and share capital of nil (2002 — $79,506; 2001 — $184,498). The assumptions used in the Black-Scholes option-pricing model to determine the fair value during the years ended December 31, 2003 and 2002 are described in note 8(e).

(e)	Deferred permitting costs:

Under Canadian GAAP the expenditures relating to the acquisition of an operating permit may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP these expenditures are charged to expense when incurred.

(f)	Deferred business development costs:

Under Canadian GAAP, expenditures relating to the development of new business may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP, these expenditures are charged to expense when incurred.

(g)	Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian future income tax assets and liabilities at enacted tax rates would not change recorded net income (loss) or shareholders’ equity under U.S. GAAP. The future income tax effect of U.S. GAAP adjustments has been recorded at the enacted tax rate in the period of adjustment.