Form 40-F
BENNETT ENVIRONMENTAL INC
filed 2005-03-31
CIK 1048295

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 12/31/04

Commission File Number 0-30946

BENNETT ENVIRONMENTAL INC.

(Exact Name of Registrant as Specified in its Charter)

Federally Incorporated in Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 208 — 1540 Cornwall Road

Oakville, Ontario, Canada L6J 7W5

(905) 339-1540

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street, Boston, MA 02108

(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form

☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

21,427,440 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    YES  ☐    NO  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    YES  ☒    NO  ☐

PRINCIPAL DOCUMENTS

The following documents of Bennett Environmental Inc. (the “Company”) have been filed as part of this Annual Report on Form 40-F:

1.	Annual Information Form of the Company for the year ended December 31, 2004.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2004.

3.	Audited Consolidated Financial Statements of the Company for the years ended December 31, 2004 and 2003, together with the auditor’s report thereon (Note 17 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).

CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Adam Lapointe, George Ploder and David Williams. The

1

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by KPMG LLP to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below (in ‘000s):

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$431.2	$86.2
Audit-Related Fees (2)	10.4	52.0
Tax Fees (3)	102.5	175.2
All Other Fees	—	41.2

Totals	$544.1	$354.6

NOTES:

(1)	“Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements, prospectus-related fees (2004 only) and review in connection with the Company’s statutory and regulatory filings.
(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally consultation concerning financial accounting and reporting standards and accounting consultation on proposed transactions.
(3)	“Tax Fees” represent fees for tax compliance and tax consultation and tax planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the

2

Audit Committee is informed of each particular service. All of the engagements and fees for 2004 were approved by the Audit Committee. The Audit Committee reviews with KPMG LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no “off-balance sheet arrangements” as that term is defined pursuant to rules promulgated under Section 13(j) of the Exchange Act. Please see discussion under “Off-Balance Sheet Arrangements”, in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled “Principal Documents”, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Liquidity and Capital Resources”.

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

1.	Consent of Independent Registered Public Accounting Firm

2.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

3

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

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BENNETT ENVIRONMENTAL INC.
Registrant

By:	/s/ Allan Bulckaert
Name:	Allan Bulckaert
Title:	President and Chief Executive Officer

Date: March 30, 2005

5

BENNETT ENVIRONMENTAL INC.

Suite 208, 1540 Cornwall Road

Oakville, Ontario

L6J 7W5

Annual Information Form

March 31, 2005

This Annual Information Form is disclosed as at March 31, 2005, unless otherwise indicated and except for information contained in portions of documents that are incorporated by reference in the Annual Information Form which are dated as of a different date.

INTERPRETATION

In this Annual Information Form, references to “BEI” are to Bennett Environmental Inc. and references to the “Corporation” and “Company” are to BEI and its subsidiaries, Bennett RemTech Ltd., Bennett Remediation Services Ltd., Récupère Sol Inc., Material Resource Recovery S.R.B.P. Inc., Bennett Environmental US Inc., Bennett Environmental U.S.A. Inc. and Bennett Environmental New Brunswick Inc., as a group.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and in certain documents incorporated by reference into this Annual Information Form constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

BEI was incorporated under the Canada Business Corporations Act on July 29, 1992. On April 4, 1996, BEI amended its articles to consolidate its issued and outstanding common shares on a one for four basis, and on July 7, 2002, BEI amended its articles to subdivide its issued and outstanding common shares on a three for two basis. On October 2, 2002, BEI amended its articles to authorize the directors to appoint additional directors. BEI’s head and principal office is located at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada L6J 7W5. The Corporation also maintains offices and facilities in Cornwall, Ontario, Belledune, New Brunswick and Saint Ambroise, Québec. BEI’s registered and records office and address for service in British Columbia is Suite 900, 200 Burrard Street, Vancouver, British Columbia, Canada V7X 1T2. The Company will have a proposal before its shareholders at its annual general and special meeting on May 11, 2005 to change the province in which its registered office is located from British Columbia to Ontario.

BEI carries on business through three wholly-owned operating subsidiaries – Récupère Sol Inc. (“RSI”), Material Resources Recovery S.R.B.P. Inc. (“MRR”), and Bennett Environmental New Brunswick Inc. (“BEN”). RSI operates the Corporation’s thermal treatment facility in Saint Ambroise, Québec, Canada. MRR operates a thermal treatment facility in Cornwall, Ontario. BEN was formed to operate the Corporation’s recently constructed facility in Belledune, New Brunswick. In addition, BEI also has four wholly-owned subsidiaries which do not currently carry on any operations – Bennett Remediation Services Ltd., Bennett RemTech Ltd., Bennett Environmental U.S. Inc. and Bennett Environmental U.S.A. Inc.

The following chart illustrates BEI’s principal operating subsidiaries, their jurisdictions of incorporation and the percentages of their voting securities beneficially held by BEI:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation is involved in the remediation services business, primarily treating contaminated soil and utilizes thermal oxidation technology. The Company developed this technology through a predecessor company from 1984 to 1992. The Company initially focused its efforts in two distinct business segments: waste remediation services and thermal oxidization equipment sales. In 1994, the Company became part owner of RSI, a Quebec-based thermal remediation business. In 1996 the Company became sole owner of RSI and in late 1997 obtained a permit to treat soils contaminated with chlorinated hydrocarbons, including PCBs. The Corporation commenced full operations in 1998 and since that time has focused its efforts on securing contracts for the remediation of contaminated soils.

Effective September 30, 2002, RSI purchased 100% of the common shares of MRR. MRR operates a thermal treatment facility in Cornwall, Ontario and specializes in the thermal destruction of PCB contaminated debris (e.g. wood, concrete and metal) and other plastics and metals. In addition, MRR treats mercaptan contaminated gas distribution equipment.

Effective December 1, 2003, through a series of transactions, the Company acquired a non-exclusive, two year renewable license to use and sublicense Gas Phase Chemical Reduction (GPCR) technology. This technology is a non-incineration method of destroying hazardous wastes such as askarel, CFCs, and other halogenated organic chemicals. Although GPCR is a proven technology, it has not been successfully commercialized because certain operating costs make it uneconomical. The Company is exploring ways to reduce costs and open markets for this technology. It is not anticipated that the Company will spend more that $200,000 in its cost reduction efforts nor does it believe that GPCR will provide more than 10% of the total revenue and earnings of the Corporation in the near term.

In late 2002 the Company was awarded a contract to remediate soil in Saglek, Northern Labrador. The contract was a fixed rate contract to excavate and remediate approximately 19,500 cubic meters of soil. In late September 2004 the Company completed field work on the Saglek contract. As of December 2004 the Company had completed the work related to the project. Actual revenue from this project was below expectations and the actual expenses were above expectations. The shortfall in revenue was primarily attributed to lower actual excavation volume than expected, and lower revenue from claims for extra expenses. Additional costs above the estimate were related to additional processing costs due to lower volumes and higher than estimated site costs, fuel and transportation costs. Gross margins for the year 2004 were reduced by approximately $15.7 million because of the Saglek contract. The Company has submitted approximately $9.2 million of claims for extra expenses to its customer. A net amount of approximately $4.9 million was included in accounts receivable for 2004. Successful collection of the claims is contingent on the Company’s ability to prove entitlement either to its customer or to a court of law. While the Company believes that a significant portion of these claims could eventually be recovered, the matter may have to be litigated and there is no certainty that the amounts will be recovered. As such the Company reserved $4.3 million of these amounts in 2004.

On September 9, 2003, the Government of New Brunswick approved construction by the Corporation of a new thermal oxidation treatment facility at Belledune, New Brunswick, Canada. This facility is expected to be capable of treating 100,000 metric tonnes of hydrocarbon and creosote impacted soil. Construction of this facility was substantially completed in December 2004. Compliance testing, which is being conducted under a draft operating permit, is expected to be completed by the third quarter of 2005. The data from the compliance testing will be submitted to the New Brunswick Ministry of Environment to ensure that the facility meets the restrictions and limitations required by the draft operating permit. The Company anticipates that the Ministry will grant an approved operating permit based on the test results which will allow the Company to commence commercial operations.

In February 2004 the Corporation raised $26,000,000 (gross proceeds) through the sale of 1,000,000 units consisting of one common share and one-half common share purchase warrant entitling the holder to purchase one common share at a price of $30.00 for a period of 18 months after closing. The net proceeds of the private placement, after payment of underwriters’ fees, were used for general corporate purposes, including the construction of the Corporation’s new facility in Belledune, New Brunswick.

In March 2004, the operation of the Corporation’s Saint Ambroise, Quebec, thermal treatment facility had an unscheduled two month shutdown due to lack of soil resulting from delays of shipment of soil from two major customers. Operations at the Saint Ambroise facility resumed in May 2004.

In December 2004, the Corporation raised $12,000,000 (gross proceeds) through the sale of 3,000,000 common shares. The net proceeds of the offering, after payment of underwriters’ fees and other expenses, are being used for general corporate purposes.

Certain other developments arising during the last three fiscal years ended December 31, 2002, 2003 and 2004 including contract disputes, legal proceedings, regulatory investigations and other matters are updated and discussed in the “Recent Developments” segment below.

Recent Developments

Manville, New Jersey (Federal Creosote Contracts)

In June 2003, the Company announced that it had been awarded a subcontract (the “2003 Phase III Contract”) to treat an estimated 300,000 tons (plus or minus 15%) of soil contaminated with wood treatment chemicals such as creosote, from the Federal Creosote Superfund Site (the “FC Site”) in Manville, New Jersey. The 2003 Phase III Contract is an indefinite delivery/indefinite quantity (“ID/IQ”) contract.

Shortly after the award of the 2003 Phase III Contract, an unsuccessful bidder lodged a protest of the award with United States Army Corps of Engineers (the “Corps”), which supervises the contractors on the FC Site, is responsible for the remediation process and consents to the award of subcontracts under U.S. government procurement regulations. The Corps alleges, and the Company disputes, that it withdrew its consent to the award of the 2003 Phase III Contract to the Company, although it consented to ship up to 10,000 tons of soil to the Company for treatment under the 2003 Phase III Contract. The principal contractor on the FC Site did not take any action to cancel the 2003 Phase III Contract, or otherwise notify the Company of the Corps’ actions. The Company began receiving shipments against the 2003 Phase III Contract in August 2003.

After the unsuccessful bidder’s protest of the 2003 Phase III Contract, the principal contractor issued an Invitation for Bids (“IFB”) in November 2003 for a ID/IQ contract for thermal remediation. The IFB provided for a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons. The Company bid on the IFB in December 2003, and was notified in early 2004 that it was the low bidder. During and after the bidding process, the Company repeatedly asked the principal contractor to state whether the IFB supplemented or replaced the 2003 Phase III Contract. The principal contractor did not respond to these queries. To benefit from deliveries from the FC site, the Company elected to participate in the contract process, while continuing to seek clarification from the principal contractor and the Corps regarding the IFB. Without waiving any of its rights under the 2003 Phase III Contract, on June 3, 2004 the Company entered into an ID/IQ subcontract (the “2004 Phase III Contract”) with a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons for the same type of services as were covered by the 2003 Phase III Contract. The 2004 Phase III Contract is on less favorable economic terms than the 2003 Phase III Contract but consistent with pricing under FC Site contracts concluded before the 2003 Phase III Contract. On July 22, 2004, the Company announced that, based on correspondence received from the Corps, all future shipments from the FC Site will be delivered under the 2004 Phase III Contract.

Currently, a number of agencies ranging from municipal to federal and including the United States Environmental Protection Agency (the “EPA”) are conducting studies to determine the extent of excavation required at the FC Site in order to remove soil contaminants including creosote. The extent of the excavation is ultimately expected to be dependent upon a number of factors including a decision by municipal authorities as to the future use of the land and United States federal government funding restrictions imposed on the EPA. The Company is awaiting a definitive design plan from the EPA to better evaluate the prospects for additional contracts for the FC Site. The extent of the excavation will be factored into the definitive design plan for the FC Site and will be a primary factor in determining the tonnage of soil to be treated by the Company.

Class Action

On July 30, 2004, a class action lawsuit was filed in the United States against the Company and certain officers. A total of 12 similar actions have been filed to this date. Plaintiffs filed a Consolidated Amended Complaint on December 23, 2004. That complaint asserts claims under sections 10(b) and 20(a) of the

United States Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project. The consolidated complaint names as defendants the Company, its former Chairman and Chief Executive Officer John Bennett, its current Chief Executive Officer Allan Bulckaert, its Vice President of Engineering and Business Development Danny Ponn, its former Chief Financial Officer Richard Stern and its former Vice President of Sales and Marketing for the United States Robert Griffiths. Plaintiffs purport to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants have filed motions to dismiss the consolidated amended complaint. At present the claim of the lead plaintiff (not including claims of any other plaintiffs or potential plaintiffs) is approximately US$3.11 million. The Company disagrees with the allegations and intends to defend against them vigorously.

Regulatory Investigations

On January 29, 2004, the Company announced that it was in discussions with Ontario Securities Commission (the “OSC”) concerning a disclosure issue raised by the OSC staff arising from information disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. OSC staff suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material.

On July 30, 2004, the Company was further informed by the OSC that it was investigating the trading of shares of the Company prior to (i) the disclosure on March 29, 2004 relating to delays in shipments of soil from the two largest customers of the Company which caused an unscheduled shut down of the Company’s plant in Saint Ambroise, Québec, and (ii) the disclosure on July 22, 2004 regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The OSC requested a detailed written chronology of the events which resulted in the announcements on March 29, 2004 and July 22, 2004. On August 26, 2004, the OSC requested further information and documents relating to (i) the Saglek Labrador project for the Department of National Defense, (ii) the timely disclosure of the Federal Court of Canada decision to quash the decision of the former federal Minister of Environment to refer the Company’s project in Belledune, New Brunswick to a federal review panel, and (iii) the Company’s customer contract backlog status, projected soil volume to be processed in the third quarter of 2004 and the plans for the Belledune facility.

The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the OSC giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company failed to disclose the change in status of the contract at the Federal Creosote Site, and made allegations of illegal insider trading. Submissions, if any, have been submitted to the OSC by the affected parties.

On August 19, 2004, the Company was advised by the Toronto Stock Exchange (the “TSX”) that the TSX was also investigating the Company’s July 22, 2004 announcement regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The TSX requested certain information in connection with its investigation. The Company provided the requested information and documents in respect of each of the above requests to the OSC and the TSX on September 30, 2004.

On March 16, 2005, the Company received a letter from the TSX alleging that the Company had breached the TSX’s timely disclosure policy by failing to promptly disclose the change of the status of the 2003

Phase III Contract in August 2003 after the Company’s original press release of the award of the 2003 Phase III Contract on June 2, 2003. The TSX also alleged in the letter that the Company did not provide balanced disclosure by failing to disclose the removal of the Company from certain indices. The TSX has scheduled a meeting with the Company and one independent director to be held on April 6, 2005, and asked the Company’s disclosure committee to attend a timely disclosure education session. The TSX also advised that it intended to pass its findings to the OSC.

In a letter dated August 23, 2004, the United States Securities and Exchange Commission (the “SEC”) advised the Company that the SEC is conducting an informal inquiry of the Company. The SEC requested that the Company voluntarily produce certain records and oral testimony, and the Company is cooperating with the request. According to the SEC notice, “[t]his request is confidential and should not be construed as an indication by the Commission or its staff that any violation of the Federal Securities laws has occurred, nor should it be construed as a reflection upon any security, person or entity.” The SEC subsequently obtained a judicial order opening a formal investigation and authorizing it to depose witnesses.

In a letter dated September 3, 2004, the Company received notice from the NASD Regulatory Division (the “NASD”), on behalf of the American Stock Exchange (the “AMEX”), that it is conducting a review of certain transactions in the Company’s common shares which occurred prior to the Company’s announcement on July 22, 2004 of the loss in its second quarter of 2004. According to the notice, “[t]his is a routine review and should not be construed as an indication that any violations of Federal Securities laws or Exchange rules have occurred, on an adverse reflection on the Company, its securities or any individual who effected transactions in such securities.” On December 22, 2004, the Company received a request for additional information to which the Company responded on February 11, 2005.

The Company is continuing to cooperate with all regulatory agencies regarding these inquiries and investigations.

Federal Appeal on Panel and Judicial Review

On May 20, 2004, the Company received a report from the federal Canadian Environment Assessment Agency (the “CEAA”) which confirmed that there was no reason to conclude that the Company’s facility at Belledune, New Brunswick would likely cause significant adverse trans-boundary environmental effects. The study team was comprised of experts from Fisheries and Oceans Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada and the CEAA.

Despite the findings of this report, the former federal Minister of the Environment, the Hon. David Anderson, referred the project to a CEAA federal review panel to assess the potential trans-boundary environmental effects of the Belledune facility. The Company applied to the Federal Court of Canada for a judicial review of the legality of the Minister’s decision to refer this project to a review panel.

On August 19, 2004, the Federal Court of Canada granted the Company’s application and quashed the decision by the former federal Minister of Environment to refer the project to a review panel. The federal Minister of Environment has appealed the Federal Court of Canada decision to the Federal Court of Appeal. The appeal is pending.

Quebec Order

On September 17, 2004, RSI received a Preliminary Notice to the issuance of an Order from the Québec Ministry of Sustainable Development and Parks (formerly the Québec Ministry of the Environment) concerning the RSI plant in Saint-Ambroise. The Preliminary Notice alleges that increases in levels of dioxins and furans measured in soils near the RSI plant are attributable to RSI. If issued, the Order seeks to require RSI to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry.

On November 1, 2004, RSI filed its observations with respect to the allegations contained in the Preliminary Notice. The Company disputes allegations contained in the Preliminary Notice. In support of its position, the Company commissioned several qualified third-party experts to review the allegations contained in the Preliminary Notice. The experts’ findings support the Company’s position that other sources may have contributed to increases in levels of dioxins and furans in the soil around the RSI plant.

Since the filing of its observations, RSI has exchanged correspondence and has had several discussions with the Ministry. Recently, at a meeting held on February 9, 2005, the Company met with Ministry officials where they asked the Company to develop an action plan to address the concerns raised in the Preliminary Notice. The Company developed an action plan that it believes addresses the Ministry’s concerns, while at the same time allow it to remain commercially competitive. The action plan was submitted to the Ministry on February 21, 2005. Subsequently, there was a submission of an amended action plan on March 21, 2005. The Company anticipates further discussion with the Ministry.

Management Changes

On February, 18, 2004, Allan Bulckaert was appointed as Chief Executive Officer, replacing Mr. John Bennett.

On July 20, 2004, BEI appointed Andrew Boulanger as the Chief Financial Officer, replacing Mr. Rick Stern, effective September 7, 2004. Also in July 2004, Mr. David Williams was appointed Chairman of the Board, replacing Mr. John Bennett, effective August 25, 2004.

Mr. Zul Tejpar resigned as Vice President of Business Development in December 2004. Mr. Danny Ponn was re-assigned to the role of Vice President Engineering and Business Development. Mr. Al Bulckaert assumed direct responsibility for plant operations.

In October 2004, Mr. Michael McSweeney joined the Company as Vice President, Governmental Relations and Environmental Affairs.

In January 2005, Wendy Ford joined the Company as Corporate Controller and has assumed all responsibility related to the transition of the accounting function from Vancouver to Oakville and the day-to-day accounting and treasury function.

Closing Vancouver Office and Severance Arrangements

From the end of 2004, the Corporation proceeded to close its Vancouver office and consolidate all accounting and administrative functions to its head office in Oakville, Ontario.

In connection with the arrangements being made to close the Vancouver office and the employment contracts with certain executives, the Company had at December 31, 2004 accrued approximately $l.7 million towards severance provisions. In some instances these arrangements are being negotiated and therefore neither the amount of monies payable, nor the timing of such payment(s), is certain.

In addition, certain agreements were reached or being negotiated between the Company and each of Messrs. John Bennett, Rick Stern and Zul Tejpar with respect to their departure from the Company. For details of these agreements, please refer to the segment entitled “Executive Compensation-Compensation of Executive Officers-Termination of Employment, Change in Responsibilities and Employment Contracts” in the management information circular of the Company dated March 29, 2005 available at www.sedar.com, which segment is incorporated by reference herein.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The Corporation is engaged in the business of using thermal oxidation technology to remediate contaminated soil, contaminated construction debris and mercaptan contaminated gas distribution equipment. The Corporation owns and operates remediation facilities located in Saint Ambroise, Québec and Cornwall, Ontario and has recently completed construction of a third facility in Belledune, New Brunswick. The Corporation markets its remediation services throughout Canada and the United States.

Operations

Existing Facilities

The Corporation provides its remediation services primarily through its facilities located in Saint Ambroise, Québec and Cornwall, Ontario.

Saint Ambroise, Québec

The Corporation’s primary operations are at its facility in Saint Ambroise, Québec. The Corporation owns the property where the Saint Ambroise facility is located and it constructed the facility commencing in 1996 and in 1997. After extensive testing by the Ministry of the Environment for Québec, BEI’s subsidiary, RSI, received a permit to treat hydrocarbon-contaminated waste, including soil contaminated with chlorinated hydrocarbons, including PCBs. The Saint Ambroise facility commenced commercial operations in February 1998 and since that time the facility has provided services to private businesses in Ontario; government departments and government-owned corporations, including the Province of Nova Scotia, Manitoba Hydro and Dorval Airport (located in Montreal, Québec); and environmental agencies, including the U.S. Environmental Protection Agency.

The facilities in Quebec consist of a:

•	Mark IV Thermal Oxidizer

•	20,000 tonne storage building

•	Ancillary service buildings

Over the past five years, the Corporation has been upgrading the operating capacity of the Saint Ambroise facility. Operating capacity has increased from approximately 40,000 tonnes in 1999 to 100,000 tonnes in 2002 through capital improvements. During 2004 and 2003, the Saint Ambroise facility treated approximately 54,000 and 74,000 metric tonnes of contaminated soil, respectively. The Corporation has no immediate plans to make further upgrades to the capacity of the Saint Ambroise facility.

Cornwall, Ontario

Effective September 30, 2002, BEI acquired MRR through its subsidiary RSI. MRR’s facility is located in Cornwall, Ontario and MRR owns the land where the facility is located.

The Cornwall facility is comprised of a building (estimated to be 20,000 square feet) and houses a high temperature incinerator capable of incinerating hazardous materials, shipping and storage areas, and sales and engineering offices. MRR has the equipment and the required permits to handle and incinerate PCB and mercaptan contaminated materials and also has the equipment and permits to treat contaminated water. The current operations that are carried on at the facility are the incineration of PCB contaminated materials (for example, wood, metals and concrete). In 2004, MRR generated about $4.6 million in revenues, and treated about 899 tonnes of material through the Cornwall facility.

Since January 2003, MRR made a decision to not treat any mercaptan-contaminated materials at its facility in Cornwall. Since that time all mercaptan-contaminated materials received by the Corporation have been treated at a leased site in Garden City, Texas.

Proposed and Potential Facilities

The Corporation recently constructed a new remediation facility at Belledune, New Brunswick and was working towards establishing a facility at Kirkland Lake, Ontario.

Belledune, New Brunswick

On September 9, 2003, the Government of New Brunswick approved construction by the Corporation of a new thermal oxidation treatment facility at Belledune, New Brunswick. The facility was to be located on leased land at an environmental industrial park located near Belledune in northeastern New Brunswick. Construction of the facility was completed at the end of 2004. Commissioning and compliance tests will be carried out in the first half of 2005 and the Company expects to receive its final operating permit by the end of the third quarter in 2005. The facility will be capable of treating 100,000 metric tonnes per year of hydrocarbon and creosote impacted soil. The facility will use the Corporation’s Mark IV Thermal Oxidizer technology, which has been employed for six years in the Corporation’s facility in Saint Ambroise, Québec.

Kirkland Lake, Ontario

Since the fall of 1999, the Corporation has been working with environmental regulatory authorities to establish a high-temperature thermal treatment facility in Kirkland Lake, Ontario. The Corporation first submitted its permit application to the Ministry of the Environment for Ontario in April 2000. On May 10, 2000 the Corporation decided to subject its proposed Kirkland Lake facility to review under the Environmental Assessment Act (Ontario).

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

During the third quarter of 2004 certain capitalized permit costs and equipment incurred as part of a proposed thermal treatment facility in Kirkland Lake, Ontario were written off. Plans related to a third plant in Kirkland Lake have been postponed indefinitely, which has resulted in a write down in the value in such assets.

Market for Services

The proliferation of laws over the past decade in Canada and the United States which restrict the landfilling of hazardous wastes has significantly increased the North American market for the remediation of contaminated materials. The demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated materials are located. Restrictions in Canada against the landfilling of wastes containing PCBs above 50 ppm have significantly increased the Canadian market for the remediation of PCB contaminated materials. Likewise, the U.S. Environmental Protection Agency’s restrictions on the landfilling of pentachlorophenol and other persistent organic pollutants, such as dioxins and furans, in U.S. landfills has resulted in owners of certain U.S. waste sites seeking alternative treatment solutions for their hazardous waste. While the Corporation has been able to access this U.S. market for soil remediation services, U.S. regulations discourage PCBs with concentrations over 50 ppm from crossing the U.S. border. Therefore, the Corporation does not currently have access to the sites in the United States contaminated with PCBs.

The Corporation believes that the introduction of stricter landfill restrictions in Ontario similar to those in place in the United States and Québec, or the stricter enforcement of existing landfill restrictions in Ontario, would increase the number of Canadian entities that require soil remediation services. For example, generators of contaminated soil in Ontario are currently required to register all PCB contaminated materials with the Ministry of the Environment for Ontario. For those materials for which a destruction method is commercially available, a timetable for destruction of those materials or details justifying continued storage of those materials must be provided to the Ministry of the Environment for Ontario. While the Corporation understands that the Ministry of the Environment for Ontario is encouraging companies currently storing contaminated soil to comply with regulations that compel them to eliminate the material, to date these regulations have not been strictly enforced. The Corporation believes that as environmental clean-up becomes more important, these and other similar regulations will become more strictly enforced, and the option of “doing nothing” will likely become less desirable.

In March, 2004, the federal government of Canada announced the inclusion of $4.0 billion to be spent on the clean-up of federal contaminated sites over the next 10 years. This includes $500 million for the clean-up of the Sydney Tar Ponds in Nova Scotia. Management of the Corporation believes that these types of programs will expand the market for the Corporation’s remediation service program.

Revenues

The Corporation’s revenues from its remediation services by type and by geographical region for the last two financial years are set out below (all figures in Canadian dollars). During each year shown, approximately 83% of the Corporation’s revenues were generated from the waste remediation facility at Saint Ambroise, Québec.

	Thermal Treatment Revenues
	U.S.	Canada	Total
Fiscal Year Ended December 31, 2003	$23,985,810	$45,820,716	$69,806,526
Fiscal Year Ended December 31, 2004	$10,214,976	$15,108,227	$25,323,203

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

Landfills

In Canada, the only secure landfill sites permitted to accept wastes containing hazardous levels of contaminants are in Ontario. As of January 2002, the Province of Québec restricted the levels of contaminants that can be disposed of at Québec landfill sites. Although the Province of Ontario is considering landfill restrictions similar to those in Québec, no such restrictions have been adopted to date. Ontario hazardous waste landfills market their services in the United States for the disposal of soils within the Corporation’s market niche. The largest competitive advantage that the landfills have over the Corporation’s remediation services is their cost. Landfilling costs approximately U.S. $120 to $200 per metric tonne, compared to the Corporation’s services which cost approximately U.S. $400 per metric tonne.

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

Clean Harbors Inc., a company based in Braintree, Massachusetts, operates three high-temperature incinerators in the US. Clean Harbors regularly competes with the Company but has more limited annual capacity related to soil remediation.

The incinerator at the Swan Hills Treatment Centre owned by the Province of Alberta is the Corporation’s only competing Canadian thermal incinerator. Swan Hills is located in Western Canada, which makes it more readily accessible to contaminated sites in the West. The Corporation often competes with Swan Hills for soils originating in Western North America.

Several of the Corporation’s major competing incinerators, including Swan Hills, treat a wide spectrum of hazardous waste in different physical forms, such as liquids, sludges, soils and medical wastes. As a result, these competing facilities include additional capital equipment that have made them more expensive to build and potentially more expensive to operate. For soil remediation, the operational efficiency of certain competitors, in terms of throughput and on-site soil storage, is reduced as a result of the differences in process and design, thereby increasing the per unit treatment cost. In contrast, the Corporation’s equipment and its processes were designed to treat only soils. As a result, the Company believes its equipment was built at a lower cost and is able to operate at higher throughputs than many of its competitors.

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

Group Serrener Inc., a company owned by Environmental Management Solutions (EMS) and based in Sherbrooke Quebec, is involved in the bioremediation of contaminated soil. However, bioremediation is effective only for a relatively narrow spectrum of organic products and it takes a long time to achieve any benefit, with unpredictable efficiency. This material is not normally treated using the same processes employed by the Corporation.

Environmental Quality Inc., a company based in Michigan, uses chemical oxidation to treat contaminated materials. This process uses a liquid oxidant to destroy the organic pollutants in the soil. This treatment method is ineffective at destroying the wider spectrum of persistent organic pollutants and depends on the oxidant coming into contact with the contaminant.

Thermal Oxidation Process and Permitting Process

The business of the Corporation is focused on the remediation of contaminated materials through the use of thermal oxidation technology. Thermal oxidizers are specifically designed to remediate waste materials such as contaminated soils, and certain types of chemical wastes and sludge. Thermal oxidizers remove contaminants by vaporizing and then combusting the contaminants at high temperatures. From 1996 to 1997, the Corporation developed its own thermal oxidation technology, which is now used in its Saint Ambroise, Québec facility. The Corporation will also use its oxidation technology at its facility in Belledune, New Brunswick.

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

Permitting and Regulatory Approval Process

The Corporation’s business is dependant on its ability to obtain government permits for the remediation and importation of contaminated soils. In most cases these permits are subject to periodic assessments and reviews by the environmental regulators who can adjust or amend permitted emission levels which could compel the Company to invest in capital assets or limit the type of material being treated.

Remediation Permits

The process for obtaining permits for the development and operation of a thermal oxidizer facility is costly and time consuming. The process requires development of the equipment and the facility site in accordance with environmental laws, regulations, and policies, and other regulatory concerns. This process can take many years to complete. In addition, the process can require environmental assessment impact studies which can cost in excess of $3 million. The Canadian Environmental Assessment Act has recently added another level of regulation to the permitting process by requiring applicants to address additional issues relating to proposed treatment facilities such as vehicle traffic and economic issues including effects on tourism and property values. Once the necessary permits are obtained, the Corporation must also comply with the ongoing monitoring, compliance testing and comprehensive reporting requirements required under the permit.

The Corporation’s existing permit in Québec allows the Corporation to treat soils contaminated with all chlorinated hydrocarbons and non-chlorinated organic contaminates including, PCB, PCP, creosote, dioxins and pesticides.

The permits for the Cornwall, Ontario facility allow for the thermal treatment of PCB contaminated construction debris, mercaptan contaminated metals and PCB contaminated water. The permit to construct granted for the facility in Belledune, New Brunswick is to construct and operate a thermal oxidation facility capable of treating a maximum of 100,000 metric tonnes of non-chlorinated hydrocarbon and creosote impacted material. A final operating permit (expected in the third quarter of 2005) will be required before commercial operations may commence at the Belledune facility. In order for this permit to be granted, compliance test results from the facility must demonstrate the safe operation of the equipment.

Many of the challenges involved in obtaining a permit to treat contaminated waste using thermal oxidation methods relate to the perceptions of the public regarding thermal remediation and not to issues relating to efficient waste elimination and meeting emission standards beyond compliance. The Corporation attempts to address these issues through ancillary activities, which include community education programs such as disseminating information on thermal remediation in the community in which it wishes to obtain an operating permit. These ancillary activities are an important part of the strategy of obtaining an operating permit in a timely and cost-effective manner.

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

Prior to importing soils into Canada, the Corporation completes an import notice for Environment Canada that describes the waste, where it comes from and when it is expected to arrive in Canada. Simultaneously, the Corporation informs the relevant Ministry of Environment of its intention to import soils into the province. The Corporation supplies the Ministry of Environment with an analysis of the soils, showing the type level of contamination and general character of the soil.

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

Major Inputs

Natural Gas, Butane and Propane fuel

As part of the thermal process the Company consumes a considerable amount of natural gas in the form of butane and propane. Energy cost constitutes approximately 12% to 15% of the Company’s direct input costs.

Transportation

The Company uses a variety of truck, rail and water transportation methods to move soil in-feed to its plants, with truck being the principal method of shipping soil to its plants. Transportation cost can constitute 25% to 35% of the Company’s input costs depending where material is being sourced.

Human Resources

Direct labour is a significant input cost and constitutes approximately 18% to 24% of direct input costs depending on the volume of soil being processed in a given year.

As at December 31, 2004, the Corporation had 105 employees – 87 in operations, 10 in marketing and business development, and 8 in administration. 31 of the employees in the Corporation’s treatment facilities are represented by a labour union. On May 16, 2002, the Corporation signed a new five-year labour agreement that extends from January 1, 2002 until December 31, 2006.

Direct labour is a significant input cost and constitutes approximately 18% to 24% of the direct input costs depending on the volume of material being processed in a given year.

Disposal costs

Depending on the type of material being processed, the method of disposal of processed soils can range from shipment to a hazardous landfill (generally where the soil contain a high level of heavy metals) or recycling treated soil for the beneficial re-use such as aggregates for road works. As such disposal costs can range from 15% to 23% of the direct input costs.

RISK FACTORS

The Corporation’s performance may be affected by a number of risk factors. BEI’s senior management monitors, manages and mitigates key risks. The following is an update to key risks identified.

Competition and Cyclical Nature of the business

The success of any of the Corporation’s remediation facilities is dependent upon there being an adequate supply of contaminated soil available. An adequate supply may not be available for the Corporation’s facilities. Without soil to treat, the Corporation’s facilities will not operate and accordingly the Corporation’s financial performance will be impacted. The Corporation is subject to shipment schedules that are not always under its control. Shipments can be delayed for long periods by customers for a variety of reasons and may result in facilities not having adequate supplies of contaminated soil for treatment. In addition, customers may cancel or not deliver soil quantities specified on their purchase orders, contracts or through discussions potentially resulting in a reduction of the Corporation’s financial performance and stock price. During 2004 the Company expanded its sales force in the United States and Canada and changed the sales focus from few large contracts to multiple smaller contracts so that the Company is not too dependent on few sources for in-feed.

During the year the Company had approximately 17 weeks of unplanned shutdown time because of a lack of in-feed material.

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

Commodities and transportation

The Company’s operating results are significantly affected by the costs of energy and other raw materials. Approximately 10% of the Company’s direct costs are related to energy and in particular propane and butane. Historically the Company has procured these commodities on short-term contracts with prices based on spot pricing and as such volatility in the pricing of these commodities could cause material fluctuations in the Company’s operating results.

In addition approximately 25% to 35% of the Company’s direct operating costs relate to the transportation of materials in and out of its plants. Increases in fuel costs to the freight industry which cannot be passed on to the Company’s customers can adversely affect the Company’s profitability.

Operating permits and environmental legislation

The Company requires operating permits to run its plants. Changes imposed on these permits through regulation or changes to environmental legislation could adversely affect profitability if new technology could not be employed to meet the new standards.

In addition, the Company needs to obtain a final operating permit for the Belledune facility. When the Company obtained a construction permit, it was issued a draft operating permit. In order to obtain a final operating permit, the Company must conduct a “test burn” to ensure the actual emission levels are below the draft permitted levels. The Company plans to conduct this test burn in early 2005 and expects to receive a final permit by the end of the third quarter in 2005 (See “Recent Events” above).

The Company uses estimates

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the amounts of reported revenue and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations

The outcome of class action lawsuits could adversely impact the Company.

There is a risk of legal claims against the Company. Since the end of July 2004 as many as twelve class action suits have been filed against the Company and possibly additional suits may be filed (See “Recent Events” above).

Although the Company is insured up to a certain limit against claims arising from legal actions, the amount of the claims is unknown at this time.

Foreign exchange risk

A significant portion of the Corporation’s consolidated revenues are earned in U.S. dollars while the majority of the Corporation’s costs are incurred in Canadian dollars. As a result, the Corporation’s operations are subject to the risks normally attributable to fluctuations in foreign currency values. In general, fluctuations in the value of the Canadian dollar may impact the Corporation by decreasing profit margins when the value of the Canadian dollar strengthens against the U.S. dollar. Decreased profit margins will negatively impact profit and stock price. In addition, since the Corporation competes with U.S. companies for sales of services and equipment, any increases in the Canadian dollar as compared to the U.S. dollar, makes the Corporation’s products and services less attractive to U.S. customers from a cost perspective. The Company has not entered into foreign exchange contracts or other derivates to mitigate the risk of exchange rate fluctuations.

Employee relations

Certain of the Corporation’s operations are unionized. Strikes, lockouts or other labour disruptions could restrict the Corporation’s ability to provide remediation services to its customers, and consequently materially adversely affect its results of operations.

The employees of the Corporation may be exposed to contaminated materials. While the Corporation believes that it takes all required actions to protect its employees from such exposure, including ongoing education of its employees concerning the handling of contaminated materials and yearly physical examinations of employees to detect exposure to PCBs, exposure to contaminated materials may impose liability on the Corporation and such liability could have a material adverse effect on the Corporation’s financial position, results of operations or cash flows. To date no instances of employee exposure to contaminants. have been detected and to the knowledge of management, no employee-related liability currently exists.

Saint Ambroise, Québec

It is possible that an order may be issued under the notice previously issued by the Quebec Ministry of the Environment regarding allegations of increased levels of dioxins and furans in the soil in the area of the Saint Ambroise facility. If such an order is issued, it may result in the facility being required to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry. Such restrictions, if issued, could result in increased capital expenditures required for compliance as well as a disruption in output.

Belledune, New Brunswick

Should the Company’s results from compliance testing at the Belledune facility not meet the requirements of the draft operating permit, there may be a delay in the commencement of commercial operations. In addition, commencement of commercial operations may also be delayed or otherwise affected in connection with possible court actions brought by the Canadian federal Ministry of Environment as discussed in “Recent Developments”.

Manville, New Jersey (Federal Creosote Contracts)

The determination by officials in the United States of the volume of soil requiring treatment from the FC Site in Manville, New Jersey has now been delayed into 2005. Additional delays in completion of this determination may adversely impact the volume and schedule of soil to be processed by the Company.

Other risks

Other risks to our business operations and financial results include: lack of soil for testing and operation; potential delays, cost overruns or defects in the design and construction of our facilities; costs and liabilities associated with current and prospective environmental regulations; failure to obtain the necessary operating permits; and potential delays resulting from public opposition to our existing operations or proposed facilities. For a detailed discussion of these and other risks associated with the business, operations and financial results of the Company see the “Risk Factors” segment in the Annual Information Form of the Company for the year ended December 31, 2003, which segment is incorporated herein by reference.

DIVIDEND POLICY

For the foreseeable future, BEI intends to retain all earnings, if any, for general corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Corporation and on such other factors as the Board of Directors of BEI may consider relevant.

DESCRIPTION OF CAPITAL STRUCTURE

BEI’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series of which Series I Non-Voting Redeemable Preference Shares have been designated. As at March 24, 2005, 21,427,440 common shares and no preferred shares were issued and outstanding. As of March 24, 2005, options to acquire 953,951 common shares were outstanding.

The holders of common shares are entitled to one vote per share with respect to each matter presented to BEI shareholders on which the holders of common shares are entitled to vote. The holders of common shares are entitled to receive ratably any dividends declared by BEI’s board of directors out of funds legally available for that purpose. In the event of BEI’s liquidation, dissolution or winding up, the holders of common shares are entitled to share ratably in all assets remaining after payment of liabilities. The holders of common shares have no pre-emptive, subscription or conversion rights.

MARKET FOR SECURITIES

The Corporation’s common shares are listed and posted for trading on the TSX under the symbol “BEV” and on the AMEX under the symbol “BEL”.

Trading Price and Volume

The following chart sets forth the high and low sales price and volume for the common shares of the Corporation on the TSX for the periods indicated:

Month	High	Low	Volume
January 2004	28.03	24.86	2,071,577
February 2004	28.45	22.75	1,541,593
March 2004	24.50	15.52	2,585,551
April 2004	18.70	15.25	1,557,447
May 2004	18.60	14.94	1,244,176
June 2004	18.44	16.35	925,527
July 2004	16.75	7.12	3,943,402
August 2004	8.40	5.46	2,653,624
September 2004	7.65	5.96	1,632,590

Month	High	Low	Volume
October 2004	6.32	4.25	873,217
November 2004	5.19	3.45	1,871,702
December 2004	5.10	3.76	1,502,995

Prior Sales

In the fourth quarter of 2004 the Company issued 3,000,000 common shares on December 30, 2004 for gross proceeds of $12.0 million ($11.1 million after issue costs).

In addition to the share issue in the fourth quarter, the Company issued 1,000,000 common shares on February 3, 2004 for gross proceeds of $26 million ($24.6 million after issue costs). The common shares issued in February 2004 carried 500,000 warrants exercisable at $30 per share until August 2006.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table and the notes thereto state the names of all executive officers of the Corporation, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment and the number of common shares and options of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 28, 2005. The same information relating to the directors of the Corporation is contained in the “Election of Directors” section of the Management Information Circular of the Corporation dated as of March 29, 2005, which is incorporated herein by reference.

Name and Province/State of Residence	Position at the Corporation	Common shares beneficially owned, directly or indirectly, or controlled or directed	Number of options held
Allan Bulckaert Ontario, Canada	President and CEO	10,000	100,000

Andrew Boulanger Ontario, Canada	CFO and Secretary	Nil	70,000

Michael McSweeney Ontario, Canada	Vice President, Government Relations and Environmental Affairs	Nil	40,000

Danny Ponn Ontario, Canada	Vice President, Engineering and Business Development	54,600	30,000

K. Bryan Maskell Ontario, Canada	Vice President, North American Sales and Marketing	Nil	50,000

As of March 24, 2005, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 1.75% of the outstanding common shares.

The following summarizes the principal occupations of the executive officers of the Corporation during the last five years. The same information relating to the directors of the Corporation and for Mr. Bulckaert is contained in the “Election of Directors” section of the Management Information Circular of the Corporation dated as of March 29, 2005, which is incorporated herein by reference.

Andrew Boulanger

Mr. Boulanger was appointed Chief Financial Officer of the Company in September 2004. Prior to joining BEI he was the Chief Financial Officer of a privately held company in the financial services industry. From 1995 to 2002, Mr. Boulanger held several positions with Co-Steel Inc., a publicly traded company in the steel manufacturing industry, including Chief Financial Officer from 1999 to 2002.

Michael McSweeney

Mr. McSweeney was appointed Vice President, Government Relations and Environmental Affairs of the Company in October 2004. Prior to this he was Vice President, Business Development for McNamara and Associates, a corporate management consulting firm in the agri-food industry. From 2000 to 2002 Mr. McSweeney was the Vice President, Business Development for Archer Daniels Midland, a company in the agri-food and food processing industry.

Danny Ponn

Mr. Ponn has spent the last 14 years with BEI in various positions including Chief Operating Officer and more recently Vice President, Engineering and Business Development. Mr. Ponn was directly responsible for developing the Company’s thermal treatment process.

K. Bryan Maskell

Mr. Maskell has been involved with the Company for the last eight years and has held several positions in the sales and marketing area. In July 2004 Mr. Maskell was appointed Vice President North American Sales and Marketing.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the knowledge of the Company, no director or executive officer of the Company:

(a)	is, as at the date of this Annual Information Form or has been, in the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

i.	was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

ii.	was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

iii.	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, or within 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. George Ploder, a director of the Corporation, is the President and Chief Executive Officer and a director of Vital Retirement Living Inc., a reporting issuer in British Columbia, Alberta and Ontario. On June 20, 2003, a cease trade order was issued against that company for failing to file its financial statements for the fiscal year ended December 31, 2002 and the three month period ended March 31, 2003.

To the knowledge of the Company, none of the directors or executive officers of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

In connection with the regulatory investigations discussed under “General Development of the Business-Recent Developments” of this Annual Information Form, the Corporation and Messrs. Allan Bulckaert and Danny Ponn have retained U.S. and Canadian counsel. Messrs. Zul Tejpar and Rick Stern have retained separate U.S. and Canadian counsel. Mr. John Bennett has also retained separate U.S. and Canadian counsel. During the course of these investigations, the interests of these parties may become divergent and may conflict with the interests of one or more other parties.

LEGAL PROCEEDINGS

The Company is currently involved in certain legal and regulatory proceedings. Please see “Recent Events” of this Annual Information Form for details. In addition, the Company is normally involved in claims and litigation arising in the normal course of its business which are considered immaterial.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than with Mr. John Bennett, Mr. Pierre Meunier and Mr. James Blanchard, all of which were disclosed in the Management Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2004 under the heading “Related Party Transaction”, which is incorporated by reference herein.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of BEI is composed of the following three members: David Williams, George Ploder and Adam Lapointe. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board of Directors believe that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the AMEX rules. In addition, the Board has determined that Mr. Ploder is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Name	Education and Relevant Experience
George Ploder	Chartered Accountant -Former Chief Executive Officer and Director, Bracknell Corporation -Former Chief Financial Officer, Cavendish Investing Ltd. -Former President, Jannock Tube Limited

David Williams	MBA - Queens University, DCL - Bishops University -President, Roxborough Holdings Limited -Former Chairman, Beutel Goodman

Adam Lapointe	BA/MSc (Economics), Laval University -President, Pluri – Capital Inc. -President, PCI Industries Inc. -Past Professor of Economics, Université du Quebec -Past Member of the Economic Council of Canada

Auditors’ Service Fees

Aggregate fees paid to the Auditors during the fiscal years ended December 31, 2004 and 2003 were as follows:

Fees in thousands of dollars	2004	2003
Audit Fees	$431.2	$86.2
Audit-related Fees	10.4	52.0
Tax Fees	102.5	175.2
All Other Fees	—	41.2

Total	$544.1	$354.6

TRANSFER AGENTS AND REGISTRARS

BEI’s transfer agent and registrar is Computershare Trust Company of Canada at its principal office in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except as otherwise described in this Annual Information Form, there are no material contracts other then those entered into in the ordinary course of business.

INTEREST OF EXPERTS

Names of Experts

KPMG LLP has provided an auditors’ report on the consolidated financial statements of BEI for the fiscal year ended December 31, 2004.

Interests of Experts

As of February 28, 2005, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of BEI.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its consolidated financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2004, and additional information relating to the Corporation is on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s Proxy Circular dated as of March 29, 2005 in connection with its Annual Meeting of Shareholders to be held on May 11, 2005.

Copies of this Annual Information Form, as well as copies of the 2004 Annual Report of the Corporation for the year ended December 31, 2004 and Proxy Circular dated March 29, 2005 may be obtained from:

BENNETT ENVIRONMENTAL INC.

Suite 208, 1540 Cornwall Road

Oakville, Ontario

L6J 7W5

Attention: Chief Financial Officer

Phone: 905-339-1540

Fax: 905-339-0016

APPENDIX I

BENNETT ENVIRONMENTAL INC.

AUDIT COMMITTEE CHARTER

(as amended and restated on March 2, 2005)

OVERALL PURPOSE / OBJECTIVES

There shall be a Committee of the Board of Directors (the “Board”) of Bennett Environmental Inc. (the “Corporation”), to be known as the Audit Committee (the “Committee”) whose membership, authority and responsibilities shall be as set out in this amended and restated audit Committee charter. The Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors. The Committee will also assist the Board in fulfilling its responsibilities in reviewing the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of directors, management, and the external auditors and monitor the independence of those auditors. The Committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

AUTHORITY

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of the Corporation’s officers at meetings as appropriate. The Corporation shall provide for appropriate funding, as determined by the Committee in its sole discretion, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (ii) compensation to independent counsel and other advisers, as the Committee determines is necessary to carry out its duties; and (iii) ordinary administrative expenses of the Committee that the Committee determines are necessary or appropriate in carrying out its duties.

MEMBERSHIP

1. The Committee shall have at least three (3) members at all times, each of whom must be a member of the Board and must be independent as required by applicable law and applicable stock exchange listing rules (the “Listing Rules”). A member of the Committee shall be considered independent if:

(a)	he or she, other than in his or her capacity as a member of the Committee, Board or any other committee of the Board, does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation. The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the Committee member, or by an entity in which such member is a partner, member or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Corporation;

(b)	is not currently employed, and has not been employed in the past three years, by the Corporation or any of its affiliates;

(c)	is not an “affiliated person” of the Corporation or any of its subsidiaries as defined by rules of the Securities and Exchange Commission (the “SEC”), including rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listing rules of the exchange(s) on which the Corporation’s securities are listed (the “Listing Rules”); and

(d)	he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any U.S. or Canadian body having jurisdiction over the Corporation.

2. No director qualifies as independent unless the Board affirmatively determines that the director does not have a material relationship with the Corporation that would interfere with the exercise of independent judgment.

3. All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements from the time of their respective appointments to the Committee. In addition, members may be required to participate in continuing education if required by applicable law or the Listing Rules.

4. At least one member of the Committee shall be a “financial expert” as defined by Item 401(h) of Regulation S-K, unless otherwise determined by the Board, and at least one member shall meet the financial sophistication standards under the Listing Rules.

5. Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

MEETINGS

1. The Committee shall meet as frequently as required, but no less than four times annually and at least quarterly. The Board shall name a chairperson of the Committee, who shall prepare and/or approve an agenda in advance of each meeting and shall preside over meetings of the Committee. In the absence of the chairperson, the Committee shall select a chairperson for that meeting. A majority of the members of the Committee shall constitute a quorum and the act of a majority of the members present at a meeting where a quorum is present shall be the act of the Committee. The Committee may also act by unanimous written consent of its members. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

2. The Committee shall, through its chairperson, report regularly to the Board following the meetings of the Committee, addressing such matters as the quality of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the outside auditors, the performance of any internal audit function and other matters related to the Committee’s functions and responsibilities.

3. The Committee shall at least annually meet separately with each of the Corporation’s management, the Corporation’s chief financial officer and the Corporation’s outside auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

ROLES AND RESPONSIBILITIES

1. The Committee’s principal responsibility is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements, and the Corporation’s outside auditors are responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation’s financial statements or any professional certification as to the outside auditors’ work.

2. The Committee’s specific responsibilities and powers are as set forth below.

General Duties and Responsibilities

•	Periodically review with management and the outside auditors the applicable law and the Listing Rules relating to the qualifications, activities, responsibilities and duties of audit committees and compliance therewith, and also take, or recommend that the Board take, appropriate action to comply with such law and rules.

•	Review and evaluate, at least annually, the adequacy of this charter and make recommendations for changes to the Board.

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•	Retain, at the Corporation’s expense, independent counsel, accountants or others for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities.

•	Prepare annual reports of the Committee for inclusion in the proxy statements for the Corporation’s annual meetings.

•	Investigate any matter brought to its attention related to financial, accounting and audit matters and have full access to all books, records, facilities and personnel of the Corporation.

•	Undertake such additional responsibilities as from time to time may be delegated to it by the Board, required by the Corporation’s articles or bylaws or required by law or the Listing Rules.

Auditor Independence

•	Be directly responsible for the appointment, compensation, retention, termination, and oversight, subject to the requirements of Canadian law, of the work of any outside auditor engaged by the Corporation for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The outside auditors shall report directly to the Committee.

•	Be vested with all responsibilities and authority required by Rule 10A-3 under the Exchange Act.

•	Pre-approve all engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and non-audit services performed by the outside auditors, subject to any exception under Section 10A of the Exchange Act and any rules promulgated thereunder. Pre-approval authority may be delegated to a Committee member or a subcommittee, and any such member or subcommittee shall report any decisions to the full Committee at its next scheduled meeting. The Committee shall not approve an engagement of outside auditors to render non-audit services that are prohibited by law or the Listing Rules.

•	Obtain from the outside auditors assurance that they have complied with Section 10A, as amended, of the Exchange Act and the rules promulgated thereunder.

•	Review with the outside auditors, at least annually, the auditors’ internal quality control procedures and any material issues raised by the most recent internal quality peer review of the outside auditors.

Internal Control

•	Review annually the adequacy and quality of the Corporation’s financial and accounting staffing, the need for and scope of internal audit reviews, and the plan, budget and the designations of responsibilities for any internal audit.

•	Review the performance and material findings of internal audit reviews.

•	Review annually with the outside auditors any significant matters regarding the Corporation’s internal controls and procedures over financial reporting (“internal controls”) that have come to their attention during the conduct of their annual audit, and review whether internal controls recommendations made by the auditors have been implemented by management.

•	Review major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures.

•	Review and evaluate at least annually the Corporation’s policies and procedures for maintaining and investing cash funds and for hedging (foreign currency, etc.)

•	Review annually management’s report on internal controls and the auditor’s attestation regarding management’s assessment of internal controls, when and as required by Section 404 of the Sarbanes-Oxley Act and regulations promulgated thereunder.

•	Review disclosures made to the Committee by the Corporation’s CEO and CFO during their certification process for the Form 40F or 20F annual report, as applicable, about any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all supervisory and accounting employees understand their roles and responsibilities with respect to internal controls.

Annual and Interim Financial Statements

•	Review, evaluate and discuss with the outside auditors and management the Corporation’s audited annual financial statements and other information that is to be filed with Canadian securities regulatory authorities and to be included in the Corporation’s annual report on Form 40F or 20F, as applicable, including the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the results of the outside auditors’ audit of the Corporation’s annual financial statements, including the accompanying footnotes and the outside auditors’ opinion, and determine whether to recommend to the Board that the financial statements be included in the Corporation’s annual report on Form 40F or 20F, as applicable for filing with the SEC.

•	Review, evaluate and discuss the nature and extent of any significant changes in Canadian and U.S. accounting principles or the application of accounting principles.

•	Require the outside auditors to review the Corporation’s interim financial statements, and review and discuss with the outside auditors and management the Corporation’s interim financial statements and other information to be included in the Corporation’s quarterly reports, including the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, prior to filing such reports with the applicable Canadian securities regulatory authorities.

•	Review and discuss with the Corporation’s management and outside auditors significant accounting and reporting principles, practices and procedures applied in preparing the financial statements and any major changes to the Corporation’s accounting or reporting principles, practices or procedures, including those required or proposed by professional or regulatory pronouncements and actions, as brought to its attention by management and/or the outside auditors.

•	Review and discuss all critical accounting policies identified to the Committee by management and the outside auditors.

•	Review significant accounting and reporting issues, including recent regulatory announcements and rule changes and Canadian and U.S. GAAP matters and understand their impact on the financial statements.

•	Discuss alternative treatments of financial information under generally accepted accounting principles, the ramifications of each treatment and the method preferred by the Corporation’s outside auditors.

•	Review the results of any material difficulties, differences or disputes with management encountered by the outside auditors during the course of the audit or reviews and be responsible for overseeing the resolution of such difficulties, differences and disputes.

•	Review the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees), relating to the conduct of the audit.

•	Receive from the outside auditors, review and discuss a formal written statement delineating all relationships between the outside auditors and the Corporation, consistent with the Independence Standards Board, Standard No. 1, regarding relationships and services, which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively discuss any disclosed relationships or services that may impact the objectivity and independence of the outside auditors.

•	Review the scope, plan and procedures to be used on the annual audit and receive confirmation from the outside auditors that no limitations have been placed on the scope or nature of their audit scope, plan or procedures.

Related Party Transactions

•	Review any transaction involving the Corporation and a related party at least once a year or upon any significant change in the transaction or relationship. For these purposes, a “related party transaction” includes any transaction required to be disclosed pursuant to Item 404 of Regulation S-K.

Earnings Press Releases

•	Review and discuss with management and the outside auditors prior to release all earnings press releases of the Corporation, as well as financial information and earnings guidance, if any, provided by the Corporation to analysts and rating agencies.

Compliance With Law And Regulations

•	Meet at least annually with management to review compliance with laws and regulations (including insider reporting) in all operating jurisdictions, the effectiveness of the Corporation’s systems for monitoring compliance with laws and regulations and the results of the investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting regularities.

•	Periodically obtain updates from management regarding compliance matters.

•	Ensure that management has the proper review system in place so that the Corporation’s financial statements, financial reports and other financial information satisfy all legal and regulatory requirements.

•	Review with the Corporation’s counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, that could have a material impact on the Corporation’s financial statements or compliance policies.

•	Report regularly to the Board with respect to any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the performance and independence of the Corporation’s independent auditors and internal audit function issues.

Compliance With Corporate Business Conduct or Ethics Policies

•	Review with management, the outside auditors and legal counsel, as the Committee deems appropriate, actions taken to ensure compliance with any code of ethics or conduct for the Corporation established by the Board.

•	Review at least annually the Corporation’s Code of Business Conduct and Ethics and any other code of ethics adopted to comply with Section 406 of the Sarbanes-Oxley Act and regulations promulgated thereunder.

•	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Corporation’s ethics and conduct codes.

Administering Whistleblower Policy

•	Review at least annually the Corporation’s Audit Committee Whistleblower Policy to comply with the Sarbanes-Oxley Act.

•	Deal with complaints made by employees and others in accordance with the Whistleblower Policy.

BENNETT ENVIRONMENTAL INC.

Management’s Discussion and Analysis

Current as of February 28, 2005

The following is management’s discussion in respect of the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is current as of February 28, 2005. Additional Information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.

OVERVIEW

Bennett’s financial results in 2004 were unacceptable. The primary drivers were the negative impact of the Saglek Contract, now concluded, soil processing volumes from other customers which were below 2003 levels, costs associated with class action litigation, and costs for the closure of the Vancouver office.

In the fourth quarter, low delivered volumes of soil contributed to the decision to shut down the St Ambroise plant for the last seven weeks of the year. The Company used this time to install its new $3.5 million soil cooling process.

2004 can also be characterized as a transition year for Bennett. The Company took a series of important steps to strengthen its management team, to rebuild its sales organization and to forge new business relationships, particularly in the larger US market.

Bennett undertook an extensive recruitment process and installed a new senior team. In the first quarter, Allan Bulckaert was appointed Chief Executive Officer of the Company to replace John Bennett. In July, Bryan Maskell was appointed Vice President, North American Sales. In September, Andrew Boulanger was appointed Chief Financial Officer replacing Richard Stern and in October, Michael McSweeney was appointed to the new post of Vice President Government Relations and Environmental Affairs. In January 2005, following the resignation of Zul Tejpar as Vice President Business Development, Danny Ponn was appointed Vice President, Engineering and Business Development, and Al Bulckaert assumed line responsibility for Operations.

The Company also encountered other challenges in the year ended December 31, 2004, including a dispute on the New Jersey Federal Creosote contract and the class action in the U.S as well as related securities regulatory investigations. Details of these developments can be found in the Company’s Annual Information Form for the year ended December 31, 2004.

As 2004 drew to a close, Bennett had made rapid strides towards improving all aspects of the business including sales, government relations, business and financial controls, and corporate governance.

SELECTED ANNUAL INFORMATION

The following sets forth selected financial data for each of the three most recently completed financial years.

(Cdn$)	2004	2003	2002
Revenues	25,323,203	69,806,526	48,103,845
Net Earnings (loss)	(18,535,239)	18,173,459	12,046,276
Earnings per Share	(1.01)	1.08	0.70
Return of Sales	(73)%	26%	25%
Working Capital	26,234,525	30,159,825	18,206,207
Shareholder’s Equity	80,003,390	58,897,989	35,007,285
Total Assets	90,012,402	76,254,022	52,384,674

RESULTS OF OPERATIONS

CONSOLIDATED FINANCIAL RESULTS

The Consolidated net loss for the year was $18.5 million or a loss of $1.01 per share compared to net earnings of $18.1 million or $1.08 per share for the year ended December 31, 2003. The 2003 results have been restated to include the impact of a change in accounting policy for stock based compensation plans, as described in the section “Change in Accounting Policy”.

CONTRIBUTION MARGINS

For the year ended December 31, 2004 contribution margins (defined as revenue less operating expenses) were negative $1.4 million compared to a positive contribution of $37.4 million a year earlier.

Overall contribution margins for 2004 were negatively impacted by the Saglek Contract. The discussion below analyses margins related to the “Saglek Contract” and “Other Business”.

Contribution Margins - Saglek Contract

In late 2002 the Company was awarded a contract to remediate soil in Saglek, Northern Labrador. The contract was a fixed rate contract to excavate and remediate approximately 19,500 cubic meters of soil. The contract was a first for the Company in that it acted as primary contractor on the site rather than as a sub-contractor. Revenue from this contract was accounted for using the “percentage of completion” method. This method is generally used on long-term contracts and requires the Company to estimate its projected revenue and costs for the project on a quarterly basis and recognize revenue in proportion to the costs incurred. In late September 2004 the Company completed field work on the Saglek contract. As of December 2004, Bennett had completed the work related to the project.

Gross margins for the year were reduced by approximately $15.7 million because of the Saglek contract. At the end of 2003 the Company estimated that total revenue remaining on the contract would be approximately $10.2 million and remaining estimated costs for the contract would be approximately $6.8 million. Actual revenue recorded in 2004 was approximately $2.4 million, which was $7.8 million below expectations. The shortfall in revenue is primarily attributed to two factors;

1.	The Company expected to excavate 3,500 cubic meters in 2004. Actual excavation was approximately 1,200 cubic meters. The variance resulted in approximately $3.8 million of lower than expected revenue.

2.	The Company’s original estimates for revenue included revenue from a claim for extra expenses. In the third quarter the Company reduced its expectation of recovery of this claim by approximately $4.0 million through a reduction of revenue.

Actual expenses in 2004 for the Saglek project were approximately $18.1 compared to estimated costs of $6.8 million. Costs higher than those originally estimated were incurred as a result of:

•	Additional processing costs of approximately $6.7 million due to lower volumes which carried a higher component of fixed costs on a unit basis.

•	Higher than estimated site costs, fuel and transportation costs accounted for approximately $4.5 million.

In summary, the negative impact of Saglek contract was approximately $15.7 million for the year compared to a positive margin of approximately $18 million in 2003.

The Company has submitted approximately $9.2 million of claims for extra expenses to its customer. A net amount of approximately $4.9 million is included in accounts receivable. Successful collection of the claims is contingent on the Company’s ability to prove entitlement either to its customer or to a court of law. While the Company believes that a significant portion of these claims could eventually be recovered the matter may have to be litigated and there is no certainty that the amounts will be recovered. As such the Company has reserved $4.3 million of these amounts in 2004.

Contribution Margins - Other Business

For the year ended December 31, 2004 business other than the Saglek contract contributed a gross margin of approximately $14.3 million on revenue of approximately $22.9 million. This compares to a contribution of $21.6 million on revenue of $39.6 million 2003. Total volume processed from other business in 2004 was approximately 24,000 tonnes compared to approximately 57,000 tonnes a year earlier.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Annual Administration and Business Development costs were $15.8 million in 2004 compared to $8.5 million a year earlier. Approximately $3.1 million of this increase relates to severance, pension and costs related to the closure of the Vancouver office. Legal and professional fees were approximately $3.0 million higher in the year than the year before.

Loss from investments

For the year ended December 31, 2004 the Company recorded $0.8 million as a charge to its passive investments compared to $0.1 million for the same period last year.

Depreciation and Loss on Asset Impairment

Depreciation for 2004 was $3.7 million compared to $1.8 million in 2003. The increase in depreciation was a result of accelerated depreciation rates on equipment related to the Saglek contract.

During the year the Company recorded a loss from asset impairment of approximately $4.3 million related to a proposed treatment facility in Kirkland Lake, Ontario. Plans related to a third plant in Kirkland Lake have been postponed indefinitely.

Income taxes

For the year ended December 31, 2004 the consolidated effective tax recovery rate was 28.9%, compared to 36.9% in the year before.

Cash from operations

For the year ended December 31, 2004 cash used for operating activities before changes in operating working capital amounted to $11.7 million. Cash generated from operating working capital was approximately $7.0 million for a net use of cash from operations of approximately $4.7 million for the year. This compares to cash of $21.7 million being generated from operations other than non-cash working capital and non-cash working capital using approximately $17.2 million for a net of $4.5 million in 2003.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data – basic and fully diluted):

	2004				2003 (restated*)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	4.5	8.0	3.9	8.9	21.9	22.4	13.4	12.1
Net Income/(Loss)	(8.3)	(7.8)	(2.2)	(0.3)	6.3	6.8	2.2	2.9
Earnings Per Share – Basic	(0.45)	(0.43)	(0.12)	(0.02)	0.38	0.4	0.13	0.18
Earnings Per Share – Diluted	(0.45)	(0.43)	(0.12)	(0.02)	0.36	0.39	0.13	0.17

*	This restatement was a result of a change in stock based compensation. See note 2 a(i) of the 2004 Financial Statements

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At year end Bennett had cash and equivalents of $15.2 million and working capital stood at $26.2 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash from its accounts receivable and its operations to meet working capital requirements for 2005.

In December 2004, Bennett issued 3,000,000 common shares for gross proceeds of $12 million. The Company also issued 1,000,000 common shares on February 3, 2004 for gross proceeds of $26 million. The common shares issued in February 2004 carried 500,000 warrants exercisable at $30 per share until August 2006. Total gross proceeds from these two share issues were $38.0 million ($35.7 million after issue costs). Proceeds from these issues were used to finance the construction of the Belledune, New Brunswick plant and for general working capital purposes.

CAPITAL EXPENDITURE

For the year ended December 31, 2004 the Company invested approximately $30.2 million in capital assets and permits and other assets in the year compared to $14.8 million a year earlier. The construction of the new facility in Belledune accounted for approximately $23.1 million in 2004 compared to $6.2 million in 2003 bringing the total construction costs to approximately $29.3 million for this facility. The facility was approximately 30% over budget due to winter construction and scoping facility is now complete and is in the compliance testing phase which is expected to be completed in the third quarter of 2005. In addition the Company spent approximately $6.4 million on its facilities in Quebec primarily on a new soil cooling system ($3.5 million), upgrades to material handling systems ($1.7 million) and upgrades to its kiln ($1.1 million). Approximately $0.47 million was invested at the Company’s Cornwall plant primarily for storage capacity. The Company’s commitments for capital expenditure are less that $3.0 million for 2005 and the Company expects to fund these expenditures out of working capital resources.

LONG-TERM DEBT AND OTHER LONG-TERM COMMITMENTS

The Company has approximately $2.7 million in long term debt. In addition to this amount the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2005	$315,562
2006	188,133
2007	130,806
2008	127,782
2009	127,782
Total:	$890,065

OFF-BALANCE SHEET ARRANGEMENTS

The Company has pledged approximately $1.1 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. When the Company obtains its final operating permit for Belledune it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.

FINANCIAL AND OTHER INSTRUMENTS

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of December 31, 2004 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS

The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES

JOHN BENNETT

Mr. Bennett was the CEO until February 28, 2004 and Chairman of the Board of Directors until July 2004. In the quarter ended December 31, 2004 the Company expensed management fees to a company owned by Mr. John Bennett of approximately $48,500. In the fourth quarter of 2003 the Company expensed $47,170. For the year ended December 31, 2004, the Company expensed management fees of $0.3 million to a company owned by Mr. John Bennett, compared to $0.4 million in 2003.

PIERRE MEUNIER

During the fourth quarter of 2004, the Company expensed approximately $0.1 million compared to $0.1 million in the same period in 2003 to a law form of which Mr. Meunier is a partner.

During the year the Company expensed $0.4 million compared to $0.1 in 2003 to a law firm for which Mr. Meunier is a partner. The increase in legal fees in 2004 is related to the Ministry of Environment (Quebec) investigation into elevated levels of furans and dioxins in the vicinity surrounding the St. Ambroise, Quebec plant.

JAMES BLANCHARD

During the fourth quarter of 2004, the company expensed $1.2 million to a law firm of which Mr. Blanchard is a partner. In the fourth quarter of 2003 the Company expensed $0.

During the year the Company expensed $1.3 million compared to $0 in 2003 to a law firm for which Mr. Blanchard is a partner. The increase in 2004 is related to legal defence costs for a shareholder class action lawsuit initiated against the Company.

These transactions were incurred in the normal course of operations and represent fair market value for services rendered.

FOURTH QUARTER RESULTS

Consolidated net loss for the three months ended December 31, 2004 was $8.3 million or a loss of $0.45 per share compared to net income of 6.3 million or $0.38 per share in the 4th quarter of 2003. The primary drivers of this loss were the negative affect of the Saglek contract (see discussion on “Contributions Margins – Saglek Contract” above), low volumes, severance and pension costs related to the closure of the Vancouver office and higher professional fees from on-going litigation related to a shareholder class action lawsuit.

For the quarter ended December 31, 2004 contribution margins (defined as being revenue less operating expenses) were negative $3.3 million compared to gross margins of $11.2 million in the same quarter in 2003. Contribution margins in the fourth quarter of 2004 were negatively impacted by approximately $5.9 million with respect to the Saglek contract ($3.3 million related to costs on field work and $2.3 million in processing costs).

During the fourth quarter the Company processed approximately 3,800 tonnes from sources other than the Saglek contract generating revenue of approximately $4.5 million. Operating costs for other business in the quarter was $2.0 million or a gross margin of $2.6 million. In comparison, for the fourth quarter of 2003 contracts other than Saglek, contributed approximately $6.2 million to gross margins on revenue of approximately $10.6 million.

Administration and Business Development costs were $4.5 million compared to $2.3 million in the fourth quarter of 2003. The increase in costs is because of higher severance and pension costs in the quarter which accounted for $1.2 million and higher professional fees related to on-going class action litigation accounted for an additional $1.0 million

During the fourth quarter of 2004 the Company recorded a write down of certain passive investment the Company held of $0.7 million compared to $0.1 million in the fourth quarter of 2003.

The consolidated effective tax recovery rate of 23.4% for the fourth quarter approximates the Company’s Canadian manufacturing and processing effective statutory rate of 34%.

In the fourth quarter of 2004, consolidated cash used $7.0 million from operations before changes in operating working capital. This compares to operations generating $6.9 million in that same period in 2003. Operating working capital generated $10.2 million in the quarter compared to using $0.3 million in the same period last year.

In the fourth quarter of 2004 the Company issued 3,000,000 common shares on December 30, 2004 for gross proceeds of $12.0 million ($11.1 million after issue costs of $0.9 million).

Capital Expenditures in the fourth quarter were $5.5 million. During the quarter the Company invested an additional $1.9 million on Belledune and approximately $2.7 million on equipment upgrades to its kiln, new cooling system and material handling equipment in St. Ambroise, Quebec. Approximately $0.9 million was invested in permitting costs. In the fourth quarter of 2003 the Company invested approximately $4.9 million, primarily on its facilities in Belledune, New Brunswick.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection, and disclosure of accounting estimates used in preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•	Revenue from the Saglek Labrador long-term, fixed price contract is recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects are reviewed on an ongoing basis and adjustments to the revenue recognition ratio are made as required. The Company currently has no other contracts accounted for under the percentage of completion method.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that an impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•

The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

CHANGES IN ACCOUNTING POLICIES

The Company issues stock options from time to time to its employees, directors and consultants to the Company. Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement as January 1, 2004 resulted in an increase to share capital at December 1, 2003 of $493,601 (2002 - $4,498), contributed surplus of $1,201,776 (2002 - $492,077) and a decrease to retained earnings of $1,695,377 (2002 - $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002 and adjustments for exercised options. Compensation expense related to stock options for the twelve months ended December 31, 2004 is $675,176 (twelve months ended December 31, 2003 - $1,198,802).

SHARE CAPITAL

The number of common shares outstanding at December 31, 2004 was 21,427,440, up from 17,145,789 at December 31, 2003 and has increased by 4,000,000 shares in the year due to the share issuance on February 3, 2004 and on December 30, 2004 as noted above in the Liquidity and Capital Resources section. In addition, there were 1,031,451 stock options outstanding as at December 31, 2004 exercisable at prices from $2.17 to $22.90 a share. The February 3, 2004 share issue had warrants attached that can be exercised into 500,000 common shares at a price of $30.00 per share for a period of up to 18 months after the issue date.

The Company announced on April 21, 2004 that it had received Toronto Stock Exchange approval to commence a normal course issuer bid through the facilities of the TSX, permitting the Company to purchase for cancellation up to 900,000 common shares. The earliest the bid can commence was April 26, 2004 and it will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005. As of February 28, 2005, 11,500 shares have been purchased under the normal course issuer bid. The number of outstanding shares as at February 28, 2005 was 21,427,440 (including 11,500 shares purchased under the normal issuer bid that have not been cancelled).

OUTLOOK

As of February 28, 2005 the Company has not provided updated financial guidance for the full year and will do so once large sustainable volumes of contaminated soil from several of the Company’s contracts begin arriving at the Company’s facilities in Saint Ambroise, Quebec which is expected the first half of 2005.

RISK FACTORS

Information on “Risk Factors” can be found in the Company’s Annual Information Form dated May 1, 2004 and the Annual Information Form for the fiscal year ended December 31, 2004 expected to be filed on or about March 31, 2005.

FORWARD LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Financial Statements

(Expressed in Canadian dollars)

BENNETT ENVIRONMENTAL INC.

Years ended December 31, 2004 and 2003

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

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

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

Alan Bulckaert	Andrew Boulanger
Chief Executive Officer	Chief Financial Officer

February 28, 2005

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

February	28, 2005, except as to note 16,

which is as of March 16, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2004 and 2003

	2004	2003
		(Restated – note 2(a)(i))
Assets

Current assets:
Cash and cash equivalents	$15,180,060	$12,586,353
Accounts receivable (note 3)	14,316,648	28,839,675
Income tax receivable	3,417,204	—
Note receivable (note 4)	315,000	172,500
Prepaid expenses and other	1,531,580	2,306,876

	34,760,492	43,905,404

Future income tax asset (note 10)	891,826	—

Investments (note 4)	—	568,193

Property, plant and equipment (note 5)	48,920,377	23,779,384

Other assets (note 6)	4,793,069	7,354,403

Goodwill	646,638	646,638

	$90,012,402	$76,254,022

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$6,646,005	$9,964,937
Income taxes payable	—	2,961,632
Deferred revenue	661,557	814,409
Current portion of long-term liabilities	1,218,405	4,601

	8,525,967	13,745,579

Future income tax liability (note 10)	—	2,616,861

Long-term liabilities (note 7)	1,483,045	993,593

Shareholders’ equity:
Share capital (note 8)	67,644,681	28,397,470
Contributed surplus (note 8(f))	1,595,205	1,201,776
Retained earnings	10,763,504	29,298,743

	80,003,390	58,897,989

	$90,012,402	$76,254,022

Contingencies (notes 3 and 16)

Related party transactions (note 11)

Commitments (note 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ David Williams            Director        /s/ George Ploder             Director

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Operations and Retained Earnings

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

	2004	2003
		(Restated – note 2(a)(i))
Sales (notes 3 and 15)	$25,323,203	$69,806,526

Expenses:
Operating costs	26,736,521	32,419,935
Administration and business development (note 9)	15,780,332	8,542,452
Amortization	3,729,728	1,800,326
Foreign exchange	273,626	544,337
Loss from asset impairment (notes 5 and 6)	4,343,979	—
Interest expense	305,313	156,675

	51,169,499	43,463,725

Earnings (loss) before the undernoted	(25,846,296)	26,342,801

Gain on debt settlement (note 7)	—	1,316,936

Loss on investments (note 4)	(818,193)	(133,202)

Interest and other income	580,280	1,280,629

Earnings (loss) before income taxes	(26,084,209)	28,807,164

Income tax expense (recoverable) (note 10):
Current	(4,802,434)	8,912,582
Future	(2,746,536)	1,721,123

	(7,548,970)	10,633,705

Net earnings (loss)	(18,535,239)	18,173,459

Retained earnings, beginning of year (as restated – note 2(a)(i))	29,298,743	11,125,284

Retained earnings, end of year (as restated - note 2(a)(i))	$10,763,504	$29,298,743

Basic earnings (loss) per share (note 12)	$(1.01)	$1.08

Fully diluted earnings (loss) per share (note 12)	$(1.01)	$1.04

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

	2004	2003
		(Restated – note 2(a)(i))
Cash provided by (used in):

Operations:
Net earnings (loss)	$(18,535,239)	$18,173,459
Items not involving cash:
Gain on debt settlement	—	(1,316,936)
Amortization	3,729,728	1,800,326
Stock-based compensation	675,176	1,198,802
Loss on investments	818,193	133,202
Loss from asset impairment (notes 5 and 6)	4,343,979	—
Future income taxes (recovery)	(2,746,536)	1,721,123
Changes in operating working capital:
Partial redemption of equity investment	—	150,000
Accounts receivable	14,523,027	(16,506,230)
Prepaid expenses and other	910,523	(718,611)
Accounts payable and accrued liabilities	(3,568,932)	2,082,269
Income taxes receivable/payable	(6,378,836)	(2,900,891)
Deferred revenue	(152,852)	718,981
Severance payable (note 7)	1,660,000	—

	(4,721,769)	4,535,494
Investments:
Increase in notes receivable	(142,500)	—
Purchase of property, plant and equipment	(28,892,498)	(11,316,302)
Increase in license, permits and other assets	(1,294,032)	(3,516,569)

	(30,329,030)	(14,832,871)
Financing:
Repayments of long-term debt	(121,744)	(405,777)
Share capital issued for cash net of costs	37,838,129	4,021,868
Shares repurchased and held in treasury	(71,879)	—

	37,644,506	3,616,091

Increase (decrease) in cash and cash equivalents	2,593,707	(6,681,286)

Cash and cash equivalents, beginning of year	12,586,353	19,267,639

Cash and cash equivalents, end of year	$15,180,060	$12,586,353

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	$20,800	$16,354
Income taxes paid	385,212	11,813,473
Non-cash transactions:
Stock-based compensation included in deferred permitting	436,461	—

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

1. Operations:

The Company was federally incorporated on July 29, 1992 under the Canada Business Corporation Act and primarily carries on the business of remediating chlorinated hydrocarbon contaminated soil. The treatment of soil is performed using the Company’s thermal oxidation technology. In 1997, the Company commenced operations of its remediation site located in St. Ambroise, Quebec.

In 2002, the Company acquired Material Resource Recovery Inc. (“MRR”) which carries on the business of remediating hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units.

In 2004, the Company completed construction of a new facility in Belledune, New Brunswick. This remediation site has not yet received its final operating permit and is in the process of performing compliance tests with the Department of Environment. The Company anticipates the compliance tests to be completed and the Belledune facility to be operating in the later half of 2005.

2. Significant accounting policies:

(a)	Changes in accounting policies:

(i)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation to employees. The amended standard requires recognition of an estimate of the fair value of employee stock-based awards in earnings. Previously, the Company recorded no compensation expense when employee options were issued and consideration paid by the employees was recorded as share capital. The Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601 (2002 - $4,498), contributed surplus of $1,201,776 (2002 - $492,077) and a decrease to retained earnings of $1,695,377 (2002 - $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted to employees after January 1, 2002, as adjusted, and adjustments for exercised options. Compensation expense related to employee stock options for the twelve months ended December 31, 2004 is $675,176 (twelve months ended December 31, 2003 - $1,198,802).

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(a)	Changes in accounting policies (continued):

	As previously reported	Adjustment	Restated
As at December 31, 2002:
Retained earnings	$11,621,859	$(496,575)	$11,125,284
Share capital	23,882,001	4,498	23,886,499
Contributed Surplus	—	492,077	492,077

As at December 31, 2003:
Retained earnings	30,994,120	(1,695,377)	29,298,743
Share capital	27,903,869	493,601	28,397,470
Contributed surplus	—	1,201,776	1,201,776

(ii)	Asset Retirement Obligation:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountant’s handbook section 3110, Asset Retirement Obligations. The new section is for fiscal years beginning on January 1, 2004. S.3110 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and (or) normal use of the assets. The Company would also record a corresponding increase to the carrying amount of the related long-lived asset and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time and changes in the amount and timing of estimated future cash flows underlying the initial fair value measurement. The Company considered each of its three manufacturing plants and individual permit arrangements. Where applicable, letters of credit have been issued to cover potential costs upon ceasing operations. As at December 31, 2004 no legal liability is estimated to exist; therefore, no obligation has been accrued.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(a)	Changes in accounting policies (continued):

(iii)	Long-lived assets:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountant’s handbook section 3063, Impairment of Long-Lived Assets. S.3063 requires an entity to evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a long-lived asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The Company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s).

(iv)	Termination benefits:

Effective January 1, 2004, the Company adopted the Emerging Issues Committee abstract of issue discussed EIC-134, Accounting for Severance and Termination Benefits. This abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. During 2004, the Company accounted for severance arrangements in accordance with this abstract.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(b)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Bennett Remediation Services Ltd. (“BRS”), Bennett RemTech Ltd. (“BRT”), Bennett Environmental U.S., Inc. (“BEIUS”), Récupère Sol Inc. (“RSI”), Material Resource Recovery, Inc. (“MRR”) and Bennett Environmental New Brunswick Inc. (“BEINB”) All material intercompany transactions and balances have been eliminated on consolidation.

(c)	Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of percentage of completion and estimated project costs and revenues for contract revenue recognition, recoverability of accounts receivable, deferred permitting costs, property, plant and equipment and of other assets, the assessment of realization on future income tax balances and estimates of future obligations related to asset retirement obligations and environmental obligations. Actual results could differ from those estimates.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(e)	Work-in progress:

Work-in-progress related to costs incurred to ship untreated soil to the treatment facility and other treatment costs for soil, for which treatment is not complete, are not significant in 2004 and 2003 and are included in prepaid expenses and other assets. These amounts will be expensed when the related treatment of the related soil is complete.

(f)	Investments:

Investments where the Company has the ability to exercise significant influence are recorded on the equity basis of accounting and the Company’s share of earnings (loss) is included in the computation of earnings.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(f)	Investments (continued):

Investments where the Company does not exercise significant influence are accounted for under the cost method, under which the investment is carried at cost, and income is reflected only to the extent of dividends received.

The Company’s management reviews the estimated realizable value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investees. If an other than temporary impairment in value is determined, a provision is recognized.

(g)	Property, plant and equipment:

Property, plant and equipment is recorded at cost. Amortization is not taken until the asset has been put into use by the Company. The Company annually evaluates for long-lived asset impairment in accordance with S. 3063, Impairment of Long-Lived assets (2(a)(iii)). Amortization commences on property, plant and equipment under construction once construction has been completed.

Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate
Automobiles	declining balance	30%
Computer equipment	declining balance	30%
Equipment – ELI	straight-line	2 years
Kiln – AGT, furniture and equipment and treatment equipment	declining balance	20%
Kiln – RSI facility	straight-line	10 years
Land improvements	declining balance	8 to 20%
Leasehold improvements	straight-line over term of lease	term of lease
Storage building and pads	straight-line	20 years
Software	declining balance	100%
Treatment building	declining balance	20%

(h)	Other assets:

The Company defers costs incurred related to securing permits to operate their kilns. Deferred permit costs are amortized over ten years, commencing in the year the permit is secured. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(h)	Other assets (continued):

Operating licenses and other assets related to ELI are amortized over period up to ten years, being the estimated useful lives of the assets and the expected term of the licenses. Any remaining balance related to these assets is expensed in the event the assets are determined to have no value or the licenses and permits are not renewed.

(i)	Stock-based compensation:

The Company has a stock-based compensation plan for executives and other key employees. The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options, and, on a retroactive basis, began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued (see note 2(a)(i)). Consideration paid by employees on the purchase of shares and exercise of stock options is recorded as share capital.

The Company accounts for all stock-based payments to non-employees using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

(j)	Goodwill:

The Company accounts for goodwill and intangible assets under the provisions of Canadian Institute of Chartered Accountants Handbook Section 3062 (“CICA 3062”), Goodwill and Other Intangible Assets. Under CICA 3062, goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. In the fourth quarter of 2004 and 2003, the Company completed its annual impairment test for goodwill and determined that no impairment has occurred. The Company has identified one reporting unit.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

(k)	Revenue recognition:

The Company generally recognizes revenues on remediation activities when these services are completed. When the Company performs remediation services on short term contacts with multiple revenue generating activities, the Company recognizes revenue on delivered elements based on their relative fair value to that of the estimated total contract value.

Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Each reporting period, the Company recognizes adjustments from previously calculated and reported revenues and contract costs. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amount billed to date.

(l)	Translation of foreign currency:

BEIUS, a wholly-owned foreign subsidiary, has a Canadian dollar functional currency since its operations are integrated with those of its parent. The accounts of BEIUS have been translated into Canadian dollars as follows:

(i)	monetary assets and liabilities at the year-end Canadian dollar rate;

(ii)	non-monetary assets and liabilities at the historical rate of exchange; and

(iii)	revenues and expenses at the rate at the time of the transaction.

Translation gains or losses are included in the determination of earnings.

(m)	Fair value of financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, work-in-progress, prepaid expenses, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term liabilities approximates fair value.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

2. Significant accounting policies (continued):

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

(o)	Net earnings (loss) per share:

Net earnings (loss) per share are calculated based on the weighted average number of common shares outstanding. Fully-diluted earnings per share are calculated using the treasury stock method.

(p)	Comparative figures:

Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

3. Accounts receivable:

	2004	2003
Accounts Receivable - billed	$13,039,690	$11,979,171
- unbilled	1,276,958	16,860,504

	$14,316,648	$28,839,675

Included in accounts receivable are amounts outstanding from one customer of approximately $12.3 million (2003 - $20.2 million). Included in this receivable are claims for additional work performed pursuant to the contracts which are in dispute with the customer. Accounts receivable and revenue at December 31, 2004 have been reduced by an estimated provision pending resolution of this matter.

The ultimate settlement of the claim is expected in 2005 and may result in a change in the estimated amounts of revenues and receivable recorded on this project.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

4. Investments:

	2004	2003
Investment accounted for using the cost method	$—	$440,000
Investment accounted for using the equity method, net of Company’s share of net loss and partial redemption	—	128,193

	$—	$568,193

During the year, the value of investments accounted for under the cost method became impaired on an other than temporary basis which resulted in a write off of $540,000. The Company also wrote off the carrying value of its equity accounted investment together with unsecured receivables in 2004 which resulted in a loss of $278,193 due to the losses incurred by the investee and the other than temporary impairment in value during the year. Amounts advanced to this investee and accrued interest which are secured have been recorded as note receivable in the amount of $315,000 (2003 - $172,500).

5. Property, plant and equipment:

	2004			2003
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Automobiles	$180,358	$95,450	$84,908	$177,837	$64,647	$113,190
Computer equipment	599,862	308,052	291,810	440,222	233,019	207,203
Equipment – ELI (note 6)	534,000	267,000	267,000	534,000	—	534,000
Furniture and equipment	1,077,448	519,698	557,750	955,014	404,626	550,388
Kilns	16,312,361	4,704,540	11,607,821	11,361,344	3,965,415	7,395,929
Land	88,228	—	88,228	83,579	—	83,579
Land improvements	139,577	41,773	97,804	90,103	31,845	58,258
Leasehold improvements	58,322	58,322	—	58,322	54,774	3,548
Software	301,008	244,753	56,255	200,671	176,275	24,396
Storage building and pads	5,981,467	1,171,468	4,809,999	5,933,465	791,467	5,141,998
Treatment building	3,437,471	273,212	3,164,259	2,506,008	160,601	2,345,407
Treatment equipment	31,232,312	3,337,769	27,894,543	9,625,650	2,304,162	7,321,488

	$59,942,414	$11,022,037	$48,920,377	$31,966,215	$8,186,831	$23,779,384

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

5. Property, plant and equipment (continued):

At December 31, 2004, property, plant and equipment includes $33,297,946 of assets under construction (2003 - $6,205,736) related to the new remediation site in New Brunswick and no depreciation has been recorded on these assets since they are not available for productive use.

During the year, capital assets related to the Kirkland Lake project were written-off. The application for permitting of this site was postponed indefinitely (note 6); therefore, related equipment was transferred to other facilities and are being used for alternative purposes. An impairment charge of $921,212 was realized on this equipment.

6. Other assets:

	2004	2003
Other assets:
Deferred permitting costs (amortization nil for 2004 and 2003) (note 2(h))	$3,286,808	$4,979,081
Operating permits, licenses and other assets – ELI (net of amortization of $899,436 (2003 - nil)	899,436	1,798,872
Cash surrender value of insurance (note 7)	606,825	576,450

	$4,793,069	$7,354,403

The Company is in the process of obtaining a final operating permit for its New Brunswick facility and will commence amortizing the related permitting costs upon obtaining this approval.

During the year, the Company wrote-off permitting costs of $3,422,767 related to its bid to acquire a permit in Kirkland Lake. The Kirkland Lake project has been postponed indefinitely.

The Company acquired certain operating permits, licenses and other assets from ELI Eco Logic Inc. in December 2003 for cash and notes payable (note 7).

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Long-term liabilities:

Long-term liabilities comprises the following:

	2004	2003
Promissory note, unsecured non-interest bearing, due December 31, 2005 (note 6)	$300,000	$300,000
Promissory note, non-interest bearing, due upon receipt by the Company of license assignment from two specified licensees (note 6)	—	100,000
Capital lease obligation	—	21,744
Tenure agreement	741,450	576,450
Severance payable	1,660,000	—

	2,701,450	998,194
Current portion of long-term liabilities	1,218,405	4,601

	$1,483,045	$993,593

During 2003, the Company concluded a settlement agreement with IT Corp and obtained court approval accepting this settlement in the fourth quarter of 2003. Under the terms of the settlement agreement, the Company’s obligation to IT Corp was extinguished. Accordingly, the Company recorded a gain on debt settlement of $1,316,936 in 2003.

The Company entered into a tenure agreement with the founder of the Company, Mr. John Bennett, which provides an annual allowance of $69,500 until age 85. The present value of these payments using an interest rate of 5.75% at December 31, 2004 is approximately $741,450 which the Company intends to fund from cash flows and, in part, from the cash surrender value of a life insurance policy it holds on Mr. Bennett. The cash surrender value of this life insurance policy is $606,825 at December 31, 2004 (note 6). An expense of $134,625 (2003 - $65,000) is included in administration and business development with respect to this tenure allowance.

During the year ended December 31, 2004, plans were approved to close the Vancouver administrative office in 2005. During this period, certain executive employment agreements were also terminated resulting in severance obligation payments over periods ending December 31, 2008. As a result of these terminations, the Company has accrued and expensed administration and business development severance costs of $1,660,000, using an interest rate of 5.75% over the payment term, which will be accreted as interest expense over the payment dates.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

7. Long-term liabilities (continued):

Principal payments on long-term liabilities as at December 31, 2004 are as follows:

2005	$1,218,405
2006	686,102
2007	256,435
2008	65,721
2009	65,721
Thereafter	409,066

$2,701,450

8. Share capital:

(a)	The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares (none issued).

(b)	On February 3, 2004, the Company completed a financing arrangement with an Underwriter whereby the Underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share and one half common share purchase warrant at $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction were $24,700,000. No share purchase warrants have been exercised at December 31, 2004.

(c)	On December 30, 2004, the Company completed another financing arrangement with an Underwriter whereby the Underwriter agreed to purchase 3.0 million common shares from treasury at $4 per common share for gross proceeds of $12,000.000. The common shares issued consist of 2.5 million common shares from the bought deal financing and an additional 500,000 common shares were issued under an option granted to the Underwriter, which the Underwriter has exercised in full. Net proceeds from this financing transaction were $11,329,450

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

8. Share capital (continued):

(d)	The issued share capital of the Company is as follows:

	Common	Amount
		(Restated–note 2(a)(i))
Balance at December 31, 2002	16,508,739	$23,886,499
Issued during the year ended December 31, 2002 for:
Exercise of options	637,050	4,021,868
Stock-based compensation related to exercise of options	—	489,103

Balance at December 31, 2003	17,145,789	28,397,470

Issued during the year ended December 31, 2004 for:
Exercise of options	281,651	2,115,156
Stock-based compensation related to exercise of options	—	718,208
Private placement	1,000,000	26,000,000
Bought deal	3,000,000	12,000,000
Share issue costs		(2,277,027)
Tax benefits related to share issue costs	—	762,753

Total issued shares	21,427,440	67,716,560
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)

Balance at December 31, 2004	21,415,940	$67,644,681

(e)	Stock option plan:

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

The weighted average fair value of the options granted for the year was $4.55 per share (2003 - $3.67 per share).

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

8. Share capital (continued):

(e)	Stock option plan (continued):

Stock option activity for 2004 and 2003 is presented below:

	2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	1,120,602	$9.21	1,419,953	$5.67
Granted	210,000	5.19	564,000	18.02
Exercised	(281,651)	7.51	(636,850)	6.31
Cancelled	(17,500)	14.09	(226,501)	9.95

Outstanding, end of year	1,031,451	$8.07	1,120,602	$9.21

Exercisable, end of year	711,951	$8.65	803,500	$6.99

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares	Weighted average remaining contractual life (in years)	Weighted average exercise price per share	Number exercisable	Weighted average exercise price per share
$2.17 – 3.55	296,501	0.76	$2.79	296,501	$2.79
$4.84 – 7.10	350,500	3.10	5.39	125,500	5.54
$9.10 – 14.29	225,450	2.01	12.51	190,450	12.81
$17.43 – 22.90	159,000	3.91	22.06	99,500	22.06

	1,031,451		$8.07	711,951	$8.65

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

8. Share capital (continued):

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	2.7%	2.6%
Dividend yield	—	—
Expected option lives	5 years	2 years
Volatility	135.7%	42.0%

(f)	Contributed surplus:

	2004	2003
		(Restated - note 2(a)(i))
Balance, beginning of year	$1,201,776	$492,077

Stock-based compensation charge to earnings	675,176	1,198,802

Stock-based compensation to non-employees included in deferred permitting costs	436,461	—

Stock-based compensation related to options exercised	(718,208)	(489,103)

	$1,595,205	$1,201,776

9. Administration and business development:

	2004	2003
Insurance	$1,222,389	$875,032
Marketing and public relations	2,059,459	2,146,191
Office supplies and miscellaneous	1,563,602	1,151,598
Wages, salaries, fees and stock base compensation	3,463,334	2,783,337
Professional fees	4,711,548	1,586,294
Severance and termination	2,760,000	—

	$15,780,332	$8,542,452

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

10. Income taxes:

Income tax expense varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 35.6% (2003 – 36.6%) to earnings before income taxes as shown in the following table:

	2004	2003
Combined Canadian federal and provincial income taxes at expected rate	$(9,285,978)	$ 10,543,422
Provincial tax rate difference	786,305	(901,356)
Permanent and other differences	950,703	991,639

	$(7,548,970)	$10,633,705

The Company has non-capital losses carried forward of approximately $4,142,000, which are available to reduce future years’ income for income tax purposes.

Non-capital loss carry forwards expire as follows:

2011	$3,039,000
2010	31,000
2009	1,046,000
2008	25,000
2007	1,000

$4,142,000

The composition of the future tax assets at December 31 is as follows:

	2004	2003
Future tax assets:
Loss carry forwards	$1,458,032	$363,341
Share issue costs	657,605	—
Tenure/severance	866,923	—
Other	174,053	—

Net future tax assets	3,156,613	363,341

Future tax liabilities:
Property, plant and equipment	(710,921)	(1,185,787)
Deferred permitting costs	(1,028,975)	(1,672,971)
Other	(524,891)	(121,444)

	(2,264,787)	(2,980,202)

Net future income tax asset (liability)	$891,826	$(2,616,861)

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

10. Income taxes (continued):

Management believes that realization of the net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

11. Related party transactions:

During the year ended December 31, 2004, the Company expensed management fees of $336,642 (2003 - $446,931) to a company owned by a director and officer of the Company.

During the year ended December 31, 2004, the Company expensed legal fees of $1,733,668 (2003 - $23,780) to the Company’s legal counsels, of which one of the partners is a director of the Company.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2004, the Company recorded an investment loss of $278,193 from an investment accounted for under the equity method (note 4).

12. Earnings (loss) per share:

Basic earnings per share are calculated based upon the weighted average number of voting common shares outstanding during the year, which was 18,272,090 (2003 - 16,790,724).

Fully diluted earnings per share reflects the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised or converted at the beginning of the year or the date issued, if later. The number of shares used for the calculation of the fully diluted earnings per share is 18,272,090 (2003 - 17,527,801) based on application of the treasury stock method.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

12. Earnings (loss) per share (continued):

The reconciliation of the net earnings and weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

	2004		2003
	Net earnings	Number of shares	Net earnings	Number of shares
Net earnings (loss)	$(18,535,239)	18,272,090	$18,173,459	16,790,724
Dilutive effect of stock options -	—	—	—	737,077

Diluted earnings per common share	$(18,535,239)	18,272,090	$18,173,459	17,527,801

Options aggregating 1,031,451 (2003 – 383,525) and common share purchase warrants totaling 1,000,000 (2003 – nil) (note 8(b)) have not been included in the computation of diluted earnings per common share as they were anti-dilutive.

13. Financial instruments:

(a)	Foreign currency risk management:

A substantial amount of the Company’s revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts. There were no such derivative contracts in place at December 31, 2004.

(b)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at December 31, 2004, two customers represented 80% of accounts receivable (2003 – 81%). Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

14. Commitments:

Future minimum annual rental payments for operating leases are payable over the next five years and thereafter as follows:

Year ending December 31:

2005	$315,562
2006	188,133
2007	130,806
2008	127,782
2009	127,782

$890,065

Letters of credit outstanding at December 31, 2004 are $1,141,170 (2003 - $1,092,000) held as security for the MRR facility site for the Ministry of the Environment.

15. Segmented information:

(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. Sales during the year to customers domiciled in the United States amounted to $10,214,976 (2003 - $23,985,810) and in Canada amounted to $15,108,227 (2003 - $45,820,716).

(b)	Major customers:

For the year ended December 31, 2004, revenues from two customers, Customer A and Customer B represented approximately 33% and 29%, respectively of total revenues (2003 – two customers 33% and 43%). A long-term contract in place during 2003 with Customer B was completed during 2004.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

16. Contingencies:

Judicial Review of Minister Decision:

On May 20, 2004, the Company received a report from the federal Canadian Environment Assessment Agency (the “CEAA”) which confirmed that there was no reason to conclude that the Company’s facility at Belledune, New Brunswick would likely cause significant adverse transboundary environmental effects. The study team was comprised of experts from Fisheries and Oceans Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada and the CEAA.

Despite the findings of this report, the former federal Minister of the Environment, the Hon. David Anderson, referred the project to a CEAA federal review panel to assess the potential transboundary environmental effects of the Belledune facility. The Company applied to the Federal Court of Canada for a judicial review of the legality of the Minister’s decision to refer this project to a review panel.

On August 19, 2004, the Federal Court of Canada granted the Company’s application and quashed the decision by the former federal Minister of Environment to refer the project to a review panel. The federal Minister of Environment has appealed the Federal Court of Canada decision to the Federal Court of Appeal. The appeal is pending.

Manville, New Jersey (Federal Creosote Contracts):

In June 2003, the Company announced that it had been awarded a subcontract (the “2003 Phase III Contract”) to treat 300,000 tons (plus or minus 15%) of soil contaminated with wood treatment chemicals such as creosote, from the Federal Creosote Superfund Site (the “FC Site”) in Manville, New Jersey. The 2003 Phase III contract is an indefinite delivery/indefinite quantity (“ID/IQ”) contract.

Shortly after the award of the 2003 Phase III Contract, an unsuccessful bidder lodged a protest of the award with United States Army Corps of Engineers (the “Corps”), which supervises the contractors on the FC Site and is responsible for the remediation process and consents to the award of subcontracts and under U.S. government procurement regulations. The Corps alleges, and the Company disputes, that the Corps withdrew its consent to the award of the 2003 Phase III Contract to the Company, although it consented to ship up to 10,000 tons of soil to the Company for treatment under the 2003 Phase III Contract. The principal contractor on the FC Site did not take any action to cancel the 2003 Phase III Contract, or otherwise notify the Company of the Corps’ actions. The Company began receiving shipments against the 2003 Phase III Contract in August 2003.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

16. Contingencies (continued):

Manville, New Jersey (Federal Creosote Contracts) (continued):

After the unsuccessful bidder’s protest of the 2003 Phase III Contract, the principal contractor issued an Invitation for Bids (“IFB”) in November 2003 for an lD/IQ contract for thermal remediation. The IFB provided for a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons. The Company bid on the IFB in December 2003, and was notified in early 2004 that it was the low bidder. During and after the bidding process, the Company repeatedly asked the principal contractor to state whether the IFB supplemented or replaced the 2003 Phase III Contract. The principal contractor did not respond to these queries. To benefit from deliveries from the FC site, the Company elected to participate in the contract process, while continuing to seek clarification from the principal contractor and the Corps regarding the IFB. Without waiving any of its rights under the 2003 Phase III Contract, on June 3, 2004 the Company entered into an lD/IQ subcontract (the “2004 Phase III Contract”) with a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons for the same type of services as were covered by the 2003 Phase III Contract. The 2004 Phase III Contract is on less favorable economic terms than the 2003 Phase III Contract but is consistent with pricing under FC Site contracts concluded before the 2003 Phase III Contract. On July 22, 2004, the Company announced that, based on correspondence received from the Corps, all future shipments from the FC Site will be delivered under the 2004 Phase III Contract.

Currently, a number of agencies ranging from municipal to federal and including the United States Environmental Protection Agency (the “EPA”) are conducting studies to determine the extent of excavation required at the FC Site in order to remove soil contaminants including creosote. The extent of the excavation is ultimately expected to be dependent upon a number of factors including a decision by municipal authorities as to the future use of the land and United States federal government funding restrictions imposed on the EPA. The Company is awaiting a definitive design plan from the EPA to better evaluate the prospects for additional contracts for the FC Site. The extent of the excavation will be factored into the definitive design plan for the FC Site and will be a primary factor in determining the tonnage of soil to be treated by the Company.

Class Action:

On July 30, 2004, a class action lawsuit was filed in the United States against the Company and certain officers. A total of 12 similar actions have been filed to this date. Plaintiffs filed a Consolidated Amended Complaint on December 23, 2004. That complaint asserts claims under sections 10(b) and 20(a) of the

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

16. Contingencies (continued):

Class Action (continued):

United States Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project. The consolidated complaint names as defendants the Company, its former Chairman and Chief Executive Officer John Bennett, its current Chief Executive Officer Allan Bulckaert, its Vice President of Engineering and Business Development Danny Ponn, its former Chief Financial Officer Richard Stern and its former Vice President of Sales and Marketing for the United States Robert Griffiths. Plaintiffs purport to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants have filed motions to dismiss the consolidated amended complaint. At present the claim of the lead plaintiff (not including claims of any other plaintiffs or potential plaintiffs) is approximately US$3.11 million. The Company disagrees with the allegations and intends to defend against them vigorously.

Regulatory Investigations:

On January 29, 2004, the Company announced that it was in discussions with Ontario Securities Commission (the “OSC”) concerning a disclosure issue raised by the OSC staff arising from information disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. OSC staff suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material. The Company has not heard from the OSC staff on this matter since September 30, 2004.

On July 30, 2004, the Company was informed by the OSC that it was investigating the trading of shares of the Company prior to (i) the disclosure on March 29, 2004 relating to delays in shipments of soil from the two largest customers of the Company which caused an unscheduled shut down of the Company’s plant in Saint Ambroise, Québec, and (ii) the disclosure on July 22, 2004 regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The OSC requested a detailed written chronology of the events which resulted in the announcements on March 29, 2004 and July 22, 2004. On August 26, 2004, the OSC requested further information and documents relating to (i) the Saglek Labrador project for the Department of National Defense, (ii) the timely disclosure of the Federal Court of Canada decision to quash the decision of the former federal Minister of Environment to refer the Company’s project in Belledune, New Brunswick to a federal review panel, and (iii) the Company’s customer contract backlog status, projected soil volume to be processed in the third quarter of 2004 and the plans for the Belledune facility.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

16. Contingencies (continued):

Regulatory Investigations (continued):

On August 19, 2004, the Company was advised by the Toronto Stock Exchange (“TSX”) that the TSX was also investigating the Company’s July 22, 2004 announcement regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The TSX requested certain information in connection with its investigation. The Company provided the requested information and documents in respect of each of the above requests to the OSC and the TSX on September 30, 2004.

The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the OSC giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company failed to disclose the change in status of the contract at the Federal Creosote Site, and made allegations of illegal insider trading. Submissions, if any, are to be submitted to the OSC by March 17, 2005.

On March 16, 2005, the Company received a letter from the TSX alleging that the Company had breached the TSX’s timely disclosure policy by failing to promptly disclose the change of the status of the 2003 Phase III Contract in August 2003 after the Company’s original press release of the award of the 2003 Phase III Contract on June 2, 2003. The TSX also alleged in the letter that the Company did not provide balanced disclosure by failing to disclose the removal of the Company from certain indices. The TSX requested a meeting with the Company and at least one independent director to be held by April 8, 2005, and asked the Company’s disclosure committee to attend a timely disclosure education session. The TSX also advised that it intended to pass its findings to the OSC.

In a letter dated August 23, 2004, the United States Securities and Exchange Commission (the “SEC”) advised the Company that the SEC is conducting an informal inquiry of the Company. The SEC requested that the Company voluntarily produce certain records and oral testimony, and the Company is cooperating with the request. According to the notice, “[t]his request is confidential and should not be construed as an indication by the Commission or its staff that any violation of the Federal Securities laws has occurred, nor should it be construed as a reflection upon any security, person or entity.” The SEC subsequently obtained a judicial order opening a formal investigation and authorizing it to depose witnesses.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

16. Contingencies (continued):

Regulatory Investigations (continued):

In a letter dated September 3, 2004, the Company received notice from the NASD Regulatory Division (the “NASD”), on behalf of the American Stock Exchange (the “AMEX”), that it is conducting a review of certain transactions in the Company’s common shares which occurred prior to the Company’s announcement on July 22, 2004 of the loss in its second quarter of 2004. According to the notice, “[t]his is a routine review and should not be construed as an indication that any violations of Federal Securities laws or Exchange rules have occurred, on an adverse reflection on the Company, its securities or any individual who effected transactions in such securities.” On December 22, 2004, the Company received a request for additional information to which the Company responded on February 11, 2005.

The Company is continuing to cooperate with all regulatory agencies regarding these inquiries and investigations.

Quebec Order

On September 17, 2004, RSI received a Preliminary Notice to the issuance of an Order from the Quebec Ministry of Sustainable Development and Parks (formerly the Quebec Ministry of the Environment) concerning the RSI plant in Saint-Ambroise. The Preliminary Notice alleges that increases in levels of dioxins and furans measured in soils near the RSI plant are attributable to RSI. If issued, the Order seeks to require RSI to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry.

On November I, 2004, RSI filed its observations with respect to the allegations contained in the Preliminary Notice, The Company disputes allegations contained in the Preliminary Notice. In support of its position, the Company commissioned several qualified third-party experts to review the allegations contained in the Preliminary Notice. The experts retained support of the Company’s position that other sources may have contributed to increases in levels of dioxins and furans in the soil around the RSI plant.

Since the filing of its observations, RSI has exchanged correspondence and has had several discussions with the Ministry. Recently, at a meeting held on February 9, 2005, the Company met with Ministry officials where they asked the Company to develop an action plan to address the concerns raised in the Preliminary Notice. The Company developed an action plan that it believes addresses the Ministry’s concerns, while at the same time allow it to remain commercially competitive. The action plan was submitted to the Ministry on February 21, 2005. Subsequently, there is a submission of an amended action plan on March 21, 2005. The Company anticipates further discussion with the Ministry.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as summarized below:

(a)	Earnings (loss) and earnings (loss) per share:

	2004	2003
Net (loss) earnings in accordance with Canadian GAAP	$(18,535,239)	$19,372,261
Compensation expense (d)	621,029	(104,903)
Deferred permitting costs (e)	(1,730,494)	(1,717,697)
Write-down of deferred permitting costs (e)	3,422,767	—
Recovery of deferred business development costs (f)	—	43,950
Loss on investments (g)	81,050	—
Future income tax recovery on U.S. GAAP adjustments (h)	(610,911)	479,302

Net (loss) earnings per share in accordance with U.S. GAAP	$(16,751,798)	$18,072,913

Basic earnings (loss) per share in accordance with U.S. GAAP	$(0.92)	$1.08

Diluted earnings (loss) per share in accordance with U.S. GAAP	$(0.92)	$1.03

	2004	2003
Weighted average shares outstanding (note 12):
Basic	18,272,090	16,790,724
Fully diluted	18,272,090	17,527,801

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(b)	Balance sheet:

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	Investments	Other assets	All other	Total
Assets in accordance with Canadian GAAP as at December 31, 2004	$—	$4,793,069	$85,219,333	$90,012,402
U.S. GAAP adjustments	—	(3,286,808)	—	(3,286,808)
Future income tax recovery on U.S. GAAP adjustment (h)	—	—	1,062,057	1,062,057

	$—	$1,506,261	$86,281,390	$87,787,651

Assets in accordance with Canadian GAAP as at December 31, 2003	$568,193	$7,354,403	$68,331,426	$76,254,022
U.S. GAAP adjustments	(81,050)	(4,979,081)	—	(5,060,131)

	$487,143	$2,375,322	$68,331,426	$71,193,891

	2004	2003
Liabilities in accordance with Canadian GAAP	$10,009,012	$17,356,033
Future income tax recovery on U.S. GAAP adjustments (h)	—	(1,672,971)

	$10,009,012	$15,683,062

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(b)	Balance sheet:

	2004	2003
Shareholders’ equity in accordance with Canadian GAAP	$80,003,390	$58,897,989
Deferred permitting and business development costs (f) and (g)	(3,286,808)	(3,387,160)
Future income taxes (h)	1,062,057	—

Shareholders’ equity in accordance with U.S. GAAP	$77,778,639	$55,510,829

Shareholders’ equity in accordance with U.S. GAAP is comprised of:
Share capital	$70,974,653	$31,999,745
Additional paid-in capital (e) and (f)	1,395,304	1,356,651
Deferred compensation expense (e)	(54,990)	(61,037)
Retained earnings	5,463,672	22,215,470

	$77,778,639	$55,510,829

(c)	Statement of cash flows:

Under United States GAAP, cash provided by operations would decrease by $1,294,032 (2003 - ($1,194,445)) and cash used in investments would decrease by $1,294,032 (2003 - ($1,194,445)) for the costs of deferred permitting and business development, which would be expensed as incurred and classified as a component of operating cash flows under United States GAAP.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Stock-based compensation:

(i)	For United States GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensation expensed is remeasured based on the option’s intrinsic value at each reporting date until the date award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP, the Company has accounted for employee stock based compensation as described in note 2(a)(i).

Accounting for employee stock options under U.S. GAAP would result in a reclass to increase share capital and a corresponding decrease in additional paid-in capital of $9,448 (2003 - $104,903; 2002 - $1,660,246 both to additional compensation expense and a corresponding increase to paid-in capital).

Under United States GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense for stock options, warrants and other equity instruments issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. Under Canadian GAAP, the Company has applied the fair value method for non-employee awards granted since January 1, 2002. Under this policy, stock options issued to non-employees after December 31, 2002, the only measurement difference for non-employees are those carried forward from previous periods as noted below. The fair value of stock options and warrants granted to non-employees during the year ended December 31, 2001 was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2004 and 2003

17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Stock-based compensation (continued):

2001
Expected volatility	74.1%
Risk-free interest rate	4.0%
Dividend yield	—
Expected life of options	3 to 5 years

(e)	Deferred permitting costs:

Under Canadian GAAP the expenditures relating to the acquisition of operating permits may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP these expenditures are charged to expense when incurred.

(f)	Deferred business development costs:

Under Canadian GAAP, expenditures relating to the development of new business may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP, these expenditures are charged to expense when incurred.

(g)	Loss on investments:

Under Canadian GAAP, certain investments were written-off during 2004 and for U.S. GAAP purposes, these investments were written-down in prior years. For U.S. GAAP purposes, 2004 write-offs totaling $81,050 have been reduced since they were previously recorded for U.S. GAAP purposes.

(h)	Income taxes:

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