Form 40-F/A
period 2004-12-31
BENNETT ENVIRONMENTAL INC
filed 2006-06-16
CIK 1048295

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
Commission File Number 0-30946

BENNETT ENVIRONMENTAL INC.
(Exact Name of Registrant as Specified in its Charter)

Federally Incorporated in Canada
(Province or Other Jurisdiction of Incorporation or Organization)
Suite 208 — 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5
(905) 339-1540
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19804
(800) 927-9800
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
N/A
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☑	Annual information form

☑	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
21,427,440 Common Shares without Par Value
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. YES ☐ NO ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days  YES ☑ NO ☐

EXPLANATORY NOTE
     During the course of the year end December 31, 2005 audit process, the Company determined there was an error in how it accounted for certain revenue under the percentage-of-completion method of revenue recognition in 2004 and 2003 related to one of its principal contracts, the Saglek contract. In addition, the Company determined that during 2003 and 2004 certain expense items relating to the Saglek contract were recorded in the incorrect period and items of a capital nature were expensed in the period incurred rather than being capitalized. The Company’s Board of Directors approved management’s recommendation to restate its consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003. In accordance with the restatement, the Company is filing this amendment to Form 40-F to include restated Management’s Discussion and Analysis disclosure and restated audited financial statements for these periods.

PRINCIPAL DOCUMENTS
     The following documents of Bennett Environmental Inc. (the “Company”) have been filed as part of this Annual Report on Form 40-F:
1.	Annual Information Form of the Company for the year ended December 31, 2004.*
2.	Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2004.
3.	Restated Audited Consolidated Financial Statements of the Company for the years ended December 31, 2004 and 2003, together with the auditor’s report thereon (Note 17 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).

*	Incorporated from the original Annual Report on Form 40-F for the year ended December 31, 2004 filed on March 31, 2005.
FORWARD LOOKING STATEMENTS
This amended report contains forward-looking statements concerning anticipated developments in the operations of the Company and certain future periods, planned development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning our operations and related estimates also may be deemed to be forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those principal disclosure documents of the Company included in this amended Annual Report on Form 40-F/A.
The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2003 and 2004. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer who serves as our principal executive officer and our Chief Financial Officer who serves as our principal financial officer as appropriate to allow timely decisions regarding required disclosure. Included in this evaluation, the Company reevaluated the revenue from claims and change orders it had recognized in connection with the Saglek Contract. During the preparation of the Company’s 2005 financial statements, the Company became aware that certain revenues were inappropriately recognized in 2003 from claims and change orders in connection with the Saglek Contract. These matters are more fully discussed in Note 3 of the restated 2004 financial statements. Accordingly, as part of this report, the Company is restating its previously issued financial statements for fiscal years ended 2003 and 2004 to correct the allocation of revenue recognized from the Saglek Contract in 2003 and 2004. Based on this subsequent review and in light of our restatement for the years ended 2003 and 2004, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2003 and 2004 because of certain material weaknesses including the lack of clear defined disclosure policy and procedures and insufficient review and supervision.

Under new management, the Company has taken several steps to improve its disclosure controls and procedures since late 2004. Disclosure controls were evaluated and improved during 2005. The Company has implemented a formal Disclosure Committee charged with overseeing the Company’s timely disclosure of material information. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by the Company with securities regulatory authorities is recorded, processed, summarized and communicated to management on a timely basis. All mid and senior management were required to participate in a Toronto Stock Exchange sponsored disclosure course in 2005. The Company also implemented a new disclosure policy and requires all mid and senior management to review and acknowledge receipt of such policy. A press release and disclosure checklist was also adopted. In addition the Company plans to provide both management at the corporate office and managers at the Company’s facilities with annual refresher courses on public disclosure issues.
B. Changes in Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In late 2004 and subsequent to the periods covered by this report, during 2005, under new management, the Company took certain steps to improve its internal control over financial reporting. These improvements included:
•	strengthening the accounting and auditing department, including appointing new Chief Financial Officer in September 2004, hiring new corporate controller with external audit and public company experience in January 2005 and adding three new positions to accounting department: accounting manager (2005), financial analyst (2006) and accounts payable clerk (2005);

•	engaging outside independent consultants to assist in the evaluation, design and implementation of improved internal controls;

•	adopting a revised/formal policy on revenue recognition;

•	improving segregation of duties of accounting staff;

•	providing training sessions to accounting staff on applicable accounting guidance;

•	moving the accounting department from Vancouver, British Columbia to the Company’s head office in Oakville, Ontario and centralizing accounting and payroll functions;

•	providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members;

•	including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of projects and a summary of variance items on both revenues and costs;

•	implementing new accounting software systems;

•	adopting a monthly budget reporting system for each location and a system of providing monthly financial reporting package per site for review by senior management; and

•	adopting accounting review systems including review and approval of payroll registers, conducting daily bank reconciliations and using a month-end closing checklist.
Other than as discussed above, there was no change in the Company’s internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The aggregate amounts billed by KPMG LLP to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below (in ‘000s):

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
Audit Fees (1)	$431.2	$86.2
Audit-Related Fees (2)	10.4	52.0
Tax Fees (3)	102.5	175.2
All Other Fees	—	41.2

Totals	$544.1	$354.6

NOTES:

(1)	“Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements, prospectus-related fees (2004 only) and review in connection with the Company’s statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally consultation concerning financial accounting and reporting standards and accounting consultation on proposed transactions.

(3)	“Tax Fees” represent fees for tax compliance and tax consultation and tax planning.
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
B. Consent to Service of Process
     The Registrant filed concurrently with the Commission a Form F-X/A in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2005 and this amended Annual Report on Form 40-F/A for the year ended December 31, 2004.

EXHIBITS
     The following exhibits are filed as part of this report:
1.	Consent of KPMG LLP, Independent Registered Public Accounting Firm

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
Name: Allan Bulckaert
Title: President and Chief Executive Officer
Date: June 16, 2006

Restated Management’s Discussion and Analysis
May 31, 2006
The following is management’s discussion in respect the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the year ended December 31, 2004 and comparative statements for December 31, 2003 and should be read in conjunction with the restated audited annual consolidated financial statements and notes for the year ended December 31, 2004 and 2003. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is dated February 28, 2005, except for giving effect to the restatement as described in notes 3 and 18 to the restated consolidated financial statements. Additional information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.
RESTATEMENT
The Company determined there was an error in how it accounted for certain revenue under the percentage-of-completion method of revenue recognition in 2004 and 2003 related to the Saglek contract. In addition, the Company determined that during 2003 and 2004 certain expense items relating to the Saglek contract were recorded in the incorrect period and items of a capital nature were expensed in the period incurred rather than being capitalized. The Company’s Board of Directors approved management’s recommendation to restate its consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003.

While the restatement adjustments change the Company’s previously reported results of operations in each of the individual annual reporting periods, the adjustments do not change the cumulative results of operations for the two-year period. The cumulative restated revenue and net earnings (loss) for the two-year period are the same as the previously reported cumulative amounts.
The restatement is described in note 3 to the restated consolidated financial statements.
OVERVIEW
CORPORATE OVERVIEW
Bennett Environmental Inc. is a North American leader in soil remediation services, targeting Canada and the North eastern United States. Our high temperature thermal oxidation process is the industry’s leading technology for rehabilitating contaminated soil.
Our decontamination process heats soils to over 1,000 degrees Celsius, which destroys chemicals and allows soil to be safely returned to the environment. Bennett recently received approval to process dioxins and furans as part of its treatment process.

CORPORATE OVERVIEW (CONTINUED)
Bennett sets itself apart from its competitors by its commitment to the environment and maintaining high emission standards that meet and exceed government-approved levels.
The foundation of our success lies in our highly skilled workforce and our commitment to customer service. We believe in operating a transparent company with strong social corporate responsibility policies and good governance.
STRATEGY
Bennett is embarking on a new long-term strategy focused on building sustainable growth and shareholder value. Our objective is to transform the company into a full-service environmental solutions firm that focuses on more than high temperature soil remediation. We plan to build shareholder value by expanding into new markets and services. In addition to soil remediation, the opportunities we may pursue include:
•	Project management

•	Brownfield developments

•	Landfill, transfer and broker services

•	Low thermal remediation

•	Metals remediation

•	Bioremediation

•	Waste water treatment

•	Mobile services
CORE BUSINESS
Bennett’s key market segments, described below, include soil remediation and debris decontamination.
SOIL REMEDIATION
Récupère Sol Inc. (RSI): This is our primary soil remediation facility located in Saint Ambroise, Quebec. RSI is an ISO 14001-certified facility. It treats soils contaminated with hydrocarbons, such as PCBs.

SOIL REMEDIATION (CONTINUED)
Belledune: This is our latest state-of-the-art facility, which is nearing start up, and is located in the Renviro Park near the Village of Belledune, New Brunswick. The Belledune facility is situated on 20 acres of land and will operate a Mark IV Thermal Oxidizer. The facility has applied for a permit to treat 100,000 metric tonnes per year of hydrocarbons and creosote impacted soil and will undergo test burns as part of its compliance procedure. Belledune will not begin operations until adequate volumes of soil are received for processing.
CONTAMINATED GOODS
Material Resource Recovery: Using best demonstrated available technology, MRR specializes in the thermal destruction of PCB-contaminated debris, including construction material such as wood, concrete and metal. The Cornwall, Ontario-based plant also processes contaminated plastics and has the equipment and required permits to treat contaminated water.
MRR’s “Turn Key” service program provides clients with a complete and integrated package of services for treating environmentally sensitive materials. Turn Key services include any necessary regulatory notifications and on site, analytical, transportation and destruction services. MRR’s “Turn Key” service is tailored to meet the specialized needs of individual customers and provides them with a cost-effective decontamination program for any size of job.
The year 2004 can be characterized as a transition year for Bennett. The Company took a series of important steps to strengthen its management team, to rebuild its sales organization and to forge new business relationships; particularly in the larger US market.
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
The Company also encountered other challenges in the year ended December 31, 2004, including a dispute on the New Jersey Federal Creosote contract and the class action in the U.S. as well as related securities regulatory investigations. Details of these developments can be found in the Company’s Annual Information Form for the year ended December 31, 2004.

SELECTED ANNUAL INFORMATION
The following sets forth selected financial data for each of the three most recently completed financial years.

	2004	2003	2002
(Cdn $)	(restated 1,2)	(restated 1,2)	(2)
Revenues	30,642,052	64,487,677	48,103,845

Net Earnings (loss)	(13,955,024)	13,593,244	12,046,276

Earnings per Share — basic	(0.76)	0.81	0.70

Earnings per Share — diluted	(0.76)	0.81	0.70

Return of Sales (defined as net earnings (loss) divided by sales)	N/A	21%	26%

Working Capital	25,919,525	24,777,605	18,206,207

Long-term liabilities	1,483,045	993,593	829,434

Shareholder’s Equity	80,003,390	54,317,774	35,007,285

Total Assets	90,012,402	70,168,207	52,384,674

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.
RESULTS OF OPERATIONS
CONSOLIDATION FINANCIAL RESULTS
The Consolidated net loss for the year was $14.0 million or a loss of $0.76 per share compared to net earnings of $13.6 million or $0.81 per share for the year ended December 31, 2003. The 2003 results have been restated to include the impact of a change in accounting policy for stock based compensation plans, as described in the section “Change in Accounting Policy”.
SALES
Sales for the year ended December 31, 2004 were $30.6 million compared to $64.5 million for the year ended December 31, 2003. For the year ended December 31, 2004 contribution margins (defined as revenue less operating expenses) were $5.1 million compared to a positive contribution of $30.7 million a year earlier.
During 2004 the Company processed approximately 53,000 tonnes of material compared to 73,000 tonnes for the year ended December 31, 2003. Contribution margins were negatively impacted by the Saglek contract in 2004 as a result of additional costs being incurred for the additional claim.

Sales (continued)
The following table summarizes revenues for each facility and for the Saglek Contract for 2004 and for the prior year (expressed in Cdn $ millions):

	2004	2003
St. Ambroise, Quebec	$15.9	$35.6

Cornwall, Ontario	3.3	3.6

Landfilling	4.3	0.4

Saglek (restated 1)	7.1	24.9

Total Sales	$30.6	$64.5

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
Included in the Company’s revenue for 2003 is an amount of $4.9 million related to a claim for extra expenses that is being disputed by the customer. In 2004, the Company has submitted a gross claim of $9.1 million to the customer but has left revenue recognized for this claim unchanged at $4.8 million. The amount recorded as revenue in 2003 reflects management’s assessment of the probable recovery of this claim. Management continues to pursue this matter with the customer and while it expects a recovery of the $4.8 million, there is a possibility that the amounts could be settled for more or less that the amounts recorded. Any differences between the final settlement amount and the amount currently recorded will be recorded in the period in which the amounts are settled.
Operating Costs
Operating costs for the year ended December 31, 2004 were $25.6 million compared to $33.7 million a year earlier.

The table below summarizes operating costs for each facility and for the Saglek project (expressed in Cdn $ millions):

	2004	2003
St. Ambroise, Quebec	$8.3	$15.1

Cornwall, Ontario	3.3	3.6

Landfilling	4.6	0.4

Saglek (restated 2,)	9.4	14.6

Total Operating Costs	$25.6	$33.7

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.

28,000 tonnes from the Saglek site were processed in St. Ambroise and approximately 16,000 tonnes in 2003. The balance of the Saglek operating costs represent site costs for excavating, packaging and washing contaminated material on site and transportation costs for material moved from Saglek to St. Ambroise Quebec. These costs do not include any allocation of indirect or fixed overhead costs.
Processing volumes for the year were approximately 53,000 tonnes of which 52,000 tonnes were processed at St. Ambroise and 1,000 were processed in Cornwall. Of the 52,000 tonnes processed in the Company’s Quebec facility 28,000 tonnes related to the Saglek project and the balance was from other customers and projects.
Saglek Contract
In late 2002 the Company was awarded a contract to remediate soil in Saglek, Northern Labrador. The contract was a fixed rate contract to excavate and remediate approximately 21,800 cubic meters of soil. The contract was a first for the Company in that it acted as primary contractor on the site rather than as a sub-contractor. Revenue from this contract was accounted for using the “percentage of completion” method. This method is generally used on long-term contracts and requires the Company to estimate its projected revenue and costs for the project on a quarterly basis and recognize revenue in proportion to the costs incurred. In late September 2004 the Company completed field work on the Saglek contract. As of December 2004, Bennett had completed the work related to the project.
The Company restated its financial statements for the years ended December 31, 2004 and 2003 related to the Saglek project. Refer to note 3 of the consolidated financial statements as at and for the years ended December 31, 2005 and 2004 for further explanation.

OTHER INCOME STATEMENTS
Administration and Business Development Costs
Annual Administration and Business Development costs were $15.8 million in 2004 compared to $8.5 million a year earlier. Approximately $3.1 million of this increase relates to severance, pension and costs related to the closure of the Vancouver office. Legal and professional fees were approximately $3.0 million higher in the year than the year before. Stock-based compensation was up approximately $0.4 million higher in the year than the year before as a result of the issuance of options granted to new employees in 2004. Increased insurance costs for directors’ and officers’ insurance of approximately $0.9 million accounted for the balance of the increase in overall administration and business development costs.
Loss from investments
For the year ended December 31, 2004 the Company recorded $0.8 million as a charge to its passive investments compared to $0.1 million for the same period last year.
Amortization and Loss on Asset Impairment
Amortization for 2004 was $3.8 million compared to $1.6 million in 2003. The increase in amortization was a result of accelerated amortization rates on equipment related to the Saglek contract.
During the year the Company recorded a loss from asset impairment of approximately $4.3 million related to a proposed treatment facility in Kirkland Lake, Ontario. Plans related to a third plant in Kirkland Lake have been postponed indefinitely.
Income taxes
For the year ended December 31, 2004, taxes recoverable were $5.7 million on pre-tax loss of $19.6 million. Certain permanent differences, including stock-based compensation, have affected the effective tax recovery rate from the statutory rate of approximately 36.9%.
Cash from operations
For the year ended December 31, 2004 cash used for operating activities before changes in operating working capital amounted to $5.2 million. Cash generated from operating working capital was approximately $0.1 million for a net use of cash from operations of approximately $5.3 million for the year. This compares to cash of $15.1 million being generated from operations other than non-cash working capital and non-cash working capital using approximately $10.1 million for a net of $5.0 million in 2003.

SUMMARY OF QUARTERLY RESULTS
The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data — basic and fully diluted):

	2004 (restated 1,2)				2003 (restated 1,2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	4.9	12.5	5.0	8.2	18.4	21.6	13.2	11.2
Net Income/(Loss)	(5.6)	(5.9)	(1.7)	(0.7)	4.5	4.9	2.0	2.2
Earnings Per Share — Basic	(0.32)	(0.33)	(0.11)	(0.06)	0.14	0.16	0.28	0.24
Earnings Per Share — Diluted	(0.32)	(0.33)	(0.11)	(0.06)	0.13	0.16	0.28	0.23

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.
FOURTH QUARTER RESULTS
The three month ended December 31, 2004 generated a net loss of $8.7 million compared to net income of $4.5 million for the same period in 2003. Revenue in the fourth quarter of 2004 was $4.9 million compared to $18.3 million in the same period in 2003. Total processed tonnage in the quarter was approximately 9,000 tonnes compared to approximately 24,000 tonnes in the fourth quarter of 2003. Volumes were down compared to the prior year because of lower volumes from the Federal Creosote Superfund site. Processed volumes from that site were less than 500 tonnes compared to approximately 11,000 tonnes for the fourth quarter of 2004.
Administration and Business Development costs in the fourth quarter of 2004 were $4.5 million compared to $2.0 million in the same period in 2003. Severance costs accounted for $1.2 million of the difference and higher professional fees related to the on-going class action litigation accounted for $1.0 million.
In the fourth quarter of 2004, the Company issued 3,000,000 common shares on December 30, 2004 for gross proceeds of $12.0 million ($11.1 million after issue costs of $0.9 million). Capital expenditures in the fourth quarter were $5.5 million. During the quarter the Company invested an additional $1.9 million on its Belledune facility and approximately $2.7 million on equipment upgrades to its kiln, new cooling system and material handling equipment in St. Ambroise, Quebec. Approximately $0.9 million was invested in permitting costs.

LIQUIDITY AND CAPITAL RESOURCES
LIQUIDITY
At year end Bennett had cash and equivalents of $13.8 million and working capital stood at $25.9 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash from its accounts receivable and its operations to meet working capital requirements for 2005.
In December 2004, Bennett issued 3,000,000 common shares for gross proceeds of $12 million. The Company also issued 1,000,000 common shares on February 3, 2004 for gross proceeds of $26 million. The common shares issued in February 2004 carried 500,000 warrants exercisable at $30 per share until August 2006. Total gross proceeds from these two share issues were $38.0 million ($37.8 million after issue costs). Proceeds from these issues were used to finance the construction of the Belledune, New Brunswick plant and for general working capital purposes.
CAPITAL EXPENDITURE
For the year ended December 31, 2004 the Company invested approximately $29.7 million in capital assets and permits and other assets in the year compared to $15.3 million a year earlier. The construction of the new facility in Belledune accounted for approximately $23.1 million in 2004 compared to $6.2 million in 2003 bringing the total construction costs to approximately $29.3 million for this facility.
The facility was approximately 30% over budget due to winter construction and scoping facility is now complete and is in the compliance testing phase which is expected to be completed in the third quarter of 2005. In addition the Company spent approximately $6.3 million on its facilities in Quebec primarily on a new soil cooling system ($3.5 million), upgrades to material handling systems ($1.7 million) and upgrades to its kiln ($1.1 million). Approximately $0.47 million was invested at the Company’s Cornwall plant primarily for storage capacity. The Company’s commitments for capital expenditure are less that $3.0 million for 2005 and the Company expects to fund these expenditures out of working capital resources.
LONG-TERM DEBT AND OTHER LONG-TERM COMMITMENTS
The Company has approximately $2.7 million in long term debt. In addition to this amount the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2005	$315,562
2006	188,133
2007	30,806
2008	127,782
2009	127,782

Total:	$890,065

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
PIERRE MEUNIER
During the fourth quarter of 2004, the Company expensed approximately $0.1 million compared to $0.1 million in the same period in 2003 to a law firm of which Mr. Meunier is a partner.
During the year the Company expensed $0.4 million compared to $0.1 million in 2003 to a law firm for which Mr. Meunier is a partner. The increase in legal fees in 2004 is related to the Ministry of Environment (Quebec) investigation into elevated levels of furans and dioxins in the vicinity surrounding the St. Ambroise, Quebec plant.
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
CRITICAL ACCOUNTING ESTIMATES
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection,

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)
and disclosure of accounting estimates used in preparation of our consolidated financial statements.
The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
•	Revenue from the Saglek Labrador long-term, fixed price contract is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. Contract costs include direct material and wages and related benefits. Revenue related to unpriced change orders under the percentage of completion method, is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced changed orders is recorded when realization is assured beyond a reasonable doubt.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that an impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

CHANGES IN ACCOUNTING POLICIES
The Company issues stock options from time to time to its employees, directors and consultants to the Company. Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation retroactively, with restatement of prior periods. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.
CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2003 and 2004. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon subsequent review and in light of our restatement for the years ended 2003 and 2004, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2003 and 2004 because of certain material weaknesses including the lack of clear defined disclosure policy and procedures and insufficient review and supervision.
Under new management, the Company has taken several steps to improve its disclosure controls and procedures since late 2004. Disclosure controls were evaluated and improved during 2005. The Company has implemented a formal Disclosure Committee charged with overseeing the Company’s timely disclosure of material information. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by the Company with securities regulatory authorities is recorded, processed, summarized and communicated to management on a timely basis. All mid and senior management were required to participate in a Toronto Stock Exchange sponsored disclosure course in 2005. The Company also implemented a new disclosure policy and requires all mid and senior management to review and acknowledge receipt of such policy. A press release and disclosure checklist was also adopted. In addition the Company plans to provide both management at the corporate office and managers at the Company’s facilities with annual refresher courses on public disclosure issues.
(b) Changes in Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In late 2004 and subsequent to the periods covered by this report, during 2005, under new management, the Company took certain steps to improve its internal control over financial reporting. These improvements included:
•	strengthening the accounting and auditing department, including appointing new Chief Financial Officer in September 2004, hiring new corporate controller with external audit and public company experience in January 2005 and adding three new positions to accounting department: accounting manager (2005), financial analyst (2006) and accounts payable clerk (2005);

•	engaging outside independent consultants to assist in the evaluation, design and implementation of improved internal controls;

•	adopting a revised/formal policy on revenue recognition;

•	improving segregation of duties of accounting staff;

•	providing training sessions to accounting staff on applicable accounting guidance;

•	moving the accounting department from Vancouver, British Columbia to the Company’s head office in Oakville, Ontario and centralizing accounting and payroll functions;

•	providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members;

•	including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of projects and a summary of variance items on both revenues and costs;

•	implementing new accounting software systems;

•	adopting a monthly budget reporting system for each location and a system of providing monthly financial reporting package per site for review by senior management; and

•	adopting accounting review systems including review and approval of payroll registers, conducting daily bank reconciliations and using a month-end closing checklist.
Other than as discussed above, there was no change in the Company’s internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
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
The Company announced on April 21, 2004 that it had received Toronto Stock Exchange approval to commence a normal course issuer bid through the facilities of the TSX, permitting the Company to purchase for cancellation up to 900,000 common shares. The earliest the bid can commence was April 26, 2004 and it will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005. As of March 3, 2005, 11,500 shares have been purchased under the normal course issuer bid. The number of outstanding shares as at February 28, 2005 was 21,427,440 (including 11,500 shares purchased under the normal issuer bid that have not been cancelled).
RISK FACTORS
Information on “Risk Factors” can be found in the Company’s Annual Information Form for the fiscal year ended December 31, 2004.
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

Revised Consolidated Financial Statements
(Expressed in Canadian dollars)
BENNETT ENVIRONMENTAL INC.
Years ended December 31, 2004 and 2003

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The revised consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate with the information contained in the financial statements.
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

“Allan Bulckaert”	“Andrew Boulanger”

Allan Bulckaert	Andrew Boulanger
Chief Executive Officer	Chief Financial Officer

May 30, 2006

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the revised consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2004 and 2003 and the revised consolidated statements of operations and retained earnings and cash flows for years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Our previous report dated February 28, 2005, except as to note 16, which is as of March 16, 2005 has been withdrawn and the consolidated financial statements have been revised as explained in note 3.
Chartered Accountants
Vancouver, Canada
February 28, 2005, except
as to note 16 which is
as of March 16, 2005 and
notes 3 and 18 which are
as of May 30, 2006
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

BENNETT ENVIRONMENTAL INC.
Revised Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31, 2004 and 2003

	2004	2003

	(Restated -	(Restated -
	note 3)	note 2(a)(i)
		and note 3)
Assets

Current assets:
Cash and cash equivalents	$13,830,570	$11,552,943
Restricted cash	1,349,490	1,033,410
Accounts receivable (note 4)	14,316,648	22,124,355
Income taxes receivable	3,417,204	—
Prepaid expenses and other	1,531,580	2,306,876

	34,445,492	37,017,584

Future income tax asset (note 11)	891,826	—
Note receivable	315,000	172,500
Investments (note 5)	—	568,193
Property, plant and equipment (note 6)	48,920,377	24,408,889
Other assets (note 7)	4,793,069	7,354,403
Goodwill	646,638	646,638

	$90,012,402	$70,168,207

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$6,646,005	$10,324,724
Income taxes payable	—	1,096,245
Deferred revenue	661,557	814,409
Current portion of long-term liabilities (note 8)	1,218,405	4,601

	8,525,967	12,239,979

Future income tax liability (note 11)	—	2,616,861
Long-term liabilities (note 8)	1,483,045	993,593

Shareholders’ equity:
Share capital (note 9)	67,644,681	28,397,470
Contributed surplus (note 9(f))	1,595,205	1,201,776
Retained earnings	10,763,504	24,718,528

	80,003,390	54,317,774

Contingencies (notes 4 and 17)
Related party transactions (note 12)
Commitments (note 15)

	$90,012,402	$70,168,207

See accompanying notes to revised consolidated financial statements.
Approved on behalf of the Board:

“David Williams”	Director	“George Ploder”	Director

BENNETT ENVIRONMENTAL INC.
Revised Consolidated Statements of Operations and Retained Earnings
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003

	2004	2003

	(Restated -	(Restated -
	note 3)	note 2(a)(i)
		and note 3)
Sales	$30,642,052	$64,487,677

Expenses:
Operating costs	25,568,125	33,744,348
Administration and business development (note 10)	15,780,332	8,542,452
Amortization	3,771,371	1,602,666
Foreign exchange	273,626	544,337
Loss from asset impairment (notes 6 and 7)	4,343,979	—
Interest expense	305,313	156,675

	50,042,746	44,590,478

Earnings (loss) before the undernoted	(19,400,694)	19,897,199

Gain on debt settlement (note 8)	—	1,316,936

Loss on investments (note 5)	(818,193)	(133,202)

Interest and other income	580,280	1,280,629

Earnings (loss) before income taxes	(19,638,607)	22,361,562

Income taxes (recovery) (note 11):
Current	(2,937,047)	7,047,195
Future	(2,746,536)	1,721,123

	(5,683,583)	8,768,318

Net earnings (loss)	(13,955,024)	13,593,244

Retained earnings, beginning of year
As previously reported	26,413,905	11,621,859
Restatement for change in accounting policy (note 2(a)(i))	(1,695,377)	(496,575)

As restated	24,718,528	11,125,284

Retained earnings, end of year	$10,763,504	$24,718,528

Earnings (loss) per share (note 13):
Basic	$(0.76)	$0.81
Diluted	(0.76)	0.78

See accompanying notes to revised consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Revised Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003

	2004	2003

	(Restated -	(Restated -
	note 3)	note 2(a)(i)
		and note 3)
Cash provided by (used in):

Operations:
Net earnings (loss)	$(13,955,024)	$13,593,244
Items not involving cash:
Gain on debt settlement	—	(1,316,936)
Amortization	3,771,371	1,602,666
Stock-based compensation	675,176	1,198,802
Loss on investments	818,193	133,202
Loss from asset impairment (notes 6 and 7)	4,343,979	—
Future income taxes	(2,746,536)	1,721,123
Increase in cash surrender value of insurance	(30,375)	—
Accretion expense of long-term liabilities	165,000	—
Changes in operating working capital:
Partial redemption of equity investment	—	150,000
Accounts receivable	7,807,707	(9,790,910)
Prepaid expenses and other	775,296	(718,611)
Accounts payable and accrued liabilities	(3,928,117)	2,442,056
Income taxes receivable/payable	(4,513,449)	(4,766,278)
Deferred revenue	(152,852)	718,981
Severance payable (note 8)	1,660,000	—

	(5,309,631)	4,967,339

Financing:
Repayments of long-term debt	(121,744)	(405,777)
Share capital issued for cash net of costs	37,838,129	4,021,868
Shares repurchased and held in treasury	(71,879)	—
Increase in restricted cash	(316,080)	(1,033,410)

	37,328,426	2,582,681

Investments:
Purchase of property, plant and equipment	(28,304,635)	(11,748,147)
Increase in note receivable	(142,500)	—
Increase in license, permits and other assets	(1,294,033)	(3,516,569)

	(29,741,168)	(15,264,716)

Increase (decrease) in cash and cash equivalents	2,277,627	(7,714,696)

Cash and cash equivalents, beginning of year	11,552,943	19,267,639

Cash and cash equivalents, end of year	$13,830,570	$11,552,943

Supplementary disclosure of cash flow information:
Interest paid	$20,800	$16,354
Income taxes paid	385,212	11,813,473

Supplemental disclosure of non-cash transactions:
Stock-based compensation included in deferred permitting	436,461	—

See accompanying notes to revised consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements
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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
2.	Significant accounting policies (continued):
The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601 (2002 — $4,498), contributed surplus of $1,201,776 (2002 - $492,077) and a decrease to retained earnings of $1,695,377 (2002 — $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted to employees after January 1, 2002, as adjusted, and adjustments for exercised options. Compensation expense related to employee stock options for the year ended December 31, 2004 is $675,176 (2003 - $1,198,802).

	As previously
	reported	Adjustment	Restated

As at December 31, 2002:
Retained earnings	$11,621,859	$(496,575)	$11,125,284
Share capital	23,882,001	4,498	23,886,499
Contributed surplus	—	492,077	492,077

As at December 31, 2003:
Retained earnings	26,413,905	(1,695,377)	24,718,528
Share capital	27,903,869	493,601	28,397,470
Contributed surplus	—	1,201,776	1,201,776
(ii)	Asset retirement obligation:

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations (“HB 3110”). The new section is for fiscal years beginning on January 1, 2004. HB 3110 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and (or) normal use of the assets. The Company would also record a corresponding increase to the carrying amount of the related long-lived asset and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time and changes in the amount and timing of estimated future cash flows underlying the initial fair value measurement. The Company considered each of its three manufacturing plants and individual permit arrangements. Where applicable, letters of credit have been issued to cover potential costs upon ceasing operations. As at December 31, 2004, no legal liability is estimated to exist; therefore, no obligation has been accrued.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
2.	Significant accounting policies (continued):
(iii)	Long-lived assets:

Effective January 1, 2004, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets (“HB 3063”). HB 3063 requires an entity to evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a long-lived asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The Company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s).

(iv)	Termination benefits:

Effective January 1, 2004, the Company adopted the Emerging Issues Committee abstract of issue discussed EIC-134, Accounting for Severance and Termination Benefits, prospectively. This abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. During 2004, the Company accounted for severance arrangements in accordance with this abstract.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
2.	Significant accounting policies (continued):
(b)	Basis of consolidation:

The revised consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Bennett Remediation Services Ltd., Bennett RemTech Ltd., Bennett Environmental U.S., Inc. (“BEIUS”), Récupère Sol Inc. (“RSI”), MRR and Bennett Environmental New Brunswick Inc. All material intercompany transactions and balances have been eliminated on consolidation.

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
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

The Company’s management reviews the estimated realizable value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investee. If an other than temporary impairment in value is determined, a provision is recognized.

(g)	Property, plant and equipment:

Property, plant and equipment is recorded at cost. Amortization is not taken until the asset has been put into use by the Company. The Company annually evaluates for long-lived asset impairment in accordance with HB 3063, Impairment of Long-Lived Assets (note 2(a)(iii)). Amortization commences on property, plant and equipment under construction once construction has been completed.

Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate

Automobiles	Declining balance		30%
Computer equipment	Declining balance		30%
Equipment — ELI Ecologic Inc. (“ELI”)	Straight line	2	years
Kiln — AGT, furniture and equipment and treatment equipment	Declining balance		20%
Kiln — RSI facility	Straight line	10	years
Land improvements	Declining balance		8% - 20%
Leasehold improvements	Straight line	Over term of lease
Storage building and pads	Straight line	20	years
Software	Declining balance		100%
Treatment building	Declining balance		20%

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
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

The Company has a stock-based compensation plan for executives and other key employees. The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options, and, on a retroactive basis, began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued (note 2(a)(i)). Consideration paid by employees on the purchase of shares and exercise of stock options is recorded as share capital.

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
2.	Significant accounting policies (continued):
(j)	Goodwill:

The Company accounts for goodwill and intangible assets under the provisions of CICA Handbook Section 3062, Goodwill and Other Intangible Assets (“HB 3062”). Under HB 3062, goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. In the fourth quarter of 2004 and 2003, the Company completed its annual impairment test for goodwill and determined that no impairment has occurred. The Company has identified one reporting unit.

(k)	Revenue recognition:

The Company provides high-temperature, highly specialized treatment services of contaminated materials. In some cases, the Company is also engaged to remove and transport the contaminated materials to its facilities for processing and disposal. The Company recognizes revenue for these activities using the proportional performance method when all of the following criteria are met:
(i)	remediation activities are completed for each batch of material or waste stream being treated;

(ii)	the Company has confirmed that the contaminants have been destroyed in accordance with the contract terms; and

(iii)	collection is reasonably assured.
For those contracts whereby the Company is engaged to transport the contaminated material from the customer’s site to its facilities, the transportation costs incurred are deferred until the materials have been treated and the Company has determined that the contaminants have been destroyed in accordance with the contract terms. All other processing costs are expensed as incurred.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
2.	Significant accounting policies (continued):
Revenue from long-term fixed price soil remediation contracts is recognized using the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers costs to be the best available measure of performance on these contracts. Contract costs include all direct material and wages and related benefits. Revenue related to unpriced change orders under the percentage of completion method is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced change orders is recorded when realization is assured beyond a reasonable doubt.

The Company records revenue relating to claims to the extent of costs incurred and only when it is probable that the claim will result in additional contract revenue and the amount can be reasonably estimated. Claims are amounts in excess of the agreed upon contract price that the Company seeks to collect from its customers for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs.

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
2.	Significant accounting policies (continued):
(m)	Fair values of financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate fair values due to their short term to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term liabilities approximate fair value.

The carrying value of the note receivable approximates its fair value as the interest rate on the note approximates current market rates.

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

(o)	Earnings (loss) per share:

Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share are calculated using the treasury stock method.

(p)	Comparative figures:

Certain 2003 figures have been reclassified to conform with the financial statement presentation adopted in 2004.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements:
(a)	The Company determined there was an error in how it accounted for certain revenue under the percentage-of-completion method of revenue recognition in 2004 and 2003 related to the Saglek contract. In addition, the Company determined that during 2004 and 2003, certain expense items relating to the Saglek contract were recorded in the incorrect period and items of a capital nature were expensed in the period incurred rather than being capitalized. The Company’s Board of Directors approved management’s recommendation to restate its consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003.

While the restatement adjustments change the Company’s previously reported results of operations in each of the individual annual reporting periods, the adjustments do not change the cumulative results of operations for the two-year period or the December 31, 2004 consolidated balance sheet. The cumulative restated revenue and net earnings (loss) for the two-year period are the same as the previously reported cumulative amounts.

Restatement of fiscal 2003:
(i)	Revenue recognition:

In September of 2002, the Company entered into a fixed price contract with Defence Construction Canada, a federal government agency, to excavate and treat contaminated soil in a remote northern site (the “Saglek contract”). In accounting for revenue related to the Saglek contract, the Company accounted for revenue under the Saglek contract using the percentage-of-completion method. In August 2003, the Company determined that the nature of the material being excavated and processed was significantly different than that described in the tender documents. As a consequence, the Company incurred additional costs to excavate and process the materials.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements (continued):
In calculating contract revenue earned in 2003, the Company inappropriately accounted for the revenue related to additional costs incurred as change orders. The Company recognized revenue in excess of additional costs incurred and revenue for costs incurred that was not probable of recovery of approximately $5.3 million. The Company has now determined that the revenue related to the additional costs incurred should have been accounted for as a claim. Management has determined that the contract provided a legal basis for the claim; the additional costs were caused by circumstances that were unforeseen at the contract date and were not the result of deficiencies in the Company’s performance, the costs associated with the claim were identifiable and reasonable in view of the work performed, and management’s claims submitted in 2004 was objective and verifiable. Accordingly, the Company has recorded a restatement adjustment to reduce revenue for the year ended December 31, 2003 by $5.3 million, and unbilled receivable (included in accounts receivable) as at December 31, 2003 by $5.3 million.

(ii)	Operating expenses and capital assets:

In addition, the Company determined that there were certain operating expense items incurred in 2003 that were incorrectly expensed in fiscal 2004 and that there were items of a capital nature that were inappropriately expensed in 2003 that should have been capitalized and amortized over the estimated useful life of the capital asset. A portion of the operating expenses were recovered from the customer, thus accounts receivable is also affected. Accordingly, the Company has recorded a restatement adjustment for the year ended December 31, 2003 to increase operating expenses by $1.3 million and to decrease amortization expense by $0.2 million and to increase capital assets by $0.6 million and to decrease accounts receivable by $1.3 million and to increase accounts payable and accrued liabilities by $0.4 million.
The related income tax effect of the above items of $1.9 million is recorded as a reduction of current tax expense for the year ended December 31, 2003 and a decrease in income taxes payable as at December 31, 2003 by $1.9 million.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements (continued):
The impact of the restatement on the consolidated statement of operations for the year ended December 31, 2003 is as follows:

	As previously
	reported	Restatement	As restated

Sales	$69,806,526	$(5,318,849)	$64,487,677
Operating costs	32,419,935	1,324,413	33,744,348
Amortization	1,800,326	(197,660)	1,602,666
Current income taxes	8,912,582	(1,865,387)	7,047,195
Net earnings	18,173,459	(4,580,215)	13,593,244
The impact of the restatement on the consolidated balance sheet as at December 31, 2003 is as follows:

	As previously
	reported	Restatement	As restated

Accounts receivable	$28,839,675	$(6,715,320)	$22,124,355
Property, plant and equipment	23,779,384	629,505	24,408,889
Accounts payable and accrued liabilities	9,964,937	359,787	10,324,724
Income taxes payable	2,961,632	(1,865,387)	1,096,245
Retained earnings	29,298,743	(4,580,215)	24,718,528

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements (continued):
The impact of the restatement on the consolidated statement of cash flows for the year ended December 31, 2003 is as follows:

	As previously
	reported	Restatement	As restated

Cash flows from (used in) operations:
Net earnings	$18,173,459	$(4,580,215)	$13,593,244
Amortization	1,800,326	(197,660)	1,602,666
Accounts receivable	(16,506,230)	6,715,320	(9,790,910)
Accounts payable and accrued liabilities	2,082,269	359,787	2,442,056
Income taxes receivable/payable	(2,900,891)	(1,865,387)	(4,766,278)
Cash flows from operations	4,535,494	431,845	4,967,339

Cash flows (used in) investments:
Purchase of property, plant and equipment	(11,316,302)	(431,845)	(11,748,147)
Cash used in investments	(14,832,871)	(431,845)	(15,264,716)
Restatement of fiscal 2004:
(iii)	Revenue recognition:
The Company continued to incur additional costs related to the remediation of contaminated materials under the Saglek contract. As a consequence of the 2003 restatement adjustments and accounting for the revenue under the contract in accordance with the percentage-of-completion method of accounting, the Company has recorded a restatement adjustment to increase revenue for the year ended December 31, 2004 and to increase accounts receivable during the year ended December 31, 2004 in the amount of $5.3 million.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements (continued):
At December 31, 2004, the Company recorded cumulative revenue for the Saglek contract of $37.5 million, (which included 2002 revenue) and cumulative direct costs of $28.6 million (not including the allocation of indirect fixed costs) and had $4.9 million as amounts receivable from the customer at December 31, 2004 relating to the claims (note 4). The Company submitted claims to the customer in the amount of $9.5 million in 2004 but only recorded claim revenue to the extent of the additional costs that are probable of recovery incurred in the amount of $5.4 million in 2003 as noted above. At the time, management was satisfied that such amounts were probable of collection and met the criteria for revenue recognition. Management continues to hold this view and is pursuing collection under the contract.

(iv)	Operating expenses and capital assets:

The Company inappropriately recorded expenses and capitalized certain items of a capital nature during the year ended December 31, 2004 that should have been recorded in 2003 as noted above. Accordingly, the Company recorded a restatement adjustment to decrease operating expenses for the year ended December 31, 2004 by $1.1 million, to increase amortization expense by $0.04 million, to increase accounts receivable during the year by $1.3 million, to decrease capital assets during the year by $0.604 million and to decrease accounts payable by $0.4 million. These restatement adjustments of the balance sheet accounts had no effect on the December 31, 2004 balance sheet as previously reported and are a consequence of the 2003 restatement adjustments.
The related income tax effect of the above adjustments of $1.9 million was recorded as an increase to current income tax expense for the year ended December 31, 2004 and a reduction to income taxes receivable during the year ended December 31, 2004.

The impact of the restatement on the consolidated statement of operations for the year ended December 31, 2004 is as follows:

	As previously
	reported	Restatement	As restated

Sales	$25,323,203	$5,318,849	$30,642,052
Operating costs	26,736,521	(1,168,396)	25,568,125
Amortization	3,729,728	41,643	3,771,371
Current income taxes	(4,802,434)	1,865,387	(2,937,047)
Loss for the year	(18,535,239)	4,580,215	(13,955,024)

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements (continued):
The impact of the restatement on the consolidated balance sheet as at December 31, 2004 is as follows:

	As previously
	reported	Restatement	As restated

Accounts receivable	$14,316,648	$—	$14,316,648
Property, plant and equipment	48,920,377	—	48,920,377
Accounts payable and accrued liabilities	6,646,005	—	6,646,005
Income taxes receivable	3,417,204	—	3,417,204
Retained earnings	10,763,504	—	10,763,504
The impact of the restatement on the consolidated statement of cash flows for the year ended December 31, 2004 is as follows:

	As previously
	reported	Restatement	As restated

Cash flows from (used in) operations:
Loss for the year	$(18,535,239)	$4,580,215	$(13,955,024)
Amortization	3,729,728	41,643	3,771,371
Accounts receivable	14,523,027	(6,715,320)	7,807,707
Accounts payable and accrued liabilities	(3,568,330)	(359,787)	(3,928,117)
Income taxes receivable/payable	(6,378,836)	1,865,387	(4,513,449)
Cash used in operations	(4,721,769)	(587,862)	(5,309,631)

Cash flows from (used in) Investments:
Purchase of property, plant and equipment	(28,892,497)	587,862	(28,304,635)
Cash flows from (used in) investments	(30,329,030)	587,862	(29,741,168)

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
3.	Restatements (continued):
(b)	The Company has reclassified the restricted cash balance from the cash and cash equivalents balance as at December 31, 2004 and 2003 as the restricted cash represents letters of credit held as security for the MRR facility for the Ministry of Environment. As a result, the cash and cash equivalents balance decreased by $1,349,490 as at December 31, 2004 and by $1,033,410 as at December 31, 2003 and the restricted cash balance increased by the same amount on the consolidated balance sheets. The effect on the consolidated statements of cash flows is as follows:

	As previously
December 31, 2004	reported	Restatement	As restated

Cash used in financing:
Increase in restricted cash	$—	$(316,080)	$(316,080)
Cash and cash equivalents, beginning of year	11,552,943	—	11,552,943
Cash and cash equivalents, end of year	15,180,060	(1,349,490)	13,830,570

	As previously
December 31, 2003	reported	Restatement	As restated

Cash used in financing:
Increase in restricted cash	$—	$(1,033,410)	$(1,033,410)
Cash and cash equivalents, beginning of year	19,267,639	—	19,267,639
Cash and cash equivalents, end of year	11,552,943	—	11,552,943
(c)	The Company has reclassified the note receivable from current assets to long-term assets as the note receivable is repayable in full on July 7, 2007. As a result, the current assets balance as at December 31, 2004 decreased by $315,000 (2003 — $172,500) and long-term assets increased by the same amount on the consolidated balance sheets.

(d)	In compliance with a response to a comment letter received by the Securities and Exchange Commission in January 2006, the Company has amended its revenue recognition policy as noted in note 2(k).

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
4.	Accounts receivable:

	2004	2003
	(Restated - note 3)
Billed	$8,139,690	$11,979,171
Claims	4,900,000	5,384,295
Unbilled	1,276,958	4,760,889

	$14,316,648	$22,124,355

Included in accounts receivable are amounts outstanding from one customer of approximately $12.3 million (2003 — $13.6 million). Included in this receivable are claims for additional work performed pursuant to the contracts which are in dispute with the customer (note 3(a)).

The ultimate settlement of the claim is expected in the future and may result in a change in the estimated amounts of revenues and receivable recorded on this project. The Company estimates are based on the fact that it has a contractual right to claim for these amounts, has verifiable costs related to this claim and has obtained an opinion from an independent third party to confirm its entitlement to a claim. The Company continues to believe that amounts recorded as revenue will be recovered.

5.	Investments:

	2004	2003

Investment accounted for using the cost method	$—	$440,000
Investment accounted for using the equity method, net of Company’s share of net earnings and partial redemption	—	128,193

	$—	$568,193

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
6.	Property, plant and equipment:

		Accumulated	Net book
2004	Cost	amortization	value

Automobiles	$180,358	$95,450	$84,908
Computer equipment	599,862	308,052	291,810
Equipment — ELI (note 7)	534,000	267,000	267,000
Furniture and equipment	1,077,448	519,698	557,750
Kiln — RSI facility	16,312,361	4,704,540	11,607,821
Land	88,228	—	88,228
Land improvements	139,577	41,773	97,804
Leasehold improvements	58,322	58,322	—
Software	301,008	244,753	56,255
Storage building and pads	5,981,467	1,171,468	4,809,999
Treatment building	3,437,471	273,212	3,164,259
Treatment equipment	31,076,295	3,181,752	27,894,543

	$59,786,397	$10,866,020	$48,920,377

		Accumulated	Net book
2003	Cost	amortization	value

Automobiles	$177,837	$64,647	$113,190
Computer equipment	440,222	233,019	207,203
Equipment — ELI (note 7)	534,000	—	534,000
Furniture and equipment	955,014	404,626	550,388
Kiln — RSI facility	11,361,344	3,965,415	7,395,929
Land	83,579	—	83,579
Land improvements	90,103	31,845	58,258
Leasehold improvements	58,322	54,774	3,548
Software	200,671	176,275	24,396
Storage building and pads	5,933,465	791,467	5,141,998
Treatment building	2,506,008	160,601	2,345,407
Treatment equipment	10,057,495	2,106,502	7,950,993

	$32,398,060	$7,989,171	$24,408,889

At December 31, 2004, property, plant and equipment includes $33,297,946 of assets under construction (2003 — $6,205,736) related to the new remediation site in New Brunswick. No depreciation has been recorded on these assets since they are not available for productive use.

During the year, capital assets related to the Kirkland Lake project were written-off. The application for permitting of this site was postponed indefinitely (note 7); therefore, related equipment was transferred to other facilities and are being used for alternative purposes. An impairment charge of $921,212 was realized on this equipment.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
7.	Other assets:

	2004	2003

Deferred permitting costs (amortization nil for 2004 and 2003) (note 2(h))	$3,286,808	$4,979,081
Operating permits, licenses and other assets — ELI (net of amortization of $899,436; 2003 - nil)	899,436	1,798,872
Cash surrender value of insurance (note 8)	606,825	576,450

	$4,793,069	$7,354,403

The Company is in the process of obtaining a final operating permit for its New Brunswick facility and will commence amortizing the related permitting costs upon obtaining this approval.

During the year, the Company wrote off permitting costs of $3,422,767 related to its bid to acquire a permit in Kirkland Lake. The Kirkland Lake project has been postponed indefinitely.

The Company acquired certain operating permits, licenses and other assets from ELI in December 2003 for cash and notes payable (note 8).

8.	Long-term liabilities:

Long-term liabilities comprise the following:

	2004	2003

Promissory note, unsecured non-interest bearing, due December 31, 2005 (note 7)	$300,000	$300,000
Promissory note, non-interest bearing, due upon receipt by the Company of license assignment from two specified licensees (note 7)	—	100,000
Capital lease obligation	—	21,744
Tenure agreement	741,450	576,450
Severance payable	1,660,000	—

	2,701,450	998,194

Less current portion	1,218,405	4,601

	$1,483,045	$993,593

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
8.	Long-term liabilities (continued):

During 2003, the Company concluded a settlement agreement with IT Corp and obtained court approval accepting this settlement in the fourth quarter of 2003. Under the terms of the settlement agreement, the Company’s obligation to IT Corp was extinguished. Accordingly, the Company recorded a gain on debt settlement of $1,316,936 in 2003.

The Company entered into a tenure agreement with the founder of the Company, Mr. John Bennett, which provides an annual allowance of $69,500 until age 85. The present value of these payments using an interest rate of 5.75% at December 31, 2004 is approximately $741,450 which the Company intends to fund from cash flows and, in part, from the cash surrender value of a life insurance policy it holds on Mr. Bennett. The cash surrender value of this life insurance policy is $606,825 at December 31, 2004 (note 7). An expense of $165,000 (2003 — $65,000) is included in administration and business development with respect to this tenure allowance.

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

$2,701,450

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
9.	Share capital:
(a)	The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares (none issued).

(b)	On February 3, 2004, the Company completed a financing arrangement with an Underwriter whereby the Underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share and one half common share purchase warrant at $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction were $24,700,000. No share purchase warrants have been exercised at December 31, 2004.

(c)	On December 30, 2004, the Company completed another financing arrangement with an Underwriter whereby the Underwriter agreed to purchase 3.0 million common shares at $4 per common share for gross proceeds of $12,000,000. The common shares issued consist of 2.5 million common shares from the bought deal financing and an additional 500,000 common shares were issued under an option granted to the Underwriter, which the Underwriter has exercised in full. Net proceeds from this financing transaction were $11,329,450.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
9.	Share capital (continued):
(d)	The issued share capital of the Company is as follows:

	Shares	Amount

		(Restated -
		note 2(a)(i))
Balance, December 31, 2002	16,508,739	$23,886,499
Issued during the year ended December 31, 2003 for:
Exercise of options	637,050	4,021,868
Stock-based compensation related to exercise of options	—	489,103

Balance, December 31, 2003	17,145,789	28,397,470
Issued during the year ended December 31, 2004 for:
Exercise of options	281,651	2,115,156
Stock-based compensation related to exercise of options	—	718,208
Private placement	1,000,000	26,000,000
Bought deal	3,000,000	12,000,000
Share issue costs		(2,277,027)
Tax benefits related to share issue costs	—	762,753

Total issued shares	21,427,440	67,716,560

Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)

Balance at December 31, 2004	21,415,940	$67,644,681

(e)	Stock option plan:

The Company has reserved 5,096,325 common shares for future issuance under its Stock Option Plan (the “Plan”). The Plan provides for the granting of options for the purchase of common shares of the Company at the fair market value of the Company’s stock at the grant date. Stock options are granted to both employees and non-employees. The Company’s Board of Directors has discretion as to the number, vesting period and expiry dates of stock options granted.

The weighted average fair value of the options granted for the year was $4.55 per share (2003 - $3.67 per share).

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
9.	Share capital (continued):
Stock option activity for 2004 and 2003 is presented below:

	2004		2003
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Outstanding, beginning of year	1,120,602	$9.21	1,419,953	$5.67
Granted	210,000	5.19	564,000	18.02
Exercised	(281,651)	7.51	(636,850)	6.31
Cancelled	(17,500)	14.09	(226,501)	9.95

Outstanding, end of year	1,031,451	8.07	1,120,602	9.21

Exercisable, end of year	711,951	$8.65	803,500	$6.99

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004:

			Options outstanding			Options exercisable
				Weighted
				average	Weighted		Weighted
				remaining	average		average
				contractual	exercise		exercise
Range of			Number	life	price	Number	price
exercise prices			of shares	(in years)	per share	exercisable	per share

$2.17	-	$3.55	296,501	0.76	$2.79	296,501	$2.79
$4.84	-	$7.10	350,500	3.10	5.39	125,500	5.54
$9.10	-	$14.29	225,450	2.01	12.51	190,450	12.81
$17.43	-	$22.90	159,000	3.91	22.06	99,500	22.06

			1,031,451		$8.07	711,951	$8.65

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
9.	Share capital (continued):
The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004		2003

Risk-free interest rate	2.7%		2.6%
Dividend yield	—		—
Expected option lives	5	years	2	years
Volatility	135.7%		42.0%
(f) Contributed surplus:

	2004		2003

			(Restated -
			note 2(a)(i))
Balance, beginning of year	$1,201,776		$492,077
Stock-based compensation charge to earnings	675,176		1,198,802
Stock-based compensation to non-employees included in deferred permitting costs	436,461		—
Stock-based compensation related to options exercised	(718,208)		(489,103)

Balance, end of year	$1,595,205		$1,201,776

10. Administration and business development:

	2004		2003

Insurance	$1,222,389		$875,032
Marketing and public relations	2,059,459		2,146,191
Office supplies and miscellaneous	1,563,602		1,151,598
Wages, salaries and fees	2,788,158		1,584,535
Stock-based compensation	675,176		1,198,802
Professional fees	4,711,548		1,586,294
Severance and termination	2,760,000		—

	$15,780,332		$8,542,452

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
11.	Income taxes:

Income tax expense (recovery) varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 35.6% (2003 - 36.6%) to earnings (loss) before income taxes as shown in the following table:

	2004	2003

	(Restated - note 3)
Combined Canadian federal and provincial income taxes at expected rate	$(6,991,344)	$8,184,332
Provincial tax rate difference	786,305	(901,356)
Permanent and other differences	521,456	1,485,342

	$(5,683,583)	$8,768,318

The Company has non-capital losses carried forward of approximately $4,142,000, which are available to reduce future years’ income for income tax purposes.

Non-capital loss carry forwards expire as follows:

2007	$1,000
2008	25,000
2009	1,046,000
2010	31,000
2011	3,039,000

$4,142,000

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
11.	Income taxes (continued):

The composition of the future income tax assets and liabilities at December 31 is as follows:

	2004	2003

Future income tax assets:
Loss carry forwards	$1,458,032	$363,341
Share issue costs	657,605	—
Tenure/severance	866,923	—
Other	174,053	—

	3,156,613	363,341

Future income tax liabilities:
Property, plant and equipment	710,921	1,185,787
Deferred permitting costs	1,028,975	1,672,971
Other	524,891	121,444

	2,264,787	2,980,202

Net future income tax asset (liability)	$891,826	$(2,616,861)

Management believes that realization of the net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

12.	Related party transactions:

During the year ended December 31, 2004, the Company expensed management fees of $336,642 (2003 - $446,931) to a company owned by a director and officer of the Company.

During the year ended December 31, 2004, the Company expensed legal fees of $1,733,668 (2003 - $23,780) to the Company’s legal counsels, of which one of the partners is a director of the Company.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
12.	Related party transactions (continued):

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2004, the Company recorded an investment loss of $278,193 from an investment accounted for under the equity method (note 5).

13.	Earnings (loss) per share:

Basic earnings (loss) per share are calculated based upon the weighted average number of voting common shares outstanding during the year, which was 18,272,090 (2003 - 16,790,724).

Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised or converted at the beginning of the year or the date issued, if later. The number of shares used for the calculation of the fully diluted earnings (loss) per share is 18,272,090 (2003 - 17,527,801) based on application of the treasury stock method.

The reconciliation of the net earnings (loss) and weighted average number of common shares used to calculate basic and diluted earnings (loss) per common share is as follows:

	2004		2003
	Number of	Loss for	Number of	Net
	shares	the year	shares	Earnings

		(Restated -		(Restated -
		note 3)		note 3)
Net earnings (loss)	18,272,090	$(13,955,024)	16,790,724	$13,593,244
Dilutive effect of stock options and warrants	—	—	737,077	—

Diluted earnings (loss) per share	18,272,090	$(13,955,024)	17,527,801	$13,593,244

Options aggregating 1,031,451 (2003 - 383,525) and common share purchase warrants totalling 500,000 (2003 - nil) (note 9(b)) have not been included in the computation of diluted earnings (loss) per share as they were anti-dilutive.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
14.	Financial instruments:
(a)	Foreign currency risk management:

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

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at December 31, 2004, two customers represented 91% of accounts receivable (2003 - 73%). Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.
15.	Commitments:

Future minimum annual rental payments for operating leases are payable over the next five years and thereafter as follows:

2005	$315,562
2006	188,133
2007	130,806
2008	127,782
2009	127,782

$890,065

Restricted cash includes the amounts on deposit plus accrued interest relating to these letters of credit outstanding at December 31, 2004 of $1,141,170 (2003 - $1,092,000) which are held as security for the MRR facility site for the Ministry of the Environment.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
16.	Segmented information:
(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. Sales during the year to customers domiciled in the United States amounted to $10,214,976 (2003 - $23,985,810) and in Canada amounted to $20,427,076 (2003 - $40,501,867).

(b)	Major customers:

For the year ended December 31, 2004, revenues from two customers, Customer A and Customer B represented approximately 24% and 27%, respectively, of total revenues (2003 - two customers 36% and 35%). A long-term contract in place during 2003 with Customer B was completed during 2004.
17.	Contingencies:
(a)	Judicial Review of Minister Decision:

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
17.	Contingencies (continued):
(b)	Manville, New Jersey (Federal Creosote Contracts):

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

After the unsuccessful bidder’s protest of the 2003 Phase III Contract, the principal contractor issued an Invitation for Bids (“IFB”) in November 2003 for an lD/IQ contract for thermal remediation. The IFB provided for a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons. The Company bid on the IFB in December 2003, and was notified in early 2004 that it was the low bidder. During and after the bidding process, the Company repeatedly asked the principal contractor to state whether the IFB supplemented or replaced the 2003 Phase III Contract. The principal contractor did not respond to these queries. To benefit from deliveries from the FC site, the Company elected to participate in the contract process, while continuing to seek clarification from the principal contractor and the Corps regarding the IFB. Without waiving any of its rights under the 2003 Phase III Contract, on June 3, 2004 the Company entered into an lD/IQ subcontract (the “2004 Phase III Contract”) with a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons for the same type of services as were covered by the 2003 Phase III Contract. The 2004 Phase III Contract is on less favourable economic terms than the 2003 Phase III Contract but is consistent with pricing under FC Site contracts concluded before the 2003 Phase III Contract. On July 22, 2004, the Company announced that, based on correspondence received from the Corps, all future shipments from the FC Site will be delivered under the 2004 Phase III Contract.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
17.	Contingencies (continued):
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

(c)	Class action:

On July 30, 2004, a class action lawsuit was filed in the United States against the Company and certain officers. A total of 12 similar actions have been filed to this date. Plaintiffs filed a Consolidated Amended Complaint on December 23, 2004. That complaint asserts claims under sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project. The consolidated complaint names as defendants the Company, its former Chairman and Chief Executive Officer John Bennett, its current Chief Executive Officer Allan Bulckaert, its Vice-President of Engineering and Business Development Danny Ponn, its former Chief Financial Officer Richard Stern and its former Vice-President of Sales and Marketing for the United States Robert Griffiths. Plaintiffs purport to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants have filed motions to dismiss the consolidated amended complaint. At present the claim of the lead plaintiff (not including claims of any other plaintiffs or potential plaintiffs) is approximately U.S. $3.11 million. The Company disagrees with the allegations and intends to defend against them vigorously.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
17.	Contingencies (continued):
(d)	Regulatory investigations:

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
17.	Contingencies (continued):
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

In a letter dated September 3, 2004, the Company received notice from the NASD Regulatory Division, on behalf of the American Stock Exchange, that it is conducting a review of certain transactions in the Company’s common shares which occurred prior to the Company’s announcement on July 22, 2004 of the loss in its second quarter of 2004. According to the notice, “[t]his is a routine review and should not be construed as an indication that any violations of Federal Securities laws or Exchange rules have occurred, on an adverse reflection on the Company, its securities or any individual who effected transactions in such securities.” On December 22, 2004, the Company received a request for additional information to which the Company responded on February 11, 2005.

The Company is continuing to cooperate with all regulatory agencies regarding these inquiries and investigations.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
17.	Contingencies (continued):
(e)	Quebec Order:

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
18.	United States generally accepted accounting principles reconciliation:

The revised consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its revised consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as summarized below. Previously reported U.S. GAAP figures have been restated as described in notes 3(a) and 18(d).
(a)	Earnings (loss) and earnings (loss) per share:

	2004	2003

	(Restated - note 3)
Net earnings (loss) in accordance with Canadian GAAP	$(13,955,024)	$13,593,244
Compensation expense (d)	621,029	1,093,899
Deferred permitting costs (e)	(1,730,494)	(1,717,697)
Write-down of deferred permitting costs (e)	3,422,767	—
Recovery of deferred business development costs (f)	—	43,950
Loss on investments (g)	81,050	—
Future income tax recovery on U.S. GAAP adjustments (h)	(610,911)	479,302

Net earnings (loss) per share in accordance with U.S. GAAP	$(12,171,583)	$13,492,698

Basic earnings (loss) per share in accordance with U.S. GAAP	$(0.67)	$0.80

Diluted earnings (loss) per share in accordance with U.S. GAAP	$(0.67)	$0.77

Weighted average shares outstanding (note 13):
Basic	18,272,090	16,790,724
Diluted	18,272,090	17,527,801

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
18.	United States generally accepted accounting principles reconciliation (continued):
(b)	Balance sheet:

The amounts in the revised consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

		Other
	Investments	assets	All other	Total

				(Restated -
				note 3)
Assets in accordance with Canadian GAAP as at December 31, 2004	$—	$4,793,069	$85,219,333	$90,012,402
U.S. GAAP adjustments	—	(3,286,808)	—	(3,286,808)
Future income tax recovery on U.S. GAAP adjustment (h)	—	—	1,062,057	1,062,057

	$—	$1,506,261	$86,281,390	$87,787,651

Assets in accordance with Canadian GAAP as at December 31, 2003	$568,193	$7,354,403	$62,245,611	$70,168,207
U.S. GAAP adjustments	(81,050)	(4,979,081)	—	(5,060,131)

	$487,143	$2,375,322	$62,245,611	$65,108,076
k

	2004	2003

Liabilities in accordance with Canadian GAAP	$10,009,012	$15,850,433
Future income tax recovery on U.S. GAAP adjustments (h)	—	(1,672,971)

	$10,009,012	$14,177,462

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
18.	United States generally accepted accounting principles reconciliation (continued):

	2004	2003

		(Restated -
		note 3)
Shareholders’ equity in accordance with Canadian GAAP	$80,003,390	$54,317,774
Deferred permitting and business development costs (e) and (f)	(3,286,808)	(3,387,160)
Future income taxes (h)	1,062,057	—

Shareholders’ equity in accordance with U.S. GAAP	$77,778,639	$50,930,614

Shareholders’ equity in accordance with U.S. GAAP is comprised of:
Share capital	$70,645,023	$31,670,112
Additional paid-in capital (d)	193,425	154,775
Deferred compensation expense (d)	(54,990)	(61,037)
Retained earnings	6,995,181	19,166,764

	$77,778,639	$50,930,614

(c)	Statement of cash flows:

Under U.S. GAAP, cash provided by operations would decrease by $1,294,032 (2003 - ($1,194,445)) and cash used in investments would increase by $1,294,032 (2003 - ($1,194,445)) for the costs of deferred permitting and business development, which would be expensed as incurred and classified as a component of operating cash flows under U.S. GAAP.

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
18.	United States generally accepted accounting principles reconciliation (continued):
(d)	Stock-based compensation:

For U.S. GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensation expensed is remeasured based on the option’s intrinsic value at each reporting date until the date award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP, the Company has accounted for employee stock based compensation as described in note 2(a)(i).

The Company determined that it had incorrectly accounted for the U.S. GAAP adjustment for stock-based compensation during the year ended December 31, 2003. The Company had previously recorded the stock-based compensation to be recorded under U.S. GAAP under the instrinsic value basis but had not reversed the stock-based compensation recorded under the fair value based method under Canadian GAAP. As a result, the Company had revised the U.S. GAAP adjustment by $1,198,802 to increase net earnings under U.S. GAAP for the year ended December 31, 2003.

Accounting for employee stock options under U.S. GAAP would result in a reclass to increase share capital and a corresponding decrease in additional paid-in capital of $9,448 (2003 - $104,903 to increase compensation expense and a corresponding increase to paid-in capital).

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
18.	United States generally accepted accounting principles reconciliation (continued):
Under United States GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company recognizes compensation expense for stock options, warrants and other equity instruments issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. Under Canadian GAAP, the Company has applied the fair value method for non-employee awards granted since January 1, 2002. Under this policy, stock options issued to non-employees after December 31, 2002, the only measurement difference for non-employees are those carried forward from previous periods as noted below. The fair value of stock options and warrants granted to non-employees during the year ended December 31, 2001 was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

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

BENNETT ENVIRONMENTAL INC.
Notes to Revised Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003
18.	United States generally accepted accounting principles reconciliation (continued):
(g)	Loss on investments:

Under Canadian GAAP, certain investments were written-off during 2004 and for U.S. GAAP purposes, these investments were written-down in prior years. For U.S. GAAP purposes, 2004 write-offs totalling $81,050 have been reduced since they were previously recorded for U.S. GAAP purposes.

(h)	Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian future income tax assets and liabilities at enacted tax rates would not change recorded net earnings (loss) or shareholders’ equity under U.S. GAAP. The future income tax effect of U.S. GAAP adjustments has been recorded at the enacted tax rate in the period of adjustment.