Form 40-F
period 2005-12-31
BENNETT ENVIRONMENTAL INC
filed 2006-06-16
CIK 1048295

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
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
21,584,940 Common Shares without Par Value
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

PRINCIPAL DOCUMENTS
The following documents of Bennett Environmental Inc. (the “Company”) have been filed as part of this Annual Report on Form 40-F:
1.	Annual Information Form of the Company for the year ended December 31, 2005.
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2005.
3.	Audited Consolidated Financial Statements of the Company for the years ended December 31, 2005 and 2004, together with the auditor’s report thereon (Note 18 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).

FORWARD LOOKING STATEMENTS
This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning our operations and related estimates also may be deemed to be forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those principal disclosure documents of the Company included in this Annual Report on Form 40-F.
The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2005. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer who serves as our principal executive officer and our Chief Financial Officer who serves as our principal financial officer as appropriate to allow timely decisions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts billed by KPMG LLP to the Company for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below (in ‘000s):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Audit Fees (1)	$503.0	$431.2

Audit-Related Fees (2)	—	10.4

Tax Fees (3)	97.8	102.5

All Other Fees	—	—

Totals	$600.8	$544.1
NOTES:

(1)	“Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements, prospectus-related fees (2004 only) and review in connection with the Company’s statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally consultation concerning financial accounting and reporting standards and accounting consultation on proposed transactions.

(3)	“Tax Fees” represent fees for tax compliance and tax consultation and tax planning.
The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2005 were approved by the Audit Committee. The Audit Committee reviews with KPMG LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no “off-balance sheet arrangements” as that term is defined pursuant to rules promulgated under Section 13(j) of the Exchange Act. Please see discussion under “Off-Balance Sheet Arrangements”, in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required disclosure is included in the section of this Annual Report on Form 40-F entitled “Principal Documents”, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Liquidity and Capital Resources.”
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
B. Consent to Service of Process
The Registrant filed concurrently with the Commission a Form F-X/A in connection with the filing of this Annual Report on Form 40-F for the year ended December 31, 2005.
EXHIBITS
The following exhibits are filed as part of this report:

1.	Consent of KPMG, LLP Independent Registered Public Accounting Firm

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
Name: Allan Bulckaert
Title: President and Chief Executive Officer
Date: June 16, 2006

BENNETT ENVIRONMENTAL INC.
Suite 208, 1540 Cornwall Road
Oakville, Ontario
L6J 7W5
Annual Information Form
May 31, 2006

TABLE OF CONTENTS

INTERPRETATION	1
FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
Three Year History	2
Recent Developments	4
NARRATIVE DESCRIPTION OF THE BUSINESS	9
Overview	9
Operations	10
Market for Services	12
Revenues	13
Sales and Marketing	13
Thermal Oxidation Process and Inputs	15
Major Inputs	17
RISK FACTORS	18
DIVIDEND POLICY	20
DESCRIPTION OF CAPITAL STRUCTURE	20
MARKET FOR SECURITIES	21
Trading Price and Volume	21
Prior Sales	21
DIRECTORS AND OFFICERS	21
Name, Occupation and Security Holding	21
Case Trade Orders, Bankruptcies, Penalties or Sanctions	23
Conflicts of Interest	23
LEGAL PROCEEDINGS	24
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24
AUDIT COMMITTEE INFORMATION	24
Composition of the Audit Committee	24
Auditors’ Service Fees	25
TRANSFER AGENTS AND REGISTRARS	25
MATERIAL CONTRACTS	25
INTEREST OF EXPERTS	25
Names of Experts	25
Interests of Experts	25
ADDITIONAL INFORMATION	25
APPENDIX I BENNETT ENVIRONMENTAL INC. AUDIT COMMITTEE CHARTER	1

This Annual Information Form is disclosed as at May 31, 2006, unless otherwise indicated and except for information contained in portions of documents that are incorporated by reference in the Annual Information Form which are dated as of a different date.
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
CORPORATE STRUCTURE
BEI was incorporated under the Canada Business Corporations Act on July 29, 1992. On April 4, 1996, BEI amended its articles to consolidate its issued and outstanding common shares on a one for four basis, and on July 7, 2002, BEI amended its articles to subdivide its issued and outstanding common shares on a three for two basis. On October 2, 2002, BEI amended its articles to authorize the directors to appoint additional directors. BEI’s head and principal office is located at Suite 208, 1540 Cornwall Road, Oakville, Ontario, Canada L6J 7W5. The Corporation also maintains an office in Québec, Canada. BEI’s registered and records office and address for service in Ontario is Suite 208, 1540 Cornwall Road Oakville, Ontario L6J 7W5. The Company will have a proposal before its shareholders at its 2006 annual general and special meeting to change the name of BEI to Terra Cycle Environmental Inc.
BEI carries on business through three wholly-owned operating subsidiaries — Récupère Sol Inc. (“RSI”), Material Resources Recovery S.R.B.P. Inc. (“MRR”), and Bennett Environmental New Brunswick Inc. (“BEN”). RSI operates the Corporation’s thermal treatment facility in Saint Ambroise, Québec, Canada. MRR operates a thermal treatment facility in Cornwall, Ontario. BEN was formed to operate the Corporation’s recently constructed facility in Belledune, New Brunswick. In addition, BEI also has four wholly-owned subsidiaries which do not currently carry on any operations — Bennett Remediation Services Ltd., Bennett RemTech Ltd., Bennett Environmental US Inc. and Bennett Environmental U.S.A. Inc.

The following chart illustrates BEI’s principal operating subsidiaries, their jurisdictions of incorporation and the percentages of their voting securities beneficially held by BEI:
GENERAL DEVELOPMENT OF THE BUSINESS
Three-year History
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
Effective December 1, 2003, through a series of transactions, the Company acquired a non-exclusive, two year renewable license to use and sublicense Gas Phase Chemical Reduction (GPCR) technology. This technology is a non-incineration method of destroying hazardous wastes such as askarel, CFC’s, and other halogenated organic chemicals. Although GPCR is a proven technology, it has not been successfully commercialized because certain operating costs make it uneconomical. The Company is exploring ways to reduce costs and open markets for this technology. It is not anticipated that the Company will spend more that $200,000 in its cost reduction efforts nor does it believe that GPCR will provide more than 10% of the total revenue and earnings of the Corporation in the near term.
In late 2002 the Company was awarded a contract to remediate soil in Saglek, Northern Labrador. The contract was a fixed rate contract to excavate and remediate approximately 19,500 cubic meters of soil. In late September 2004 the Company completed field work on the Saglek contract. As of December 2004 the Company had completed the work related to the project. Actual revenue from this project was below expectations and the actual expenses were above expectations. The shortfall in revenue was primarily attributed to lower actual excavation volume than expected, and lower revenue from claims for extra expenses. Additional costs above the estimate were related to additional processing costs due to lower volumes and higher than estimated site costs, fuel and transportation costs. Gross margins for the year 2004 were reduced by approximately $9.7 million because of the Saglek contract. The Company has submitted approximately $9.2 million of claims for extra expenses to its customer. A net amount of approximately $4.9 million is included in accounts receivable and was recognized as revenue in 2003 and 2004. Successful collection of the claims is contingent on the Company’s ability to prove entitlement either to its customer or to a court of law. While the Company believes that a significant portion of these claims could eventually be recovered, the matter may have to be litigated and there is no certainty that the amounts will be recovered. As such the Company has reserved $4.7 million of these amounts at the end of 2005.
On September 9, 2003, the Government of New Brunswick approved construction by the Corporation of a new thermal oxidation treatment facility at Belledune, New Brunswick, Canada. This facility is expected to be capable of treating 100,000 metric tonnes of hydrocarbon and creosote impacted soil. Construction of this facility was substantially completed in December 2004. The Company completed compliance tests at this facility on April 19, 2006 and samples that were taken by an independent third party environmental consulting firm during the testing period were sent to a laboratory for analysis. Once the analysis is complete, the results will be sent to the Government of New Brunswick for review against the criteria set out in the draft operating permit. If these criteria are met, the Company expects to receive an operating permit for this facility which will allow the Company to commence commercial operations at this facility.
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
Certain other developments arising during the last three fiscal years ended December 31, 2003, 2004 and 2005 including contract disputes, legal proceedings, regulatory investigations and other matters are updated and discussed in the “Recent Developments” segment below.

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
Shortly after the award of the 2003 Phase III Contract, an unsuccessful bidder lodged a protest of the award with United States Army Corps of Engineers (the “Corps”), which supervises the contractors on the FC Site, is responsible for the remediation process and consents to the award of subcontracts under U.S. government procurement regulations. The Corps alleges, and the Company disputes, that the Corps withdrew its consent to the award of the 2003 Phase III Contract to the Company, although it consented to ship up to 10,000 tons of soil to the Company for treatment under the 2003 Phase III Contract. The principal contractor on the FC Site did not take any action to cancel the 2003 Phase III Contract, or otherwise notify the Company of the Corps’ actions. The Company began receiving shipments under the 2003 Phase III Contract in August 2003.
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
U.S. Securities Class Action
Beginning on July 30, 2004, twelve class action complaints were filed in the United States against the Company and certain officers. The lawsuits were consolidated and a consolidated complaint was filed on December 23, 2004 that asserted claims under sections 10(b) and 20(a) of the United States Securities

Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project. The consolidated complaint named as defendants the Company, its former Chairman and Chief Executive Officer John Bennett, its current Chief Executive Officer Allan Bulckaert, its former Vice President of Engineering and Business Development Danny Ponn, its former Chief Financial Officer Richard Stern and its former Vice President of Sales and Marketing for the United States Robert Griffiths. Plaintiffs purported to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants filed motions to dismiss the complaint. On August 30, 2005 the parties reached an agreement in principle to settle all claims asserted in the complaint in exchange for a cash payment of US$9.75 million, of which the Company would contribute US$0.75 million with the remainder paid by its insurers. Formal settlement documents were thereafter executed and presented to the Court for its consideration. At a hearing on January 13, 2006, following notice to members of the class, United States District Judge Laura Swain advised the litigants that the Court would approve the settlement. On February 21, 2006, the Court entered its order and final judgement approving the settlement and dismissing the consolidated action. Under the Federal Rule of Civil Procedure, the time to file a motion of appeal from the order expired on or about March 23, 2006.
Regulatory Investigations
On January 29, 2004, the Company announced that it was in discussions with the Ontario Securities Commission (the “OSC”) concerning a disclosure issue raised by the OSC staff arising from information disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. OSC staff suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material. The Company has not heard from the OSC Staff on this matter since September 30, 2004.
On July 30, 2004, the OSC advised the Company that it was investigating the trading of shares of the Company prior to (i) the disclosure on March 29, 2004 relating to delays in shipments of soil from the two largest customers of the Company which caused an unscheduled shut down of the Company’s plant in Saint Ambroise, Québec, and (ii) the disclosure on July 22, 2004 regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The OSC requested a detailed written chronology of the events which had culminated in the announcements on March 29, 2004 and July 22, 2004. On August 26, 2004, the OSC requested further information and documents relating to (i) the Saglek Labrador project for the Department of National Defense, (ii) the timely disclosure of the Federal Court of Canada decision to quash the decision of the former federal Minister of Environment to refer the Company’s project in Belledune, New Brunswick to a federal review panel, and (iii) the Company’s customer contract backlog status, projected soil volume to be processed in the third quarter of 2004 and the plans for the Belledune facility. On December 22, 2005, the Company received a letter from the OSC inquiring about the revenue recognition of the Company. Specific questions were raised regarding revenue recognition at the Cornwall facility. A letter of response was sent on behalf of the Company on January 5, 2006. On January 19, 2006, the Company received a response from the OSC, stating that the OSC’s review was complete and the OSC had no further comments on the issues discussed.
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

The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the OSC giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company had failed to disclose the change in status of the contract at the Federal Creosote Site, and alleged illegal insider trading. The Company submitted its response on March 17, 2005.
On March 16, 2005, the Company received a letter from the TSX alleging that the Company had breached the TSX’s timely disclosure policy by failing to promptly disclose the change of the status of the 2003 Phase III Contract in August 2003 after the Company’s original press release of the award of the 2003 Phase III Contract on June 2, 2003. The TSX also alleged in the letter that the Company did not provide balanced disclosure by failing to disclose the removal of the Company from certain indices. The TSX requested a meeting with the Company and at least one independent director to be held by April 8, 2005, and asked the Company’s disclosure committee to attend a timely disclosure education session. The meeting was held with the TSX and all of the Company’s senior staff attended a timely disclosure education session. The TSX also advised that it intended to pass its findings to the OSC.
In a letter dated August 23, 2004, the United States Securities and Exchange Commission (the “SEC”) advised the Company that the SEC is conducting an informal inquiry of the Company. The SEC requested that the Company voluntarily produce certain records and oral testimony, and the Company is cooperating with the request. According to the notice, “[t]his request is confidential and should not be construed as an indication by the Commission or its staff that any violation of the Federal Securities laws has occurred, nor should it be construed as a reflection upon any security, person or entity.” The SEC subsequently obtained a judicial order opening a formal investigation and authorizing it to depose witnesses. On October 3, 2005, the Company responded to comments in letters dated August 18, 2005 and September 1, 2005 from the SEC, regarding the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004 and Reports on Form 6-K including interim financial statements as of and for the periods ended March 31, 2005 and June 30, 2005. On January 17, 2006, the Company responded to the SEC comments in a letter dated December 23, 2005, regarding the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004 and Reports on Form 6-K including interim financial statements as of and for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005. The Company received additional comments from the SEC in a letter dated January 20, 2006, and responded to this letter on May 23, 2006. Currently the Company is expecting the SEC’s comments, if any, on the Company’s response.
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
On August 19, 2004, the Federal Court of Canada granted the Company’s application and quashed the decision by the former federal Minister of Environment to refer the project to a review panel. The federal Minister of Environment appealed the Federal Court of Canada decision to the Federal Court of Appeal. On July 19, 2005 Federal Court of Appeal upheld the Federal Court Judge Harrington’s order.
In the third quarter of 2005, the Hon. Stephane Dion, the then Minister of the Environment and Minister responsible for the Canadian Environmental Assessment Agency, accepted and decided not to seek leave to appeal the July 19, 2005 Federal Court of Appeal decision to the Supreme Court of Canada.
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
On December 5, 2005 the Company was notified by the Quebec Ministry of Sustainable Development, Environment and Parks (“MSDEP”) that, subsequent to a request by RSI, the MSDEP has issued a new Certificate of Authorization to RSI for the operation of its facility located in St. Ambroise, Quebec. In addition, the Company was notified that, in the circumstances, it is not necessary to take further action with respect to the Preliminary Notice issued on September 17, 2004 and that it will not issue an order against RSI.
Specifically, the new amended Certificate of Authorization provides that within 18 months, RSI will comply with an average ambient air quality criteria of 60 fg TEQ/cubic meter for dioxins and furans that are attributable to its operations. RSI is confident that it can continue to meet this annual average ambient air quality criteria based on the results of its sampling program, which has been improved in accordance with MSDEP requests.
Since the improvements to the program were implemented in April 2005, the sampling results indicate an average measurement of less than 20 fg TEQ/cubic meter of dioxins and furans in the ambient air, which is below the 60 fg TEQ/cubic meter criteria that is provided for in the new amended Certificate of Authorization. As well, the new amended Certificate of Authorization provides that RSI will increase the sampling frequency provided for in RSI’s air monitoring protocol, particularly with respect to the sampling of ambient air.
Management Changes
On February, 18, 2004, Allan Bulckaert was appointed as Chief Executive Officer, replacing Mr. John Bennett.
On July 20, 2004, BEI appointed Andrew Boulanger as the Chief Financial Officer, replacing Mr. Rick Stern.
In August 2004, Mr. David Williams was appointed Chairman of the Board, replacing Mr. John Bennett.
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
On September 28, 2005, the Company announced that Danny Ponn, Vice President of Engineering and Business Development, would be leaving the Company effective December 28, 2005.
On March 6, 2006, the Company appointed Tomasz Wesolowski Vice President of Engineering and Technology. Mr. Wesolowski will assume the duties Mr. Ponn was performing as well as duties related to operating permits, due diligence related to potential acquisitions and reviewing and assessing new technology for potential new waste streams.
On May 2, 2006, the Board of Directors of the Company appointed Mr. Bernd Christmas as a director.
Closing Vancouver Office and Severance Arrangements
From the end of 2004, the Corporation proceeded to close its Vancouver office and consolidate all accounting and administrative functions to its head office in Oakville, Ontario. At the end of May 2005 the Vancouver office was closed.
In connection with the arrangements being made to close the Vancouver office and the employment contracts with certain executives, the Company has to date expensed approximately $l.7 million towards severance provisions. In some instances these arrangements are being negotiated and therefore neither the amount of monies payable, nor the timing of such payment(s), is certain.

In addition, certain agreements were reached between the Company and each of Messrs. John Bennett, Rick Stern and Zul Tejpar with respect to their departure from the Company. For details of these agreements, please refer to the segment entitled “Executive Compensation-Compensation of Executive Officers-Termination of Employment, Change in Responsibilities and Employment Contracts” in the management information circular of the Company with respect to the Company’s 2006 annual and special meeting expected to be available at www.sedar.com in July 2006, which segment is incorporated by reference herein.
Restatement of Financial Statements
On March 6, 2006, the Company decided, after consultation with its auditors KPMG LLP and approval of its Board of Directors, to restate its previously year end December 31, 2003 and 2004 annual consolidated financial statements and related interim financial statements from those periods. The restatement affects the allocation of revenue between 2003 and 2004. For details of the restatement, please refer to note 3 to the Company’s restated audited annual consolidated comparative financial statements for the years ended December 31, 2004 and 2003, which note is incorporated herein by reference.
As a result of the restatement of these financial statements, the Company delayed filing its annual financial statements and annual Management’s Discussion & Analysis related thereto, and its Annual Information Form for the fiscal year ended December 31, 2005 by the required filing date under applicable Canadian securities laws, namely March 31, 2006. Further, the Company is delayed in filing its interim financial statements and interim Management’s Discussion & Analysis for the three months ended March 31, 2006, which were due on May 15, 2006. The Company intends to file these interim statements by June 15, 2006.
Other Recent Developments
In April 2006, the Company received an ID/IQ purchase order for up to a maximum shared quantity of 45,000 tonnes of contaminated material from the Federal Creosote project. The contract stipulates that this purchase order can be fully satisfied by a minimum delivery of 1,000 tonnes. In April 2006, a work order for an estimated 1,000 tonnes of contaminated material from the Federal Creosote Superfund site was issued to the Company. The Company expects to send this material for processing to BEI’s facility in St. Ambroise, Quebec, sometime in the second quarter of 2006.
On May 4, 2006, the Company announced that it had taken a shutdown at its facility in St. Ambroise, Quebec. The company anticipated that this shutdown would last until June 5, 2006. The Company continues to accumulate soil at this facility and will recommence operations when it has accumulated sufficient volumes to operate efficiently.
On May 12, 2006, the Company received a letter from a representative of a group of dissident shareholders. The letter, written by Joe Schocken, a former Director of Bennett Environmental and principal of Broadmark Capital LLC, who has been retained by the dissidents, demands control of the Company’s Board of Directors.
NARRATIVE DESCRIPTION OF THE BUSINESS
Overview
The Corporation is engaged in the business of using thermal oxidation technology to remediate contaminated soil, contaminated construction debris and mercaptan contaminated gas distribution equipment. The Corporation owns and operates remediation facilities located in Saint Ambroise, Québec and Cornwall, Ontario and has recently completed construction of a third facility in New Brunswick. The Corporation markets its remediation services throughout Canada and the United States.
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
Over the past five years, the Corporation has been upgrading the operating capacity of the Saint Ambroise facility. Operating capacity has increased from approximately 40,000 tonnes in 1999 to 100,000 tonnes in 2002 through capital improvements. During 2005 and 2004, the Saint Ambroise facility treated approximately 43,000 and 53,000 metric tonnes of contaminated soil, respectively. The Corporation has no immediate plans to make further upgrades to the capacity of the Saint Ambroise facility.
Cornwall, Ontario
Effective September 30, 2002, BEI acquired MRR through its subsidiary RSI. MRR’s facility is located in Cornwall, Ontario and MRR owns the land where the facility is located.
The Cornwall facility is comprised of a building (estimated to be 20,000 square feet) and houses a high temperature incinerator capable of incinerating hazardous materials, shipping and storage areas, and sales and engineering offices. MRR has the equipment and the required permits to handle and incinerate PCB and mercaptan contaminated materials and also has the equipment and permits to treat contaminated water. The current operations that are carried on at the facility are the incineration of PCB contaminated materials (for example, wood, metals and concrete). In 2005, MRR generated about $4.6 million in revenues, and treated about 1,183 tonnes of material through the Cornwall facility.
Since January 2003, MRR made a decision to not treat any mercaptan-contaminated materials at its facility in Cornwall. Since that time all mercaptan-contaminated materials received by the Corporation have been treated at a leased site in Garden City, Texas. In February 2006, the Company entered into an agreement to sell the mercaptan portion of the business for $322,000. The book value of the assets sold was $35,000 and the Company took back a vendor take-back of $262,000 payable.
Proposed and Potential Facilities
The Corporation recently constructed a new remediation facility at Belledune, New Brunswick and was working towards establishing a facility at Kirkland Lake, Ontario.
Belledune, New Brunswick
On September 9, 2003, the Government of New Brunswick approved construction by the Corporation of a new thermal oxidation treatment facility at Belledune, New Brunswick. The facility is located on leased land at an environmental industrial park located near Belledune in northeastern New Brunswick. Construction of the facility was completed at the end of 2004. The Company completed compliance tests at this facility on April 19, 2006 and samples that were taken by an independent third party environmental consulting firm during the testing period were sent to a laboratory for analysis. Once the analysis is complete, the results will be sent to the Government of New Brunswick for review against the criteria set out in the draft operating permit. If these criteria are met, the Company expects to receive an operating permit for this facility which will allow the Company to commence commercial operations at this facility. The facility will be capable of treating 100,000 metric tonnes per year of hydrocarbon and creosote impacted soil. The facility will use the Corporation’s Mark IV Thermal Oxidizer technology, which has been employed for six years in the Corporation’s facility in Saint Ambroise, Québec.
For the fiscal year ended December, 31, 2005, the Company recorded a non-cash impairment of $15.4 million for the facility in Belledune, New Brunswick.
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

Market for Services
The proliferation of laws over the past decade in Canada and the United States which restrict the landfilling of hazardous wastes has significantly increased the North American market for the remediation of contaminated materials. The demand for remediation services and type of remediation required depends in part upon the laws of jurisdiction where the contaminated materials are located. Restrictions in Canada against the landfilling of wastes containing PCBs above 50 parts per million (“ppm’) have significantly increased the Canadian market for the remediation of PCB contaminated materials. Recent proposed changes to federal regulations (which is expected to become law by the spring of 2006) in Canada would:
(a)	end the use of PCB equipment containing:
•	500 mg/kg or more of PCBs, by December 31, 2009;

•	50 mg/kg or more to less than 500 mg/kg of PCB’s, by December 31, 2014, with 50 mg/kg or more of PCB’s as specified in the regulations, by December 31, 2025, based on practical considerations (light ballasts, pole top transformers, specified equipment in electricity generation, transmission and distribution facilities); and

•	50 mg/kg or more of PCB’s located in sensitive areas, by December 31, 2009 (drinking water treatment plants, food and feed processing sites and schools at or below the secondary level, hospitals, and senior and child care facilities, including the land on which they are located within 100 meters of these facilities); and
(b)	require destruction of PCB material containing:
•	50 mg/kg or more of PCB’s currently in storage by December 31, 2009;

•	50 mg/kg or more of PCB’s that will be stored after the new regulation is in place, no later than one year after the waste is put into storage at the owner’s site, the transfer site and destruction site respectively; and

•	50 mg/kg or more of PCB’s, except light ballasts, located in sensitive areas, no later than one year after the new regulation is in place.
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
In 2000, the Province of Québec established the Revi-Sols/Soil Restoration to encourage the clean-up of contaminated sites which included new financial incentives to clean-up contaminated sites within the Province. The program provides $50 million in provincial rebates for the clean-up of sites that will have economic and development potential. The program provides for a rebate of up to 70% of the cost of the clean-up if the restoration involves treatment, and up to 50% if no treatment is required. The Revi-Sols Program originally focused on the Québec City and Montreal area; however, the program now will be expanded to include the entire Province of Québec.
In March, 2004, the federal government of Canada announced the inclusion of $4.0 billion to be spent on the clean-up of federal contaminated sites over the next 10 years. This includes $500 million for the clean-up of the Sydney Tar Ponds in Nova Scotia. Management of the Corporation believes that these types of programs will expand the market for the Corporation’s remediation service program.
Revenues
The Corporation’s revenues from its remediation services by type and by geographical region for the last two financial years are set out below (all figures in Canadian dollars). During each year shown, approximately 81% of the Corporation’s revenues were generated from the waste remediation facility at Saint Ambroise, Québec.

	Thermal Treatment Revenues
	U.S.	Canada	Total
Fiscal Year Ended December 31, 2004	$10,214,976	$20,427,076	$30,642,052
Fiscal Year Ended December 31, 2005	$13,582,269	$15,667,980	$29,250,249
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
Ontario Landfills
In Canada, the only secure landfill sites permitted to accept wastes containing hazardous levels of contaminants are in Ontario. As of January 2002, the Province of Québec restricted the levels of contaminants that can be disposed of at Québec landfill sites. The Province of Ontario has implemented landfill restrictions similar to those in Québec to be implemented over the next five years. Ontario hazardous waste landfills market their services in the United States for the disposal of soils within the Corporation’s market niche. The largest competitive advantage that the landfills have over the Corporation’s remediation services is their cost. Landfilling costs to end customers are approximately U.S. $120 to $200 per metric tonne, compared to the Corporation’s services which cost the end customer approximately U.S. $400 to $500 per metric tonne.
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
Currently, Ontario hazardous waste regulations permit disposal of persistent organic pollutants in landfills. The Ontario provincial government has enacted land disposal restrictions to change their regulations to restrict the landfilling of certain hazardous waste over the next five years, which might reduce the hazardous waste market for landfills. Treatment alternatives, such as the Corporation’s thermal oxidation facilities may gain some of this market share that is currently disposed of in Ontario landfills.
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

Clean Harbors Inc., a company based in Braintree, Massachusetts, operates seven high-temperature incinerators in the U.S. Clean Harbors regularly competes with the Company but has more limited annual capacity related to soil remediation.
The incinerator at the Swan Hills Treatment Centre owned by the Province of Alberta is the Corporation’s only competing Canadian high temperature thermal incinerator. Swan Hills is located in Western Canada, which makes it more readily accessible to contaminated sites in the West. The Corporation often competes with Swan Hills for soils originating in Western North America.
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
Remediation Permits
The process for obtaining permits for the development and operation of a thermal oxidizer facility is costly and time consuming. The process requires development of the equipment and the facility site in accordance with environmental laws, regulations, and policies, and other regulatory concerns. This process can take many years to complete. In addition, the process can require environmental assessment impact studies which can cost in excess of $3 million. The Canadian Environmental Assessment Act has recently added another level of regulation to the permitting process by requiring applicants to address additional issues relating to proposed treatment facilities such as vehicle traffic and economic issues including effects on tourism and property values. Once the necessary permits are obtained, the Corporation must also comply with the ongoing monitoring, compliance testing and comprehensive reporting requirements provided for under the permit.
The Corporation’s existing permit in Québec allows the Corporation to treat soils contaminated with all chlorinated hydrocarbons and non-chlorinated organic contaminates including, PCB, PCP, creosote, dioxins and pesticides.
The permits for the Cornwall, Ontario facility allow for the thermal treatment of PCB contaminated construction debris, mercaptan contaminated metals and PCB contaminated water. The permit to construct granted for the facility in Belledune, New Brunswick is to construct and operate a thermal oxidation facility capable of treating a maximum of 100,000 metric tonnes of non-chlorinated hydrocarbon and creosote impacted material. A final operating permit (expected in 2006) will be required before commercial operations may commence at the Belledune facility. In order for this permit to be granted, compliance test results from the facility must demonstrate the safe operation of the equipment.
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
Major Inputs
Natural Gas, Butane and Propane fuel
As part of the thermal process the Company consumes a considerable amount of natural gas in the form of butane and propane. Energy makes up approximately 10% to 20% of the Company’s direct input costs.
Transportation
The Company uses a variety of truck, rail and water transportation methods to move soil in-feed to its plants, with truck being the principal method of shipping soil to its plants. Transportation can make up 10% to 50% of the Company’s input costs depending where material is being sourced.
Human Resources
Direct labour is a significant input cost and makes up approximately 15% of direct input costs depending on the volume of soil being processed in a given year.
As at December 31, 2005, the Corporation had 79 employees – 45 in operations, 6 in marketing and business development, and 24 in management and administration. Thirty-one (31) of the employees in the Corporation’s treatment facilities are represented by a labour union. On May 16, 2002, the Corporation signed a new five-year labour agreement that extends from January 1, 2002 until December 31, 2006.
Disposal costs
Depending on the type of material being processed, the method of disposal of processed soils can range from shipment to a hazardous landfill (generally where the soil contain a high level of heavy metals) or recycling treated soil for the beneficial re-use such as aggregates for road works. As such, disposal costs can range from 8% to 10% of the direct input costs.
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
In addition, customers may cancel or not deliver soil quantities specified on their purchase orders, contracts or through discussions potentially resulting in a reduction of the Corporation’s financial performance and stock price. During 2004, the Company expanded its sales force in the United States and Canada and changed the sales focus from few large contracts to multiple smaller contracts so that the Company is not too dependent on few sources for in-feed.
During the year the Company had approximately 20 weeks of unplanned shutdown time because of a lack of in-feed material.
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
Commodities and transportation
The Company’s operating results are significantly affected by the costs of energy and other raw materials. Approximately 20% of the Company’s direct costs are related to energy and in particular propane and butane. Historically the Company has procured these commodities on short-term contracts with prices based on spot pricing and as such volatility in the pricing of these commodities could cause material fluctuations in the Company’s operating results.
In addition approximately 10% to 50% of the Company’s direct operating costs relate to the transportation of material in and out of its plants. Increases in fuel costs to the freight industry which cannot be passed on to the customer can adversely affect the Company’s profitability.

Operating permits and environmental legislation
The Company requires operating permits to run its plants. Changes imposed on these permits through regulation or changes to environmental legislation could adversely affect profitability if new technology could not be employed to meet the new standards.
In addition, the Company needs to obtain a final operating permit for the Belledune facility. When the Company obtained a construction permit, it was issued a draft operating permit. In order to obtain a final operating permit, the Company must conduct a “test burn” to ensure the actual emission levels are below the draft permitted levels. The Company plans to conduct this test burn in early 2005 and expects to receive a final permit by the end of the second quarter 2006 (See “Recent Developments” above).
The Company uses estimates
The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the amounts of reported revenue and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
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
The employees of the Corporation may be exposed to contaminated materials. While the Corporation believes that it takes all required actions to protect its employees from such exposure, including ongoing education of its employees concerning the handling of contaminated materials and yearly physical examinations of employees to detect exposure to PCBs, exposure to contaminated materials may impose liability on the Corporation and such liability could have a material adverse effect on the Corporation’s financial position, results of operations or cash flows. To date no instances of employee exposure to contaminants have been detected and to the knowledge of management, no employee-related liability currently exists.

Other Risks
Other risks to our business operations and financial results include: potential delays, cost overruns or defects in the design and construction of our facilities, including the proposed facility in Belledune, New Brunswick; costs and liabilities associated with current and prospective environmental regulations; and, potential delays resulting from public opposition to our existing operations or proposed facilities.
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
Belledune, New Brunswick
Should the Company’s results from compliance testing at the Belledune facility not meet the requirements of the draft operating permit, there may be a delay in the commencement of commercial operations
Manville, New Jersey (Federal Creosote Contracts)
The determination by officials in the United States of the volume of soil requiring treatment from the FC Site in Manville, New Jersey has now been delayed into the future. Additional delays in completion of this determination may adversely impact the volume and schedule of soil to be processed by the Company. The Company’s contract for 100,000 tons with a 1,000 minimum ended December 15, 2005. The next phase of the contract has been put out for tender bid and there is no assurance the Company will be successful in obtaining a contract for the next phase of this contract.
DIVIDEND POLICY
For the foreseeable future, BEI intends to retain all earnings, if any, for general corporate purposes. The payment of dividends in the future will depend on the earnings and financial conditions of the Corporation and on such other factors as the Board of Directors of BEI may consider relevant.
DESCRIPTION OF CAPITAL STRUCTURE
BEI’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series of which Series I Non-Voting Redeemable Preference Shares have been designated. As at March 31, 2006, 21,614,940 common shares and no preferred shares were issued and outstanding. As of March 31, 2006, options to acquire 1,056,500 common shares were outstanding.
The holders of common shares are entitled to one vote per share with respect to each matter presented to BEI shareholders on which the holders of common shares are entitled to vote. The holders of common shares are entitled to receive rateably any dividends declared by BEI’s board of directors out of funds legally available for that purpose. In the event of BEI’s liquidation, dissolution or winding up, the holders of common shares are entitled to share rateably in all assets remaining after payment of liabilities. The holders of common shares have no pre-emptive, subscription or conversion rights.

MARKET FOR SECURITIES
The Corporation’s common shares are listed and posted for trading on the TSX under the symbol “BEV” and on the AMEX under the symbol “BEL”.
Trading Price and Volume
The following chart sets forth the high and low sales price and volume for the common shares of the Corporation on the TSX for the periods indicated:

Month	High	Low	Volume
January 2005	4.51	3.86	44,390
February 2005	5.54	4.22	42,155
March 2005	4.46	3.21	42,155
April 2005	3.76	2.96	39,650
May 2005	4.15	2.61	47,952
June 2005	3.84	3.43	40,819
July 2005	3.89	3.15	22,877
August 2005	4.15	3.24	23,070
September 2005	3.61	3.26	15,722
October 2005	3.36	2.96	36,485
November 2005	3.93	3.00	22,520
December 2005	3.75	3.46	20,085
Prior Sales
No common shares of the Corporation were sold during the fiscal year ended December 31, 2005.
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table and the notes thereto state the names of all executive officers of the Corporation, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment and the number of common shares and options of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 31, 2006. The same information relating to the directors of the Corporation is contained in the Election of Directors section of the Management Information Circular of the Corporation with respect to the Company’s 2006 annual and special meeting to be held in early August 2006 which is incorporated herein by reference.

		Common Shares
Name and		beneficially owned, directly
Municipality of		or indirectly, or controlled	Number of
Resident	Position at the Corporation	or directed	Options Held
Allan Bulckaert	President and Chief Executive	10,000	340,000
Oakville, Ontario	Officer

Andrew Boulanger	Chief Financial Officer	Nil	170,000
Mississauga, Ontario

		Common Shares
Name and		beneficially owned, directly
Municipality of		or indirectly, or controlled	Number of
Resident	Position at the Corporation	or directed	Options Held
Michael McSweeney	Vice President, Government	Nil	80,000
Ottawa, Ontario	Relations and
	Environmental Affairs

Danny Ponn(1)	Vice President,	54,600	30,000
Oakville, Ontario	Engineering and Business
	Development

Bryan Maskell	Vice President, North	Nil	40,000
Hamilton, Ontario	American Sales and
	Marketing.

(1)	Mr. Ponn resigned from his position with the Company effective December 28, 2005.
As of March 31, 2006, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 1.5% of the outstanding common shares.
The following summarizes the principal occupations of the executive officers of the Corporation during the last five years. The same information relating to the directors of the Corporation and for Mr. Bulckaert is contained in the Election of Directors section of the Management Information Circular of the Corporation for the Company’s annual and special meeting to be held in early August expected to be filed in July 2006, which segment is incorporated herein by reference.
Andrew Boulanger
Mr. Boulanger was appointed Chief Financial Officer of the Company in September 2004. Prior to joining BEI he was the Chief Financial Officer of a privately held company in the financial services industry. From 1995 to 2002 Mr. Boulanger held several positions with Co-Steel Inc., a publicly traded company in the steel manufacturing industry, including Chief Financial Officer from 1999 to 2002.
Michael McSweeney
Mr. McSweeney was appointed Vice President, Government Relations and Environmental Affairs of the Company in October 2004. Prior to this he was Vice President, Business Development for McNamara and Associates, now A.E. Holden and Associates, a corporate management consulting firm in the agri-food industry. From 2000 to 2002 Mr. McSweeney was the Vice President, Business Development for Archer Daniels Midland, a company in the agri-food and food processing industry.
Danny Ponn
Mr. Ponn has spent the last 14 years with BEI in various positions including Chief Operating Officer and more recently Vice President, Engineering and Business Development. Mr. Ponn was directly responsible for developing the Company’s thermal treatment process. Danny Ponn resigned from the Company effective December 28, 2005.
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
Mr. George Ploder, a director of the Corporation, is the President and Chief Executive Officer and a director of Vital Retirement Living Inc., a reporting issuer in British Columbia, Alberta and Ontario. On June 20, 2003, a cease trade order was issued against that company for failing to file its financial statements for the fiscal year ended December 31, 2002 and the three-month period ended March 31, 2003.
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
Conflicts of Interest
In connection with the regulatory investigations discussed under “General Development of the Business-Recent Developments” of this Annual Information Form, the Corporation and Messrs. Allan Bulckaert have retained U.S. and Canadian counsel. Messrs. Zul Tejpar (former Vice President of Sales and Business Development), Rick Stern (former Chief Financial Officer) and Danny Ponn (former Vice President, Engineering and Business Development) have retained separate U.S. and Canadian counsel. Mr. John Bennett (former Chief Executive Officer and Chairman) has also retained separate U.S. and Canadian counsel. During the course of these investigations, the interests of these parties may become divergent and may conflict with the interests of one or more other parties.

LEGAL PROCEEDINGS
The Company is currently involved in certain legal and regulatory proceedings. Please see “Recent Developments” of this Annual Information Form for details. In addition, the Company is normally involved in claims and litigation arising in the normal course of its business which are considered immaterial.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL
TRANSACTIONS
The Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation. The Audit Committee determined that there were no related party transactions in the last three years that required disclosure under any securities laws other than with Mr. John Bennett, Mr. Pierre Meunier and Mr. James Blanchard, all of which were disclosed in the Management Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2005 under the heading “Related Party Transaction”, which is incorporated by reference herein.
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

Name	Education and Relevant Experience
George Ploder	Chartered Accountant -Former Chief Executive Officer and Director, Bracknell Corporation -Former Chief Financial Officer, Cavendish Investing Ltd. -Former President, Jannock Tube Limited

David Williams	MBA — Queens University, DCL — Bishops University -President, Roxborough Holdings Limited -Former Chairman, Beutel Goodman

Adam Lapointe	BA/MSc (Economics), Laval University -President, Pluri — Capital Inc. -President, PCI Industries Inc. -Past Professor of Economics, Université du Quebec -Past Member of the Economic Council of Canada

Auditors’ Service Fees
Aggregate fees paid to the Auditors during the fiscal years ended December 31, 2005 and 2004 were as follows:

Fees in thousand of dollars	2005	2004
Audit Fees	503.0	305.4

Audit-related Fees	—	136.1

Tax Fees	97.80	102.5

All Other Fees	—	—

Total	600.80	544.0
TRANSFER AGENTS AND REGISTRARS
BEI’s transfer agent and registrar is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.
MATERIAL CONTRACTS
Except as otherwise described in this Annual Information Form, there are no material contracts other then those entered into in the ordinary course of business.
INTEREST OF EXPERTS
Names of Experts
KPMG LLP prepared a report in regard to the consolidated financial statements of BEI for the fiscal year ended December 31, 2005. The Canadian Institute of Chartered Accountants gives authority to the report.
Interests of Experts
KPMG LLP is the auditors of the Company and is independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the various Canadian provincial institutes/order of chartered accountants and has complied with the SEC’s rules and regulations on auditor independence.
ADDITIONAL INFORMATION
Financial information about the Corporation is contained in its consolidated comparative financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2005, and additional information relating to the Corporation is on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s Proxy Circular expected to be filed in July 2006 in connection with its annual and special meeting of Shareholders to be held in early August 2006.

Copies of this Annual Information Form, as well as copies of the 2005 Annual Report of the Corporation for the year ended December 31, 2005 and Proxy Circular in connection with its annual and special meeting of Shareholders to be held in early August 2006, when available, may be obtained from:
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

Management’s Discussion and Analysis
May 31, 2006
The following is management’s discussion in respect of the results operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the year ended December 31, 2005 and comparative statements for December 31, 2004 and should be read in conjunction with the audited annual consolidated financial statements and notes for the year ended December 31, 2005 and 2004. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is current as of May 31, 2006. Additional information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.
CORPORATE OVERVIEW
Bennett Environmental Inc. is a North American leader in soil remediation services, targeting Canada and the North eastern United States. Our high temperature thermal oxidation process is the industry’s leading technology for rehabilitating contaminated soil.
Our decontamination process heats contaminants to over 1,000 degrees Celsius, which destroys contaminants and allows soil to be safely returned to the environment. Bennett recently received approval to process dioxins and furans as part of its treatment process.
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

STRATEGY (CONTINUED)
•	Low thermal remediation

•	Metals remediation

•	Bioremediation

•	Waste water treatment

•	Mobile services
CORE BUSINESS
Bennett’s key market segments, described below, include soil remediation and debris decontamination.
SOIL REMEDIATION
Récupère Sol Inc. (RSI): This is our primary soil remediation facility located in Saint Ambroise, Quebec. RSI is an ISO 14001-certified facility. It treats soils contaminated with hydrocarbons, such as PCBs and its compliance certificate was recently expanded in 2005 to include dioxins and furans. The plant has an annual processing capacity of 100,000 tonnes and could vary depending on the nature of material being processed. In 2005, RSI processed 43,351 tonnes of contaminated soil and the plant accounts for 81% of Bennett’s revenues. Last year, RSI committed more than $231,000 to local various community-based activities.
Belledune: This is our latest state-of-the-art facility, which is nearing start up, and is located in the Renviro Park near the Village of Belledune, New Brunswick. The Belledune facility is situated on 20 acres of land and will operate a Mark IV Thermal Oxidizer. The facility has applied for a permit to treat 100,000 metric tonnes per year of hydrocarbons and creosote impacted soil and will undergo test burns in 2006 as part of its compliance procedure. Belledune will not begin operations until adequate volumes of soil are received for processing.
CONTAMINATED GOODS
Material Resource Recovery (MRR): MRR specializes in the thermal destruction of PCB-contaminated debris, including construction material such as wood, concrete and metal. The Cornwall, Ontario-based plant also processes contaminated plastics and has the equipment and required permits to treat contaminated water.
The plant processed 1,183,000 kgs of materials and accounted for 13% of revenues.
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

SELECTED ANNUAL INFORMATION
The following sets forth selected financial data for each of the three most recently completed financial years.

(Cdn $)	2005	2004 (*1)	2003
Revenue	29,250,249	30,642,052	64,487,677
Net Earnings (loss)	(25,044,823)	(13,955,024)	13,593,244
Earnings per Share — basic	(1.16)	(0.76)	0.81
Earnings per Share — diluted	(1.16)	(0.76)	0.78
Return of Sales (defined as net earnings (loss) divided by sales)	N/A	N/A	21%
Working Capital	20,102,384	25,919,525	24,777,605
Long-term liabilities	808,996	1,483,045	993,593
Shareholder’s Equity	56,361,667	80,003,390	54,317,774
Total Assets	65,525,072	90,012,402	70,168,207

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
SUMMARY OF 2005 PERFORMANCE
Bennett’s financial results for the year ended December 31, 2005 showed a slow and steady improvement over 2004. We reduced our operating costs, improved our EBITDA (defined as Earnings before interest, taxes, and amortization) and cut our operating loss over the prior year. This indicates that our emphasis on sales, improving order flow, managing costs and increasing productivity is positively impacting our bottom line.
In the year ended December 31, 2005 our sales grew to $29.3 million. We recorded a net loss of $25.0 million or $1.16 per share compared to a loss of $14.0 million or $0.76 per share for the same period in 2004. A significant portion of the loss related to a non-cash impairment of its processing facility in New Brunswick. The Company recorded a non-cash impairment of $15.4 million for its facility in Belledune, New Brunswick.
In 2005 the Company settled a shareholder class action lawsuit that was commenced in the third quarter of 2004. The Company recorded a charge of approximately $0.9 million ($0.75 million USD) for its portion of the settlement of the shareholder class action. The total settlement amount was $11.7 million ($9.75 million USD), with the Company’s insurer contributing $10.8 million ($9.0 million USD). The settlement agreement was approved by the courts in the first quarter of 2006.

SUMMARY OF 2005 PERFORMANCE (CONTINUED)
The Company also reached an agreement with the Quebec Ministry of Sustainable Development and Parks (the “Ministry”), respecting their Prior-Notice that was filed over one year ago. The Company has agreed to incorporate new standards of dioxins and furans and a new testing protocol into its operating permit in exchange for the Ministry to withdraw its prior-notice that was issued September 16, 2004.
In total, 43,351 tonnes of soil were processed at the Quebec facility during 2005 and the Quebec facility shut down for 20 weeks because of a lack of soil in-feed and to conduct maintenance work.
The Company’s MRR facility in Cornwall processed approximately 1,183,000 kg of material in 2005. Processing volumes increased over the previous year by 260,000 kg.
The Company is pleased to announce that it has completed the environmental Compliance Test at its facility in Belledune, New Brunswick. The Compliance Test was completed on April 19, 2006 and the samples that were taken by an independent third party environmental consulting firm, during the testing period, were sent to a laboratory for analysis. BEI believes that it will take the laboratory up to eight (8) weeks to complete the analysis of the test samples. Once the analysis is complete, those results will be sent to the Government of New Brunswick for review against the draft operating permit.
The Company recorded a non-cash impairment of $15.4 million for its facility in Belledune, New Brunswick. The new facility in Belledune was completed in 2004 and during 2005, the Company had anticipated that the site would be able to conduct test burns in order to receive its final operating permit to begin commercial operations. However, the Company has not been able to conduct any test burns in 2005 and does not expect to obtain the final operating permit until mid-2006. The company performed an impairment test on the recoverability of the assets at Belledune and wrote them down accordingly.
RESULTS OF OPERATIONS
CONSOLIDATED FINANCIAL RESULTS
The consolidated net loss for the year ended December 31, 2005 was $25.0 million or a net loss of $1.16 per share compared to a loss of $14.0 million or $0.76 per share for the same period in 2004.
OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005
SALES
Sales for the year ended December 31, 2005 were $29.3 million compared to $30.6 million in 2004. The Company’s Quebec facility processed about 43,351 tonnes and about 1,183,000 kilograms were processed at the Cornwall facility. Our Belledune, New Brunswick facility was not operating during 2004 and 2005. As well, Bennett shipped about 11,539 tonnes of non-hazardous material to non-Company owned landfill sites.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005 (CONTINUED)
SALES
The following table summarizes revenue by facility for 2005 compared to the same period in the prior year (expressed in Cdn $ millions):

	2005	2004(restated *1,2)
Saint Ambroise, Quebec	$23.7	$15.9

Saglek (restated 1)	—	$7.1

Cornwall, Ontario	$3.8	$3.3

Land filling	$1.8	$4.3

Total Sales	$29.3	$30.6

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.
For the year ended December 31, 2005, average revenue per tonne for soil processing was approximately $548 per tonne compared to $638 per tonne in 2004.
CONTRIBUTION MARGINS
For the year ended December 31, 2005 contribution margins (defined as sales less operating expenses) were $9.8 million compared to a contribution margin of $5.1 million a year earlier. On a per tonne basis, gross contribution margins improved to approximately $175 per tonne from a gross margin of $63 per tonne in the same period last year. Contribution margins improved for a number of reasons, most significantly, most new contracts being negotiated excluded transportation costs. These costs are being incurred by the customer.. This diminishes the risk associated with transportation expense as fuel costs continue to increase.

OPERATING COSTS
Operating costs for the year ended December 31, 2005 were $19.5 million compared to $25.6 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars (expressed in Cdn $ millions):

	2005	2004(restated *1,2)
Saint Ambroise, Quebec	$13.3	$8.3

Saglek	—	$9.4

Cornwall, Ontario	$3.6	$3.3

Land filling	$1.8	$4.6

Belledune, New Brunswick	$0.8	$0.0

Total Operating Costs	$19.5	$25.6

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.
Cost per tonne year ended December 31, 2005 at the Company’s Quebec facilities decreased to $307 per tonne from $333 per tonne over last year. The decrease in costs per tonne occurred, because current year results do not include any costs relating to the Saglek contract which was completed in 2004. 28,000 tonnes from the Saglek site were processed in St. Ambroise in 2004. The balance of the Saglek operating costs represent site costs for excavating, packaging and washing contaminated material on site and transportation costs for material moved from Saglek to St. Ambroise, Quebec. These costs do not include any allocation of indirect or fixed overhead costs.
During the year ended Dec. 31, 2005, the Company’s Quebec facility ran at approximately 7.7 tonnes per hour compared to 10.2 tonnes per hour in 2004. The slower production rates were due to the nature of the material being processed.
Operating costs at the Company’s Cornwall facility were $3.6 million compared to $3.3 million for the prior year.

OTHER INCOME STATEMENT ITEMS
ADMINISTRATION AND BUSINESS DEVELOPMENT COSTS
Administration and business development costs were $14.1 million for the year ended December 31, 2005. The annual costs for 2005 reflect a charge of approximately $0.9 million ($0.75 million USD) related to the settlement of the shareholder class action. In the absence of this charge, administration and development costs would have been $13.2 million. In addition, insurance costs and permitting costs were approximately $0.92 million higher than in the prior year and these increases were offset by lower marketing and wage costs. Legal fees were down over 2004 as increased costs were incurred in 2004 related to the class action lawsuit.
This compares to administration and development costs of $15.8 million in 2004. The 2004 figures include severance charges of approximately $2.8 million and legal fees related to the shareholder class action of approximately $0.9 million.
Expressed in Cdn $ (millions)

	2005	2004
Insurance	$2.1	$1.2

Marketing and public relations	1.8	2.1

Office supplies and miscellaneous	0.5	1.6

Wages, salaries and management fees	4.2	2.8

Class action lawsuit	0.9	NIL

Professional fees	3.5	4.6

Severence and termination	NIL	2.8

Stock-based compensation	1.1	0.7

	$14.1	$15.8

AMORTIZATION
Amortization for the year ended December 31, 2005 was $4.3 million compared to $3.8 million a year ago. The increase relates to the accelerated amortization of certain assets and licenses including those purchased from Eli-Ecologic, which were being amortized on a straight-time basis over two years. These assets were fully amortized by December 2005.
INCOME TAXES
For the year ended December 31, 2005, recoverable taxes were $0.2 million on pre-tax loss of $24.9 million. This expense does not approximate statutory tax rates because certain expenses in the year are not deductible for tax purposes as well as a valuation allowance being set-up against the losses incurred asset impairment valuation of the Belledune facility of $8.7 million. It is uncertain whether the Company will be able to utilize these losses in the future. Other permanent differences, including the Company stock-based compensation and the settlement of the class action lawsuit, have contributed to lowering the tax recovery rate from the statutory rate of approximately 36.12%. These permanent differences are not deductible for tax purposes. Please refer to note 11 to the consolidated financial statements as at and for the years ended December 31, 2005 and 2004 for further explanation.
CASH FROM OPERATIONS
For the year ended December 31, 2005, cash used for operating activities before changes in operating working capital amounted to $4.2 million. Cash used for operating working capital was approximately $0.8 million for a net usage by operations of approximately $5.0 million for the year.

SUMMARY OF QUARTERLY RESULTS
The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data – basic and fully diluted):

	2005				2004(Restated *1,2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	$8.8	10.4	6.2	3.9	4.9	12.5	5.0	8.2
Net Income/(Loss)	(20.2)	0.2	(1.4)	(3.6)	(5.6)	(5.9)	(1.7)	(.07)
Earnings Per Share – Basic	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)	(0.11)	(0.06)
Earnings Per Share — Diluted	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)	(0.11)	(0.06)

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.
LIQUIDITY AND CAPITAL RESOURCES
LIQUIDITY
At year end December 31, 2005, the Company had cash and equivalents of $7.8 million and working capital amounted to $20.1 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash over the next twelve months. These activities include, but are not limited to, the collection of its trade accounts receivable, recoveries of insurance claims for defence costs and recoveries of income taxes. Included in amounts receivable are amounts outstanding from one customer of approximately $4.8 million relating to claims for additional work performed pursuant to the contract which are in dispute with the customer. The Company believes it has sufficient external evidence to support collection of the claims amount of at least $4.8 million.

EXPENDITURE
For the year ended December 31, 2005, the Company invested approximately $1.6 million in capital assets, permits and other assets, compared to $28.3 million a year earlier. The primary investments were related to the construction of Belledune, soil-cooling system at RSI and building extension at MRR.
LONG-TERM LIABILITIES AND OTHER LONG-TERMS COMMITMENTS
The Company has approximately $2 million in long-term liabilities outstanding at year-end December 31, 2005. Most of these amounts relate to long-term termination and severance payments to former executives of the Company and will be paid out over the next 24 months in the case of the termination payments and the next 15 years in the case of pension payments. Note 7 of the annual financial statements describes the allocation of long-term liabilities to these various components. In addition to this amount, the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2006	$196,192
2007	174,239
2008	166,936
2009	161,536
2010	161,536

Total:	$860,439

OFF-BALANCE SHEET ARRANGEMENTS
The Company has pledged approximately $1.3 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. The 1.3 million is disclosed as restricted cash on the balance sheet. When the Company obtains its final operating permit for Belledune, it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.
FINANCIAL AND OTHER INSTRUMENTS
The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of December 31, 2005 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS
The Company currently does not have any proposed transactions.
TRANSACTIONS WITH RELATED PARTIES
In the year ended December 31, 2005, the Company expensed legal fees of $1,712,459 (2004 – $1,733,668) to two legal firms, of which two directors are associated.
In the year ended December 31, 2005, the Company expensed management fees of $104,167 (2004 – $336,642) to a company owned by a former director and officer of the Company.
During the year, the Company sold its 50% investment in a company to a related party for $250,000 including cash of $175,000 and land of $75,000. The land has not yet been recorded, as title has not yet been legally transferred.
The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
FOURTH QUARTER RESULTS
CONSOLIDATED FINANCIAL RESULTS
The consolidated net loss for the fourth quarter was $20.2 million or a net loss of $0.94 per share compared to a loss of $9.7 million or a loss of $0.53 per share in the fourth quarter of 2004. During the quarter the Company recorded a pre-tax impairment of $15.4 million for its Belledune assets. Construction of the new facility was completed in 2004 and during 2005, the Company anticipated that the site would be able to conduct test burns in order to receive its final operating permit. However, the Company did not conduct any test burns in 2005 and does not expect to obtain the final operating permit until mid-2006. The Company performed an impairment test on the recoverability of the assets at Belledune and wrote down the assets and permits related to this facility during the fourth quarter of 2005.
SALES
Sales for the fourth quarter of 2005 were $8.8 million compared to $4.9 million in the same period a year earlier. About 15,400 tonnes were processed at the Company’s Quebec facility and about 333,000 kilograms were processed at the Cornwall facility. As well, Bennett shipped about 2,039 tonnes of non-hazardous material to non-Company owned landfill sites. In the fourth quarter of 2005, the Company processed approximately 17,723 tonnes compared to 24,969 tonnes in 2004. Approximately 15,400 tonnes of soil was processed at the Quebec facility, while 333,000 kilograms of material was processed in Cornwall and the Company land filled

FOURTH QUARTER RESULTS (CONTINUED)
SALES
approximately 2,039 tonnes in the fourth quarter of 2005. The following table summarizes revenue by facility for the fourth quarter of 2005 compared to the same period in the prior year:
Expressed in Cdn $(millions)

	2005	2004 (restated 1)
Saint Ambroise, Quebec	$7.5	$2.7

Cornwall, Ontario	$1.1	$1.2

Land filling	$0.2	$1.0

Total Sales	$8.8	$4.9

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation
In the fourth quarter of 2005, average revenue per tonne for soil processing was approximately $490 compared to $277 per tonne in the fourth quarter of 2004. Overall, the average revenue per tonne increased in 2005 because of the type of material remediated including the completion of the Saglek contract in 2004.
CONTRIBUTION MARGINS
For the quarter ended December 31, 2005, contribution margins (defined as sales less operating expenses) were $3.4 million compared to a negative contribution margin of $3.8 million in the same period a year earlier. On a per tonne basis, contribution margins improved to approximately $195 per tonne from a contribution margin of $15 per tonne in the same period last year.
While contribution margins were $3.4 million in the quarter, they were negatively impacted by high transportation costs and other energy-related costs. However, higher volumes offset these costs because fixed costs were absorbed over more tonnes, lowering overall unit costs. Production rates were approximately 10.4 tonnes per hour in the quarter, compared to 11.2 tonnes per hour in the fourth quarter of 2004.

OPERATING COSTS
Operating costs in the fourth quarter of 2005 were $5.3 million compared to $8.7 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004(restated 2)
Saint Ambroise, Quebec	$3.8	$6.9

Cornwall, Ontario	$1.1	$0.8

Land filling	$0.2	$1.0

Belledune, New Brunswick	$0.2	$0.0

Total Operating Costs	$5.3	$8.7

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.
Cost per tonne in the fourth quarter of 2005 at the Company’s Quebec facilities decreased to $255 per tonne from $709 per tonne in the fourth quarter of 2004. The decrease in costs was the result of costs related to the Saglek contract incurred in 2004.
During the quarter, the Company’s Quebec facility ran at approximately 10.4 tonnes per hour in 2005 compared to 11.2 tonnes per hour in the fourth quarter of 2004. The production rate for the fourth quarter of 2005 is consistent with the same quarter of 2004.
Operating costs at the Company’s Cornwall facility were $1.1 million and increased from the prior year as a result of reserves for remediation of debris on hand at December 31, 2005.
OTHER INCOME STATEMENTS ITEMS
ADMINISTRATION AND BUSINESS DEVELOPMENT COSTS
Administration and business development costs were $4.7 million in the fourth quarter of 2005. This compares to administration and development costs of $4.5 million in the fourth quarter of 2004. The 2005 quarterly figures include additional professional fees for the SEC and OSC investigations, audit and Sarbanes-Oxley compliance work of approximately $0.5 million. The 2004 quarterly figures include severance charges of approximately $2.0 million and legal fees related to the shareholder class action of approximately $0.9 million.

AMORTIZATION
Amortization for the fourth quarter of 2005 was $0.8 million compared to $1.6 million a year ago. The decrease relates to the accelerated amortization of certain assets and licenses including those purchased Eli-Ecologic, which are being amortized on a straight-time basis over two years. These assets were fully amortized by December 2005.
INCOME TAXES
For the fourth quarter year ended December 31, 2005, income taxes were $3.0 million on a pre-tax loss of $17.2 million. This expense does not approximate the statutory tax rate of approximately 36.12%. A valuation allowance, as a result of the asset impairment of the Belledune facility, has been established for $8.7 million. Certain permanent differences, including stock-based compensation and the attainment of the class action lawsuit, have reduced the effective tax recovery rate from the statutory rate. These permanent differences are not deductible for tax purposes.
CASH FROM OPERATIONS
For the quarter ended December 31, 2005, cash used for operating activities before changes in operating working capital amounted to $0.9 million. Cash generated by operating working capital was approximately $3.4 million for a net generation from operations of approximately $2.5 million for the quarter. The principal generation of cash from operating working capital in the quarter was the collection of income tax recoveries.
CONTINGENCIES
(a) Judicial Review of Minister Decision:
On May 20, 2004 the Company received a report from the federal Canadian Environment Assessment Agency (the “CEAA”) which confirmed that there was no reason to conclude that the Company’s facility at Belledune, New Brunswick would likely cause significant adverse transboundary environmental effects. The study team was comprised of experts from Fisheries and Oceans Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada and the CEAA.
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

CONTINGENCIES (CONTINUED)
(a) Judicial Review of Minister Decision:
On August 19, 2004, the Federal Court of Canada granted the Company’s application and overruled the decision by the former federal Minister of Environment to refer the project to a review panel. The federal Minister of Environment has appealed the Federal Court of Canada decision to the Federal Court of Appeal.
On July 19, 2005, the Federal Court of Appeal upheld the Federal Court Judge Harrington’s order to overrule the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review the Company’s thermal oxidizer in Belledune, New Brunswick.
On September 16, 2005, the Minister of the Environment, The Hon. Stephane Dionne, accepted the July 19, 2005 Federal Court of Appeal decision, and will not be seeking leave to appeal the Supreme Court of Canada. As a result of the decision, there are no further matters impacting the Company.
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
After the unsuccessful bidder’s protest of the 2003 Phase III Contract, the principal contractor issued an Invitation for Bids (“IFB”) in November 2003 for an ID/IQ contract for thermal remediation. The IFB provided for a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons. The company bid on the IFB in December 2003, and was notified in early 2004 that it was the low bidder. During and after the bidding process, the Company repeatedly asked the principal contractor to state whether the IFB supplemented or replaced the 2003 Phase III Contract. The principal contractor did not respond to these queries. To benefit from deliveries from the FC site, the Company elected to participate in the contract process, while continuing to seek clarification from the principal contractor and the Corps regarding the IFB. Without

CONTINGENCIES (CONTINUED)
(b) Manville, New Jersey (Federal Creosote Contracts):
waiving any of its rights under the 2003 Phase III Contract, on June 3, 2004 the Company entered into an ID/IQ subcontract (the “2004 Phase III Contract”) with a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons for the same type of services as were covered by the 2003 Phase III Contract. The 2004 Phase III Contract is on less favourable economic terms than the 2003 Phase II Contract but is consistent with pricing under FC Site contracts concluded before the 2003 Phase III Contract. On July 22, 2004, the Company announced that, based on correspondence received from the Corps, all future shipments from the FC Site will be delivered under the 2004 Phase III Contract.
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
There is no financial statement impact as a result of this matter.
(c) Class Action:
On July 30, 2004, a class action lawsuit was filed in the United States against the Company and certain officers. A total of 12 similar actions have been filed to this date. Plaintiffs filed a Consolidated Amended Complaint on December 23, 2004. That complaint asserts claims under sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934. as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project.
The consolidated complaint names as defendants the Company, its former Chairman and Chief Executive Officer John Bennett, its current Chief Executive Officer Allan Bulckaert, its former Vice President of Engineering and Business Development Danny Ponn, its former Chief Financial Officer Richard Stern and its former Vice President of Sales and Marketing for the United States Robert Griffiths.
Plaintiffs purport to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants have filed motions to dismiss the consolidated amended complaint.

CONTINGENCIES (CONTINUED)
(c) Class Action:
Before argument of the motions to dismiss, the Company, its insurance companies and counsel for plaintiffs entered into a memorandum of understanding regarding the proposed settlement of the action. A stipulation of settlement was entered into among all of the parties to the consolidated action as of October 25, 2005. Under the settlement, the action would be dismissed with prejudice and the defendants and other released parties would receive a release of claims that were or could have been asserted by members of the class in exchange for a cash payment of U.S. $9,750,000, to be paid by the Company and its insurers, of which U.S. $9,000,000 was paid by the Company’s insurance providers. The full amount of the settlement payment was paid into an escrow account in September 2005, by the Company and its insurers. Following notice to class members, at a hearing on January 13, 2006, the Court stated that the settlement would be approved on the terms agreed among the parties. The Court entered its order and final judgment to this effect on February 21, 2006. Under the Federal Rules of Civil Procedure, the time to file a notice of appeal from the order and final judgment expired on March 23, 2006 without any further issue.
(d) Regulatory Investigations:
(i) On January 29, 2004, the Company announced that it was in discussions with Ontario Securities Commission (the “OSC”) concerning a disclosure issue raised by the OSC staff arising from information disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. OSC staff suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material. The Company has not received any further queries from the OSC staff on this matter since September 30, 2004.
(ii) On July 30, 2004, the Company was informed by the OSC that it was investigating the trading of shares of the Company prior to (i) the disclosure on March 29, 2004 relating to delays in shipments of soil from the two largest customers of the Company which caused an unscheduled shut down of the Company’s plant in Saint Ambroise, Quebec, and (ii) the disclosure on July 22, 2004 regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The OSC requested a detailed written chronology of the events which resulted in the announcements on March 29, 2004 and July 22, 2004.
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

CONTINGENCIES (CONTINUED)
(d) Regulatory Investigations:
On August 19, 2004, the Company was advised by the Toronto Stock Exchange (‘TSX”) that the TSX was also investigating the Company’s July 22, 2004 announcement regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The TSX requested certain information in connection with its investigation.
The Company provided the requested information and documents in respect to each of the above requests to the OSC and the TSX on September 30, 2004. The Company has not received any further queries from OSC or the TSX on these matters.
(iii) In a letter dated August 23, 2004, the United States Securities and Exchange Commission (the “SEC”) advised the Company that the SEC is conducting an informal inquiry of the Company. The SEC requested that the Company voluntarily produce certain records and oral testimony, and the Company is cooperating with the request. According to the notice, “[t]his request is confidential and should not be construed as an indication by the Commission or its staff that any violation of the Federal Securities laws has occurred, nor should it be construed as a reflection upon any security, person or entity.” The SEC subsequently obtained a judicial order opening a formal investigation and authorizing it to depose witnesses. This matter is ongoing and the Company is continuing to co-operate with the SEC in this matter.
(iv) In a letter dated September 3, 2004, the Company received notice from the NASD Regulatory Division (the “NASD”), on behalf of the American Stock Exchange (the “AMEX”), that it is conducting a review of certain transactions in the Company’s common shares which occurred prior to the Company’s announcement on July 22, 2004 of the loss in its second quarter of 2004. According to the notice, “this is a routine review and should not be construed as an indication that any violations of Federal Securities laws or Exchange rules have occurred, on an adverse reflection on the Company, its securities or any individual who effected transactions in such securities.” On December 22, 2004, the Company received a request for additional information to which the Company responded on February 11, 2005. The Company has not received any further queries with respect to this matter.
(v) The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the OSC giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company failed to disclose the change in status of the contract that the Federal Creosote Site, and made allegations of illegal insider trading. Submissions were submitted to the OSC by March 17, 2005. This matter is ongoing and the Company is continuing to co-operate with the OSC on this matter.
(vi) On March 16, 2005, the Company received a letter from the TSX alleging that the Company had breached the TSX’s timely disclosure policy by failing to promptly disclose the change of the status of the 2003 Phase III Contract in August 2003 after the

CONTINGENCIES (CONTINUED)
(d) Regulatory Investigations:
Company’s original press release of the award of the 2003 Phase III Contract on June 2, 2003. The TSX also alleged in the letter that the Company did not provide balanced disclosure by failing to disclose the removal of the Company from certain indices. The Company’s disclosure committee along with key management attended a timely disclosure education session on May 13, 2005.
(vii) On December 22, 2005, the Company received a letter from the OSC inquiring about the revenue recognition of the Company. Specific questions were raised in regards to the compensation program in place at the Cornwall facility. A letter of response was sent dated January 5, 2006. On January 19, 2006, the Company received a response to their January 5, 2006 letter, stating that their review was complete and they had no further comments on the issues discussed.
(viii) In September 2005, the Company received a letter from the SEC as part of their continuous disclosure review. The Company has responded to this initial letter and has received subsequent follow-up letters that latest being in January 2006. The Company has responded to the latest letter and is awaiting the response from the SEC.
(ix) In April 2006, the Company received a letter form the OSC as part of their continuous disclosure review. The Company is in the process of preparing its response to this letter.
(e) Quebec Order
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
On November 1, 2004, RSI filed its observations with respect to the allegations contained in the Preliminary Notice, The Company disputes allegations contained in the Preliminary Notice. In support of its positions, the Company commissioned several qualified third-party experts to review the allegations contained in the Preliminary Notice. The experts retained support of the Company’s position that other sources may have contributed to increase in levels of dioxins and furans in the soil around the RSI plant.
Since the filing of its observations, RSI has exchanged correspondence and has had several discussions with the Ministry. Recently, at a meeting held on February 9, 2005, the Company met with Ministry officials where they asked the Company to develop an action plan to address the concerns raised in the Preliminary Notice. The Company developed an action plan that it

CONTINGENCIES (CONTINUED)
(e) Quebec Order
believes addresses the Ministry’s concerns, while at the same time allows it to remain commercially competitive. The action plan was submitted to the Ministry on February 21, 2005. Subsequently, there was a submission of an amended action plan on March 21, 2005.
On December 5, 2005, the Quebec ministry of Sustainable Development (“MSDEP”), Environment and Parks issued a new amended Certificate of Authorization to Recupere Sol Inc. for the operations of it facility located in St. Ambroise, Quebec. Bennett Environmental Inc. has been notified by the MSDEP that it will not take further action with respect to the Prior Notice issued on September 16, 2004 and that it will not issue an order against Recupere Sol Inc.
(f) Other
(i)In the ordinary course of business, lawsuits have been filed against and by the Company. In the opinion of management, the outcome of the lawsuits now pending, will involve amounts that would not have a material adverse effect on the consolidated position of the Company. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.
(ii)During a routine audit, the Ministry of Revenu Quebec (MRQ) identified in a letter, that our subsidiary in Quebec has incorrectly deducted input tax credits for QST related to utilities. QST legislation denies such input tax credits for service-type businesses. A proposed adjustment letter was received by the Company dated December 8, 2005 for $1,086,900.
A letter dated February 7, 2006 has been filed with the Interpretation Department of the Commodity tax services of the Ministry of Revenue of Quebec. The Company believes that it is entitled to input tax credits on electricity, gas, fuel and steam used for soil decontamination. The Company continues to work with its tax consultants and the MRQ to resolve the issues. The Company has accrued $113,054 of the proposed adjustment for amounts where management believes the MRQ is correct in their assessment.
CRITICAL ACCOUNTING ESTIMATES
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection,

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)
and disclosure of accounting estimates used in preparation of our consolidated financial statements.
The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s creditworthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that an impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	Revenues from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method.

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)
•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.
•	The company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s).
CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2005. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005.
(b) Changes in Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In late 2004 and subsequent to the periods covered by this report, during 2005, under new management, the Company took certain steps to improve its internal control over financial reporting. These improvements included:
•	strengthening the accounting and auditing department, including appointing new Chief Financial Officer in September 2004, hiring new corporate controller with external audit

CONTROLS AND PROCEDURES (CONTINUED)
(b) Changes in Internal Control Over Financial Reporting
•	and public company experience in January 2005 and adding three new positions to accounting department: accounting manager (2005), financial analyst (2006) and accounts payable clerk (2005);

•	engaging outside independent consultants to assist in the evaluation, design and implementation of improved internal controls;

•	adopting a revised/formal policy on revenue recognition;

•	improving segregation of duties of accounting staff;

•	providing training sessions to accounting staff on applicable accounting guidance;

•	moving the accounting department from Vancouver, British Columbia to the Company’s head office in Oakville, Ontario and centralizing accounting and payroll functions;

•	providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members;

•	including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of projects and a summary of variance items on both revenues and costs;

•	implementing new accounting software systems;

•	adopting a monthly budget reporting system for each location and a system of providing monthly financial reporting package per site for review by senior management; and

•	adopting accounting review systems including review and approval of payroll registers, conducting daily bank reconciliations and using a month-end closing checklist.
Other than as discussed above, there was no change in the Company’s internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
SHARE CAPITAL
The number of common shares outstanding year at May 31, 2006 was 21,573,440, compared to 21,427,440 in 2004. In addition, there were 1,023,001 stock options outstanding at May 31, 2005 exercisable at prices ranging between $2.67 to $22.05 a share.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have any impact on the consolidated interim financial statements.
OUTLOOK
The Company has not provided financial guidance for the 2006 year.
RISK FACTORS
Information on “Risk Factors” can be found in the Company’s Annual Information Form for the fiscal year ended December 31, 2005.
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
Years ended December 31, 2005 and 2004

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
The shareholders’ auditors, KPMG LLP, have conducted an independent examination of the financial statements in accordance with Canadian generally accepted auditing standards.

“Allan Bulckaert”	“Andrew Boulanger”

Allan Bulckaert	Andrew Boulanger
Chief Executive Officer	Chief Financial Officer

May 30, 2006

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Fax	(416) 228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Canada
May 30, 2006
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$7,844,521	$13,830,570
Restricted cash (note 14)	1,349,316	1,349,490
Amounts receivable (note 3)	16,817,042	14,316,648
Income taxes receivable	959,417	3,417,204
Deferred transportation costs	625,506	331,709
Prepaid expenses and other	860,991	1,199,871

	28,456,793	34,445,492

Future income tax asset (note 11)	595,091	891,826

Note receivable (note 4)	173,250	315,000

Property, plant and equipment (note 5)	33,166,627	48,920,377

Other assets (note 6)	2,486,673	4,793,069

Goodwill	646,638	646,638

	$65,525,072	$90,012,402

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$5,820,376	$6,646,005
Deferred revenue	1,416,286	661,557
Current portion of long-term liabilities (note 7)	1,117,747	1,218,405

	8,354,409	8,525,967

Long-term liabilities (note 7)	808,996	1,483,045

Shareholders’ equity:
Share capital (note 8)	67,997,683	67,644,681
Contributed surplus (note 8(g))	2,645,303	1,595,205
Retained earnings (deficit)	(14,281,319)	10,763,504

	56,361,667	80,003,390

Contingencies (notes 3 and 16)
Related party transactions (note 12)
Commitments (note 14)
Subsequent events (notes 7 and 17)

	$65,525,072	$90,012,402

See accompanying notes to consolidated financial statements.
On behalf of the Board:

“David Williams”	Director	“George Ploder”	Director

BENNETT ENVIRONMENTAL INC.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

	2005	2004

Sales	$29,250,249	$30,642,052

Expenses:
Operating costs	19,456,611	25,568,125
Administration and business development (note 9)	14,089,405	15,780,332
Amortization	4,307,568	3,771,371
Foreign exchange	325,611	273,626
Settlement of litigation (note 16(c))	878,025	—
Loss from asset impairment (notes 5 and 6)	15,376,475	4,343,979
Interest	50,675	305,313

	54,484,370	50,042,746

Loss before the undernoted	(25,234,121)	(19,400,694)

Loss on investments (note 10)	—	(818,193)

Other income, including interest	381,752	580,280

Loss before income taxes	(24,852,369)	(19,638,607)

Income taxes (recovery) (note 11):
Current	(104,281)	(2,937,047)
Future	296,735	(2,746,536)

	192,454	(5,683,583)

Loss for the year	(25,044,823)	(13,955,024)

Retained earnings, beginning of year	10,763,504	24,718,528

Retained earnings (deficit), end of year	$(14,281,319)	$10,763,504

Loss per share (note 13):
Basic	$(1.16)	$(0.76)
Diluted	(1.16)	(0.76)

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

	2005	2004

Cash provided by (used in):

Operations:
Loss for the year	$(25,044,823)	$(13,955,024)
Items not involving cash:
Amortization	4,307,568	3,771,371
Stock-based compensation	1,050,098	675,176
Loss on disposal of property, plant and equipment	4,330	—
Loss (gain) on investments	(175,000)	818,193
Loss from asset impairment (notes 5 and 6)	15,376,475	4,343,979
Future income taxes	296,735	(2,746,536)
Increase in cash surrender value of life insurance policy	(79,242)	(30,375)
Accretion charge	95,171	165,000
Change in non-cash operating working capital:
Amounts receivable	(2,500,394)	7,807,707
Prepaid expenses and other	338,880	955,112
Deferred transportation costs	(293,797)	(179,816)
Accounts payable and accrued liabilities	(825,629)	(3,928,117)
Income taxes receivable	2,457,787	(4,513,449)
Deferred revenue	754,729	(152,852)
Severance payable (note 7)	(800,378)	1,660,000

	(5,037,490)	(5,309,631)

Financing:
Repayments of long-term liabilities	(69,500)	(121,744)
Issuance of share capital net of share issue costs	353,002	37,838,129
Shares repurchased and held in treasury	—	(71,879)
Decrease (increase) in restricted cash	174	(316,080)

	283,676	37,328,426

Investments:
Decrease (increase) in note receivable	141,750	(142,500)
Proceeds on disposal of investments	175,000	—
Proceeds on disposal of property, plant and equipment	108,170	—
Purchase of property, plant and equipment	(1,572,465)	(28,304,635)
Increase in other assets	(84,690)	(1,294,033)

	(1,232,235)	(29,741,168)

Increase (decrease) in cash and cash equivalents	(5,986,049)	2,277,627

Cash and cash equivalents, beginning of year	13,830,570	11,552,943

Cash and cash equivalents, end of year	$7,844,521	$13,830,570

Supplemental cash flow information:
Interest paid	$42,358	$20,800
Income tax refund	2,829,007	—
Income taxes paid	7,865	385,212

Supplemental disclosure of non-cash transactions:
Stock options granted for services rendered	—	436,461

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
1.	Operations:

The Company was incorporated on July 29, 1992 under the Canada Business Corporation Act and primarily carries on the business of remediating chlorinated hydrocarbon contaminated soil. The treatment of contaminated soil is performed using the Company’s thermal oxidation technology. In 1997, the Company commenced operations of its remediation site located in St. Ambroise, Quebec.

In 2002, the Company acquired Material Resource Recovery Inc. (“MRR”) located in Cornwall, Ontario which carries on the business of remediating hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units.

In 2004, the Company completed the construction of a new facility in Belledune, New Brunswick. The Company is in the process of performing compliance tests with the Department of Environment in order to obtain the final operating permit. The Company completed the compliance tests in April 2006 and is awaiting results. The Company expects the Belledune facility to be operational in mid-2006.

2.	Significant accounting policies:
(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company’s wholly- owned subsidiaries, Bennett Remediation Services Ltd. (“BRS”), Bennett RemTech Ltd. (“BRT”), Bennett Environmental U.S., Inc. (“BEIUS”), Récupère Sol Inc. (“RSI”), MRR and Bennett Environmental New Brunswick Inc. (“BEINB”). All material intercompany transactions and balances have been eliminated on consolidation.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(c)	Deferred transportation costs:

Deferred transportation costs relate to costs incurred to ship contaminated soil to the treatment facility and other treatment costs for soil, for which treatment is not complete. These amounts will be expensed when the treatment of the related soil is complete.

(d)	Investments:

Investments where the Company has the ability to exercise significant influence are recorded on the equity basis of accounting and the Company’s share of earnings (loss) is included in the computation of earnings.

Investments where the Company does not exercise significant influence are accounted for under the cost method and income is reflected only to the extent of dividends received.

The Company’s management reviews the estimated realizable value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investees. If an other than temporary impairment in value is determined, a provision is recorded.

(e)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Amortization commences on property, plant and equipment once construction has been completed and the asset is in use.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):

Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate

Automobiles	Declining balance	30%
Computer equipment	Declining balance	30%
Equipment — ELI Ecologic Inc. (“ELI”)	Straight line	2 years
Furniture and equipment and treatment equipment	Declining balance	20%
Kiln — RSI facility	Straight line	10 years
Land improvements	Declining balance	8 to 20%
Leasehold improvements	Straight line	Over term of lease
Storage building and pads	Straight line	20 years
Software	Declining balance	100%
Treatment building	Declining balance	20%
(f)	Other assets:

The Company defers costs incurred related to securing permits to operate their kilns. Deferred permitting costs are amortized over ten years, commencing in the year the permit is secured. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

Operating licenses and other assets related to ELI are amortized over two years, being the estimated useful lives of the assets and the expected term of the licenses.

(g)	Long-lived assets:

Effective January 1, 2004, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3063, Impairment of Long-Lived Assets (“HB 3063”) which requires an entity to evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment.

The Company determines whether there is an impairment, when the carrying amount of the asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(h)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the requirements for accounting for stock-based compensation to employees on a retroactive basis with restatement of prior periods. The requirements require that a fair value-based method of accounting be applied to employee stock-based awards.

The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601, to contributed surplus of $1,201,776 and a decrease to retained earnings of $1,695,377. The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted to employees after January 1, 2002, as adjusted, and adjustments for exercised options.

The Company accounts for all stock-based payments to non-employees using the fair value-based method of accounting. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued.

The Company uses the Black-Scholes option pricing model to determine the fair value of the options. The stock-based compensation cost of the options is amortized over the relevant vesting period of the options.

(i)	Goodwill and other intangible assets:

The Company accounts for goodwill and intangible assets under the provisions of CICA Handbook Section 3062 (“HB 3062”), Goodwill and Other Intangible Assets. Under HB 3062, goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has identified one reporting unit. Impairment is assessed by comparing the reporting unit’s carrying amount to its fair value. Fair value of the reporting unit is estimated using future expected cash flows. If the carrying amount of the reporting unit exceeds its fair value, there is impairment of goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill. In the fourth quarter of 2005 and 2004, the Company completed its annual impairment test for goodwill and determined that there is no impairment of goodwill.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(j)	Revenue recognition:

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

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
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
(k)	Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the determination of percentage of completion and estimated project costs and revenues for contract revenue recognition, recoverability of accounts receivable, the recoverability of deferred permitting costs, property, plant and equipment, goodwill, and other assets, the determination of stock-based compensation, the assessment of realization on future income tax balances, estimates of future obligations related to asset retirement obligations and environmental obligations and amounts accrued for litigation. Actual results could differ from those estimates.

(l)	Translation of foreign currency:

Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statement of operations.

The Company’s foreign subsidiary, BEIUS, is an integral part of the Company’s operations and has, therefore, been translated using the temporal method. Under the temporal method, revenue and expenses are translated using the average exchange rate during the year, monetary assets and liabilities at the year end exchange rates and non-monetary assets and liabilities at their historical exchange rates. Differences arising from currency translation are adjusted through the consolidated statement of operations.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(m)	Financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
(i)	Fair values:

The carrying values of cash and cash equivalents, restricted cash, amounts receivable, accounts payable and accrued liabilities and promissory note payable approximate their fair values because of the short-term nature of these instruments.

The carrying value of note receivable approximates its fair value due to the interest rate on the note receivable being comparable to market rates.

The carrying values of long-term liabilities approximate fair values since the interest rates are based on market rates of interest for similar debt securities.

Other financial instruments held or issued by the Company include the cash surrender value of life insurance. The carrying value approximates the fair value.

(ii)	Foreign currency risk management:

A substantial amount of the Company’s revenue is transacted in United States dollars. Fluctuations in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts. There were no such derivative contracts in place at December 31, 2005 and 2004.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(iii)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily amounts receivable. As at December 31, 2005, two customers represented 28% and 27%, respectively, of accounts receivable (2004 — 84% and 7%, respectively).

Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.
(n)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are included in earnings. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded to reduce future tax assets to an amount that is anticipated to be realized on a more likely than not basis.

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(p)	Asset retirement obligations:

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations (“HB 3110”). HB 3110 requires an entity to record the fair value of an asset retirement obligation (“ARO”) as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The liability is increased by the passage of time and changes in the amount and timing of estimated future cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset.

There was no significant impact on the consolidated financial statements as a result of adopting this accounting policy.

(q)	Termination benefits:

Effective January 1, 2004, the Company adopted the Emerging Issues Committee (“EIC”) Abstract 134, Accounting for Severance and Termination Benefits. This abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. Severance benefits that do not accumulate or vest are accrued and expensed when the benefit is probable and the amount can be reasonably estimated, which is generally when the decision to terminate the employee is made by management of sufficient authority. A liability and expense for contractual termination benefits is recorded based on their fair value when it is probable that employees will be entitled to the benefits, and the amount can be reasonably estimated. This occurs when management approves and commits the Company to the obligation. Management’s termination plan specifically identifies all significant actions to be taken. Actions required to fulfill management’s plan are expected to begin as soon as proceeded. Significant changes to the plan are not likely. A liability and expense is recorded for special termination benefits based on their fair value when management approves and commits the Company to the obligation, management’s termination plan specifically identifies the target level of reduction in number of employees, job classifications and their locations, the benefit arrangement has been communicated to employees in sufficient detail to enable them to determine the type and amount of benefits they will receive upon termination, and the period of time to complete the plan of termination indicates that significant changes to the plan are not likely.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(r)	Employee future benefits:

The Company accounts for the tenure agreement with the founder of the Company under CICA HB 3461, Employee Future Benefits, which requires that a liability be recorded at the present value of the benefits expected to be paid under the agreement. The discount rate used is based on the market interest rates at the measurement date on high quality debt instruments.

(s)	Recently issued pronouncements
(i)	Financial Instruments:

In January 2005, CICA issued Handbook Sections 3855, Financial Instruments — Recognition and Measurement, Section 1530, Comprehensive Income, and Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The adoption of these standards is not expected to have a significant impact on the Company.

(ii)	CICA Handbook Section 3831, Non-Monetary Transactions:

In June 2005, CICA released this section effective for interim or annual periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard is not expected to have a significant impact on the Company.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
2.	Significant accounting policies (continued):
(iii)	EIC-159, Conditional Asset Retirement Obligations:

This abstract clarifies that the term conditional asset retirement obligation as used in HB 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This abstract also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an ARO. This abstract should be applied retroactively, to interim and annual financial statements for fiscal years ending after March 31, 2006. The adoption of this standard is not expected to have a significant impact on the Company.

(t)	Comparative figures:

Certain 2004 figures have been reclassified to conform with the financial statement presentation adopted in 2005.
3.	Amounts receivable:

	2005	2004

Billed	$10,728,035	$8,139,690
Claims	4,775,256	4,900,000
Unbilled	—	1,276,958
Insurance refund	1,313,751	—

	$16,817,042	$14,316,648

Included in amounts receivable are amounts outstanding from one customer of $4,775,256 (2004 — $11,996,838) relating to claims for additional work performed pursuant to the contract which are in dispute with the customer.
The ultimate settlement of the claims is expected in 2006 and may result in a change in the estimated amounts of revenues and receivable recorded on this project.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
4.	Note receivable:

In July 2004, the Company loaned $300,000 to 4003926 Canada Inc., a company operating under the name “Eco-Bois”. The shares of Eco-Bois are owned by a member of the Board of Directors of the Company at December 31, 2005. The Company sold its equity investment in Eco-Bois during 2005 (note 12). The note receivable bears interest at 5% annually on the outstanding balance and is repayable in full on July 7, 2007. The note receivable is secured by the investment tax credits receivable by Eco-Bois. In July 2005, the Company received $141,750 in cash as a reduction of the note receivable. As at December 31, 2005, $173,250 (2004 — $315,000) is receivable from Eco-Bois.

5.	Property, plant and equipment:

		Accumulated	Net book
2005	Cost	amortization	value

Automobiles	$108,598	$28,128	$80,470
Computer equipment	582,267	321,360	260,907
Equipment — ELI	534,000	534,000	—
Furniture and equipment	1,166,636	631,876	534,760
Treatment equipment	21,586,305	4,855,470	16,730,835
Kiln — RSI facility	12,839,576	5,449,680	7,389,896
Land	88,228	—	88,228
Land improvements	139,577	52,227	87,350
Leasehold improvements	58,322	58,322	—
Software	292,802	271,958	20,844
Storage building and pads	5,984,051	1,485,707	4,498,344
Treatment building	3,883,378	408,385	3,474,993

	$47,263,740	$14,097,113	$33,166,627

		Accumulated	Net book
2004	Cost	amortization	value

Automobiles	$180,358	$95,450	$84,908
Computer equipment	599,862	308,052	291,810
Equipment — ELI	534,000	267,000	267,000
Furniture and equipment	1,077,448	519,698	557,750
Treatment equipment	31,076,295	3,181,752	27,894,543
Kiln — RSI facility	16,312,361	4,704,540	11,607,821
Land	88,228	—	88,228
Land improvements	139,577	41,773	97,804
Leasehold improvements	58,322	58,322	—
Software	301,008	244,753	56,255
Storage building and pads	5,981,467	1,171,468	4,809,999
Treatment building	3,437,471	273,212	3,164,259

	$59,786,397	$10,866,020	$48,920,377

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
5.	Property, plant and equipment (continued):

The Company had completed the construction of the new facility in Belledune, New Brunswick in 2004. During 2005, the Company had anticipated that the site would be able to conduct test burns in order to receive its final operating permit to begin commercial operations. However, the Company has not been able to conduct any test burns in 2005 and does not expect to obtain the final operating permit until mid-2006. The Company performed an impairment test on the recoverability of the assets at Belledune and wrote down primarily the treatment equipment by $13,805,583, resulting in a net book value of $16,084,335 at December 31, 2005 (2004 — $29,335,313). No amortization has been recorded on these assets as they are not yet available for productive use.

During 2004, property, plant and equipment related to the Kirkland Lake project were written- off. The application for permitting of this site was postponed indefinitely and, therefore, the related equipment was transferred to other facilities and is being used for alternative purposes. An impairment charge of $921,212 was recorded on this equipment.

6.	Other assets:

	2005	2004

Deferred permitting costs (net of accumulated amortization of nil for 2005 and 2004)	$1,800,606	$3,286,808

Operating permits, licenses and other assets (net of accumulated amortization of $1,798,872 ; 2004 — $899,436)	—	899,436
Cash surrender value of life insurance policy (note 7)	686,067	606,825

	$2,486,673	$4,793,069

Deferred permitting costs included costs of obtaining an operating permit for the New Brunswick facility. As a result of the impairment test performed on the assets of Belledune during 2005 (note 5), the Company wrote down the deferred permitting costs by $1,570,892, resulting in a balance of $1,800,606 at December 31, 2005.
In 2004, the Company wrote-off permitting costs of $3,422,767 related to its bid to acquire a permit in Kirkland Lake as the Kirkland Lake project has been postponed indefinitely.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
7.	Long-term liabilities:

Long-term liabilities comprise the following:

	2005	2004

Promissory note, unsecured non-interest bearing, due December 31, 2005	$300,000	$300,000
Tenure agreement	645,844	741,450
Severance payable	980,899	1,660,000

	1,926,743	2,701,450

Less current portion	1,117,747	1,218,405

	$808,996	$1,483,045

The Company entered into a tenure agreement with the founder of the Company, Mr. John Bennett, which provides for an annual allowance of $69,500 until age 85. The fair value of this liability at December 31, 2005 is $645,844 (2004 — $741,450). The Company also has cash surrender value of a life insurance policy that it holds on Mr. Bennett. The cash surrender value of this life insurance policy is valued at $686,067 at December 31, 2005 (2004 — $606,825) (note 6). An accretion charge of $26,106 (2004 — $165,000) is included in administration and business development with respect to this tenure allowance.
Subsequent to year end, the Company repaid the promissory note in full.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
7.	Long-term liabilities (continued):

During 2004, certain executive employment agreements were terminated resulting in severance payments over periods ending December 31, 2007. In 2004, the Company accrued and expensed administration and business development severance costs of $1,660,000 of which none was paid during 2004.

	Promissory	Tenure	Severance
	note	agreement	payable	Total

Balance, December 31, 2003	$300,000	$576,450	$—	$876,450
Addition	—	—	1,660,000	1,660,000
Accretion charge	—	165,000	—	165,000

Balance December 31, 2004	300,000	741,450	1,660,000	2,701,450
Paid during 2005	—	(69,500)	(800,378)	(869,878)
Accretion charge	—	(26,106)	121,277	95,171

Balance December 31, 2005	$300,000	$645,844	$980,899	$1,926,743

Principal payments on long-term liabilities as at December 31, 2005 are as follows:

2006	$1,117,747
2007	294,593
2008	65,721
2009	65,721
2010	65,721
Thereafter	317,240

$1,926,743

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
8.	Share capital:
(a)	The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares. There are no Series I, non-voting redeemable preferred shares issued.

(b)	The issued share capital of the Company is as follows:

	Common
	shares	Amount

Balance, December 31, 2003	17,145,789	$28,397,470
Issued during the year ended December 31, 2004 for:
Exercise of options	281,651	2,833,364
Private placement (c)	1,000,000	26,000,000
Bought deal (d)	3,000,000	12,000,000
Share issue costs	—	(2,277,027)
Tax benefits related to share issue costs	—	762,753

Total issued shares, December 31, 2004	21,427,440	67,716,560
Shares repurchased in 2004 and held in treasury (e)	(11,500)	(71,879)

Balance, December 31, 2004	21,415,940	$67,644,681

Total issued shares, December 31, 2004	21,427,440	$67,716,560
Issued during the year ended December 31, 2005 for:
Exercise of options	157,500	360,675
Share issue costs	—	(7,673)

Total issued shares, December 31, 2005	21,584,940	68,069,562
Shares repurchased in 2004 and held in treasury (e)	(11,500)	(71,879)

Balance, December 31, 2005	21,573,440	$67,997,683

(c)	On February 3, 2004, the Company completed a financing arrangement with an Underwriter whereby the Underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share and one half common share purchase warrant at $26 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction were $24,700,000. Additional share issue costs incurred related to this financing agreement were $96,477. As at December 31, 2005, there are nil (2004 -500,000) warrants outstanding.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
8.	Share capital (continued):
(d)	On December 30, 2004, the Company completed another financing arrangement with an Underwriter whereby the Underwriter agreed to purchase 3,000,000 common shares at $4 per common share for gross proceeds of $12,000,000. Net proceeds from this financing transaction were $11,329,450. Additional share issue costs incurred related to this financing arrangement were $210,000.

(e)	During the year ended December 31, 2004, the Company, pursuant to a Normal Course Issuer Bid, acquired 11,500 of its common shares for consideration totalling $71,879. These shares have not been cancelled and as a result, are reflected as treasury stock in share capital as at December 31, 2005 and 2004.

(f)	Stock option plan:

The Company has reserved 5,096,325 common shares for issuance under its Stock Option Plan (“Plan”). The Plan provides for the granting of options for the purchase of common shares of the Company at the fair market value of the Company’s stock. Stock options are granted to both employees and non-employees. The Company’s Board of Directors has discretion as to the number of stock options granted, as well as determining the vesting period and expiry dates.

The weighted average grant date fair value of the options granted for the year was $2.23 per share (2004 — $4.55 per share).

Stock option activity for 2005 and 2004 is presented below:

	2005		2004
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Outstanding, beginning of year	1,031,451	$8.07	1,120,602	$9.21
Granted	470,000	3.22	210,000	5.19
Exercised	(157,500)	2.29	(281,651)	7.51
Cancelled	(320,950)	16.97	(17,500)	14.09

Outstanding, end of year	1,023,001	5.67	1,031,451	8.07

Exercisable, end of year	549,668	$7.24	711,951	$8.65

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
8.	Share capital (continued):
The following table summarizes information relating to outstanding and exercisable options at December 31, 2005:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Range of	Number	life	price	Number	price
exercise prices	of options	(years)	per share	exercisable	per share

$ 2.67 — $ 3.55	549,001	3.71	$3.13	275,668	$3.21
$ 4.11 — $ 7.10	243,000	3.45	4.65	89,667	5.28
$ 7.20 — $ 9.10	100,000	2.53	7.77	53,333	8.27
$14.29 — $22.05	131,000	2.52	16.66	131,000	16.66

	1,023,001		5.67	549,668	7.24

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2005	2004

Risk-free interest rate	3.9%	2.7%
Dividend yield	—	—
Expected option lives	5 years	5 years
Expected volatility	79%	135.7%

Compensation expense related to employee stock options for the year ended December 31, 2005 is $1,050,098 (2004 — $675,176).
(g)	Contributed surplus:

	2005	2004

Balance, beginning of year	$1,595,205	$1,201,776
Stock-based compensation charge to earnings	1,050,098	675,176
Stock-based compensation to non-employees included in deferred permitting costs	—	436,461
Stock-based compensation related to options exercised	—	(718,208)

	$2,645,303	$1,595,205

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
9.	Administration and business development:

	2005	2004

Insurance	$2,147,018	$1,222,389
Marketing and public relations	1,835,772	2,059,459
Office supplies and miscellaneous	1,430,139	1,563,602
Wages, salaries and fees	4,216,999	2,788,158
Stock-based compensation	1,050,098	675,176
Professional fees	3,409,379	4,711,548
Severance and termination	—	2,760,000

	$14,089,405	$15,780,332

10.	Loss on investments:

During 2004, the Company determined that there was an impairment that was other than temporary of an investment accounted for under the cost basis, which resulted in a write-off of the investment in the amount of $540,000.

In addition, during 2004, the Company determined that there was an impairment that was other than temporary of its equity investment in Eco-Bois, which resulted in a write off of the investment in the amount of $278,193.
11.	Income taxes:

Income tax expense varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 36.12% (2004 — 35.60%) to loss before income taxes as shown in the following table:

	2005	2004

Loss before income taxes	$(24,852,369)	$(19,638,607)

Combined Canadian federal and provincial income taxes at expected rate	$(8,976,675)	$(6,991,344)
Provincial tax rate difference	—	786,305
Permanent and other differences	441,380	521,456
Change in valuation allowance	8,727,749	—

	$192,454	$(5,683,583)

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Income taxes (continued):

The Company has non-capital losses carried forward of approximately $12,007,000, which are available to reduce future years’ income for income tax purposes.

Non-capital loss carry forwards expire as follows:

2008	$48,000
2009	1,046,000
2010	8,000
2011	3,269,000
2015	7,636,000

$12,007,000

The composition of the future tax assets at December 31 is as follows:

	2005	2004

Future tax assets:
Loss carryforwards	$4,319,454	$1,458,032
Property, plant and equipment	4,578,088	—
Share issue costs	493,204	657,605
Tenure/severance	612,066	866,923
Capital loss carry forward	122,089	—
Other	11,756	174,053

	10,136,657	3,156,613
Less valuation allowance	8,727,749	—

Total future tax assets	1,408,908	3,156,613

Future tax liabilities:
Property, plant and equipment	133,725	710,921
Deferred permitting costs	650,019	1,028,975
Other	30,073	524,891

Total future tax liabilities	813,817	2,264,787

Net future income tax assets	$595,091	$891,826

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
11.	Income taxes (continued):

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

During the year ended December 31, 2005, the Company paid and expensed management fees of $104,167 (2004 — $336,642) to a company owned by a director and officer of the Company.

During the year ended December 31, 2005, the Company paid and expensed legal fees of $1,712,459 (2004 — $1,733,668) to two legal firms, of which three directors are associated.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the Company sold its 50% investment in Eco-Bois to a related party for $250,000 comprising of cash of $175,000 and land of $75,000. The land portion has not yet been recorded as title has not yet been legally transferred. The gain on sale was $175,000.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
13.	Loss per share:

The reconciliation of the loss for the year and weighted average number of common shares used to calculate basic and diluted loss per share is as follows:

	2005		2004
	Number of	Loss for	Number of	Loss for
	shares	the year	shares	the year

Loss for the year	21,503,690	$(25,044,823)	18,272,090	$(13,955,024)
Dilutive effect of stock options and warrants	—	—	—	—

Diluted loss per common share	21,503,690	$(25,044,823)	18,272,090	$(13,955,024)

Options aggregating 1,023,001 (2004 — 1,031,451) and common share purchase warrants totalling nil (2004 — 500,000) (note 8(c)) have not been included in the computation of diluted loss per share as they are considered anti-dilutive.
14.	Commitments:

Future minimum annual rental payments for operating leases for premises are payable over the next five years and thereafter as follows:

Year ending December 31:
2006	$196,192
2007	174,239
2008	166,936
2009	161,536
2010	161,536

$860,439

Restricted cash includes the amounts on deposit plus accrued interest relating to letters of credit outstanding at December 31, 2005 of $1,292,400 (2004 — $1,141,170), which are held as security for the MRR facility site for the Ministry of the Environment.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
15.	Segmented information:
(a)	Geographic information:

The Company operates in one reportable operating segment, which involves the business of remediating contaminated soil and other waste materials. All significant capital assets and goodwill are located in Canada. Sales during the year to customers domiciled in the United States amounted to $13,582,269 (2004 — $10,214,976) and in Canada amounted to $15,667,980 (2004 — $20,427,076).
(b)	Major customers:

For the year ended December 31, 2005, revenues from two customers represented approximately 34% and 19%, respectively of total revenues (2004 — two customers represented 24% and 27%, respectively).
16.	Contingencies:
(a)	Judicial Review of Minister Decision:

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

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
On August 19, 2004, the Federal Court of Canada granted the Company’s application and overruled the decision by the former federal Minister of Environment to refer the project to a review panel. The federal Minister of Environment has appealed the Federal Court of Canada decision to the Federal Court of Appeal.

On July 19, 2005, the Federal Court of Appeal upheld the Federal Court Judge Harrington’s order to overrule the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review the Company’s thermal oxidizer in Belledune, New Brunswick.

On September 16, 2005, the Minister of the Environment, The Hon. Stéphane Dion, accepted the July 19, 2005 Federal Court of Appeal decision, and will not be seeking leave to appeal the Supreme Court of Canada. As a result of this decision, there are no further matters impacting the Company.

There is no impact on the consolidated financial statements relating to this matter.
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

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
The Corps alleges, and the Company disputes, that the Corps withdrew its consent to the award of the 2003 Phase III Contract to the Company, although the Corps consented to ship up to 10,000 tons of soil to the Company for treatment under the 2003 Phase III Contract. The principal contractor on the FC Site did not take any action to cancel the 2003 Phase III Contract, or otherwise notify the Company of the Corps’ actions. The Company began receiving shipments against the 2003 Phase III Contract in August 2003.

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

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
(c)	Class actions:

On July 30, 2004, a class action lawsuit was filed in the United States against the Company and certain officers. A total of 12 similar actions have been filed to this date. Plaintiffs filed a Consolidated Amended Complaint on December 23, 2004. That complaint asserts claims under sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project (note 16(b)).

The consolidated complaint names as defendants the Company, its former Chairman and Chief Executive Officer, John Bennett, its current Chief Executive Officer, Allan Bulckaert, its former Vice President of Engineering and Business Development, Danny Ponn, its former Chief Financial Officer, Richard Stern, and its former Vice President of Sales and Marketing for the United States, Robert Griffiths.

Plaintiffs purport to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants have filed motions to dismiss the consolidated amended complaint.

Before argument of the motions to dismiss, the Company, its insurance companies and counsel for plaintiffs entered into a memorandum of understanding regarding the proposed settlement of the actions. A stipulation of settlement was entered into among all of the parties to the consolidated action as of October 25, 2005. Under the settlement, the actions would be dismissed with prejudice and the defendants and other released parties would receive a release of claims that were or could have been asserted by members of the class in exchange for a cash payment of U.S. $9,750,000, to be paid by the Company and its insurers, of which U.S. $9,000,000 was paid by the Company’s insurance providers. The full amount of the settlement payment was paid into an escrow account in September 2005, by the Company and its insurers. Following notice to class members, at a hearing on January 13, 2006, the Court stated that the settlement would be approved on the terms agreed among the parties. The Court entered its order and final judgment to this effect on February 21, 2006. Under the Federal Rules of Civil Procedure, the time to file a notice of appeal from the order and final judgment expired on March 23, 2006 without any further appeal or impact on the 2005 consolidated financial statements, other than the settlement totalling $878,025.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
(d)	Regulatory investigations:

The following regulatory investigations are either ongoing or undergoing investigation. In the opinion of management, the outcome of the various regulatory matters will not have a material adverse financial effect on the consolidated position of the Company. Ongoing legal fees related to these matters are expensed as incurred.
(i)	On January 29, 2004, the Company announced that it was in discussions with Ontario Securities Commission (the “OSC”) concerning a disclosure issue raised by the OSC staff arising from information disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. OSC staff suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material. The Company has not received any further queries from the OSC staff on this matter since September 30, 2004.

(ii)	On July 30, 2004, the Company was informed by the OSC that it was investigating the trading of shares of the Company prior to (i) the disclosure on March 29, 2004 relating to delays in shipments of soil from the two largest customers of the Company which caused an unscheduled shut down of the Company’s plant in Saint Ambroise, Québec, and (ii) the disclosure on July 22, 2004 regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The OSC requested a detailed written chronology of the events which resulted in the announcements on March 29, 2004 and July 22, 2004.

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

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
The Company provided the requested information and documents in respect of each of the above requests to the OSC and the TSX on September 30, 2004. The Company has not received any further queries from the OSC or the TSX on these matters.
(iii)	In a letter dated August 23, 2004, the United States Securities and Exchange Commission (the “SEC”) advised the Company that the SEC is conducting an informal inquiry of the Company. The SEC requested that the Company voluntarily produce certain records and oral testimony, and the Company is cooperating with the request. According to the notice, “[t]his request is confidential and should not be construed as an indication by the Commission or its staff that any violation of the Federal Securities laws has occurred, nor should it be construed as a reflection upon any security, person or entity.” The SEC subsequently obtained a judicial order opening a formal investigation and authorizing it to depose witnesses. This matter is ongoing and the Company is continuing to co-operate with the SEC in this matter.

(iv)	In a letter dated September 3, 2004, the Company received notice from the NASD Regulatory Division (the “NASD”), on behalf of the American Stock Exchange (the “AMEX”), that it is conducting a review of certain transactions in the Company’s common shares which occurred prior to the Company’s announcement on July 22, 2004 of the loss in its second quarter of 2004. According to the notice, “this is a routine review and should not be construed as an indication that any violations of Federal Securities laws or Exchange rules have occurred, on an adverse reflection on the Company, its securities or any individual who effected transactions in such securities.” On December 22, 2004, the Company received a request for additional information to which the Company responded on February 11, 2005. The Company has not received any further queries with respect to this matter.

(v)	The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the OSC giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company failed to disclose the change in status of the contract at the Federal Creosote Site, and made allegations of illegal insider trading. Submissions were submitted to the OSC by March 17, 2005. This matter is ongoing and the Company is continuing to co-operate with the OSC on this matter.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
(vi)	On March 16, 2005, the Company received a letter from the TSX alleging that the Company had breached the TSX’s timely disclosure policy by failing to promptly disclose the change of the status of the 2003 Phase III Contract in August 2003 after the Company’s original press release of the award of the 2003 Phase III Contract on June 2, 2003. The TSX also alleged in the letter that the Company did not provide balanced disclosure by failing to disclose the removal of the Company from certain indices. The Company’s disclosure committee along with key management attended a timely disclosure education session on May 13, 2005.

(vii)	On December 22, 2005, the Company received a letter from the OSC inquiring about the revenue recognition of the Company. Specific questions were raised in regards to the compensation program in place at the Cornwall facility. A letter of response was sent dated January 5, 2006. On January 19, 2006, the Company received a response to their January 5, 2006 letter, stating that their review was complete and they had no further comments on the issues discussed.

(viii)	In September 2005, the Company received a letter from the SEC as part of their continuous disclosure review. The Company has responded to this initial letter and has received subsequent follow-up letters the latest being in January 2006. The Company has responded to the latest letter and is awaiting the response from the SEC.

(ix)	In April 2006, the Company received a letter from the OSC as part of their continuous disclosure review. The Company is in the process of preparing its response to this letter.
(e)	Quebec Order:

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

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
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

Since the filing of its observations, RSI has exchanged correspondence and has had several discussions with the Ministry. Recently, at a meeting held on February 9, 2005, the Company met with Ministry officials where they asked the Company to develop an action plan to address the concerns raised in the Preliminary Notice. The Company developed an action plan that it believes addresses the Ministry’s concerns, while at the same time allows it to remain commercially competitive. The action plan was submitted to the Ministry on February 21, 2005. Subsequently, there was a submission of an amended action plan on March 21, 2005.

On December 5, 2005, the Quebec Ministry of Sustainable Development, Environment and Parks (“MSDEP”) issued a new amended Certificate of Authorization to Recupere Sol Inc. for the operations of its facility located in St. Ambroise, Quebec. Bennett Environmental Inc. has been notified by the MSDEP that it will not take further action with respect to the Prior Notice issued on September 16, 2004 and that it will not issue an order against RSI.
(f)	Other:
(i)	During the year, the Company was served with a claim by a supplier claiming breach of contract. The matter has gone to arbitration. As of March 31, 2006, the Company was required to pay $45,000 to settle part of the claim. This amount has been accrued in the 2005 financial statements.

The Company has accrued an additional $100,000 in its financial statements in respect of bonus and commission entitlements under the claim, as its best estimate of potential loss. The claimant has claimed an amount of $5,000,000. Management will vigorously defend the claim.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
16.	Contingencies (continued):
During 2005 a former employee filed a wrongful dismissal suit against the Company claiming damages in the amount of $270,000. The Company has offered an amount of $46,000 to settle the claim. The Company’s offer has not yet been accepted. The Company has accrued the settlement offer in its 2005 consolidated financial statements as management’s best estimate of the potential loss. Management will vigorously defend the claim.
(ii)	In the ordinary course of business, lawsuits have been filed against and by the Company. In the opinion of management, the outcome of the lawsuits now pending, will involve amounts that would not have a material adverse effect on the consolidated position of the Company. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.

(iii)	During a routine audit, the Ministry of Quebec identified in a letter, that our subsidiary in Quebec has incorrectly deducted input tax credits for Quebec sales tax (“QST”) related to utilities. QST legislation denies such input tax credits for service-type businesses. A proposed adjustment letter was received by the Company dated December 8, 2005 for $1,086,900.

A letter dated February 7, 2006 has been filed with the Interpretation Department of the Commodity tax services of the Ministry of Revenue of Quebec. The Company believes that they are entitled to input tax credits on electricity, gas, fuel and steam used for soil decontamination. No provision has been made at December 31, 2005, and the Company continues to record input tax credits related to QST.
17.	Subsequent event:

On April 13, 2006, the Company entered into an agreement to sell certain assets associated with its odorant business in Midland, Texas, U.S.A. for $322,000 to a former employee. The assets are comprised of a number of miscellaneous items including containers, a fork lift, truck and trailer, tanks, drums and a generator. As consideration, the Company received a three-year promissory note in the amount of $322,000, bearing interest at 5-1/2% per annum, payable in equal, semi-annual payments on January 1 and July 1 of each year, with all accrued and unpaid interest to the date of such payment provided that the first payment of $70,000 was made immediately.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18.	United States generally accepted accounting principles reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as summarized below:
(a)	Loss for the year and loss per share:

	2005	2004

Loss for the year in accordance with Canadian GAAP	$(25,044,823)	$(13,955,024)
Compensation expense (d)	1,013,667	621,029
Deferred permitting costs (e)	(84,690)	(1,730,494)
Write-down of deferred permitting costs (e)	1,570,892	3,422,767
Loss on investments (f)	—	81,050
Future income tax recovery on U.S. GAAP adjustments (g)	(536,816)	(610,911)

Loss for the year in accordance with U.S. GAAP	$(23,081,770)	$(12,171,583)

Basic loss per share in accordance with U.S. GAAP	$(1.07)	$(0.67)

Diluted loss per share in accordance with U.S. GAAP	$(1.07)	$(0.67)

Weighted average shares outstanding (note 13):
Basic	21,503,690	18,272,090
Diluted	21,503,690	18,272,090

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18.	United States generally accepted accounting principles reconciliation (continued):
(b)	Consolidated balance sheets:

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

2005	Other assets	All other	Total

Assets in accordance with Canadian GAAP as at December 31, 2005	$2,486,673	$63,038,399	$65,525,072
Deferred permitting costs (e)	(1,800,606)	—	(1,800,606)
Future income tax recovery on U.S. GAAP adjustments (g)	—	525,240	525,240

Assets in accordance with U.S. GAAP	$686,067	$63,563,639	$64,249,706

2004	Other assets	All other	Total

Assets in accordance with Canadian GAAP as at December 31, 2004	$4,793,069	$85,219,333	$90,012,402
Deferred permitting costs (e)	(3,286,808)	—	(3,286,808)
Future income tax recovery on U.S. GAAP adjustments (g)	—	1,062,057	1,062,057

Assets in accordance with U.S. GAAP	$1,506,261	$86,281,390	$87,787,651

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18. United States generally accepted accounting principles reconciliation (continued):

	2005	2004

Liabilities in accordance with Canadian and U.S. GAAP	$9,163,405	$10,009,012

Shareholders’ equity in accordance with Canadian GAAP	$56,361,667	$80,003,390
Deferred permitting costs (e)	(1,800,606)	(3,286,808)
Future income tax recovery on U.S. GAAP adjustments (g)	525,240	1,062,057

Shareholders’ equity in accordance with U.S. GAAP	$55,086,301	$77,778,639

Shareholders’ equity in accordance with U.S. GAAP is comprised of:
Share capital	$70,998,025	$70,645,023
Additional paid-in capital (d)	193,425	193,425
Deferred compensation expense (d)	(18,560)	(54,990)
Retained earnings (deficit)	(16,086,589)	6,995,181

Shareholders’ equity in accordance with U.S. GAAP	$55,086,301	$77,778,639

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18.	United States generally accepted accounting principles reconciliation (continued):
(c)	Consolidated statements of cash flows:

Under U.S. GAAP, cash provided by operations would decrease by $84,690 (2004 — decreased by $1,294,033) and cash used in investments would increase by $84,690 (2004 — increased by $1,294,033) for the costs of deferred permitting, which would be expensed as incurred and classified as a component of operating cash flows under U.S. GAAP.
(d)	Stock-based compensation:
(i)	For Canadian GAAP purposes, the Company has accounted for employee stock-based compensation using the fair value method and thus has recorded compensation expense related to the employee options. For U.S. GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (“APB 25”). As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. The Company has reversed the stock-based compensation recorded under Canadian GAAP and recorded stock-based compensation under APB 25.

(ii)	Accounting for employee stock options under U.S. GAAP would result in a reclass to increase share capital and a corresponding decrease in additional paid-in capital of nil (2004 — $9,448 both to additional compensation expense and a corresponding increase to paid-in capital) for those options that have been exercised during the year for which stock-based compensation was recorded under APB 25. There were no such stock options exercised in 2005 (2004 — 14,101).
(e)	Deferred permitting costs:

Under Canadian GAAP the expenditures relating to the acquisition of operating permits may be deferred and amortized to expense in a rational and systematic manner. Under U.S. GAAP these expenditures are charged to expense when incurred.

BENNETT ENVIRONMENTAL INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004
18.	United States generally accepted accounting principles reconciliation (continued):
(f)	Loss on investments:

Under Canadian GAAP, certain investments were written off during 2004 and for U.S. GAAP purposes, these investments were written down in prior years. For U.S. GAAP purposes, 2004 write-offs totalling $81,050 have been reduced since they were previously recorded for U.S. GAAP purposes.
(g)	Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian future income tax assets and liabilities at enacted tax rates would not change recorded (loss) for the year or shareholders’ equity under U.S. GAAP. The deferred income tax effect of U.S. GAAP adjustments has been recorded at the enacted tax rate in the period of adjustment.
(h)	Comprehensive loss:

Under Statement of Financial Accounting Standards 130, Reporting Comprehensive Income, all changes in shareholders’ equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations of the period. There are no transactions to be reported in comprehensive loss.

39